Form 10-K, Exhibit 13
period 1999-12-31
RIGGS NATIONAL CORP
filed 2000-03-24
CIK 350847

TO MY FELLOW SHAREHOLDERS


To my fellow shareholders:

As Riggs enters the year 2000, it is a pleasure to inform you about our company's expansion of its products from loan and deposit banking to the full spectrum of financial services. For 164 years, we have built an excellent reputation for providing traditional banking services to our clients. Now amidst deregulation, we are taking full advantage of our opportunity to build upon the trust and confidence we enjoy from our customers and to provide for the full range of their financial needs while maintaining our standards of quality and safety.

Riggs & Company, our Investment Management, Trust and Private Banking Division, is realizing the promise envisioned when it was inaugurated in 1997. Total fee income for Riggs & Company in 1999 increased 12%, and its scope of business was significantly enhanced when Riggs Investment Corporation was launched early in the year. This new broker-dealer subsidiary has responsibility for Riggs & Company's sales of stocks, bonds and mutual funds including four new Riggs Funds which bring our total mutual funds to nine well-managed and diversified investment choices for our customers. G. Michael Richwine, Senior Vice President of our Trust Department, has been assigned responsibility for Riggs Investment Corporation's accelerated growth by supervising coordination throughout Riggs Bank for the development of investment sales.

Riggs Mortgage Banking was also created in 1999. After Riggs Bank's long and successful history of purchasing mortgage loans, this new division enables us to originate loans at higher profit both for our own portfolio and for placement with others as well. An experienced mortgage banking professional, Senior Vice President Richard Knapp, Jr., manages this important and rapidly growing residential mortgage loan business.

Riggs Embassy Banking opened a new branch in Berlin during 1999 to complement the well established and successful Embassy Banking Division in Washington and the more recently established and rapidly growing Embassy Banking Branch in London. By establishing an early presence in Berlin, Riggs has the opportunity to realize significant new business as foreign embassies from around the world relocate their embassies in Germany to its reinstated capital city. Vice President David D. Gallalee has moved from Embassy Banking in Washington to be Manager of the Berlin Branch.

Riggs Private Banking initiated a major new initiative in London during 1999. The international private banking business enables us to leverage our embassy banking network for investment sales with our growing international client base, and London represents an important expansion opportunity which has been placed under the responsibility of Wadih F. Hanna, an experienced and outstanding international banker recruited to be its Managing Director. To strengthen service to our international diplomatic clients in Washington, we have consolidated all of our international banking functions at our efficient new Paul Cushman III International Financial Center located at Dupont Circle on "Embassy Row."

Riggs Enterprise Solutions is a new division formed in 1999 to develop and market cash management services to foreign governments based upon Riggs's CA$HLINK service to the U. S. Treasury, the largest cash management collection information system in the world. Based on the success we have enjoyed with our own government, we believe that Riggs can successfully market the same efficient and transparent electronic funds management system to other governments around the globe. Alexander M. Daisley, President of Riggs Enterprise Solutions, brings the right combination of technological and marketing experience to head this new activity.

Riggs Investment Banking was formed in 1999 within our Relationship Banking Group to offer our business clients access to capital market expertise for the full range of their funding needs. Several private placement offers have already been presented to longstanding clients of Riggs with encouraging prospects for success in this business as a new source of fee income. Two seasoned Riggs corporate bankers, David L. Bachetti and Kevin L. Flemming II, are Managers of Riggs Investment Banking.

Riggs Capital Partners, our new venture capital business, is investing up to $100 million in emerging companies with particular emphasis on the Washington area's technology market, which is among the most entrepreneurial, fastest-growing and vibrant of such markets in the United States. Under the superb management of J. Carter Beese, Jr., President, and W. E. Tige Savage, Executive Vice President, Riggs Capital Partners is realizing positive results after just one and one-half years of operation, with enormous future potential.

In order to strengthen our management team, Robert C. Roane, a twenty-year executive veteran at Riggs, was promoted to Executive Vice President and Chief Operating Officer of Riggs Bank. Mr. Roane's principal occupation will be to make certain that we stay focused on our traditional banking business while we develop our new initiatives at the same time.

Financial results for 1999 were adversely affected by development expenses associated with the foregoing new initiatives, by an increase in non-performing loans and by redemption of our $125 million 8.5% subordinated notes during the year, all of which combined to reduce Net Income to $31.6 million ($1.09 per diluted share). However, we believe that the future returns on expenses incurred for our initiatives will be well worth the expenditures. The vast majority of our non-performing loans in 1999 were syndicated loans purchased from other banks to companies having no relationships with Riggs, a practice which we have ended. The redemption of our high cost subordinated notes, which resulted in a $5.1 million extraordinary loss during 1999, is expected to provide substantial interest expense savings, enhancing profits in future years beginning year 2000.

A key element in Riggs's strategy is ensuring that we will always have a sound financial position. Our robust capital structure -- $827.2 million of regulatory capital -- assures us of both financial strength and the flexibility to take timely advantage of new business opportunities. At year end 1999, our capital ratios continued to exceed regulatory definitions of "well capitalized." The Corporation's total and leverage capital ratios were 23.55% and 8.59% at
December 31, 1999, compared to regulatory minimums of 8.0% and 4.0%, respectively, and liquidity continues to be high.

In concluding this review of Riggs in 1999, I would like to extend my heartfelt thanks and appreciation to our dedicated Board of Directors, Board of Consultants and 1,600 employees, all of whom are working hard to strengthen our business and position it for growth. And I thank our loyal customers and our shareholders for their continued support as Riggs completes its transition into a broadly based financial services company.



/s/ JOE L. ALLBRITTON
---------------------
Joe L. Allbritton

Chairman of the Board and Chief Executive Officer

SERVING THE MOST IMPORTANT CUSTOMERS IN THE WORLD


On a global basis, personal wealth is multiplying, multitudes of new businesses are being created, and technologies are being transformed at a breathtaking pace. With our headquarters serving the burgeoning Washington, D.C., market and with our strategic locations in London, Berlin and Miami, Riggs has a unique historical franchise and is well positioned to take advantage of the unprecedented opportunities today's economic and business environment offers.

As a financial counselor to U.S. Presidents, statesmen from around the world, and embassies - as well as affluent individuals - we have carved out a niche market in sophisticated wealth management for the customer who has numerous and specialized financial needs. Riggs is in the forefront of knowing and serving the Washington, D.C.-related financial services environment. Building on our franchise strength, we are developing new market opportunities that further enhance our competitive edge.




TRANSLATING TRADITIONAL LEADERSHIP INTO NEW MARKETS
Over the latter half of the decade, Riggs began a strategic move to broaden its capabilities - and its identity - from that of a traditional banking and trust business with a unique customer base to that of a full-fledged, broadly-based financial services provider serving the full spectrum of its clients' needs.

The 1997 introduction of Riggs & Co., our integrated trust and investment advisory services business, was followed in short order with the acquisition of
J. Bush & Co. Incorporated - a subsidiary specializing in high wealth individual investors.

Riggs has for more than 160 years developed and refined private banking for generations of affluent Washingtonians. Since its creation, Riggs & Co. has rapidly built a highly personalized business based on the customer's perspective. A client's assets work harder when they work together. Using a team approach - with banking, credit, investment and retirement plan specialists working hand-in-hand with the customer we address the client's complex challenges, offer him the best possible solutions to his problems, and help him create opportunities out of those challenges.

More than one-third of all households in metropolitan Washington, D.C., maintain income-producing assets - nearly twice the national average. Over the course of 1999, we made considerable and tangible progress in serving this attractive market by increasing the size and capabilities of our trust and investment services to offer virtually any type of leading edge service or product a client needs.

Riggs & Co. now offers clients a host of new benefits, including a greater choice of investments, daily valuation of accounts, and a daily opportunity to change their investments. We also now offer customers the ability to receive estate settlements in the form of shares rather than cash, providing them with better options in managing their taxes.

Additionally, Riggs Investment Corporation, created in 1999, has introduced to its clients a broad array of new asset classes and investment styles, nearly doubling our existing product offerings and giving our customers a greater choice of investment options to tailor to their individual needs. For example, our new Prevail asset allocation program combines Riggs Funds with other mutual funds in a single, customized account offering the benefits of investment advice and easy recordkeeping. What's more, we also have launched an attractive asset management account, an integrated account linking checking, debit cards and ATMs with investment management.

Venture capital investment nationwide has doubled over the past year, and the greater Washington, D.C., region is outpacing the growth over much of the country. Riggs Capital Partners, our venture capital subsidiary, has established itself quickly and broadened its reach, significantly extending Riggs's in-market franchise. Riggs Capital Partners will commit up to $100 million, both for funds and for direct deals. The relationships we are developing through this investment process are positioning us perfectly to gain ever more access to new, quickly-growing entrepreneurial businesses in the mid-Atlantic region, especially in the vibrant emerging technologies market.

Our Relationship Banking unit in 1999 reinforced its dedication to serving the unique customer base indigenous to the Washington area. Known in the commercial community as the local bank for local customers, we are renewing our focus on the area's emerging technology organizations, government contractors, not-for-profit organizations, and trade associations.

The launch early this year of our newest Relationship Banking initiative, Riggs Investment Banking, now enables us to offer our middle-market customers direct access to the capital markets - further strengthening Riggs's opportunities for fee income, together with our traditional commercial credit, cash management, private banking, and investment services.

Over the past two years, we have been developing a powerful base overseas, with several offices in London emulating our successful Washington-based embassy and international business. We are actively seeking opportunities to increase our business internationally by forging new critical linkages between our unique, existing relationships through both traditional banking and non-traditional, fee-based services.

The year 1999 proved to be a vital period for our international embassy banking activities. The opening of our Berlin office in conjunction with the move of the entire diplomatic community in Germany from Bonn to Berlin affords us outstanding new business prospects, as Berlin becomes a new diplomatic crossroad in Europe. Our new footprint in Berlin not only has enabled us to begin serving the U.S. Embassy in Berlin with its banking needs, but also enables us to extend our expertise in diplomatic banking services to other foreign embassies and missions headquartered there. It also gives us unprecedented access to additional, non-banking business opportunities in government cash management and personal investment management.


We anticipate the Berlin office will emulate our success in London, where, in just two years, we have built a strong base of operations. We now serve more than 50 countries in this dynamic European financial hub. As the European economy continues to evolve, we have created a distinct opportunity to build a series of niched international businesses, including private banking, trade and property finance, and corporate lending. Our newly-formed private banking company in London is opening up European and other international investment sales opportunities, with a senior manager who has substantial and publicly recognized international private banking experience.

Through Riggs International Services Company Limited, created in 1999, we now are further expanding our service to international clients by providing new, sophisticated forms of international insurance overseas, including life and health insurance, for Washington, D.C.-based diplomats and other international clients.

Our early 1999 award of a new agreement to transform and manage the U.S. Treasury's cash management system has provided us with an excellent platform to pursue additional business opportunities in cash management, both domestically and internationally. Through Riggs Enterprise Solutions, we are capitalizing on our development work on the largest deposit reporting and cash concentration system in the world to build new revenue opportunities in this key business area, especially with foreign governments.

Our new International Financial Center in the Dupont Circle neighborhood of Washington, D.C., located near the local embassy banking and diplomatic community, consolidates all of our Washington, D.C.-based international business activity, improving the coordination and efficiency of these operations. Our Miami office continues to complement these international activities in serving the banking and investment needs of the Latin American diplomatic community.


OFFERING AN UNSURPASSED CUSTOMER EXPERIENCE
The hallmark of Riggs, our traditional in-market banking business, continues as the strong foundation of our franchise. Over the past year, we have worked enterprise-wide to offer the Riggs customer a consistent, high-quality and personalized experience with the sales process, as well as a widening array of products. We have developed a sales-oriented culture to transform the quality of customer service through better technology, a dramatic enhancement of our sales management process, and heightened performance standards throughout the company.

With the explosive new demands for e-commerce, we have been significantly upgrading our electronic distribution channels to make it easier for customers to do business with us. Our recently enhanced Web banking structure enables customers to access more information more quickly. Through Web banking, our customers are now applying for loans online, purchasing additional shares of Riggs Funds, and receiving additional information on their personal investments.

We have upgraded our RiggsDirect telephone customer interface system as well, to enhance the customer relationship. With new technologies, we are able to view a customer's entire relationship with Riggs, and recommend the best product and service mix to benefit that customer.

Further enhancing our customer-fluency, we have significantly improved our ability to cross-sell our growing range of products by training and licensing branch sales representatives to sell securities. Concurrently, we have developed stronger sales measurement and sales incentive programs that already are demonstrating measurable improvements in cross-selling results.

As a local bank with deep roots in the community, our leading position, stature and name recognition in the region provide us an excellent springboard to becoming the premier mortgage lender in the Washington area. To take advantage of the significantly growing local market in home sales, we are complementing our traditional lending and home equity services with a direct retail mortgage loan capability, which already is beginning to yield success. Our existing customer base has offered us an instant relationship-building opportunity to make a solid mark in this business.

With a strong view to customer service, we are providing new, more competitive loan parameters and product profiles to serve a diverse customer base. Our experienced professionals are offering flexible solutions to homebuyers' needs, whether the customer is a first-time buyer, an experienced buyer, an international homeowner, or a low-income buyer.

Equally strong is our commitment to our community. Throughout 1999 we continued our leadership in the community, as well as our solid and recognized support of CRA objectives. Early in the year, we made a meaningful contribution to D.C. College Access, a program ensuring higher educational opportunities for District high school students through counseling and scholarships.

Over the past year our aggressive community support agenda also has included programs benefiting minority churches; making electronic banking available to low-income customers; providing area-wide support for low-income students; and making affordable loans available for a low-income housing program. In late 1999 we were named the first ever recipient of the Corporate Responsibility Award from the Educational Organization for United Latin Americas.

Riggs has created a truly unique franchise over its long and distinguished history, built on personalized service to the most important people in the world
- our customers. We treasure that heritage, and keep that as the focus of everything we do. Our customer-intimate strategy will continue to develop Riggs in the 21st century as a premier provider of financial services.

MANAGEMENT'S DISCUSSION & ANALYSIS


RIGGS NATIONAL CORPORATION
Riggs National Corporation is a bank holding company headquartered in Washington, D.C. We engage in a variety of banking and financial services activities, either directly or through our subsidiaries, serving a broad customer base. These services include community banking, corporate and commercial banking, international banking, and trust and investment management services.

Our principal banking subsidiary is Riggs Bank National Association (the "Bank" or "Riggs Bank"), serving the Washington, D.C., metropolitan area with 53 branches and 133 ATM's. We provide trust and investment management services through a division of the Bank, Riggs & Company ("Riggs & Co."). We have a mortgage banking subsidiary, Riggs Real Estate Investment Corporation ("RREIC"), based in Virginia. A subsidiary of the Bank, Riggs Bank Europe Limited ("RBEL"), is a full-service banking operation based in the United Kingdom. We formed a venture capital subsidiary in 1999, Riggs Capital Partners, LLC ("RCP"). In addition to Washington, D.C., Virginia and the United Kingdom, we had banking operations or subsidiaries in Maryland, Florida, Germany and the Bahamas at December 31, 1999.


SELECTED CONSOLIDATED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                  1999            1998             1997             1996           1995
------------------------------------------------------------------------------------------------------------------------------------

Interest Income                                        $  334,443      $  353,802       $  330,792       $  293,198    $  298,799
Interest Expense                                          147,503         163,450          151,501          139,891       147,821
------------------------------------------------------------------------------------------------------------------------------------

Net Interest Income                                       186,940         190,352          179,291          153,307       150,978

Less:  Provision for Loan Losses                            2,500            --            (12,000)            --         (55,000)
------------------------------------------------------------------------------------------------------------------------------------

Net Interest Income after
  Provision for Loan Losses                               184,440         190,352          191,291          153,307       205,978
Noninterest Income Excluding
  Securities Gains, Net                                   105,472          99,259           84,424           89,007        73,493
Securities Gains, Net                                       1,154          15,023            3,500            7,170           511
Noninterest Expense                                       207,244         193,752          186,030          176,947       191,834
------------------------------------------------------------------------------------------------------------------------------------

Income before Taxes, Minority
  Interest, and Extraordinary Loss                         83,822         110,882           93,185           72,537        88,148
Applicable Income Tax Expense                              26,953          29,088           24,690            6,174           346
Minority Interest in Income
  of Subsidiaries, Net of Taxes                            20,214          19,947           17,616              420           --
====================================================================================================================================

Net Income before Extraordinary Loss                       36,655          61,847           50,879           65,943        87,802
Extraordinary Loss, Net of Taxes                            5,061            --                --              --             --
====================================================================================================================================

Net Income                                             $   31,594      $   61,847       $   50,879       $   65,943    $   87,802
Less:  Dividends on Preferred Stock                          --             9,854           10,750           10,750        10,750
Less:  Excess of Call Price over Carrying Amount
       of Preferred Stock                                    --            13,808              --              --             --
====================================================================================================================================

Net Income Available
  for Common Shareholders                              $   31,594      $   38,185       $   40,129       $   55,193    $   77,052

Earnings Per  Share
   Basic before Extraordinary Loss                     $     1.29      $     1.25       $     1.32       $     1.82    $     2.55
   Diluted before Extraordinary Loss                         1.26            1.21             1.27             1.79          2.54
   Basic                                                     1.11            1.25             1.32             1.82          2.55
   Diluted                                                   1.09            1.21             1.27             1.79          2.54
Dividends Declared and
  Paid Per Common Share                                       .20             .20              .20              .15            -

====================================================================================================================================
YEAR-END
Total Assets                                           $5,830,149      $5,502,331       $5,846,426       $5,135,100    $4,732,533
Long-Term Debt                                             66,525         191,525          191,525          191,525       217,625
Shareholders' Equity                                      337,713         392,728          463,182          425,776       376,669
====================================================================================================================================

OVERVIEW
Net income was $31.6 million in 1999 compared to $61.8 million in 1998. Income before taxes, minority interest, and extraordinary losses for 1999 was $83.8 million, representing a 24% decrease from the 1998 total of $110.9 million.

The decrease in earnings in 1999 was attributable to decreases in net interest income and nonrecurring securities gains combined with increases in noninterest expense, provision for loan losses, and extraordinary losses. Net interest income for 1999 was $186.9 million, a decrease of 2% or $3.4 million from 1998. Securities gains declined $13.8 million to a total of $1.2 million in 1999 from $15.0 million in 1998. Noninterest expense totaled $207.2 million in 1999, a 7% increase from 1998. The provision for loan losses was $2.5 million in 1999, with none in 1998. Extraordinary losses of $5.1 million, net of tax, were recorded in 1999 from the early redemption of debt compared with no such losses in 1998. The reduction in earnings was partially offset by an improvement in noninterest income, excluding securities gains, that totaled $105.5 million in 1999, a 6% increase from $99.3 million in 1998.

Diluted earnings per share (EPS) for 1999 and 1998 were $1.09 and $1.21, respectively. A one time charge of $0.17 from the redemption of debt reduced 1999 EPS while the 1998 EPS was reduced by a one-time charge of $0.44 from the redemption of preferred stock. Return on average assets was 0.57% for 1999 compared to a ratio of 1.11% for 1998; the return on average shareholders' equity was 9.14% in 1999 compared to 13.61% for 1998.

RESULTS OF OPERATIONS
Net Interest Income
Net interest income is the difference between interest income on earning assets and interest expense on deposits and borrowed funds. Net interest income is affected by changes in the level of interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities (see Tables A and B).

Net interest income on a tax-equivalent basis totaled $190.2 million in 1999, a decrease of $3.2 million or 2% over 1998 and an increase of $7.0 million or 4% from 1997. The net interest margin was stable in 1999 at 3.76% compared with 3.78% in 1998 and 3.81% in 1997. In 1999, average interest-earning assets decreased by $46.9 million or 1% from 1998, while the average rate earned decreased 31 basis points between the years. This decrease in the rate earned on average assets was the primary cause of a $19.1 million decrease in interest income. Average interest-bearing funds increased by $243.2 million during the year with the average rate paid declining 61 basis points, resulting in a $15.9 million decrease in interest expense.

The decrease in average earning assets during 1999 was caused by a decrease in the average balances of time deposits with other banks, federal funds sold and reverse repurchase agreements totaling $168.1 million, offset by a $116.5 million increase in the average balance of the loan portfolio. The average rate earned on loans was the largest contributor to the decrease in interest income in 1999. Declining yields on the commercial, residential and foreign portfolio all contributed to reducing interest income. The increased average balance in the loan portfolio offset the reduction in interest income from declining yields by $9.2 million.

The increase in average interest-bearing funds during 1999 was due primarily to the growth on average of $156.8 million in money market deposits and $134.6 million in short-term borrowings. These increases were offset to some extent by a decline in long-term debt from the redemption of $125.0 million of subordinated notes in July 1999. The average rate paid on interest-bearing funds decreased 61 basis points from 1998 with a decline seen in all interest-bearing deposit areas.

Noninterest Income
Our revenue mix continued to shift in the most recent year with a larger percentage of our income coming from fee-based noninterest income versus net interest income components. Noninterest revenue, excluding securities gains, accounted for 36% of combined revenue in 1999 compared to 34% in 1998 and 32% in 1997. The revenue shift is a result of our continued strategic focus on the trust and investment management division, Riggs & Co. Excluding nonrecurring securities gains, noninterest income increased 6% in the current year compared to 1998 and the 1999 total was 24% higher compared to 1997. Securities gains decreased significantly in 1999 as a rising interest rate environment decreased the market value of our investment portfolio. Securities gains were $1.2 million in 1999 compared with $15.0 million in 1998.

Trust and investment advisory income is the primary revenue source for Riggs & Co. Growth in this area was $5.8 million in 1999, an increase of 13% over 1998 and 38% in relation to 1997. In the fourth quarter of 1999, we recorded $2.0 million in investment valuation gains from our venture capital subsidiary, Riggs Capital Partners. RCP recorded no gain or loss prior to the fourth quarter of 1999. In addition to securities gains, certain nonrecurring items are included in 1999 and 1998 noninterest income. These include a $3.8 million gain from the sale of our corporate aircraft in the current year and a $3.6 million gain in 1998 resulting from the termination of the RBEL pension plan. These gains are reported in other operating income on the Consolidated Statements of Income.

Noninterest Expense
Noninterest expense for the year ended December 31, 1999, was $207.2 million, an increase of $13.5 million or 7% over 1998. This compares to an increase of $7.7 million or 4% in 1998 over 1997. The current period increase includes $6.6 million in added personnel costs, partially attributable to staff costs associated with new business initiatives. Additional increases also were seen in the areas of data processing services, furniture and equipment related costs, merchant credit card processing services, and advertising costs. The number of employees at December 31, 1999, was relatively unchanged from December 31, 1998, with a year-end total of 1,589. This compares to 1,598 and 1,580 at December 31, 1998 and 1997, respectively.

Income Taxes
Our provision for income taxes includes federal, state, local and international tax obligations. Income tax expense decreased $2.1 million in 1999 to $27.0 million from $29.1 million in 1998 and $24.7 million in 1997. The decreased expense was primarily the result of decreased earnings. Our effective tax rate of 32.2% for 1999 was higher than the rate of 26.2% for 1998 and 26.5% for 1997. During 1998 and 1997, we reversed valuation allowances related to deferred tax assets which reduced income tax expense. As substantially all of the valuation allowances were reversed in earlier periods, the effective tax rate increased in 1999. The increase in our effective tax rate was mitigated by a reduction in our state tax obligation from the formation of RREIC, a Real Estate Investment Trust. RREIC is the mortgage banking subsidiary of Riggs Bank that holds the Bank's residential real estate loans.

FINANCIAL POSITION AND LIQUIDITY
Earning Assets
Loans and investments are our primary earning assets. At December 31, 1999, earning assets totaled $5.25 billion compared to $5.00 billion at December 31, 1998. Loans represented 61% of the earning assets at December 31, 1999, while securities and short-term investments were the remaining 39%. In 1998, the mix was similar with 65% of earning assets in loans and 35% in investments. Loans are generated in our Banking segment through both retail and commercial banking activities as well as in our International segment through embassy banking and our London based subsidiary, RBEL. Investments are managed predominately by our Treasury segment including securities available for sale and other short-term investments.

Loans
Total loans at December 31, 1999, were $3.20 billion, a decrease of 2% from December 31, 1998. One-half of the loan portfolio consisted of residential mortgage, home equity, and consumer loans which were generated through retail banking activities. Commercial loans generated through both the relationship banking and international banking activities represent the remaining balance of the portfolio (see Tables C, D and E).

Total loans decreased $56.2 million in 1999 resulting from a $56.5 million decrease in the residential mortgage portfolio as mortgage loan runoff was not fully replaced with new loan originations. In 1998 there was an increase in residential mortgage loans due primarily to the purchase of $261.7 million of bulk loans offset by prepayments of loans during the year. Loan balances in all other lending areas were relatively consistent with year-end 1998.

Cross-Border Outstandings
We extend credit to borrowers domiciled outside of the United States through several of our banking subsidiaries primarily through our International Banking segment. Cross-border outstandings include loans, acceptances, interest-bearing deposits with other banks, investments, and other monetary assets that are denominated in U.S. dollars or other currencies. In addition, cross-border outstandings include legally enforceable guarantees issued on behalf of non-local third parties and local currency outstandings to the extent they are not funded by local currency borrowings. These assets may be impacted by changing economic conditions in the respective countries. We routinely review these credits and continually monitor the international economic climate and assess the impact of these changes on foreign domiciled borrowers.

At December 31, 1999, we had no cross-border outstandings exceeding 1% of our total assets to countries experiencing difficulties in repaying their external debt. At December 31, 1999, 1998 and 1997, the United Kingdom was the only foreign country with cross-border outstandings in excess of 1% of our total assets that had loans in either a nonperforming, past-due or potential problem loan status (see Tables F and G).

Short-Term Investments
Short-term investments are managed by our Treasury segment and include time deposits with other banks, federal funds sold and reverse repurchase agreements. These investments are liquid assets with original maturities generally of less than 90 days. Short-term investments are lower-yielding assets that are highly interest-rate sensitive. Funds available for short-term investments are a function of daily movements in our securities, loans and deposit portfolios, combined with our overall interest-rate risk and asset/liability management strategy. Liquidity is also available through our credit facilities with Federal Home Loan Banks ("FHLB"). We have secured and unsecured lines of credit that exceed $1 billion which could be drawn upon to meet potential funding requirements.

At December 31, 1999, total short-term investments decreased by $11.6 million, or less than 2%, when compared to year-end 1998 due to normal daily fluctuations from our ongoing liquidity management process.

Securities Available for Sale
Our securities consist of securities available for sale that are managed by our Treasury segment and carried on the Consolidated Statements of Condition at market value. The unrealized gains and losses on these securities are reported net of tax as a component of accumulated other comprehensive income (loss) in shareholders' equity. The securities portfolio totaled $1.29 billion at December 31, 1999, with an average duration of 4.0 years and an average yield of 5.92%. These securities consisted primarily of U.S. Treasuries, U.S. government agency and mortgage-backed securities. At December 31, 1999, securities available for sale had $39.5 million of unrealized losses after taxes. The unrealized losses were a direct result of an increasing interest rate environment combined with an increase in the portfolio's duration during 1999 (see Table H).

At December 31, 1998, the portfolio totaled $970.7 million with an average duration of 3.7 years and an average yield of 5.75%. At December 31, 1997, the portfolio had an average life of 2.2 years and an average yield of 6.06%. The securities portfolio increased $319.2 million at year-end 1999 from year-end 1998. The increase in securities was due mainly to increased short-term borrowings as we increased the liquidity of our financial position with borrowings from the FHLB. This increase was offset by certain uses of funds including the repurchase of 2.1 million common shares of our stock at a cost of $42.2 million in the first quarter 1999 and the redemption of $125.0 million in subordinated notes in the third quarter 1999.

As part of our asset/liability strategy, securities available for sale may be sold in response to changes in interest rates, risk characteristics and other factors. We realized net securities gains of $1.2 million in 1999 compared with $15.0 million in 1998. The significant amount of sales in 1998 was the result of a repositioning of the securities portfolio as we replaced certain U.S. Treasuries with mortgage-backed securities and extended the portfolio duration to 3.7 years. Securities sales were limited during 1999 and the yield on securities increased 17 basis points as overall interest rates increased.

Venture Capital Investments
Venture Capital investments of RCP totaled $39.5 million at December 31, 1999 and $3.1 million at December 31, 1998. The investments are accounted for at fair value, with valuation gains and losses taken into income. For the year ended December 31, 1999, investment valuation gains associated with RCP totaled $2.0 million. There were no investment valuation gains or losses in 1998. A $267 thousand minority interest expense associated with RCP is included on the Consolidated Statements of Income, net of taxes, for 1999.

ASSET QUALITY
Credit Risk Management
One of our key objectives is to maintain the quality of the loan portfolio through high underwriting standards and regular evaluation of credit risk in the portfolio. The potential for loss is intrinsic to the lending process and we attempt to minimize these losses. The amount of loss, however, will fluctuate depending on the risk characteristics of the loan portfolio.

We have comprehensive policies and procedures that cover both loan origination and management of risk. Our Credit Administration group establishes credit policies including approval of underwriting standards, lending limit authorities and concentration limits. Business unit managers throughout our company have primary responsibility to evaluate, monitor and manage credit risk within policy guidelines for each portfolio. Credit Administration reports to the Chief Credit Officer and works with business units to ensure the integrity of the credit process. An independent loan review group monitors compliance with our credit policies and further ensures the integrity of the credit process.

Provision and Reserve for Loan Losses
The provision for loan losses is a charge to earnings to maintain the reserve for loan losses at a level adequate to absorb estimated losses inherent in the loan portfolio. The reserve for loan losses is based on our assessment of existing conditions and of potential losses determined to be probable and subject to reasonable estimation. We determine the appropriate balance of the reserve for loan losses based upon an analysis of inherent risk and other factors that include: primary sources of repayment on individual loans and groups of similar loans, liquidity and financial condition of the borrowers and guarantors, historical charge-offs/writedowns within loan categories, loan trends and general economic conditions. On a quarterly basis, the Loan Loss Reserve Committee evaluates the adequacy of the reserve for loan losses.

In 1999, a provision of $2.5 million was made to the reserve for loan losses while no provision was made in 1998 and a negative provision of $12.0 million was made in 1997. The reserve for loan losses was $41.5 million, or 1.29% of total loans, at December 31, 1999, compared to $54.5 million, or 1.67% of total loans, at December 31, 1998 (see Table I). The provision was a result of additions to our nonperforming loans during the year and an increased level of charge-offs related to these nonperforming loans.

The reserve for loan losses is reduced by loans charged off during the year and increased by recoveries of loans that were previously charged off. In 1999 we had net charge-offs totaling $15.2 million compared to net recoveries of $2.0 million and $472 thousand for 1998 and 1997. Net charge-offs for 1999 were primarily attributable to $12.3 million of charge-offs from commercial loans with $11.3 million of these charge-offs attributed to two separate loans.
Besides commercial lending, other charge-offs in 1999 included $2.2 million related to consumer loans and $398 thousand in residential mortgage and home equity loans.

The net charge-offs experienced during 1999 contributed to our decision to record a $2.5 million provision for loan losses in the fourth quarter. Net recoveries were experienced in each of the prior four years from 1995 through 1998; therefore, no additions to the loan loss reserve were made in those prior periods. Despite the provision made in 1999, our overall reserve for loan losses decreased as this provision was more than offset by the level of charge-offs. The reserve at December 31, 1999, is lower than at the prior year-end, and we believe it to be adequate as a result of enhanced risk mitigation strategies employed during the year. These strategies included a renewed focus on lending within the greater Washington region where we can develop broad lending, deposit and investment relationships with our customers rather than participating in nationally syndicated loans. In addition, the reserve was impacted by the use of our own historical charge-off experience as an approximation of losses in certain loan groups, rather than the higher industry benchmark percentages we had previously used.

Foreign exchange translation adjustments in the reserve for loan losses were $(262) thousand and $94 thousand in 1999 and 1998, respectively. These adjustments relate to reserves for our London branch and RBEL, recorded in British pounds sterling, and are made to account for changes in our reserve for loan losses resulting from fluctuating foreign exchange rates. The estimated allocation of the reserve for loan losses by loan category is detailed in Table J and represents our assessment of existing conditions and risk factors within these categories. Changes in the risk characteristics and commitment amounts within the loan portfolio impact the overall level of required reserves.

During 1999, the decline in the commercial and financial allocation of the reserve for loan losses represented the most significant change from 1998. The commercial and financial allocation decreased by $5.8 million while the underlying portfolio balance was relatively unchanged. This is a result of several factors including a significant reduction of the specific reserve assigned to a $25.0 million commercial loan which was placed on nonaccrual status in the fourth quarter of 1998. This reduction was offset by specific reserves for two commercial loans which entered nonaccrual status in 1999. Further, our loss estimate for pass-rated loans decreased by approximately $2.5 million. This change was a result of our ongoing analysis of our historical charge-off experience.

Nonperforming Assets
Nonperforming assets include nonaccrual loans, renegotiated loans, and other real estate owned. Nonaccrual loans are loans for which recognition of interest income has been discontinued. Impaired loans are nonaccrual loans for which it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement (see Tables K and L).

Loans are placed on nonaccrual when, in our opinion, there is doubt as to the ability to collect either interest or principal, or when interest or principal is 90 days or more past due and the loan is not well-secured and in the process of collection. Nonaccrual loans totaled $41.5 million at December 31, 1999, an increase of $14.7 million from December 31, 1998.

This increase in nonaccrual loans was primarily attributable to two individual commercial loans that entered nonaccrual status during 1999 and totaled $14.4 million on December 31, 1999. The period end balances of these two loans reflected charge-offs on each loan in the fourth quarter of 1999, accounting for $11.3 million of the total 1999 charge-offs. These increased charge-offs caused a decrease in the total amount of reserve for loan losses; however, improvements in other factors offset the need for an additional provision. These factors included the removal of certain commercial loans from our criticized loan classification and a reduction in our overall qualitative reserve requirements.

Renegotiated loans are those where there have been extensions of the original repayment period or a reduction of the obligation to pay principal or interest because of a deterioration in the borrower's financial position. At December 31, 1999 and 1998, all renegotiated loans were not accruing interest. Renegotiated loans remained at a low level during 1999 and ended the year at $1.3 million, compared with $2.9 million at year-end 1998. The decrease of $1.6 million during 1999 is attributable to charge-offs made on a commercial loan at RBEL.

Loans are transferred to other real estate owned when collateral securing the loans is acquired through foreclosure. Other real estate owned decreased to $908 thousand at December 31, 1999, from $1.7 million at December 31, 1998. The remaining balance consists primarily of a tract of land in the Washington, D.C., metropolitan area.

Past-Due and Potential Problem Loans
Past-due loans generally consist of residential real estate and consumer loans that are well-secured and in the process of collection but which continue to accrue interest. At December 31, 1999, the past-due loan category had a balance of $7.4 million. Past-due loans decreased $17.8 million at year-end 1999 compared to the prior year-end. This decrease was primarily the result of a foreign government overdraft for $15.8 million at December 31, 1998, that was cleared early in 1999.

Potential problem loans are defined as loans that are currently performing but which we believe have certain attributes that may lead to nonaccrual or past-due status in the foreseeable future. At December 31, 1999, we identified $2.0 million of residential and consumer loans as potential problem loans compared to no such loans at December 31, 1998.

DEPOSITS AND FUNDING SOURCES
Deposits, short-term borrowings, long-term debt and trust preferred securities are our primary funding sources. For 1999, interest-bearing funds averaged $4.22 billion compared to $3.97 billion for 1998. The increase in average interest-bearing funds from 1998 to 1999 includes an additional $134.6 million from short-term borrowings and an additional $156.8 million from money market deposits (see Table A).

Deposits
Deposits are the primary source of funding for our activities. On average, in 1999 deposits were relatively unchanged compared to the prior year and totaled $4.13 billion versus $4.09 billion in 1998. The average 1999 balance consisted of $3.53 billion in interest-bearing deposits and $603.4 million in noninterest-bearing demand deposits. Average demand deposits decreased during 1999 partially due to a program in which certain noninterest-bearing accounts were transferred to the money market classification, thereby reducing the level of required reserves. On average, in 1999, $260.0 million of demand deposits were transferred. The demand deposit balance at December 31, 1999 was lower than the prior year-end balance by less then 1%.

The rates paid on time deposits in domestic offices were 4.30% and 4.55% in 1999 and 1998, respectively. The rates were 4.36% and 4.40%, respectively, for time deposits with denominations in excess of $100 thousand.

Short-Term Borrowings
Short-term borrowings consist primarily of federal funds purchased, repurchase agreements, and Federal Home Loan Bank (FHLB) borrowings. These short-term obligations are an additional source of funds used to meet certain asset/liability and daily cash management objectives. On average, short-term borrowings increased $134.6 million to $549.9 million in 1999. The increase was due to $400.3 million of new borrowings during the year from the FHLB. These FHLB borrowings occurred in the third quarter at an average interest rate of 4.99% and a first call date ranging from the first quarter to the third quarter of 2000. The increase in these balances was used to fund an increase in our securities portfolio at December 31, 1999 (see Table M).

Long-Term Debt
Long-term debt averaged $135.4 million in 1999 compared to $191.5 million in 1998. The average decrease of $56.2 million in long-term debt was from our early redemption of $125.0 million of subordinated notes in July 1999. These notes were not due to mature until 2006 and were called at a premium of 104.25% resulting in an extraordinary loss, net of tax, of $5.1 million. The remaining balance in long-term debt at December 31, 1999, consisted of subordinated debentures of $66.5 million due in 2009. These debentures have a fixed interest rate of 9.65% and are not callable in advance of maturity.

Trust Preferred Securities
(Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable
 Interest Debentures)

Trust Preferred Securities totaled $350.0 million at December 31, 1999 and 1998. Included in these securities are $200.0 million of 8.875% securities issued in 1997 and $150.0 million of 8.625% securities issued in 1996. The securities were issued by two of our wholly owned subsidiaries and are classified on the Consolidated Statements of Condition as Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures. The related expense is classified on the Consolidated Statements of Income as Minority Interest in Income of Subsidiaries, Net of Taxes. Dividends are paid semi-annually and the Trust Preferred Securities cannot be redeemed for ten years from the date of issuance. The securities have a final maturity of 30 years from their issuance date. Dividends are cumulative and deferrable for a period not to exceed five years. The Trust Preferred Securities qualify as Tier I Capital, with certain limitations. Amounts not included in Tier I Capital are included in Tier II Capital.

Sensitivity to Market Risk
We are exposed to various market risks. We have determined that interest-rate risk has a material impact on our financial performance, and, as such, have established the Asset/Liability Committee ("ALCO") to manage interest-rate risk and liquidity. Asset/liability management is the process of managing earning assets and funding sources in changing interest rate environments. The primary goal of asset/liability management is to manage our asset/liability mix and maximize net interest income within an acceptable range of risk.

We manage our interest-rate risk through the use of an income simulation model that forecasts the impact on net interest income of a variety of different interest-rate scenarios. The model evaluates the impact on net interest income of rates moving significantly higher or lower than a "most likely" scenario. The results are compared to risk-tolerance limits set by corporate policy for 12 and 36-month horizons. The interest rate scenarios monitored by ALCO are based upon a 100 basis point (1%) gradual increase or decrease in rates (versus the "most likely" scenario) over a 12-month time period and a 300 basis point (3%) gradual increase or decrease in rates (versus the "most likely" scenario) over a 36-month time period. The results of the simulation for year-end 1999 and 1998 indicated that we were within the established guidelines (see Table N).

In managing our interest-rate risk, ALCO uses financial derivative instruments, such as foreign currency and interest-rate swaps. Financial derivatives are employed to assist in the management and/or reduction of our interest-rate risk and currency risk. All of these instruments are off-balance sheet items. At December 31, 1999, our use of derivatives was limited.

We had foreign currency exchange contracts for a notional amount of $92.8 million to hedge the equity investments at RBEL and Riggs National Bank (Europe) S.A. The foreign currency contracts mitigate the risk of changes in exchange rates. In addition, RBEL used interest-rate swaps to convert fixed rate loans into floating rate assets. There were 30 such interest-rate swap agreements outstanding at December 31, 1999, totaling $101.8 million in notional principal balance. We had approximately $109.3 million in commitments to sell foreign exchange contracts for the purpose of hedging intercompany loans. Also, we had three open interest rate swaps at year-end with a total notional amount of $25.0 million. These swaps extend the maturities of certain short-term liabilities at the current funding rates to protect these liabilities against rising interest rates.

We  find  that  the   methodologies   discussed   above   provide  a  meaningful
representation of our interest-rate and market risk sensitivity, although factors other than changes in the interest rate environment, such as levels of non-earning assets, and changes in the composition of earning assets, may affect net interest income. We believe our current interest-rate sensitivity level is appropriate, considering our economic outlook and conservative approach taken in the review and monitoring of our sensitivity position.

CAPITAL RESOURCES
One of our fundamental objectives is to maintain a level of capitalization that is sufficient to take advantage of favorable investment opportunities and to promote depositor and investor confidence. We place an emphasis on capital strength and our ability to withstand unfavorable economic and/or business losses. We continue to maintain a strong capital position at December 31, 1999.

Total shareholders' equity at December 31, 1999 was $337.7 million, down $55.0 million from year-end 1998. The decrease was the result of our repurchasing common stock during 1999 along with a decline in the securities portfolio. In the first quarter of 1999 we repurchased 2.1 million shares of our common stock at a total price of $42.2 million. Our equity was also reduced by a decline in value of the securities portfolio totaling $38.3 million after tax. This reduction in equity was offset by earnings for the year totaling $31.6 million, less dividends paid on common stock.

Our Regulators have issued risk-based capital guidelines for banks and bank holding companies. These requirements provide minimum Total, Tier I, and Leverage capital ratios that measure capital adequacy. The Total capital ratio measures combined Tier I and Tier II capital to risk-weighted assets. The Tier I capital ratio measures Tier I capital to risk-weighted assets. The Leverage capital ratio measures Tier I capital to quarterly average assets. At December 31, 1999 and 1998, our Corporation's and Bank's capital ratios exceeded the "well-capitalized" levels under each of the regulatory ratios (see Table O).

Our policy is to ensure that our bank subsidiary is capitalized in accordance with regulatory guidelines. Our national bank subsidiary is subject to minimum capital ratios as prescribed by the Office of the Comptroller of the Currency, which are the same as those prescribed by the Federal Reserve Board for bank holding companies.

YEAR 2000 READINESS DISCLOSURE
General
Advances and changes in technology can have a significant impact on our business. Financial institutions are dependent on information systems and also have many external interdependencies with other companies. Many computer programs were designed to recognize calendar years by their last two digits. Calculations performed using these digits may not have worked properly with dates beginning in the Year 2000 and beyond. The Year 2000 issue created risk for us from unforeseen problems in our computer systems and from Year 2000 issues with our vendors, service providers and customers.

Approach and Risks
We began to identify the risks associated with the Year 2000 in 1995. We established a corporate oversight structure to ensure timely risk assessments, remediation plans, systems testing, conversions, and centralized management of the project. The structure of the effort entailed a number of groups, each addressing a different aspect of the project, and reporting to the Year 2000 Program Manager. Oversight of the entire project was performed by the Year 2000 Advisory Group. This was a management committee appointed by the Board of Directors that reported to the Board on a quarterly basis.

We determined that an enterprise-wide business risk-assessment approach was most appropriate for addressing and remediating Year 2000 problems. This included an assessment of the information technology resources of each of our functional areas, as well as separate assessments of information technology vendors and suppliers, mainframe applications, third party suppliers, alternative platforms, and non-information technology and facilities risks.

In addition to systems-related risks, we undertook a review of risks created by potential business interruptions suffered by our major business counterparties, both domestic and foreign. We divided our business counterparties into three broad categories: Funds Takers (primarily borrowers), Funds Providers (depositors and other funding sources) and Capital Markets partners (trading counterparties and fiduciary relationships). For those business partners that would have had a significant impact on our liquidity, income, or capital markets activities, if they had encountered significant business interruption due to the Year 2000, we assessed their readiness and contingency plans for recovering from an abrupt interruption.

After the assessment phase, Year 2000 efforts focused on remediation and verification. We developed detailed action plans to address mainframe systems, third party servicers, embedded technology and facilities and non-information technology issues. For purchased systems and software and third party servicers, the Year 2000 efforts involved contacting the vendors or suppliers and determining the Year 2000 status of the various systems and of the plans to bring the systems into compliance. For in-house systems, the Year 2000 efforts included correction of the programs to ensure proper data processing. Our action plans also included testing mission-critical systems to verify the remediation efforts. We recorded and tracked information to keep ourselves aware of the status of our information technology systems. The Program Manager worked with our functional areas to develop contingency plans for a variety of situations, such as the failure of a vendor to remediate Year 2000 issues by a particular date or a system not being available for processing.

The failure to correct a material problem could have resulted in an interruption in or failure of certain business operations. Year 2000 risks and uncertainties included increased credit losses, service delays, funding delays, counterparty failures, inaccurate information processing, ATM failures, and problems with international accounts. There was no assurance that the Year 2000 issue would not have a material adverse impact on our financial position, results of operations, or relationships with customers, vendors, or others.

Conversion
While there was general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the readiness of third party vendors and customers, the enterprise-wide risk assessment and remediation of Year 2000 problems was completed on target. We completed remediation and verification of all mission critical internal systems by December 31, 1998. Mission-critical third party service providers completed their remediations by December 31, 1998, and we substantially completed our verification of these systems by March 31, 1999. All mission-critical systems were assessed, remediated, tested, and implemented into production in accordance with guidelines established by Bank regulatory authorities. Verification of non-mission critical system changes, including non-information technology issues, was performed throughout 1999.

Results
We did not experience systems malfunctions, delays, or other problems related to the Year 2000 conversion. In addition, we experienced no significant unusual customer behavior patterns, such as increased cash withdrawals or account closures due to concerns about the Year 2000. Year 2000 did not cause the postponement of other significant information technology projects or any other capital spending. Although there can be no certainty over future Year 2000 problems, we feel confident that our Year 2000 concerns have been adequately addressed.

We have been in contact with our significant third party service providers since the Year 2000 conversion and are satisfied that no significant conversion problems occurred. We have had no evidence of Year 2000 related issues at any of our vendors, debtors, creditors, or suppliers.

Costs
The total cost of the Year 2000 project at December 31, 1999, was $7.0 million. The future cost of completing the Year 2000 project is estimated to be $400 thousand. The total amount expended for 1999 was $3.4 million. The most significant components of the $7.0 million total estimated cost consisted of 65% for personnel costs, including consultants and special Year 2000 incentives, and 24% for data processing services. We did not separately track all internal costs incurred for the Year 2000 project. Internal costs were principally the payroll-related costs for the information systems group. The Year 2000 expense represented approximately 11% of our total information technology expenditures for 1999.

Contingency Plans
To prepare for the possibility that certain information systems or third party vendors and servicers were not Year 2000 compliant, we developed detailed contingency plans. We had two types of contingency plans, remediation plans and business resumption plans.

The remediation plans addressed any information systems which, through testing, had been identified as non-Year 2000 compliant. These plans described and scheduled alternative provisions, including, if necessary, the replacement of vendors or third party servicers to ensure compliance. The remediation plans were complete; however, implementation of these plans was not necessary because of our state of readiness.

The business resumption plans addressed how we would continue operations in the event a Year 2000 related interruption occurred. The business resumption plans for our mission-critical systems and third-party servicers were substantially completed as of June 30, 1999. In some cases these plans provided for the manual processing of certain normal bank functions. Manual processing would have caused delays, which could have disrupted the normal business activities of our company and our customers. While implementation of the business resumption plans was not expected to be necessary, it ensured that we had the ability to process transactions and serve our customers if a Year 2000 problem actually had occurred.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from estimates. Such forward-looking statements include, but are not limited to, (1) discussions of earnings and growth, future plans, business initiatives and financial projections in the Letter to Shareholders, (2) discussions of strategic plans on pages 72 through 76, (3) projections on our tax rate and tax expense in Management's Discussion and Analysis (MD&A), (4) discussions of loans, loan losses and credit quality in MD&A, (5) comments related to the redemption of debt, buyback of common stock and redemption of preferred stock in MD&A, (6) discussions of Asset/Liability Management and related risk in MD&A, and (7) disclosures related to the Year 2000 in MD&A.

The risks and uncertainties associated with forward-looking statements include, among other things, significant changes in general economic conditions, both domestic and international; the impact of market conditions; changes in interest rates; deterioration of credit quality in our loan portfolios; the impact of interest rates and market conditions on loans, deposits, debt, equity and assumptions made in the redemption of preferred stock, repurchase of common stock, and redemption of subordinated debt; changes in our tax liability and rates; increased losses in our securities portfolio; decline in value in our venture capital investments, in particular significant risks in technology investments; and our ability and resources to execute our business strategies and manage risks associated with potential expansion plans or business initiatives.

FOURTH QUARTER 1999 VS.
FOURTH QUARTER 1998
For the fourth quarter of 1999, we reported net income of $7.1 million, or $0.25 per diluted share, compared with $14.4 million, or $(0.04) per diluted share, for the fourth quarter of 1998. Results for the fourth quarter of 1999 included a $2.5 million provision for loan losses and $2.0 million in income from our venture capital group, RCP. Results for the fourth quarter of 1998 included $13.8 million in costs, or $(0.44) per share, for redemption of our preferred stock and a $3.6 million gain from the restructuring of our RBEL pension plan (see the table on page 85).

Net interest income for the fourth quarter of 1999 was $47.9 million, an increase of $1.4 million over 1998, or 3% reflecting the impact of increased average earning assets combined with an increase of four basis points in the net interest margin.

Noninterest income for the fourth quarter of 1999 was $27.3 million, a decrease of $699 thousand or 2% when compared with the same period in 1998. This decrease was attributable to a $3.6 million gain from termination of the RBEL pension plan recorded in the fourth quarter of 1998. This decrease was offset by an increase in venture capital income of $2.0 million in 1999 and additional trust and investment advisory income in the fourth quarter of 1999 compared to 1998.

Noninterest expense for the fourth quarter of 1999 totaled $55.2 million, compared to $49.1 million a year earlier, an increase of $6.1 million or 12%. This increase was the result of costs related to our new business initiatives, as well as increases in salaries and benefits.

1998 VS. 1997
We achieved 21% earnings growth in 1998, with net income of $61.8 million compared to $50.9 million in 1997. Income before taxes and minority interest for 1998 reached a record $110.9 million, representing a 19% increase over the 1997 total of $93.2 million. The growth in earnings was attributable to increases in both of the major components of our revenue. Net interest income for 1998 was $190.4 million and increased 6% over 1997. Noninterest income, excluding securities gains, totaled $99.3 million in 1998, an 18% increase from $84.4 in 1997. Diluted earnings per share for 1998 and 1997 were $1.21 and $1.27, respectively. Diluted earnings per share in 1998 were reduced by a one-time charge of $0.44 from the redemption of $100.0 million of 10.75% preferred stock.

Net interest income on a tax-equivalent basis totaled $193.3 million in 1998, an increase of $10.2 million or 6% over 1997. The net interest margin was 3.78% for 1998, a decrease of three basis points from the prior year. Average interest-earning assets increased during 1998 by $309.7 million, while the average rate earned was relatively unchanged between the years. This increase in average assets led to a $22.2 million increase in interest income. Average interest-bearing funds increased by $340.3 million during the year with the average rate paid declining six basis points, resulting in an $11.9 million increase in interest expense.

Total noninterest income for 1998 was up $26.4 million or 30% over 1997. Excluding securities gains of $15.0 million and $3.5 million for 1998 and 1997, respectively, noninterest income increased 18% in 1998. Trust and investment advisory income growth was $8.5 million in 1998, an increase of 23% over 1997. Service charges and fees also contributed to the growth in noninterest income, with an increase of $1.6 million during the year, primarily from increases in merchant credit card and debit card fees. We also recognized a $3.6 million gain in 1998 resulting from the termination of the RBEL pension plan, which was replaced by a defined contribution plan.

Noninterest expense for the year ended December 31, 1998, was $193.8 million, an increase of $7.7 million or 4% over 1997. This increase was substantially the result of $7.2 million in added personnel costs during 1998, primarily attributable to increased incentive-based compensation and staff costs associated with new business initiatives. The number of employees at December 31, 1998, increased 1% from December 31, 1997, with a year-end total of 1,598.

Income tax expense increased $4.4 million in 1998 to $29.1 million from $24.7 million in 1997. The increased expense was a direct result of increased earnings, as the effective tax rate of 26.2% for 1998 was relatively unchanged from the effective tax rate of 26.5% for 1997. During 1998 and 1997, we reversed valuation allowances related to deferred tax assets which reduced income tax expense.

Total loans at December 31, 1998, were $3.26 billion, an increase of 13% from year-end 1997. Total loan growth was $373.8 million with increases in excess of $100 million in three primary areas: residential mortgage, commercial and financial, and foreign loans. The increase in residential mortgage loans was due primarily to the purchase of $261.7 million of bulk loans offset by prepayments of loans during the year. Foreign lending increased 34% in 1998, with the primary increases noted in RBEL. RBEL experienced growth in 1998 in each of its three lending areas: property finance, trade finance and general corporate lending.

The securities portfolio totaled $970.7 million at December 31, 1998, with an average duration of 3.7 years and an average yield of 5.75%. These securities consisted primarily of U.S. Treasuries, U.S. government agency and mortgage-backed securities. At December 31, 1998, securities available for sale had $1.8 million of unrealized losses before taxes. At December 31, 1997, the portfolio totaled $1.67 billion with an average life of 2.2 years and an average yield of 6.06%. The securities portfolio decreased $247.8 million on average in 1998. The decrease in average securities was mainly due to repositioning of the balance sheet resulting from loan growth and the redemption of preferred stock of $109.0 million. These decreases were offset by an increase in average short-term investments in 1998. We realized net gains of $15.0 million in 1998 compared with $3.5 million in 1997 from securities sales as the result of a repositioning of our portfolio.

In 1998, no provisions were made to the reserve for loan losses compared to a negative provision of $12.0 million for 1997. The reserve for loan losses was $54.5 million or 1.67% of total loans at December 31, 1998, compared to $52.4 million or 1.82% of total loans at December 31, 1997. Net recoveries totaled $2.0 million in 1998 compared with $472 thousand in 1997. Net recoveries for 1998 were primarily attributable to $4.4 million recovered from commercial real estate loans. These recoveries were partially offset by relatively low levels of charge-offs, including $2.2 million related to consumer loans and $937 thousand to foreign loans. The net recoveries experienced during 1998 contributed to our decision to not record a provision for loan losses during the year. Net recoveries were experienced in 1997 as well, which contributed to the decision to reverse $12.0 million from the reserve for loan losses in the fourth quarter of 1997.

Nonaccrual loans totaled $26.8 million at December 31, 1998, an increase of $23.0 million from December 31, 1997. This increase during 1998 was primarily attributable to a $25.0 million commercial loan entering nonaccrual status in the fourth quarter of 1998. A specific reserve was assigned to a $25.0 million commercial loan that entered nonaccrual status in the fourth quarter of 1998; however, this specific reserve did not cause an increase in the total amount of reserve for loan losses as improvements in other factors offset the need for a provision. These factors included the removal of certain commercial loans from our criticized loan classification and a reduction in our overall qualitative reserves. The reduction in qualitative reserves resulted from the analysis of various factors, the most significant of which were a reduction in industry concentration risk and an improvement in our credit process as determined by a series of independent loan reviews in 1998.

At December 31, 1998 the past-due loan category included a foreign government overdraft of $15.8 million on which we were accruing interest. Past-due loan increases at year-end 1998 were primarily the result of this foreign government loan.

On average in 1998, deposits totaled $4.09 billion compared with $3.97 billion in 1997. The average 1998 balance consisted of $3.37 billion in interest-bearing deposits and $723.1 million of noninterest-bearing demand deposits. Demand deposits decreased during 1998 partially due to a new program in which certain noninterest-bearing accounts were transferred to the money market classification, thereby reducing the level of required reserves. Domestic and foreign time deposits increased $293.5 million on average in 1998 with the largest portion of growth occurring in deposits where individual balances are in excess of $100 thousand. The increase in time deposits was partially offset by an average decrease of $43.6 million in money market accounts.

On average, short-term borrowings increased $130.9 million or 46% to $415.3 million at December 31, 1998. The increase in the balances during 1998 was used to fund loan growth during the year.

Long-term debt totaled $191.5 million at December 31, 1998 and 1997. Included in long-term debt were subordinated debentures of $66.5 million due in 2009 and subordinated notes of $125.0 million due in 2006. Trust Preferred Securities totaled $350.0 million at December 31, 1998 and 1997; included in these securities are $200.0 million of 8.875% securities issued in 1997 and $150.0 million of 8.625% securities issued in 1996.

Total shareholders' equity at December 31, 1998, was $392.7 million, down $70.5 million from year-end 1997. The decrease was the result of our redeeming all outstanding shares of our $100.0 million Non-cumulative Perpetual Series B Preferred Stock. The preferred stock had an annual dividend rate of 10.75% and a redemption price of $27.25 per share, resulting in a reduction to our equity of $109.0 million. This reduction in equity was offset by earnings for the year totaling $61.8 million less dividends paid on preferred and common stock.

Table A:
THREE-YEAR AVERAGE CONSOLIDATED STATEMENTS OF CONDITION AND RATES 1


                                                    1999                            1998                          1997
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                           AVERAGE     INCOME/  YIELDS/     AVERAGE   INCOME/ YIELDS/     AVERAGE    INCOME/  YIELDS/
                                        BALANCES     EXPENSE   RATES     BALANCES   EXPENSE  RATES     BALANCES    EXPENSE   RATES
------------------------------------------------------------------------------------------------------------------------------------

ASSETS
Loans:
  Commercial-Taxable                    $  563,729  $ 38,263    6.79%  $  551,179  $ 39,830   7.23%   $  388,865  $ 30,458    7.83%
  Commercial-Tax-Exempt                    127,158     9,858    7.75       57,232     4,598   8.03        47,768     4,041    8.46
  Real Estate-
    Commercial/Construction                394,584    30,234    7.66      408,314    35,468   8.69       346,404    30,245    8.73
  Residential Mortgage                   1,229,224    85,848    6.98    1,247,988    89,265   7.15     1,196,090    85,727    7.17
  Home Equity                              317,872    22,845    7.19      326,837    25,179   7.70       306,470    24,932    8.14
  Consumer                                  70,754     8,817   12.46       69,199     8,685  12.55        75,383     9,177   12.17
  Foreign                                  501,035    37,527    7.49      427,062    36,705   8.59       299,892    24,606    8.20
------------------------------------------------------------------------------------------------------------------------------------
Total Loans, Including Fees              3,204,356   233,392    7.28    3,087,811   239,730   7.76     2,660,872   209,186    7.86

Securities Available for Sale 2          1,183,004    70,564    5.96    1,178,271    71,331   6.05     1,426,082    86,702    6.08
Time Deposits with Other Banks             479,368    23,552    4.91      618,964    33,379   5.39       167,235     8,470    5.06
Federal Funds Sold and
  Reverse Repurchase Agreements            196,668    10,179    5.18      225,219    12,351   5.48       546,358    30,283    5.54
------------------------------------------------------------------------------------------------------------------------------------
Total Earning Assets and
  Average Rate Earned                    5,063,396   337,687    6.67    5,110,265   356,791   6.98     4,800,547   334,641    6.97

Less:  Reserve for Loan Losses              52,505                         53,625                         63,768
Cash and Due from Banks                    149,678                        144,761                        158,531
Premises and Equipment, Net                203,353                        179,379                        165,710
Other Assets 3                             218,671                        185,931                        191,094
====================================================================================================================================

Total Assets                            $5,582,593                     $5,566,711                     $5,252,114
====================================================================================================================================

LIABILITIES, MINORITY INTEREST
  AND SHAREHOLDERS' EQUITY
Interest-Bearing Deposits:
  Savings and NOW Accounts              $  233,715  $  2,547    1.09%  $  244,604  $  4,967   2.03%   $  285,068  $  6,359    2.23%
  Money Market Deposit Accounts          1,715,321    33,539    1.96    1,558,482    41,260   2.65     1,602,131    51,375    3.21
  Time Deposits in Domestic Offices        978,168    42,061    4.30      989,658    45,029   4.55       809,133    35,091    4.34
  Time Deposits in Foreign Offices         604,256    31,947    5.29      574,022    34,873   6.08       461,045    26,738    5.80
------------------------------------------------------------------------------------------------------------------------------------
Total Interest-Bearing Deposits          3,531,460   110,094    3.12    3,366,766   126,129   3.75     3,157,377   119,563    3.79

Short-Term Borrowings:
  Federal Funds Purchased and
    Repurchase Agreements                  371,891    17,038    4.58      396,438    19,443   4.90       266,828    13,569    5.09
Other Short-Term Borrowings                178,017     7,779    4.37       18,824       405   2.16        17,563       896    5.10
Long-Term Debt                             135,361    12,592    9.30      191,525    17,473   9.12       191,525    17,473    9.12
------------------------------------------------------------------------------------------------------------------------------------
Total Interest-Bearing Funds
  and Average Rate Incurred              4,216,729   147,503    3.50    3,973,553   163,450   4.11     3,633,293   151,501    4.17

Demand Deposits 4                          603,449                        723,138                        815,690
Other Liabilities                           66,583                         65,481                         56,358
Minority Interest                          350,000                        350,000                        311,644
Shareholders' Equity                       345,832                        454,539                        435,129
====================================================================================================================================
Total Liabilities, Minority Interest
  and Shareholders' Equity              $5,582,593                     $5,566,711                     $5,252,114

Net Interest Income and Spread                      $190,184    3.17%              $193,341   2.87%               $183,140    2.80%
====================================================================================================================================
Net Interest Margin on Earning Assets                           3.76%                         3.78%                           3.81%
====================================================================================================================================

1 Income and rates are computed on a tax-equivalent basis using a federal income tax rate of 35% for 1999, 1998, and 1997, in addition to local tax rates as applicable. Average foreign assets and average foreign liabilities are found under "Supplemental Financial Data".

2 The averages and rates for the securities available for sale portfolio are based on amortized cost.

3 Includes venture capital investment balances in 1999 and 1998.

4 1999 and 1998 demand deposit balances exclude certain accounts transferred to the money market classification to reduce the level of deposit reserves required.

Table B:
NET INTEREST INCOME CHANGES 1


                                                                1999 VERSUS 1998                          1998 VERSUS 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                         DUE TO      DUE TO       TOTAL           DUE TO      DUE TO        TOTAL
(IN THOUSANDS)                                            RATE       VOLUME      CHANGE            RATE       VOLUME       CHANGE
------------------------------------------------------------------------------------------------------------------------------------

Interest Income:
  Loans, Including Fees                                 $(15,546)   $ 9,208     $ (6,338)        $(2,916)    $ 33,460     $ 30,544
  Securities Available for Sale                           (1,042)       275         (767)           (367)     (15,004)     (15,371)
  Time Deposits with Other Banks                          (2,769)    (7,058)      (9,827)            584       24,325       24,909
  Federal Funds Sold and Reverse
    Repurchase Agreements                                   (661)    (1,511)      (2,172)           (318)     (17,614)     (17,932)
------------------------------------------------------------------------------------------------------------------------------------

Total Interest Income                                    (20,018)       914      (19,104)         (3,017)      25,167       22,150
Interest Expense:
  Savings and NOW Accounts                                (2,208)      (212)      (2,420)           (539)        (853)      (1,392)
  Money Market Deposit Accounts                          (11,586)     3,865       (7,721)         (8,748)      (1,367)     (10,115)
  Time Deposits in Domestic Offices                       (2,450)      (518)      (2,968)          1,793        8,145        9,938
  Time Deposits in Foreign Offices                        (4,703)     1,777       (2,926)          1,322        6,813        8,135
  Federal Funds Purchased and
    Repurchase Agreements                                 (1,231)    (1,173)      (2,404)           (499)       6,372        5,873
  Other Short-Term Borrowings                                796      6,577        7,373            (550)          60         (490)
  Long-Term Debt                                             343     (5,224)      (4,881)            --           --           --
------------------------------------------------------------------------------------------------------------------------------------

Total Interest Expense                                   (21,039)     5,092      (15,947)         (7,221)      19,170       11,949
====================================================================================================================================
Net Interest Income                                     $  1,021   $(4,178)    $  (3,157)        $ 4,204     $  5,997     $ 10,201
====================================================================================================================================

1 The dollar amount of changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) has been allocated between rate and volume variances based on the percentage relationship of such variances to each other. Income and rates are computed on a tax-equivalent basis using a federal income tax rate of 35% for 1999, 1998 and 1997, in addition to local tax rates as applicable.

Table C:
YEAR-END LOANS
DECEMBER 31,

(IN THOUSANDS)                                            1999             1998            1997            1996            1995
------------------------------------------------------------------------------------------------------------------------------------

Domestic:
  Commercial and Financial                              $  667,393      $  668,778      $  529,894      $  443,557      $  400,280
  Real Estate-Commercial/Construction                      415,304         409,586         410,011         352,015         326,965
  Residential Mortgage                                   1,219,740       1,276,257       1,156,493       1,226,110       1,284,193
  Home Equity                                              315,520         314,347         317,669         281,867         251,798
  Consumer                                                  73,158          69,419          78,932          78,617          79,867
------------------------------------------------------------------------------------------------------------------------------------

Total Domestic                                           2,691,115       2,738,387       2,492,999       2,382,166       2,343,103

Foreign:
  Governments and Official Institutions                     67,555          74,676          50,606          17,131          30,849
  Banks and Other Financial Institutions                     2,730           9,451           8,506           5,457           6,570
  Commercial and Industrial                                395,120         395,552         293,609         213,236         171,070
  Other                                                     51,607          42,353          36,911          15,958          15,761
------------------------------------------------------------------------------------------------------------------------------------

Total Foreign                                              517,012         522,032         389,632         251,782         224,250
------------------------------------------------------------------------------------------------------------------------------------
Total Loans                                              3,208,127       3,260,419       2,882,631       2,633,948       2,567,353

Net Deferred Loan Fees, Costs,
  Premiums and Discounts                                    (6,146)         (2,284)          1,742           3,886           4,606
------------------------------------------------------------------------------------------------------------------------------------

Loans                                                    3,201,981       3,258,135       2,884,373       2,637,834       2,571,959
Reserve for Loan Losses                                    (41,455)        (54,455)        (52,381)        (64,486)        (56,546)
====================================================================================================================================

Total Net Loans                                         $3,160,526      $3,203,680      $2,831,992      $2,573,348      $2,515,413
====================================================================================================================================

Table D:
YEAR-END MATURITIES AND RATE SENSITIVITY
DECEMBER 31, 1999

                                                                           LESS THAN                       OVER
(IN THOUSANDS)                                                              1 YEAR 1      1-5 YEARS       5 YEARS           TOTAL
------------------------------------------------------------------------------------------------------------------------------------

Maturities:
  Commercial and Financial                                                 $107,154       $274,438      $  285,801       $  667,393
  Real Estate-Commercial/Construction                                        49,369        175,892         190,043          415,304
  Residential Mortgage                                                       34,281        163,193       1,022,266        1,219,740
  Home Equity                                                               123,930         37,963         153,627          315,520
  Consumer                                                                   52,846         19,809             503           73,158
  Foreign                                                                   412,004         98,074           6,934          517,012
====================================================================================================================================

Total Loans                                                                $779,584       $769,369      $1,659,174       $3,208,127

Rate Sensitivity:
  With Fixed Interest Rates                                                $137,411       $496,066      $1,246,102       $1,879,579
  With Floating and Adjustable Interest Rates                               642,173        273,303         413,072        1,328,548
====================================================================================================================================

Total Loans                                                                $779,584       $769,369      $1,659,174       $3,208,127
====================================================================================================================================

1 Includes demand loans, loans having no stated schedule of repayments or maturity, and overdrafts.





Table E:
REAL ESTATE-COMMERCIAL/CONSTRUCTION LOANS
GEOGRAPHIC DISTRIBUTION BY TYPE
DECEMBER 31, 1999

                                                                                     GEOGRAPHIC LOCATION
------------------------------------------------------------------------------------------------------------------------------------
                                                            DISTRICT OF                                     UNITED
(IN THOUSANDS)                                               COLUMBIA       VIRGINIA        MARYLAND        KINGDOM          TOTAL
------------------------------------------------------------------------------------------------------------------------------------

Land Acquisition and
  Construction Development                                    $    153       $  1,026       $  2,620         $   --         $  3,799
Multi-Family Residential                                        22,874         14,818          7,351             --           45,043

Commercial:
  Office Buildings                                             106,276         47,766         25,916             --          179,958
  Shopping Centers                                              14,541         27,515         58,212             --          100,268
  Hotels                                                         1,111            --             --              --            1,111
  Industrial/Warehouse                                           1,249          9,557          6,915             --           17,721
  Churches                                                      21,139            775         21,754             --           43,668
  Other                                                          2,816         17,699          3,221             --           23,736
------------------------------------------------------------------------------------------------------------------------------------

Total Commercial                                              $147,132       $103,312       $116,018         $   --         $366,462
------------------------------------------------------------------------------------------------------------------------------------
Total Domestic Real Estate-
  Commercial/Construction Loans                                170,159        119,156        125,989             --          415,304
Foreign                                                           --             --             --            195,828        195,828
====================================================================================================================================

Total Real Estate-
  Commercial/Construction Loans                               $170,159       $119,156       $125,989         $195,828       $611,132
====================================================================================================================================

Table F:
CROSS-BORDER OUTSTANDINGS THAT EXCEED 1% OF TOTAL ASSETS 1

                                               GOVERNMENTS            BANKS AND          COMMERCIAL
                                              AND OFFICIAL         OTHER FINANCIAL           AND
(IN THOUSANDS)                                INSTITUTIONS          INSTITUTIONS         INDUSTRIAL          OTHER           TOTAL
------------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1999
United Kingdom                                     $536              $(33,906)            $360,575         $ 4,356        $331,561
United States 2                                     --                208,468                 --             9,499         217,967
====================================================================================================================================

As of December 31, 1998
United Kingdom                                      313               (73,380)             344,081           3,874         274,888
United States 2                                     --                378,419                 --            21,262         399,681
====================================================================================================================================

As of December 31, 1997
United Kingdom                                      472              (112,033)             264,549           1,724         154,712
United States 2                                     --                   --                   --               --             --
====================================================================================================================================

1 Cross-border outstandings include loans, acceptances, investments, accrued interest and other monetary assets, net of interest-bearing deposits with other banks that are denominated in U.S. dollars or other non-local currencies.

2 United States cross-border outstandings consist of deposits placed by the Corporation in foreign branches of United States banks.





Table G:
CROSS-BORDER OUTSTANDINGS THAT EXCEED 1% OF TOTAL ASSETS
WITH NONPERFORMING OR PAST-DUE LOANS

                                                                                                           TOTAL
                                                                                   NONACCRUAL          NONPERFORMING      PAST-DUE
(IN THOUSANDS)                                                                        LOANS                LOANS            LOANS
------------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1999
United Kingdom                                                                       $2,185 1              $2,185             $--
====================================================================================================================================

As of December 31, 1998
United Kingdom                                                                        2,843 2               2,843              21
------------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1997
United Kingdom                                                                        1,421 3               1,421              --
====================================================================================================================================

1 As of December 31, 1999, $1,210 of nonaccrual loans were classified as renegotiated loans.

2 As of December 31, 1998, all nonaccrual loans were also classified as renegotiated loans.

3 As of December 31, 1997, no nonaccrual loans were classified as renegotiated loans.

Table H:
MATURITIES OF SECURITIES AVAILABLE FOR SALE
DECEMBER 31, 1999

                                                                                                GROSS         GROSS         BOOK/
                                                                                AMORTIZED    UNREALIZED    UNREALIZED      MARKET
(IN THOUSANDS)                                                                    COST          GAINS        LOSSES         VALUE
------------------------------------------------------------------------------------------------------------------------------------

U.S. Treasury Securities:
    Mature after 1 but within 5 years                                          $  175,844       $  -        $ 2,055      $  173,789
    Mature after 10 years                                                         113,398          -         19,179          94,219
Government Agencies Securities:
    Due within 1 year                                                             205,364         --            296         205,068
    Due after 1 year but within 5 years                                           241,962         --          2,792         239,170
    Due after 5 years but within 10 years                                          31,971         --          1,752          30,219
Mortgage-Backed Securities:
    Due after 5 years but within 10 years                                          17,547         --          1,386          16,161
    Mature after 10 years                                                         500,871         13         33,311         467,573
Other Securities:
    Mature within 1 year                                                           21,190         --            --           21,190
    Mature after 10 years                                                          42,495         --            --           42,495
====================================================================================================================================

Total Securities Available for Sale                                            $1,350,642       $ 13        $60,771      $1,289,884
====================================================================================================================================




Table I:
RESERVE FOR LOAN LOSSES AND SUMMARY OF CHARGE-OFFS (RECOVERIES)
DECEMBER 31,

(IN THOUSANDS)                                            1999             1998            1997             1996          1995
------------------------------------------------------------------------------------------------------------------------------------

Balance, January 1                                     $ 54,455        $ 52,381        $ 64,486         $ 56,546      $ 97,039
Provision for Loan Losses                                 2,500            --           (12,000)            --         (55,000)
Loans Charged Off:
  Commercial and Financial                               12,251             579             146              764           243
  Real Estate-Commercial/Construction                        90             183             --             1,061           697
  Residential Mortgage                                      178               5              10               11           --
  Home Equity                                               220             186             448               67           438
  Consumer                                                2,238           2,232           2,047            1,513           906
  Foreign                                                 1,970             937             593              260         6,106
------------------------------------------------------------------------------------------------------------------------------------

Total Loans Charged Off                                  16,947           4,122           3,244            3,676         8,390
------------------------------------------------------------------------------------------------------------------------------------
Recoveries on Charged-Off Loans:
  Commercial and Financial                                  399              72             220              397         2,084
  Real Estate-Commercial/Construction                       207           4,410           2,263            3,802        11,408
  Residential Mortgage                                      --               --              10              --             84
  Home Equity                                               105              58              47               27           114
  Consumer                                                  472             546             510              512           838
  Foreign                                                   526           1,016             666            5,513         8,400
------------------------------------------------------------------------------------------------------------------------------------

Total Recoveries on Charged-Off Loans                     1,709           6,102           3,716           10,251        22,928
------------------------------------------------------------------------------------------------------------------------------------
Net Charge-Offs (Recoveries)                             15,238          (1,980)           (472)          (6,575)      (14,538)
Foreign Exchange Translation Adjustments                   (262)             94            (577)           1,365           (31)
====================================================================================================================================

Balance, December 31                                   $ 41,455        $ 54,455        $ 52,381         $ 64,486      $ 56,546
====================================================================================================================================

Ratio of Net Charge-Offs (Recoveries) to
    Average Loans                                           .48%          (.06)%          (.02)%           (.26)%        (.57)%
====================================================================================================================================
Ratio of Reserve for Loan Losses to Total Loans            1.29%          1.67 %          1.82 %           2.44 %        2.20 %
====================================================================================================================================

Table J:
RESERVE FOR LOAN LOSSES ALLOCATION AND LOAN DISTRIBUTION
DECEMBER 31,

(IN THOUSANDS)

Allocation of the Reserve for Loan Losses                 1999            1998             1997            1996            1995
------------------------------------------------------------------------------------------------------------------------------------

Commercial and Financial                                $21,807          $27,631          $11,473        $18,923         $ 9,334
Real Estate-Commercial/Construction                       3,768            4,438            7,952          9,714           9,028
Residential Mortgage                                      1,218            1,275            1,157          1,226             515
Home Equity and Consumer                                  2,780            2,612            3,593          4,231           2,717
Foreign                                                   6,006            8,665            4,765          4,398           5,030
Based on Qualitative Factors                              5,876            9,834           23,441         25,994          29,922
====================================================================================================================================

Balance, December 31                                    $41,455          $54,455          $52,381        $64,486         $56,546
====================================================================================================================================



Distribution of Year-End Loans                            1999            1998             1997            1996            1995
------------------------------------------------------------------------------------------------------------------------------------

Commercial and Financial                                  20.8%           20.5%            18.4%           16.8%           15.6%
Real Estate-Commercial/Construction                       13.0            12.6             14.2            13.4            12.8
Residential Mortgage                                      38.0            39.1             40.1            46.5            50.1
Home Equity and Consumer                                  12.1            11.8             13.8            13.7            12.8
Foreign                                                   16.1            16.0             13.5             9.6             8.7
====================================================================================================================================

Total, December 31                                       100.0%          100.0%           100.0%          100.0%          100.0%
====================================================================================================================================

Table K:
NONPERFORMING ASSETS AND PAST-DUE LOANS
DECEMBER 31,

(IN THOUSANDS)                                            1999             1998           1997            1996            1995
------------------------------------------------------------------------------------------------------------------------------------

Nonperforming Assets:

Nonaccrual Loans:
  Domestic                                             $   40,559      $   26,831     $    1,916      $    9,133      $    7,542
  Foreign                                                     975            --            1,877             743           1,784
------------------------------------------------------------------------------------------------------------------------------------

Total Nonaccrual Loans                                     41,534          26,831          3,793           9,876           9,326

Renegotiated Loans:
  Domestic                                                     53              77            101             125           3,410
  Foreign                                                   1,210           2,843            --              --              --
------------------------------------------------------------------------------------------------------------------------------------

Total Renegotiated Loans                                    1,263           2,920            101             125           3,410

Other Real Estate Owned, Net:
  Domestic                                                    908           1,638          4,993          27,722          32,627
  Foreign                                                     --               42             83             399             570
------------------------------------------------------------------------------------------------------------------------------------

Total Other Real Estate Owned, Net                            908           1,680          5,076          28,121          33,197
====================================================================================================================================
Total Nonperforming Assets, Net                        $   43,705      $   31,431     $    8,970      $   38,122      $   45,933
====================================================================================================================================

Past-Due Loans:
  Domestic                                             $    7,429      $   25,254     $    7,279      $    3,849      $    5,423
  Foreign                                                     --               15            --              --               36
====================================================================================================================================

Total Past-Due Loans                                   $    7,429      $   25,269     $    7,279      $    3,849      $    5,459
====================================================================================================================================

Total Loans, Net of Deferred
  Loan Fees, Costs, Premiums
  and Discounts                                        $3,201,981      $3,258,135     $2,884,373      $2,637,834      $2,571,959
Ratio of Nonaccrual Loans to Total Loans                     1.30%            .82%           .13%            .37%            .36%
====================================================================================================================================
Ratio of Nonperforming Assets to Total Loans
  and Other Real Estate Owned, Net                           1.36%            .96%           .31%           1.43%           1.76%
====================================================================================================================================

Table L:
INTEREST INCOME ON NONACCRUAL AND RENEGOTIATED LOANS
DECEMBER 31,

(IN THOUSANDS)                                                 1999            1998           1997           1996           1995
------------------------------------------------------------------------------------------------------------------------------------

Interest Income at Original Terms:
  Nonaccrual Loans:
    Domestic                                                  $3,168          $  751         $385          $  972          $1,230
    Foreign                                                      --              --            65             228           1,156
  Renegotiated Loans                                             222             586           18              68              54
====================================================================================================================================

Total                                                         $3,390          $1,337         $468          $1,268          $2,440
====================================================================================================================================

Actual Interest Income Recognized:
  Nonaccrual Loans:
    Domestic                                                  $  249          $  --          $  5          $  254          $  214
    Foreign                                                      --              --           --               37             186
  Renegotiated Loans                                             --              --           --              --              --
====================================================================================================================================

Total                                                         $  249          $  --          $  5          $  291          $  400
====================================================================================================================================




Table M:
SHORT-TERM BORROWINGS

                                                       FEDERAL FUNDS PURCHASED
                                                      AND REPURCHASE AGREEMENTS                  OTHER SHORT-TERM BORROWINGS
(IN THOUSANDS)                                    1999          1998           1997           1999           1998         1997
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                            $424,508       $353,303       $327,579       $407,694       $21,077      $24,929

Average Amount Outstanding 1                     371,891        396,438        266,828        178,017        18,824       17,563
Weighted-Average Rate Paid 1                        4.58%          4.90%          5.09%          4.37%         2.16%        5.10%
Maximum Amount Outstanding at any
  Month-End                                      424,508        547,934        346,086        426,571        27,014       26,522
====================================================================================================================================

1 Average amounts are based on daily balances. Average rates are computed by dividing actual interest expense by average amounts outstanding.

Table N:
INTEREST-RATE SENSITIVITY ANALYSIS 1

                                                                   MOVEMENTS IN INTEREST RATES FROM DECEMBER 31, 1999

(IN THOUSANDS)                                         SIMULATED IMPACT OVER NEXT                    SIMULATED IMPACT OVER NEXT
                                                              TWELVE MONTHS                               THIRTY-SIX MONTHS
------------------------------------------------------------------------------------------------------------------------------------
                                                       +100BP              -100BP                     +300BP             -300BP
------------------------------------------------------------------------------------------------------------------------------------
Simulated Impact Compared with a
  Most Likely Scenario:

 Net Interest Income Increase (Decrease)                (1.6)%                4.1%                      (4.2)%             3.7 %

 Net Interest Income Increase (Decrease)             $(3,025)              $7,886                   $(25,972)         $ 22,895
====================================================================================================================================



                                                                   MOVEMENTS IN INTEREST RATES FROM DECEMBER 31, 1998

(IN THOUSANDS)                                         SIMULATED IMPACT OVER NEXT                    SIMULATED IMPACT OVER NEXT
                                                              TWELVE MONTHS                               THIRTY-SIX MONTHS
------------------------------------------------------------------------------------------------------------------------------------
                                                      +100BP              -100BP                     +300BP             -300BP
------------------------------------------------------------------------------------------------------------------------------------
Simulated Impact Compared with a
   Most Likely Scenario:

 Net Interest Income Increase (Decrease)                (0.4)%                0.0%                       0.6 %            (4.7)%

 Net Interest Income Increase (Decrease)             $  (813)              $   65                   $  3,622          $(28,401)
====================================================================================================================================

1 Key Assumptions:
   Assumptions with respect to the model's projection of the effect of changes in interest rates on Net Interest Income include:
   1. Target balances for various asset and liability classes, which are solicited from the management of the various units of the Corporation.
   2. Interest rate scenarios which are generated by ALCO for the "most likely" scenario and are dictated by policy for the alternative scenarios.
   3. Spread relationships between various interest rate indices, which are generated by the analysis of historical relationships and ALCO consensus.
   4. Assumptions   about  the  effect  of  embedded  options  and  prepayment speeds:instruments that are callable are assumed to be called at the first opportunity if an interest rate scenario makes it advantageous for the owner of the call to do so. Prepayment assumptions for mortgage products are derived from accepted industry sources.
   5. Reinvestment rates for funds replacing assets or liabilities that are assumed (through early withdrawal, prepayment, calls, etc.) to run off the balance sheet, which are generated by the spread relationships.
   6. Maturity strategies with respect to assets and liabilities, which are solicited from the management of the various units of the Corporation.





Table O:
CAPITAL RATIOS
DECEMBER 31,

                                                                                                     REQUIRED            WELL
                                                                       1999            1998          MINIMUMS         CAPITALIZED
------------------------------------------------------------------------------------------------------------------------------------

Riggs National Corporation
  Tier I                                                              14.09%          14.63%           4.00%              6.00%
  Combined Tier I and Tier II                                         23.55           27.51            8.00              10.00
  Leverage                                                             8.59            9.33            4.00               5.00
Riggs Bank N.A.
  Tier I                                                              12.63%          12.17%           4.00%              6.00%
  Combined Tier I and Tier II                                         13.86           13.43            8.00              10.00
  Leverage                                                             7.91            8.26            4.00               5.00
====================================================================================================================================

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                1999               1998              1997
------------------------------------------------------------------------------------------------------------------------------------

Interest Income
Interest and Fees on Loans                                                            $230,577          $238,564         $208,100
Interest and Dividends on Securities Available for Sale                                 70,135            69,508           83,939
Time Deposits with Other Banks                                                          23,552            33,379            8,470
Federal Funds Sold and Reverse Repurchase Agreements                                    10,179            12,351           30,283
------------------------------------------------------------------------------------------------------------------------------------
Total Interest Income                                                                  334,443           353,802          330,792
Interest Expense
Interest on Deposits:
  Savings and NOW Accounts                                                               2,547             4,967            6,359
  Money Market Deposit Accounts                                                         33,539            41,260           51,375
  Time Deposits in Domestic Offices                                                     42,061            45,029           35,091
  Time Deposits in Foreign Offices                                                      31,947            34,873           26,738
------------------------------------------------------------------------------------------------------------------------------------
Total Interest on Deposits                                                             110,094           126,129          119,563
Interest on Short-Term Borrowings and Long-Term Debt:
  Federal Funds Purchased and Repurchase Agreements                                     17,038            19,443           13,569
  Other Short-Term Borrowings                                                            7,779               405              896
  Long-Term Debt                                                                        12,592            17,473           17,473
------------------------------------------------------------------------------------------------------------------------------------
Total Interest on Short-Term Borrowings and Long-Term Debt                              37,409            37,321           31,938
------------------------------------------------------------------------------------------------------------------------------------
Total Interest Expense                                                                 147,503           163,450          151,501
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                                    186,940           190,352          179,291
Less: Provision for Loan Losses                                                          2,500              --            (12,000)
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses                                    184,440           190,352          191,291
Noninterest Income
  Trust and Investment Advisory Income                                                  51,671            45,847           37,343
  Service Charges and Fees                                                              39,464            39,161           37,590
  Venture Capital Valuation Gains, Net                                                   1,975              --               --
  Other Noninterest Income                                                              12,362            14,251            9,491
  Securities Gains, Net                                                                  1,154            15,023            3,500
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income                                                               106,626           114,282           87,924
Noninterest Expense
  Salaries and Wages                                                                    78,628            74,185           67,097
  Pensions and Other Employee Benefits                                                  13,275            11,109           11,046
  Occupancy, Net                                                                        18,697            18,329           19,095
  Data Processing Services                                                              19,038            17,663           21,427
  Furniture, Equipment, and Software                                                    15,986            13,930           11,954
  Credit Card Processing                                                                 7,709             6,643            5,857
  Consultants and Outsourcing Fees                                                       9,502            11,099            9,195
  Advertising and Public Relations                                                       4,809             3,992            5,405
  FDIC Insurance                                                                           399               415              435
  Other Real Estate Owned (Income) Expense, Net                                            (72)              107           (1,392)
  Other Noninterest Expense                                                             39,273            36,280           35,911
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense                                                              207,244           193,752          186,030
Income before Taxes, Minority Interest, and Extraordinary Loss                          83,822           110,882           93,185
Applicable Income Tax Expense                                                           26,953            29,088           24,690
Minority Interest in Income of Subsidiaries, Net of Taxes                               20,214            19,947           17,616
====================================================================================================================================
Net Income before Extraordinary Loss                                                  $ 36,655          $ 61,847         $ 50,879
Extraordinary Loss, Net of Taxes                                                         5,061              --               --
====================================================================================================================================
Net Income                                                                            $ 31,594          $ 61,847         $ 50,879
Less:  Dividends on Preferred Stock                                                       --               9,854           10,750
Less:  Excess of Call Price over Carrying Amount of Preferred Stock                       --              13,808             --
------------------------------------------------------------------------------------------------------------------------------------
Net Income Available for Common Shareholders                                          $ 31,594          $ 38,185         $ 40,129
------------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share
  Basic before Extraordinary Loss                                                     $   1.29          $   1.25         $   1.32
  Diluted before Extraordinary Loss                                                       1.26              1.21             1.27
====================================================================================================================================
  Basic                                                                               $   1.11          $   1.25         $   1.32
  Diluted                                                                                 1.09              1.21             1.27
====================================================================================================================================

The Accompanying Notes Are An Integral Part Of These Statements.

CONSOLIDATED STATEMENTS OF CONDITION


DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                                  1999             1998
------------------------------------------------------------------------------------------------------------------------------------

Assets
Cash and Due from Banks                                                                               $  149,712       $  155,003
Federal Funds Sold and Reverse Repurchase Agreements                                                     346,000           75,000
------------------------------------------------------------------------------------------------------------------------------------
Total Cash and Cash Equivalents                                                                          495,712          230,003
Time Deposits with Other Banks                                                                           413,528          696,181
Securities Available for Sale (at Market Value)                                                        1,289,884          970,728
Venture Capital Investments                                                                               39,525            3,093
Loans                                                                                                  3,201,981        3,258,135
Reserve for Loan Losses                                                                                  (41,455)         (54,455)
------------------------------------------------------------------------------------------------------------------------------------
Total Net Loans                                                                                        3,160,526        3,203,680
Premises and Equipment, Net                                                                              202,840          203,071
Other Real Estate Owned                                                                                      908            1,680
Other Assets                                                                                             227,226          193,895
====================================================================================================================================

Total Assets                                                                                          $5,830,149       $5,502,331
====================================================================================================================================
Liabilities
Deposits:
  Noninterest-Bearing Demand Deposits                                                                 $  729,030       $  732,099
  Interest-Bearing Deposits:
    Savings and NOW Accounts                                                                             395,024          434,649
    Money Market Deposit Accounts                                                                      1,489,690        1,414,278
    Time Deposits in Domestic Offices                                                                  1,068,920          917,442
    Time Deposits in Foreign Offices                                                                     492,669          646,380
------------------------------------------------------------------------------------------------------------------------------------
  Total Interest-Bearing Deposits                                                                      3,446,303        3,412,749
------------------------------------------------------------------------------------------------------------------------------------
Total Deposits                                                                                         4,175,333        4,144,848
Short-Term Borrowings:
  Federal Funds Purchased and Repurchase Agreements                                                      424,508          353,303
  Other Short-Term Borrowings                                                                            407,694           21,077
------------------------------------------------------------------------------------------------------------------------------------
Total Short-Term Borrowings                                                                              832,202          374,380
Other Liabilities                                                                                         68,376           48,850
Long-Term Debt                                                                                            66,525          191,525
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                      5,142,436        4,759,603
Guaranteed Preferred Beneficial Interests in Junior Subordinated
  Deferrable Interest Debentures                                                                         350,000          350,000
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Common Stock - $2.50 Par Value
  Shares  Authorized - 50,000,000 at December 31, 1999, and 1998
  Shares Issued -
  31,615,495 at December 31, 1999, and 31,555,345
      at December 31, 1998                                                                                79,039           78,888
Surplus - Common Stock                                                                                   161,439          160,760
Undivided Profits                                                                                        210,682          184,794
Accumulated Other Comprehensive Loss                                                                     (42,090)          (2,548)
Treasury Stock - 3,300,798 shares at December 31, 1999,
  and 1,175,798 at December 31, 1998                                                                     (71,357)         (29,166)
------------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                               337,713          392,728
====================================================================================================================================

Total Liabilities and Shareholders' Equity                                                            $5,830,149       $5,502,331
====================================================================================================================================

The Accompanying Notes Are An Integral Part Of These Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                               ACCUMULATED
                                                    PREFERRED  COMMON                             OTHER                    TOTAL
                                                      STOCK     STOCK              UNDIVIDED  COMPREHENSIVE TREASURY   SHAREHOLDERS'
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            $1.00 PAR $2.50 PAR  SURPLUS    PROFITS   INCOME (LOSS)   STOCK       EQUITY
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                          $ 4,000   $78,183   $248,252   $118,682     $    382     $(23,723)  $ 425,776

Comprehensive Income:
Net Income                                                                           50,879                             $  50,879
Other Comprehensive Income
 (Loss), Net of Tax:
Unrealized Gain (Loss) on Securities
 Available for Sale, Net of
  Reclassification Adjustments                                                                     2,768                    2,768
Foreign Exchange Translation Adjustments                                                          (1,983)                  (1,983)
------------------------------------------------------------------------------------------------------------------------------------
Total Other Comprehensive Income (Loss)                                                                                       785
====================================================================================================================================
Total Comprehensive Income                                                                                              $  51,664

Issuance of Common Stock for
 Stock Option Plans - 188,442 shares                              471      2,100                                            2,571
Cash Dividends Declared:
 Common Stock, $.20 Per Share                                                        (6,079)                               (6,079)
 Series B Preferred Stock, $2.6875 Per Share                                        (10,750)                              (10,750)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                          $ 4,000   $78,654   $250,352   $152,732     $  1,167     $(23,723)  $ 463,182
====================================================================================================================================

Comprehensive Income:
Net Income                                                                           61,847                             $  61,847
Other Comprehensive Income
 (Loss), Net of Tax:
Unrealized Gain (Loss) on Securities
 Available for Sale, Net of
  Reclassification Adjustments                                                                    (3,238)                  (3,238)
Foreign Exchange Translation Adjustments                                                            (477)                    (477)
------------------------------------------------------------------------------------------------------------------------------------
Total Other Comprehensive Income(Loss)                                                                                     (3,715)
====================================================================================================================================
Total Comprehensive Income                                                                                              $  58,132

Issuance of Common Stock for
 Stock Option Plans - 93,559 shares                               234      1,600                                            1,834
Cash Dividends Declared:
 Common Stock, $.20 Per Share                                                        (6,123)                               (6,123)
 Series B Preferred Stock, $2.6875 Per Share                                         (9,854)                               (9,854)
Redemption of Preferred Stock                        (4,000)             (91,192)   (13,808)                             (109,000)
Common Stock Repurchase - 275,000 Shares                                                                       (5,443)     (5,443)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                           $  --    $78,888   $160,760   $184,794     $ (2,548)    $(29,166)  $ 392,728
====================================================================================================================================

Comprehensive Income:
Net Income                                                                           31,594                             $  31,594
Other Comprehensive Income
 (Loss), Net of Tax:
Unrealized Gain (Loss) on Securities
 Available for Sale, Net of
  Reclassification Adjustments                                                                   (38,294)                 (38,294)
Foreign Exchange Translation Adjustments                                                          (1,248)                  (1,248)
------------------------------------------------------------------------------------------------------------------------------------
Total Other Comprehensive Income(Loss)                                                                                    (39,542)
====================================================================================================================================
Total Comprehensive Loss                                                                                                $  (7,948)

Issuance of Common Stock for
 Stock Option Plans - 60,150 shares                               151        679                                              830
Cash Dividends Declared:
 Common Stock, $.20 Per Share                                                        (5,706)                               (5,706)
Common Stock Repurchase - 2,125,000 Shares                                                                    (42,191)    (42,191)
====================================================================================================================================
Balance, December 31, 1999                           $  --    $79,039   $161,439   $210,682     $(42,090)    $(71,357)  $ 337,713
====================================================================================================================================

The Accompanying Notes Are An Integral Part Of These Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(IN THOUSANDS)                                                                         1999              1998              1997
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities:
Net Income                                                                         $    31,594      $    61,847       $    50,879
Adjustments to Reconcile Net Income to Cash
 Provided by (Used in) Operating Activities:
  Provision for Loan Losses                                                              2,500             --             (12,000)
  Provision for Other Real Estate Owned Losses                                              23            1,036             1,437
  Depreciation Expense and Amortization of Leasehold Improvements                       12,113           11,459            11,659
  Gains on Sale of Securities Available for Sale                                        (1,154)         (15,023)           (3,500)
  Gains on Sale of Other Real Estate Owned                                                 (61)            (918)           (2,694)
  (Increase) Decrease in Other Assets                                                  (15,185)           2,374           (23,216)
  Increase (Decrease) in Other Liabilities                                              19,526         (142,443)          129,411
  Extraordinary Losses on Redemption of Long-Term Debt                                   7,786             --                --
------------------------------------------------------------------------------------------------------------------------------------
 Total Adjustments                                                                      25,548         (143,515)          101,097
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used In) Operating Activities                                     57,142          (81,668)          151,976
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
  Net Decrease (Increase) in Time Deposits with Other Banks                            282,653         (454,368)           39,313
  Proceeds from Maturities of Securities Available for Sale                          3,247,978        5,555,730         7,197,217
  Proceeds from Sale of Securities Available for Sale                                  177,703        1,706,165           475,956
  Purchase of Securities Available for Sale                                         (3,802,597)      (6,550,030)       (8,175,479)
  Purchases of Venture Capital Investments                                             (36,432)          (3,093)             --
  Net Decrease (Increase) in Loans                                                      40,916         (371,688)         (247,467)
  Proceeds from Sale of Other Real Estate Owned, Net of Additions                          809            3,278            25,109
  Net Increase in Premises and Equipment                                               (11,882)         (49,153)          (10,962)
  Other, Net                                                                              (261)            --                  16
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Used In Investing Activities                                                 (101,113)        (163,159)         (696,297)
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
  Net Increase (Decrease) in Demand, Savings, NOW and Money
    Market Deposit Accounts                                                             32,718         (331,018)           58,095
  Net (Decrease) Increase in Time Deposits                                              (2,233)         177,948           189,140
  Net Increase in Short-Term Borrowings                                                457,822           21,872            97,274
  Proceeds from the Issuance of Common Stock                                               830            1,834             2,571
  Repayments of Long-Term Debt                                                        (130,312)            --                --
  Proceeds from Preferred Stock of Subsidiaries                                           --               --             200,000
  Dividend Payments - Preferred                                                           --             (9,854)          (10,750)
  Dividend Payments - Common                                                            (5,706)          (6,123)           (6,079)
  Redemption of Preferred Stock                                                           --           (109,000)             --
  Repurchase of Common Stock                                                           (42,191)          (5,443)             --
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided By (Used In) Financing Activities                                    310,928         (259,784)          530,251
------------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes                                                         (1,248)            (477)           (1,983)
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                   265,709         (505,088)          (16,053)
Cash and Cash Equivalents at Beginning of Year                                         230,003          735,091           751,144
====================================================================================================================================

Cash and Cash Equivalents at End of Year                                            $  495,712       $  230,003       $   735,091

Supplemental Schedule of Non-cash Investing and Financing Activities:
  Loans Transferred to Other Real Estate Owned                                      $       72       $      --        $       823
Supplemental Disclosures:
  Interest Paid (Net of Amount Capitalized)                                         $  152,109       $  161,424       $   150,642
  Income Tax Payments                                                                      128           23,178             7,630
====================================================================================================================================

The Accompanying Notes Are An Integral Part Of These Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND AS INDICATED)

NOTE 1.  SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

The following is a summary of Riggs National Corporation's ("our company's") significant accounting policies, including those of our principal subsidiaries, Riggs Bank National Association (the "Bank" or "Riggs Bank"), Riggs Bank Europe Limited ("RBEL"), Riggs Real Estate Investment Corporation ("RREIC"), Riggs Capital, Riggs Capital II, and Riggs Capital Partners, LLC("RCP").

We engage in a variety of banking and financial services activities, either directly or through our subsidiaries, serving a broad customer base. These services include community banking, corporate and commercial banking, international banking and trust and investment management services.

Basis of Presentation
Our accounting and reporting policies are in accordance with generally accepted accounting principles and conform to general practice within the banking industry. The consolidated financial statements include the accounts of our company and our subsidiaries, after elimination of all intercompany transactions. For purposes of comparability, certain prior period amounts have been reclassified to conform with current year presentation. None of these reclassifications had any effect on net income or earnings per share for the periods presented.

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash equivalents include cash on hand, amounts due from banks, federal funds sold and reverse repurchase agreements. Cash equivalents have original maturities of 30 days or less.

Acquisitions and Additions
In April 1999, we formed a real estate investment trust, Riggs Real Estate Investment Corporation, which is an indirect wholly owned subsidiary of Riggs Bank. At December 31, 1999 it had $1.22 billion in real estate loans.

In 1998, we established a venture capital division of our company, Riggs Capital Partners. In 1999, we formed a Delaware subsidiary that replaced this division, Riggs Capital Partners, LLC. At December 31, 1999, RCP had investments of $39.5 million.

In October 1997, we acquired J. Bush & Co.  Incorporated ("J. Bush & Co.") a
privately-held   investment   advisor.   At   acquisition,   J.  Bush  & Co.
had approximately $250.0 million in assets under management. J. Bush & Co. is a separate subsidiary of Riggs Bank. This acquisition was accounted for as a purchase.

In November 1996 and March 1997, we formed two Delaware business trusts, Riggs Capital and Riggs Capital II, respectively, with all of the common securities of each trust owned by our company. Subsequently, in December 1996 and March 1997, respectively, each of the trusts sold preferred securities. The preferred securities represent a minority interest in each trust, which is reflected separately in the Consolidated Statements of Condition under the caption "Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures." Dividends on the trust preferred securities are reflected in the Consolidated Statements of Income as a deduction from income before taxes and minority interest under the caption of "Minority Interest in Income of Subsidiaries, Net of Taxes"(see Note 11, "Common and Preferred Stock").

Securities
All of our securities are classified as securities available for sale and are carried at fair value, with unrealized gains and losses, net of tax, included as a separate component of accumulated other comprehensive income (loss) within shareholders' equity. We have established policies that require the periodic review of the securities portfolio for proper classification of securities (see
Note 2, "Securities").

Loans
Loans are carried at the principal amount outstanding, net of unearned discounts, unamortized premiums and deferred fees and costs. Interest on loans and amortization of unearned discounts/premiums and deferred fees and costs are computed by methods that generally result in level rates of return on principal amounts outstanding over the estimated lives of the loans. Loan origination fees and certain direct loan origination costs are deferred, and the net amount is amortized as an adjustment to the related loan's yield.

We discontinue the accrual of interest on loans based on delinquency status, an evaluation of the related collateral and the financial strength of the borrower. Loans are placed on nonaccrual when, in our opinion, there is doubt as to the ability to collect either interest or principal, or when interest or principal is 90 days or more past due and the loan is not well-secured and in the process of collection. Income recognition on consumer loans is discontinued and the loans are charged off after a delinquency period of 120 days. At that point, any accrued interest that has not been collected is reversed.

Impaired loans are defined as specifically reviewed loans for which it is probable that we will be unable to collect all amounts due according to the terms of the loan agreement. Our impaired loans generally are defined as nonaccrual loans. Impaired loans do not include large groups of smaller-balance loans with similar collateral characteristics such as residential mortgages and consumer installment loans, which are evaluated collectively for impairment. Impaired loans, therefore, are primarily commercial and financial loans and real estate-commercial/construction loans.

Reserve for Loan Losses
The reserve for loan losses is maintained at a level that, in our opinion, is adequate to absorb potential losses in the loan portfolio. The adequacy of the reserve is based on our review and evaluation of the individual credits in the loan portfolio, historical loss experience by loan type, current and anticipated economic conditions, and where applicable, the estimated value of the underlying collateral. The determination of the adequacy of the reserve for loan losses involves uncertainties and matters of judgment and, therefore, could result in adjustments to future results of operations.

The provision for loan losses is charged against, or credited to, earnings in amounts necessary to maintain an adequate reserve for loan losses. A loan is charged off if, in our opinion, the loan cannot be fully collected. Recoveries of loans previously charged off are added to the reserve.

The specific reserves for impaired loans are included in the reserves for loan losses. Impaired loans are valued based on the fair value of the related collateral if the loans are collateral- dependent. For all other impaired loans, the specific reserves are based on the present values of expected future cash flows discounted at each loan's initial effective interest rate.

Other Real Estate Owned
Other real estate owned is property on which we have foreclosed and taken title. Other real estate owned is recorded at the lower of fair value, less estimated costs to sell, or at cost. Initial writedowns at the time of foreclosure of other real estate owned are charged to the reserve for loan losses. Revenues and expenses incurred in connection with ownership of the properties, and subsequent writedowns and gains and losses upon sale, are included in other noninterest expense.

Premises and Equipment
Premises, leasehold improvements and furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are generally computed using the straight-line method over the estimated useful lives of the assets. Ranges of useful lives for computing depreciation and amortization are 25 to 35 years for premises, 5 to 20 years for leasehold improvements and 5 to 15 years for furniture and equipment.

Major improvements and alterations to premises and leaseholds are capitalized. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. Interest costs relating to the construction of certain fixed assets are capitalized at the Bank's weighted-average cost of liabilities.

Other Assets
Included in other assets are intangible assets, such as goodwill and core deposit intangibles. Goodwill is the excess of cost over net assets of acquired entities while core deposit intangibles represent the net present value of the future income streams related to deposits acquired through mergers or acquisitions. In October 1997, we acquired J. Bush & Co., and goodwill related to this transaction is being amortized using the straight-line method over a 15-year period. All other goodwill is being amortized using the straight-line method over 25 years. Core deposit intangibles are amortized on an accelerated basis over 10 years. We had unamortized goodwill of $8.0 million and $8.6 million at December 31, 1999 and 1998, respectively. The unamortized core deposit intangibles totaled $2.2 million and $5.2 million at December 31, 1999 and 1998, respectively.

Venture Capital Investments
Venture capital investments of RCP, a wholly owned subsidiary of our company, totaled $39.5 million at December 31, 1999, and $3.1 million at December 31, 1998. The investments are accounted for at fair value, with valuation gains and losses taken into income. For the year ended December 31, 1999, investment valuation gains totaled $2.0 million, and were included in noninterest income. A $267 thousand minority interest expense associated with RCP is included on the Consolidated Statements of Income, net of taxes, for 1999. RCP also had unfunded venture capital commitments totaling $24.6 million at December 31, 1999.

Income Taxes
We record a provision for income taxes based upon the amounts of current taxes payable (or refundable) and the change in net deferred tax assets or liabilities during the year. Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement reporting purposes that will reverse in future periods. Using our judgment and estimates concerning the likelihood of realization in future periods, deferred tax assets are reduced by a valuation allowance as necessary.

Benefit Plans
We maintain a non-contributory defined benefit pension plan for substantially all our employees and substantially all the employees of our subsidiaries. The net periodic pension expense includes a service cost component and an interest cost component, reflecting the expected return on plan assets, and the effect of deferring and amortizing certain actuarial gains and losses, prior service costs, and the unrecognized net transition asset over 12 years. The net periodic pension expense is based on management's estimates and judgment through actuarial assumptions and computations.

We also provide health care and a portion of the life insurance benefits for retired employees. The estimated cost of retiree health insurance benefits is accrued for active employees. As of January 1, 1998, we no longer provide life insurance benefits for persons retiring on or after January 1, 1998. We recognized a transition asset, which is being amortized over 20 years, when we adopted the current accounting treatment for postretirement benefits. The accrual of postretirement benefit costs is based on our judgment and estimates through actuarial assumptions and computations.

Earnings Per Common Share
Basic earnings per share is calculated by dividing net income, after deduction for preferred stock dividends, by the weighted-average number of shares of common stock. Diluted earnings per share is calculated by dividing net income, after deduction for preferred stock dividends, by the weighted-average number of shares of common stock and common stock equivalents, unless determined to be anti-dilutive. The weighted-average shares outstanding were 28,463,825; 30,603,384; and 30,422,822 for 1999, 1998, and 1997. The dilutive effect of stock option plans on weighted-average shares outstanding was 552,100; 1,032,096; and 1,164,568, for the same periods, respectively.

Foreign Currency Translation
The functional currency amounts of assets and liabilities of foreign entities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated using appropriate weighted-average exchange rates for the period. Functional currency to U.S. dollar translation gains and losses, net of related hedge transactions, are credited or charged directly to the accumulated other comprehensive income section of shareholders' equity, Foreign Exchange Translation Adjustments.

Foreign Exchange Income
Open foreign currency trading and exchange positions, including spot and forward exchange contracts, are valued monthly; the resulting profits and losses are recorded in other noninterest income. The amount of net foreign exchange trading gains included in the accompanying Consolidated Statements of Income was $3.5 million for 1999, $3.2 million for 1998, and $2.3 million for 1997.

Financial Derivatives
Gains and losses on futures and forward contracts to hedge certain interest-sensitive assets and liabilities are amortized over the life of the hedged transaction as an adjustment to yield. Fees received or paid when entering certain derivative transactions are deferred and amortized over the lives of the agreements.

Interest rate agreements are entered into as hedges against fluctuations in the interest rates of specifically identified assets or liabilities. The notional amounts of the contracts do not affect our total assets or liabilities. Net receivables or payables under agreements designated as hedges are recorded as adjustments to interest income or interest expense related to the hedged asset or liability. Gains or losses resulting from early termination of interest rate agreements are deferred and amortized over the remaining terms of the agreements.

Comprehensive Income
In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 requires that certain financial activity typically disclosed in shareholders' equity be reported in the financial statements as an adjustment to net income in determining comprehensive income (loss). Items applicable to our company include activity in foreign exchange translation adjustments and unrealized gain (loss) on securities available for sale. Items identified as comprehensive income are reported in the Consolidated Statements of Condition and the Consolidated Statements of Changes in Shareholders' Equity, under separate captions. SFAS No.130 was effective for our company on January 1, 1998, including the restatement of prior periods reported, consistent with this pronouncement.

Segments
In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No.131 requires the reporting of selected segmented information in quarterly and annual reports. Information from operating segments is derived from methods used by us to allocate resources and measure performance. We are required to disclose profit (loss), revenues and assets for each segment identified, including reconciliations of these items to the consolidated results. We also are required to disclose the basis for identifying the segments and the types of products and services within each segment. SFAS No.131 was effective for our company on January 1, 1998, including the restatement of prior periods reported consistent with this pronouncement.

New Financial Accounting Standards
In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 will require us to record derivative instruments, such as interest rate swap agreements, on the Consolidated Statements of Condition as assets or liabilities, measured at fair value. Currently we treat such instruments as off-balance sheet items. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the specific use of each derivative instrument and whether it qualifies for hedge accounting treatment as stated in the standard. The original effective date for implementation of SFAS No. 133 would have been January 1, 2000; however, it has been delayed until January 1, 2001, as a result of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." We do not anticipate any material impact from the implementation of SFAS No. 133.

NOTE 2. SECURITIES

SECURITIES AVAILABLE FOR SALE
DECEMBER 31,

                                                          1999                                            1998
                                                    GROSS       GROSS       BOOK/                    GROSS      GROSS      BOOK/
                                     AMORTIZED   UNREALIZED  UNREALIZED    MARKET      AMORTIZED  UNREALIZED UNREALIZED   MARKET
                                       COST         GAINS      LOSSES       VALUE        COST        GAINS     LOSSES      VALUE
------------------------------------------------------------------------------------------------------------------------------------

U.S. Treasury Securities             $  289,242      $  --     $21,234   $  268,008     $113,677    $  --      $1,927    $111,750
Government Agencies Securities          479,297         --       4,840      474,457      391,165       181          2     391,344
Mortgage-Backed Securities              518,418         13      34,697      483,734      424,152       249        898     423,503
Other Securities                         63,685         --         --        63,685       43,577       927        373      44,131
====================================================================================================================================

Total Securities Available for Sale  $1,350,642      $  13     $60,771   $1,289,884     $972,571    $1,357     $3,200    $970,728
====================================================================================================================================


Gross gains from the sale of securities totaled $2.7 million during the year, while gross losses totaled $1.5 million, compared with gross gains of $18.1 million and gross losses of $3.1 million for 1998. At December 31, 1999, a $39.5 million unrealized loss, net of tax, was recorded in shareholders' equity (included in accumulated other comprehensive income (loss)), compared to a $1.2 million unrealized loss, net of tax, in 1998. Securities available for sale pledged to secure deposits and other borrowings amounted to $1.02 billion at December 31, 1999, and $727.4 million at December 31, 1998.

The "Other Securities" category consists of $33.1 million of Federal Home Loan Bank of Atlanta ("FHLB-Atlanta") stock, $9.4 million of Federal Reserve stock, and $21.2 million of U.S. Treasury money market mutual funds at year-end 1999. The FHLB-Atlanta and Federal Reserve stock have no readily available market value quotation, however their year-end book values are an approximation of their market values.

The maturity distribution of securities at December 31, 1999 follows:

SECURITIES AVAILABLE FOR SALE

                                                                             GOVERNMENT     MORTGAGE-
                                                             U.S.TREASURY     AGENCIES       BACKED         OTHER
                                                              SECURITIES     SECURITIES    SECURITIES    SECURITIES        TOTAL
------------------------------------------------------------------------------------------------------------------------------------

Within 1 year
 Amortized Cost                                                 $   --         $205,364      $   --        $21,190      $  226,554
 Book/Market                                                        --          205,068          --         21,190         226,258
 Yield 1                                                            --             5.68%         --           4.62%           5.58%
After 1 but within 5 years
 Amortized Cost                                                  175,844        241,962          --           --           417,806
 Book/Market                                                     173,789        239,170          --           --           412,959
 Yield 1                                                            5.46%          5.64%         --           --              5.56%
After 5 but within 10 years
 Amortized Cost                                                     --           31,971        17,547         --            49,518
 Book/Market                                                        --           30,219        16,161         --            46,380
 Yield 1                                                            --             6.53%         6.00%        --              6.34%
After 10 years
 Amortized Cost                                                  113,398           --         500,871       42,495         656,764
 Book/Market                                                      94,219           --         467,573       42,495         604,287
 Yield 1                                                            5.25%          --            6.41%        6.70%           6.23%
====================================================================================================================================

Total Securities Available for Sale

 Amortized Cost                                                 $289,242       $479,297      $518,418      $63,685      $1,350,642
 Book/Market                                                     268,008        474,457       483,734       63,685       1,289,884
 Yield 1                                                            5.38%          5.72%         6.40%        6.01%           5.92%
====================================================================================================================================

1 Weighted-average yield to maturity at December 31, 1999.


NOTE 3. LOANS AND RESERVE FOR LOAN LOSSES

The following schedule details the composition of the loan portfolio at year-end:

                                        1999             1998
------------------------------------------------------------------------------------------------------------------------------------

Commercial and Financial             $  667,393     $  668,778
Real Estate-
  Commercial/Construction               415,304        409,586
Residential Mortgage                  1,219,740      1,276,257
Home Equity                             315,520        314,347
Consumer                                 73,158         69,419
Foreign                                 517,012        522,032
------------------------------------------------------------------------------------------------------------------------------------

Total Loans                           3,208,127      3,260,419
Net Deferred Loan Fees, Costs,
  Premiums and Discounts                 (6,146)        (2,284)
====================================================================================================================================

Loans                                $3,201,981     $3,258,135
====================================================================================================================================

A summary of nonperforming and renegotiated loans, loans contractually past-due 90 days or more and potential problem loans at year-end follows:

                                              1999        1998
------------------------------------------------------------------------------------------------------------------------------------

Nonaccrual Loans                            $41,534      $26,831
Renegotiated Loans                            1,263        2,920
Past-Due Loans                                7,429       25,269
Potential Problem Loans                       2,013          --
====================================================================================================================================

The nonaccrual loans of $41.5 million and $26.8 million at December 31, 1999, and December 31, 1998, respectively do not include renegotiated loans that also are not accruing interest. At December 31, 1999, nonaccrual loans included $975 thousand of foreign loans, and renegotiated loans included $1.2 million of foreign loans. At December 31, 1998, nonaccrual loans included no foreign loans, while renegotiated loans included $2.8 million of foreign loans. During 1999, $72 thousand was transferred from nonaccrual loans to other real estate owned, while there were no transfers from nonaccrual loans to other real estate owned in 1998.

An analysis of the changes in the reserve for loan losses follows:

                                                                                        1999               1998              1997
------------------------------------------------------------------------------------------------------------------------------------

Balance, January 1                                                                    $ 54,455         $ 52,381          $ 64,486

Provision for Loan Losses                                                                2,500             --             (12,000)

Loans Charged Off                                                                       16,947            4,122             3,244
Less:Recoveries on Charged-Off Loans                                                     1,709            6,102             3,716
------------------------------------------------------------------------------------------------------------------------------------
Net Charge-Offs (Recoveries)                                                            15,238           (1,980)             (472)

Foreign Exchange Translation Adjustments                                                  (262)              94              (577)
====================================================================================================================================

Balance, December 31                                                                  $ 41,455         $ 54,455          $ 52,381
====================================================================================================================================

Foreign exchange translation adjustments in the reserve for loan losses were $(262) thousand and $94 thousand in 1999 and 1998, respectively. These adjustments relate to reserves for the Bank's London branch and RBEL, recorded in British pounds sterling, and are made to account for changes in our reserve for loan losses resulting from fluctuating foreign exchange rates.

Included in our nonaccrual and renegotiated loans are certain impaired loans. Impaired loans totaling $42.0 million at December 31, 1999, were comprised of $40.0 million in domestic loans and $2.0 million in foreign loans. At December 31, 1998, domestic and foreign impaired loan balances were $26.0 million and $2.8 million, respectively. The 1999 average investments in impaired loans were $33.6 million in domestic loans and $1.9 million in foreign loans. For 1998, the average investments for domestic and foreign impaired loans were $9.5 million and $1.1 million, respectively.

All impaired loans had an allocated reserve for loan losses at December 31, 1999 and 1998. The allocated reserves on impaired loans were $9.8 million for 1999 and $14.1 million for 1998.

Consistent with our method for nonaccrual loans, cash payments received on impaired loans are generally applied to principal. The pro forma interest income that would have been earned in 1999 and 1998, if such loans had not been classified as impaired, was $3.1 million and $817 thousand, respectively. In 1999, $186 thousand was included in net interest income for impaired loans, while none was included in 1998.

Our charge-off policy for impaired loans is consistent with our policy for loan charge-offs to the reserve; impaired loans are charged-off when, in our opinion, the impaired loan cannot be fully collected. Collateral-dependent impaired loans are measured at the fair value of the collateral. All other impaired loans are measured based on the present value of expected cash flows.

NOTE 4. TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of banking business, loans are made to officers and directors of our company and its affiliates as well as to their associates. In our opinion, these loans are consistent with sound banking practices and do not involve more than the normal risk of collectibility. At December 31, 1999 and 1998, loans to executive officers and directors of our company and its affiliates, including loans to their associates, totaled $81.5 million and $77.9 million, respectively. During 1999, loan additions were $103.6 million, loan repayments were $110.0 million, and other changes were $10.0 million. Other changes in loans to officers and directors during the year represent changes in the composition of our board of directors.

In addition to the transactions set forth above, our banking subsidiaries had $411 thousand of letters of credit outstanding at December 31, 1999, to related parties. There were no related party loans that were impaired, nonaccrual, past due, restructured or potential problems at December 31, 1999.

In the third quarter of 1999, Perpetual Corporation, a company directly owned by Mr. Allbritton (Chairman of the Board and Chief Executive Officer of our company), and another company indirectly owned by Mr. Allbritton, purchased our company's corporate aircraft for $10.3 million. The aircraft had a book value of $6.5 million, and as a result of the sale, our company recorded a gain on sale of $3.8 million.

Also during 1999, Allbritton Communications Company ("ACC"), a company indirectly owned by Mr. Allbritton, paid the Bank $376 thousand to lease space in an office building owned by the Bank under a lease that has been extended through 2001. ACC paid $383 thousand and $689 thousand in 1998 and 1997, respectively, to lease space from the Bank. In addition, ACC reimbursed us $80 thousand in both 1999 and 1998 for use of an entertainment suite at a sports stadium.

In 1999, Riggs Bank, through advertising agencies, purchased advertising time on WJLA-TV and NewsChannel 8. These companies are indirectly owned by Mr. Allbritton. The payments totaled $227 thousand and $250 thousand for WJLA-TV and NewsChannel 8, respectively.

During 1998 our company paid ACC $1.0 million for a sublicense agreement to obtain an equal share of ACC's interest in an entertainment suite at a separate sports complex. This transaction was at market value based on a recent sale of a similar entertainment suite.

During 1997, we purchased equipment from Wang Federal, Inc. Ronald Cuneo (a member of our Board of Directors in 1997) was President of Wang Federal, Inc. at the time of the purchase. Total expenditures equaled $1.3 million in 1997 and were capitalized.

NOTE 5. OTHER REAL ESTATE OWNED

Other real estate owned at December 31, 1999 and 1998 is summarized as follows:

                                              1999         1998
------------------------------------------------------------------------------------------------------------------------------------

Foreclosed Property - Domestic               $  908       $1,638
Foreclosed Property - Foreign                   --            42
------------------------------------------------------------------------------------------------------------------------------------
Total Foreclosed Property                       908        1,680
Less: Reserve for Other Real
      Estate Owned                              --           --
====================================================================================================================================
Total Other Real Estate Owned                $  908       $1,680
====================================================================================================================================



An analysis of the changes in the reserves for other real estate owned follows:

                                      1999       1998      1997
------------------------------------------------------------------------------------------------------------------------------------

Balance, January 1                     $ --     $  --    $2,154
Additions:
  Provision for Other
   Real Estate Owned Losses              23      1,036    1,437
------------------------------------------------------------------------------------------------------------------------------------

Total Additions                          23      1,036    1,437

Deductions:
Loss on Sales/Selling Expenses           --        --     1,111
Writedowns                               23      1,036    2,478
------------------------------------------------------------------------------------------------------------------------------------
Total Deductions                         23      1,036    3,589

Foreign Exchange Translation
  Adjustments                            --        --        (2)
====================================================================================================================================
Balance, December 31                   $ --     $  --    $   --
====================================================================================================================================

NOTE 6. PREMISES AND EQUIPMENT

Investments in premises and equipment at year-end were as follows:

                                        1999             1998
------------------------------------------------------------------------------------------------------------------------------------

Premises and Land                     $184,172      $ 175,377
Furniture and Equipment                108,113        113,738
Leasehold Improvements                  45,865         45,231
Accumulated Depreciation
  and Amortization                    (135,310)      (131,275)
====================================================================================================================================

Total Premises and
  Equipment, Net                      $202,840      $ 203,071
====================================================================================================================================

Depreciation and amortization expense amounted to $12.1 million in 1999, $11.5 million in 1998 and $11.7 million in 1997.

At December 31, 1999, we are committed to the following future minimum lease payments under non-cancelable operating lease agreements covering equipment and premises. These commitments expire intermittently through 2018 in varying amounts.

                                               OPERATING
                                                LEASES
------------------------------------------------------------------------------------------------------------------------------------

2000                                            $ 7,412
2001                                              6,856
2002                                              5,747
2003                                              4,731
2004                                              3,717
2005 and thereafter                              12,672
====================================================================================================================================

Total Minimum Lease Payments                    $41,135
====================================================================================================================================

Total minimum operating lease payments included in the preceding table have not been reduced by future minimum payments from sublease rental agreements that expire intermittently through 2001. Minimum sublease rental income for 2000 is expected to be approximately $57 thousand. Rental expense for all operating leases (cancelable and non-cancelable), less rental income for leased properties, consisted of the following:

                                    1999       1998       1997
------------------------------------------------------------------------------------------------------------------------------------

Rental Expense                     $8,862     $8,947     $9,037
Rental Income                         (52)       (96)      (102)
====================================================================================================================================

Net Rental Expense                 $8,810     $8,851     $8,935
====================================================================================================================================

In the normal course of business, we also lease space in buildings we own. This rental income amounted to $2.3 million in 1999, $2.3 million in 1998 and $2.0 million in 1997. Minimum lease commitments from buildings owned for 2000 total approximately $2.1 million, compared with $2.2 million in 1999.

During 1999, we recorded a gain on sale of the corporate aircraft of $3.8 million. The aircraft had a book value of $6.5 million and was sold for $10.3 million. A replacement aircraft was acquired in the third quarter of 1999, with final payment made at that time. Initial payments on the new aircraft were made in 1998. Payments on the new aircraft totaled $39.4 million.

In September of 1999, we opened our new International Financial Center in Washington, D.C. This center houses our embassy banking, international correspondent banking, international private banking, letters of credit and international consulting services departments. The center also houses our completely renovated historic Dupont Circle Branch.

NOTE 7. TIME DEPOSITS,  $100 THOUSAND OR MORE

The aggregate amount of time deposits in domestic offices, each with a minimum denomination of $100 thousand, was $717.2 million and $522.7 million at December 31, 1999 and 1998, respectively. The average rate on time deposits of $100 thousand or more in domestic offices for 1999 was 4.36% compared with the average rate of 4.40% paid during 1998. A majority of time deposits in foreign offices were in denominations of $100 thousand or more.

Total  time  deposits  at  December  31,  1999,  had  the  following   scheduled
maturities:

2000                                         $1,498,331
2001                                             33,813
2002                                              9,767
2003                                              6,597
2004                                              4,531
2005 and thereafter                               8,550
------------------------------------------------------------------------------------------------------------------------------------

Total                                        $1,561,589
====================================================================================================================================

NOTE 8. BORROWINGS

Short-Term Borrowings

Short-term borrowings outstanding at year-end and other related information follow:

                                                       FEDERAL FUNDS PURCHASED
                                                      AND REPURCHASE AGREEMENTS                  OTHER SHORT-TERM BORROWINGS
                                                   1999         1998           1997           1999           1998          1997
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                             $424,508     $353,303      $327,579         $407,694     $21,077      $24,929

Average Amount Outstanding 1                      371,891      396,438       266,828          178,017      18,824       17,563
Weighted-Average Rate Paid 1                         4.58%        4.90%         5.09%            4.37%       2.16%        5.10%
Maximum Amount Outstanding at any
  Month-End                                       424,508      547,934       346,086          426,571      27,014       26,522
====================================================================================================================================

1 Average amounts are based on daily balances. Average rates are computed by dividing actual interest expense by average amounts outstanding.

Federal funds purchased consisted of borrowings from other financial institutions that matured overnight. Repurchase agreements are transactions with customers and brokers secured by investment securities. At both December 31, 1999 and 1998, we had one repurchase agreement with a customer that individually exceeded 10% of total shareholders' equity. These repurchase agreements were for $76.9 million and $62.4 million respectively.

Other short-term borrowings were primarily borrowings from the Federal Home Loan Bank of Atlanta at December 31, 1999, and from other financial institutions at December 31, 1998. The balance outstanding to the Federal Home Loan Bank of Atlanta on December 31, 1999, was $400.3 million with an average rate of 4.99%. It has an average maturity of 8.75 years, but is callable in 2000. Other short-term borrowings also includes U.S. Treasury demand notes which consist of Treasury tax and loan funds transferred to interest-bearing demand notes with no fixed maturity, subject to call by the Federal Reserve.

Unused lines of credit totaled approximately $1.38 billion and $1.49 billion at December 31, 1999 and 1998, respectively. Of these totals, $400.3 million and $800.0 million, respectively, were secured by a blanket lien agreement with the Federal Home Loan Bank of Atlanta. At December 31, 1999, another portion was secured by commercial loans totaling $359.6 million.

Long-Term Debt

Long-term debt outstanding at year-end and other related information follow:

                                                                                                          BALANCE OUTSTANDING
                                                                                INTEREST RATE                DECEMBER 31,
                                                                              DECEMBER 31, 1999         1999             1998
------------------------------------------------------------------------------------------------------------------------------------

Parent Corporation:
 Fixed-Rate Subordinated Debentures due 2009                                         9.65%             $66,525          $ 66,525
 Fixed-Rate Subordinated Notes due 2006                                               --                  --             125,000
====================================================================================================================================

Total Long-Term Debt                                                                                   $66,525          $191,525
====================================================================================================================================

Fixed-Rate Subordinated Debentures Due 2009
On June 6, 1989, we issued $100 million of 9.65% Subordinated Debentures due June 15, 2009. In April 1990, $33.5 million was repurchased in the open market, leaving an outstanding balance of $66.5 million. These unsecured subordinated obligations may not be redeemed prior to maturity. These debentures qualify as Tier II capital for regulatory purposes. Expenses relating to the issuance of the debentures are being amortized to maturity on a straight-line basis.

Fixed-Rate Subordinated Notes Due 2006
In July 1999, we completed the redemption of $125.0 million of 8.50% Subordinated Notes due 2006 at the price of 104.25%. They originally had been issued on February 1, 1994, and priced at par. These notes qualified as Tier II capital for regulatory purposes. Expenses relating to the issuance of the notes were being amortized to maturity on a straight-line basis. At the time of the redemption, the remaining issuance costs of $2.5 million were recognized along with a premium of $5.3 million, resulting in a loss of $7.8 million. This loss is included on the Consolidated Statements of Income for 1999 as an extraordinary loss, net of taxes, totaling $5.1 million.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Off-Balance Sheet Risk
In the normal course of business, we enter into various transactions that, in accordance with generally accepted accounting principles, are not included on the Consolidated Statements of Condition. These transactions are referred to as "off-balance sheet" commitments and differ from our balance sheet activities in that they do not give rise to funded assets or liabilities. We enter into derivative transactions to manage our own risks arising from movements in interest and currency rates. We also offer currency products to our customers to meet their financing objectives and to manage their currency rate risk.

Off-balance sheet activities involve varying degrees of credit, interest rate or liquidity risk in excess of amounts recognized on the Consolidated Statements of Condition. We believe that financial derivatives, such as interest rate agreements, can be an important element of prudent balance sheet and interest rate risk management. We seek to minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

Outstanding commitments and contingent liabilities that do not appear in the consolidated financial statements at December 31, 1999 and 1998, are as follows:

                                          1999           1998
------------------------------------------------------------------------------------------------------------------------------------

Commitments to Extend Credit:
  Commercial                            $  701,191    $  821,776

  Real Estate:
    Commercial/Construction                 31,634        46,670
    Mortgage                                29,552        14,595
    Home Equity                            164,842       189,544
------------------------------------------------------------------------------------------------------------------------------------

  Total Real Estate                        226,028       250,809

  Consumer                                 108,425        97,085
====================================================================================================================================

Total Commitments to
  Extend Credit                         $1,035,644    $1,169,670

Letters of Credit:
  Commercial                            $   99,011    $   74,729
  Standby - Performance                      9,209        11,386
  Standby - Financial                       29,402        30,619
====================================================================================================================================

Total Letters of Credit                 $  137,622    $  116,734

Derivative Instruments:
 Foreign Currency Contracts -
   Commitments to Purchase              $  112,226    $  138,727
   Commitments to Sell                     317,837       225,846

 Interest Rate Agreements -
     Swaps                                 126,786       114,696
     Purchased Options                         629           647
====================================================================================================================================

Commitments to Extend Credit
Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments to extend credit normally have fixed expiration dates or termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary, is based upon our credit evaluation of the customer. Of the $1.04 billion of commitments at December 31, 1999, $635.4 million are scheduled to expire in 2000.

Concentration of Credit Risk
We regularly assess the quality of our commercial credit exposures and assign risk ratings to substantially all extensions of credit in our commercial, real estate and international portfolios. We seek to identify, as early as possible, problems that may result from economic downturns or deteriorating conditions in certain markets or with respect to specific credits. Lending officers have the primary responsibility of monitoring credit quality, identifying problem credits and recommending changes in risk ratings. When signs of credit deterioration are detected, credit or other specialists may become involved to minimize our exposure to future credit losses. Our independent loan review function provides an assessment of credit ratings, credit quality and the credit management process. This assessment is achieved through regular reviews of loan documentation, collateral, risk ratings and problem loan classifications.

Credit risk is reduced by maintaining a loan portfolio that is diverse in terms of type of loan, as well as industry and borrower concentration, thus minimizing the adverse impact of any single event or set of occurrences.

Geographically, our domestic loans are concentrated in the Washington, D.C., metropolitan area. Loans originated by our United Kingdom subsidiary represent 76% of foreign loans and are predominantly to borrowers located in the United Kingdom.

At December 31, 1999, approximately $611.1 million or 19% of our loan portfolio consisted of loans secured by real estate, excluding single-family residential loans, of which approximately 68% and 32% were secured by properties located in the Washington, D.C., area and in the United Kingdom, respectively. In addition, we had $908 thousand in other real estate owned at December 31, 1999.

Approximately 48% of our loan portfolio is secured by the primary residence of the borrower. At December 31, 1999, residential mortgage loans were $1.22 billion and home equity loans were $315.5 million.

Letters of Credit
There are two major types of letters of credit: commercial and standby. Commercial letters of credit are normally short-term instruments used to finance a commercial contract for the shipment of goods from seller to buyer. Commercial letters of credit are contingent upon the satisfaction of specified conditions; therefore, they represent a current exposure if the customer defaults on the underlying transaction.

Standby letters of credit can be either financial or performance-based. Financial standby letters of credit obligate us to disburse funds to a third party if our customer fails to repay an outstanding loan or debt instrument. Performance standby letters of credit obligate us to disburse funds if our customer fails to perform some contractual or non-financial obligation. Our policies generally require that all standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Foreign Currency Contracts
Foreign currency contracts include commitments to purchase and sell foreign currencies in the spot and forward markets. We utilize these products to manage our exposure to movements in currency rates and to generate revenue by assisting customers in managing their foreign currency exposure. These products normally include the exchange of currency at an agreed upon rate at some time in the future. Risks associated with these contracts include credit risk and currency risk. Credit risk relates to the ability of the counterparty to meet its obligation under the contract and is limited to the costs of replacing the contract at prevailing rates. Currency risk arises from changes in the market value of the positions.

We enter foreign currency contracts to hedge foreign currency risk. Hedges ensure that we will have a specific currency at a specific rate at the maturity of the contract. Additional contracts are entered to serve customer needs. We have established limits on the aggregate amounts of contracts used for non-hedging purposes, as well as trading gaps, counterparty limits and country limits.

At December 31, 1999, commitments to purchase and sell foreign exchange contracts were $112.2 million and $317.8 million, respectively. At year-end 1999, we had approximately $92.8 million in commitments to sell foreign exchange contracts for the purpose of hedging our Sterling equity investment (RBEL) and French Franc equity investment(Riggs National Bank (Europe) S.A.). We had approximately $109.0 million in commitments to sell foreign exchange contracts for the purpose of hedging intercompany loans between the Bank and our United Kingdom operations. The remaining foreign exchange contracts are related to customer transactions.

Interest-Rate Agreements and Contracts
Financial derivatives, such as interest rate swaps, provide us with the tools to effectively manage the balance sheet and interest rate risk. These financial derivatives are entered into as hedges against fluctuations in the interest rate of specifically identified assets or liabilities.

At December 31, 1999, we had three open interest rate swaps with a total notional amount of $25.0 million. These swaps extend the maturities of certain short-term liabilities at the current funding rates to protect these liabilities against rising interest rates. These agreements were contracted in October and December, 1999, and entail the payment of a blended 6.80% fixed rate and the receipt of a floating rate equal to three-month LIBOR. The swaps reset quarterly and mature in 2004.

At December 31, 1998, we had an open interest rate swap with a notional amount of $25.0 million. This agreement was contracted in January 1996 and effectively converted a portion of the fixed rate real estate mortgage loan portfolio into a floating rate asset. The swap agreement entailed the payment of a 5.36% fixed rate and the receipt of a floating rate equal to three-month LIBOR. The swap reset quarterly and matured in January 1999.

Derivatives are also used by RBEL to manage its interest rate risk. Interest rate swaps are used to convert fixed rate loan assets into floating rate assets. There were 30 different interest rate swap agreements outstanding at December 31, 1999, for RBEL totaling $101.8 million. The RBEL swaps had notional amounts ranging from $1.6 million to $12.3 million, with an average notional amount of $3.4 million. The maturity dates range from March 2000 to October 2004. The swap agreements entail the payment of a fixed rate and the receipt of a floating rate. The fixed rate payments averaged 6.74% and the variable rates received averaged 5.92% at December 31, 1999.

INTEREST-RATE SWAP AGREEMENTS
DECEMBER 31, 1999

                                                                                                                            1999
                                                                                 WEIGHTED-        ACCRUED     ACCRUED        NET
                                                    NOTIONAL   UNREALIZED       AVERAGERATE      INTEREST    INTEREST     INTEREST
                                                     AMOUNT   GAIN (LOSS)1  RECEIVE        PAY  RECEIVABLE    PAYABLE    INC. (EXP)
------------------------------------------------------------------------------------------------------------------------------------


Receive variable/pay fixed                          $ 25,000     $   33       6.19%       6.80%    $  142     $  154       $ (12)
Receive variable/pay fixed -
 Riggs Bank Europe Limited                           101,786      1,361       5.92        6.74      1,458      1,690        (981)

====================================================================================================================================

Total Interest-Rate Swap
 Agreements                                         $126,786     $1,394                            $1,600     $1,844       $(993)
====================================================================================================================================

1 Unrealized gain (loss)obtained from third-party market quotes for replacement of derivative positions.

Our notional amount of interest-rate swap activity for the year ended December 31, 1999, is as follows:


                                                        DECEMBER 31,                                  TERMINATIONS/    DECEMBER 31,
                                                            1998        ADDITIONS     MATURITIES          CALLS            1999
------------------------------------------------------------------------------------------------------------------------------------

Interest-Rate Swaps:
  Receive variable/pay fixed                              $ 25,000       $ 25,000       $ 25,000          $ --            $ 25,000
  Riggs Bank Europe Limited                                 89,696         12,090           --              --             101,786
====================================================================================================================================

Total                                                     $114,696       $ 37,090       $ 25,000          $ --            $126,786
====================================================================================================================================

Other Commitments
During the first quarter of 1998, we renegotiated our contract for the management of operations directly associated with our computer and telecommunications functions. The contract expires in 2003, with payments for the remaining years of the contract of approximately $38.8 million, with $13.5 million of expense in 1999. Total expense under this contract was $11.8 million in 1998 versus $17.7 million under the previous contract in 1997.

Litigation
In the normal course of business, we are involved in various types of litigation. In our opinion, based on our assessment and consultation with outside counsel, litigation that is currently pending against us will not have a material impact on the financial condition or future operations of our company.

NOTE 10. RESERVE BALANCES, FUNDS RESTRICTIONS
         AND CAPITAL REQUIREMENTS

Reserve Balances
The Bank must maintain reserves against deposits and Eurocurrency liabilities in accordance with Regulation D of the Federal Reserve Act (the "Act"). The total average balances maintained with the Federal Reserve amounted to $21.4 million in 1999 and $22.6 million in 1998.

Funds Restrictions
The Act imposes restrictions upon the amount of loans or advances that banks, such as Riggs Bank N.A., may extend to our company and our non-bank subsidiaries ("affiliates"). Loans by any bank to any one affiliate are limited to 10% of the bank's capital stock and surplus. Further, aggregate loans by any one bank to all of its affiliates may not exceed 20% of its capital stock and surplus. In addition, the Act requires that borrowings by affiliates be secured by designated amounts of collateral.

The National Bank Act limits dividends payable by national banks without approval of the OCC to net profits retained in the current and preceding two calendar years, plus additional amounts for dividends in excess of a given year's earnings. The payment of dividends by our company's national bank subsidiaries may also be affected by other factors, such as requirements for the maintenance of adequate capital.

Cash dividends paid by Riggs Bank to Riggs National Corporation in 1999, 1998, and 1997 were $42.0 million, $129.0 million, and $112.0 million respectively. Riggs Bank N.A. had combined net income of $189.7 million for 1999, 1998, and 1997.

Capital Requirements
Our company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on our company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, our company and the Bank must meet specific capital guidelines that involve quantitative measures of our company's and the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our company's and the Bank's capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require our company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1999, that our company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized our company and the Bank must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' categories. Our company's and the Bank's actual capital amounts and ratios also are presented in the table.



(DOLLAR AMOUNTS IN MILLIONS)                                                         MINIMUM                   TO BE WELL
                                                                                  REQUIREMENTS              CAPITALIZED UNDER
                                                                                   FOR CAPITAL              PROMPT CORRECTIVE
                                                        ACTUAL                  ADEQUACY PURPOSES           ACTION PROVISIONS
------------------------------------------------------------------------------------------------------------------------------------

                                                  AMOUNT       RATIO            AMOUNT       RATIO          AMOUNT       RATIO
------------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1999

  Total Capital (to Risk-Weighted Assets):
   Consolidated                                   $827          23.55%           $281         8.0%           $351        10.0%
   Riggs Bank N.A.                                 469          13.86             271         8.0             338        10.0

  Tier I Capital (to Risk-Weighted Assets):
   Consolidated                                    495          14.09             140         4.0             211         6.0
   Riggs Bank N.A.                                 427          12.63             135         4.0             203         6.0

  Tier I Leverage (to Average Assets):
   Consolidated                                    495           8.59             230         4.0             288         5.0
   Riggs Bank N.A.                                 427           7.91             216         4.0             270         5.0

AS OF DECEMBER 31, 1998

  Total Capital (to Risk-Weighted Assets):
   Consolidated                                   $972          27.51%           $283         8.0%           $353        10.0%
   Riggs Bank N.A.                                 457          13.43             272         8.0             340        10.0

  Tier I Capital (to Risk-Weighted Assets):
   Consolidated                                    517          14.63             141         4.0             212         6.0
   Riggs Bank N.A.                                 414          12.17             136         4.0             204         6.0

  Tier I Leverage (to Average Assets):
   Consolidated                                    517           9.33             222         4.0             277         5.0
   Riggs Bank N.A.                                 414           8.26             200         4.0             251         5.0

NOTE 11.  COMMON AND PREFERRED STOCK

Common Stock
We are authorized to issue 50 million shares of Common Stock, par value $2.50 (the "Common Stock"). At December 31, 1999, we had 31,615,495 shares issued and 28,314,697 shares outstanding. On October 14, 1998, the Board of Directors approved a plan authorizing the purchase of up to three million shares of our Common Stock in the open market, subject to market conditions. During 1999, we purchased 2.1 million shares at an average price of $19.85. During 1998, we purchased 275 thousand shares of Common Stock at an average price of $19.79. The shares purchased are recorded as additions to Treasury Stock in 1999 and 1998.

Preferred Stock
On October 21, 1993, we issued four million shares of 10.75% Non-cumulative Perpetual Preferred Stock, Series B ("Series B Preferred"), in transactions exempt from the registration requirements of the Securities Act of 1933. The Series B Preferred shares had a liquidation preference of $25 per share, no preemptive rights, limited public market and were non-voting (subject to certain limited exceptions).

On October 1, 1998, we called for the redemption of all four million shares outstanding of the Series B Preferred Stock. The redemption price was $27.25 per share plus accrued but unpaid dividends. This resulted in a one-time charge of $13.8 million to undivided profits in 1998.

Minority Interest in Preferred Stock of Subsidiaries
On December 13, 1996, Riggs Capital, one of our wholly owned subsidiaries, issued 150 thousand shares of its 8.625% Trust Preferred Securities, Series A. The Trust Preferred Securities, Series A, have a liquidation preference of $1,000 per share and are not redeemable until December 31, 2006, with a final maturity on December 31, 2026. Dividends are payable semi-annually on June 30 and December 31 of each year and are cumulative and deferrable for a period not to exceed five years. Riggs Capital invested all of the proceeds of the sale of the Trust Preferred Securities, Series A, in Junior Subordinated Deferrable Interest Debentures, Series A, issued by our company on December 13, 1996. The Trust Preferred Securities also qualify as Tier I Capital, with certain limitations, and are accounted for as a minority interest (see Note 1, "Summary of Significant Accounting Policies").

On March 12, 1997, Riggs Capital II, one of our wholly owned subsidiaries, issued 200 thousand shares of 8.875% Trust Preferred Securities, Series C, with a liquidation preference of $1,000 per share. Dividends are payable semi-annually on June 30 and December 31 of each year. The Trust Preferred Securities, Series C, cannot be redeemed until March 15, 2007, and have a maturity of March 15, 2027. Riggs Capital II invested all of the proceeds from its common and preferred stock sales in Junior Subordinated Deferrable Interest Debentures, Series C, issued by our company on March 12, 1997, at a rate of 8.875%, with comparable interest payment dates and maturity to the Trust Preferred Securities, Series C. Interest is cumulative and deferrable on the Junior Subordinated Deferrable Interest Debentures for a period not to exceed five years and thus is also cumulative and deferrable for the same periods for the Trust Preferred Securities, Series C. The Trust Preferred Securities qualify as Tier I Capital for regulatory purposes with certain limitations, and are accounted for as a minority interest (see Note 1, "Summary of Significant Accounting Policies").

NOTE 12. DISCLOSURE ABOUT FAIR VALUE OF
         FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each major class of financial instrument for which it is practicable to estimate that value:

Cash and Money Market Assets
For short-term investments that reprice or mature in 90 days or less, the carrying amounts are a reasonable estimate of fair value. Money market assets include federal funds sold, reverse repurchase agreements and time deposits with other banks.

Securities
Fair values are based on quoted market prices or dealer quotes. Quoted market prices were not available for $42.5 million of securities at year-end 1999 and $26.8 million at year-end 1998. These securities were comprised of Federal Reserve and Federal Home Loan Bank-Atlanta stock and we believe that these assets' carrying values approximate their fair value.

Venture Capital Investments
Fair values are based on quoted market prices when available. If a quoted market price is not available, information and techniques that estimate the market price determine fair value. These estimates are based upon various factors and may include fundamental analytical data, a discounted cash flow analysis, comparable company analysis, a multiple of revenues analysis, the nature and duration of restrictions on investments, and the price at which subsequent independent investors purchased interests in investments. For investments in external venture capital funds, the fund generally provides fair values.

Loans
The fair values of loans are estimated by discounting the expected future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For short-term loans, defined as those maturing or repricing in 90 days or less, we believe the carrying amounts are a reasonable estimate of fair value. Criticized loans are predominantly collateral-dependent; therefore, their carrying values, net of related reserves, are a reasonable estimate of fair value.

Deposit Liabilities
The fair values of demand deposit, savings and NOW accounts and money market deposit accounts are the amounts payable on demand at the reporting date. The fair values of investment and negotiable certificates of deposit, and foreign time deposits with a repricing or maturity date extending beyond 90 days, are estimated using discounted cash flows at the rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings
For short-term liabilities, defined as those repricing or maturing in 90 days or less, the carrying amounts are a reasonable estimate of fair value.

Long-Term Debt
For our long-term debt, fair values are based on dealer quotes.

Commitments to Extend Credit and Other
Off-Balance Sheet Financial Instruments
The fair values of loan commitments and letters of credit, both standby and commercial, are assumed to equal their carrying values, which are immaterial. Extensions of credit under these commitments, if exercised, would result in loans priced at market terms.

The fair values of financial derivatives are equal to their replacement values. The replacement value is defined as the amount we would receive or pay to terminate the agreement at the reporting date, taking into account the current market rate of interest and the current creditworthiness of the derivative counterparties.

Foreign Exchange Contracts
The fair values of foreign exchange contracts represent the net asset or liability already recorded by our company, since these contracts are revalued on a daily basis.

Changes in interest rates, assumptions or estimation methodologies may have a material effect on these estimated fair values. As a result, our ability to actually realize these derived values cannot be assured. Reasonable comparability between financial institutions may not be likely because of the wide range of permitted valuation techniques and numerous estimates that must be made, given the absence of active secondary markets for many of the financial instruments. In addition, the estimated fair values exclude non-financial assets, such as premises and equipment, and certain intangibles. Thus, the aggregate fair values presented do not represent the underlying market value or entity value of our company.

Estimated Fair Values of Financial Instruments

The estimated fair values of our financial instruments are as follows:

                                                                     DECEMBER 31, 1999                     DECEMBER 31, 1998
                                                                  CARRYING          FAIR                 CARRYING          FAIR
                                                                   AMOUNT           VALUE                 AMOUNT           VALUE
------------------------------------------------------------------------------------------------------------------------------------

Financial Assets:
Cash and Due from Banks                                         $  149,712       $  149,712           $  155,003       $  155,003
Federal Funds Sold and Reverse Repurchase Agreements               346,000          346,000               75,000           75,000
Time Deposits with Other Banks                                     413,528          413,528              696,181          696,181
Securities Available for Sale                                    1,289,884        1,289,884              970,728          970,728
Venture Capital Investments                                         39,525           39,525                3,093            3,093
Total Net Loans                                                  3,160,526        3,149,899            3,203,680        3,313,479

Financial Liabilities:
Deposits                                                         4,175,333        4,175,878            4,144,848        4,148,140
Short-Term Borrowings                                              832,202          832,202              374,380          374,380
Long-Term Debt                                                      66,525           67,381              191,525          206,176

Off-Balance Sheet Commitments-
 Asset (Liability):
Foreign Exchange Contracts                                             358              358                  502              502
Interest Rate Swaps                                                   (244)           1,150                   70           (3,530)
====================================================================================================================================

NOTE 13.  INCOME TAXES

Deferred income taxes are recorded using enacted tax laws and rates for the years in which taxes are expected to be paid. In addition, deferred tax assets are recognized for tax loss and tax credit carryforwards, to the extent that realization of such assets is more likely than not.

Income, before taxes, minority interest, and extraordinary loss, relating to the operations of domestic offices and foreign offices was as follows:

                               1999          1998         1997
------------------------------------------------------------------------------------------------------------------------------------
Domestic Offices               $76,963      $ 99,651    $89,289
Foreign Offices                  6,859        11,231      3,896
====================================================================================================================================

Total                          $83,822      $110,882    $93,185
====================================================================================================================================

The current and deferred portions of the income tax provision were as follows:

                                1999         1998         1997
------------------------------------------------------------------------------------------------------------------------------------

Current Provision
 (Benefit):
  Federal                     $9,675       $25,299     $17,921
  State                       (2,965)        4,671       1,868
  Foreign                       (222)           64         (79)
------------------------------------------------------------------------------------------------------------------------------------
Total Current
 Provision                     6,488        30,034      19,710

Deferred Provision
 (Benefit):
  Federal                     15,303         1,488       6,801
  State                        2,852          (352)     (1,821)
  Foreign                      2,310        (2,082)       --
------------------------------------------------------------------------------------------------------------------------------------
Total Deferred
 Provision (Benefit)          20,465          (946)      4,980
====================================================================================================================================
Provision for Income
 Tax Expense                 $26,953       $29,088     $24,690
====================================================================================================================================

At December 31, 1999, and 1998, we maintained a valuation allowance of approximately $1.0 million to reduce the net deferred tax asset to $25.6 million and $25.4 million, respectively.

The net deferred tax asset is included in other assets in the Consolidated Statements of Condition. We believe that it is more likely than not that the net deferred tax asset will be realized. The components of income tax liabilities (assets) that result from temporary differences in the recognition of revenue and expenses for income tax and financial reporting purposes at December 31, 1999, and 1998 are detailed in the table below:

Reconciliation of Statutory Tax Rates to Effective
Tax Rates:

                                1999       1998        1997
------------------------------------------------------------------------------------------------------------------------------------

Income Tax Computed at
Federal Statutory Rate of
35% for 1999, 1998
and 1997                       $29,338   $38,809     $32,615

Add (Deduct):
State Tax, Net of
  Federal Tax Benefit              (73)    2,661       2,766
Tax-Exempt Loan
  Interest                      (2,465)   (1,201)       (975)
Amortization of Fair Value
  Adjustments                      123       123         (63)
Amortization of
  Core Deposits                    231       231         231
Reversal of Valuation
  Allowance                         --    (5,869)     (9,316)
Other, Net                        (201)   (5,666)       (568)
------------------------------------------------------------------------------------------------------------------------------------
Provision for Income
  Tax Expense                  $26,953   $29,088     $24,690
====================================================================================================================================
Effective Tax Rate                32.2%     26.2%       26.5%
====================================================================================================================================

Sources of Temporary Differences Resulting in Deferred Tax Liabilities (Assets):

                                          1999            1998
------------------------------------------------------------------------------------------------------------------------------------

Excess Tax Over Book
  Depreciation                        $  1,656        $   (763)
Pension Plan and Post-Retirement         6,520           5,959
Discount Accretion, Net
  of Securities Gains                      371             275
RREIC Payment Deferral                   2,765             --
Accrual to Cash Basis Conversion           572             588
Other, Net                              10,164           2,777
------------------------------------------------------------------------------------------------------------------------------------
Total Deferred Tax Liabilities          22,048           8,836

Allowance for Loan Losses              (16,888)        (22,364)
Other Real Estate Owned                 (1,736)         (1,736)
Other Tax Credit Carryforward           (2,106)         (2,106)
Net Operating Loss Carryforward         (2,408)         (4,296)
Capitalized Costs                       (1,607)           (769)
Unrealized Securities Gains
   and Losses                          (21,265)           (645)
Other, Net                              (2,548)         (3,312)
------------------------------------------------------------------------------------------------------------------------------------
Total Deferred Tax Assets              (48,558)        (35,228)

Valuation Allowance                        884             991
====================================================================================================================================
Net Deferred Tax Asset                $(25,626)       $(25,401)
====================================================================================================================================

NOTE 14. BENEFIT PLANS

Pension Plans

Riggs National Corporation
Under our non-contributory defined benefit pension plan, available to substantially all employees who qualify with respect to age and length of service, benefits are normally based on years of service and the average of the highest base annual salary for a consecutive five-year period prior to retirement.

Our funding policy is to contribute an amount at least equal to the minimum required contribution under the Employee Retirement Income Security Act.

The assets of our pension plan consist of an Immediate Participation Guarantee contract with a life insurance company and funds held in trust by our company. The monies held in trust are invested primarily in fixed-income and equity pooled funds.

Riggs Bank Europe Limited
Prior to October 1, 1998 Riggs Bank Europe Limited operated a defined benefit pension plan. Effective October 1, 1998, future service benefits are being provided on a defined contribution basis. The majority of active members and a number of deferred eligible retirees opted to convert their past service rights to the defined contribution plan elective under the plan. The assets of the plan are held separately from the Bank in trustee-administered funds.

As a result of the settlement of the liabilities for those retirees who elected to convert their past service rights to the new defined contribution plan, we recognized a gain of $3.6 million in 1998. Any unamortized gains, together with any future gains or losses, are being amortized over a period of 12 years. No further pension benefits accrue under the prior plan effective October 1, 1998.

Postretirement Benefits
We and our subsidiaries provide certain health care and life insurance benefits for retired employees. Three benefit plans are provided: medical and hospitalization insurance, dental insurance and life insurance. As of January 1, 1998, we no longer provide life insurance benefits for persons retiring on or after January 1, 1998. Substantially all active employees may become eligible for benefits if they reach normal retirement age or if they retire earlier with at least 10 years service. Similar benefits for active employees are provided through an insurance company and several health maintenance organizations. We recognize the cost of providing those benefits by expensing the annual insurance premiums, which were $4.5 million in 1999, $3.8 million in 1998 and $2.7 million in 1997.

We account for postretirement benefits under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." SFAS No. 106 requires accrual of the expected cost of benefits during the years that the employee renders the necessary service. Adoption of SFAS No. 106 in 1993 resulted in an accumulated transition obligation of $13.0 million, which we elected to recognize over a 20-year period. We incurred $1.7 million in 1999 for postretirement health and life insurance expenses, which included $357 thousand relating to the amortization of the transition obligation. This compares to $1.4 million in health and life insurance expenses for 1998 and $1.6 million for 1997, with transition obligation amortization of $357 thousand and $453 thousand, respectively.

CHANGE IN PENSION BENEFIT OBLIGATION

                                                                     RIGGS NATIONAL CORPORATION           RIGGS BANK EUROPE LIMITED
------------------------------------------------------------------------------------------------------------------------------------
                                                                      1999             1998                 1999            1998
------------------------------------------------------------------------------------------------------------------------------------

Benefit Obligation at Beginning of Year                             $79,668          $76,167               $4,890        $ 13,106
Service Cost (Benefit)                                                  742             (403)                 --              481
Interest Cost                                                         5,282            4,996                  238             748
Actuarial Loss (Gain)                                                 9,208           (2,210)                 --              --
Actuarial (Gain) Loss Due to Discount Rate                          (10,854)           7,317                1,054           3,151
Benefits Paid                                                        (4,282)          (6,199)                 --             (549)
Settlements                                                             --              --                   (517)        (12,161)
Other 1                                                                 --              --                   (137)            114
------------------------------------------------------------------------------------------------------------------------------------
Benefit Obligation at End of Year                                   $79,764          $79,668               $5,528        $  4,890
====================================================================================================================================

1 Represents Foreign Exchange Translation Adjustments





CHANGE IN PLAN ASSETS

                                                                     RIGGS NATIONAL CORPORATION           RIGGS BANK EUROPE LIMITED
------------------------------------------------------------------------------------------------------------------------------------
                                                                      1999             1998                 1999            1998
------------------------------------------------------------------------------------------------------------------------------------

Fair Value of Plan Assets at
  Beginning of Year                                                  $88,184         $88,278               $8,083       $ 17,771
Actual Return on Plan Assets                                             691           6,105                  960          2,994
Settlements                                                              --             --                   (517)       (12,161)
Plan Participants' Contribution                                          --             --                   (484)          (125)
Benefits Paid                                                         (4,282)         (6,199)                 --            (549)
Other 1                                                                  --             --                   (226)           153
------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Plan Assets at End of Year                             $84,593         $88,184               $7,816       $  8,083
------------------------------------------------------------------------------------------------------------------------------------

Funded Status                                                        $ 4,829         $ 8,516               $2,288       $  3,193
Unrecognized Net Actuarial Loss (Gain)                                15,245          10,159                 (545)        (1,275)
Unrecognized Net Transition Asset                                        --             --                    --            (149)
Unrecognized Prior Service Cost                                         (606)           (718)                 --             --
------------------------------------------------------------------------------------------------------------------------------------
Prepaid Pension Cost                                                 $19,468         $17,957               $1,743       $  1,769
====================================================================================================================================

1 Represents Foreign Exchange Translation Adjustments

WEIGHTED-AVERAGE ASSUMPTIONS
AS OF DECEMBER 31,

                                                                   RIGGS NATIONAL CORPORATION             RIGGS BANK EUROPE LIMITED
------------------------------------------------------------------------------------------------------------------------------------
                                                                     1999            1998                  1999             1998
------------------------------------------------------------------------------------------------------------------------------------

Discount Rate                                                          8.00%           6.75%                 5.75%           5.00%
Expected Return on Plan Assets                                         8.00            9.00                  5.75            5.00
Rate of Compensation Increase                                          4.00            4.00                    N/A             N/A

COMPONENTS OF NET PERIODIC PENSION COST
                                                                      1999            1998                  1999            1998
------------------------------------------------------------------------------------------------------------------------------------

Service Cost (Benefit)                                             $    742        $  (403)                $ 484          $   606
Interest Cost                                                         5,282          4,996                   238              748
Expected Return on Plan Assets                                       (7,711)        (7,720)                 (393)            (941)
Amortization of Transition Amount                                       --             --                   (142)            (220)
Amortization of Prior Service Cost                                     (112)          (112)                  --               --
Recognized Net Actuarial Loss (Gain)                                    289            --                   (103)            (173)
Settlements                                                             --             --                   (107)          (3,609)
Other 1                                                                 --             --                      4              119
------------------------------------------------------------------------------------------------------------------------------------
Net Periodic (Benefit) Cost                                        $ (1,510)       $(3,239)                $ (19)         $(3,470)
====================================================================================================================================

1 Represents Foreign Exchange Translation Adjustments

The funded status of the postretirement projected benefit obligation is as follows:

                                     RIGGS NATIONAL CORPORATION
------------------------------------------------------------------------------------------------------------------------------------
                                     1999              1998
------------------------------------------------------------------------------------------------------------------------------------

Benefit Obligation at Beginning
  of Year                          $15,943          $14,463
Service Cost                           624              434
Interest Cost                          847              903
Actuarial (Gain) Loss               (2,889)             --
Actuarial (Gain) Loss due
  to Discount Rate                  (2,597)           2,562
Benefits Paid                       (1,000)            (972)
Plan Amendments                        --            (1,447)
------------------------------------------------------------------------------------------------------------------------------------
Benefit Obligation at
  End of Year                     $ 10,928          $15,943
------------------------------------------------------------------------------------------------------------------------------------

Unrecognized Net Actuarial Loss   $   (485)         $(4,883)
Unrecognized Prior Service Cost        696            1,043
Unrecognized Transition
  Obligation                        (4,638)          (4,994)
------------------------------------------------------------------------------------------------------------------------------------
Accrued Postretirement
  Benefit Cost                    $  6,501          $ 7,109
====================================================================================================================================

The net periodic costs for postretirement health and life insurance benefits are as follows:

                                     RIGGS NATIONAL CORPORATION
------------------------------------------------------------------------------------------------------------------------------------
                                     1999               1998
------------------------------------------------------------------------------------------------------------------------------------

Service Cost                        $  624           $  434
Interest Cost                          847              903
Amortization of Transition
  Amount                               357              357
Amortization of Prior Service
  Costs                               (348)            (348)
Recognized Net Actuarial Loss          185              100
------------------------------------------------------------------------------------------------------------------------------------
Net Periodic Benefit Cost           $1,665           $1,446
====================================================================================================================================

The assumed health care cost trend rate averaged 8.00% for 1999, gradually decreasing to 6.00% by the year 2003 and remaining constant thereafter. An average rate of 8.00% was used in 1998. A discount rate of 8.00% was used at December 31, 1999 and a rate of 6.75% was used at December 31, 1998 to determine the projected postretirement benefit obligation. Increasing the assumed health care cost trend rate by one percentage point would increase the net periodic postretirement benefit cost for 1999 by $223 thousand and increase the accumulated postretirement benefit obligation at December 31, 1999, by $1.4 million. Decreasing the assumed health care cost trend rate by one percentage point would decrease the net periodic postretirement benefit cost for 1999 by $179 thousand and decrease the accumulated postretirement benefit obligation at December 31, 1999, by $1.2 million.

Stock Option Plans
The Board of Directors and shareholders of our company approved stock option plans in 1993, 1994, and 1996 under which options to purchase shares of common stock of our company may be granted to key employees. The exercise price cannot be less than the fair market value of the common stock at the date of grant. For options under these plans, the vesting periods have ranged from zero to three years. The total number of shares of common stock reserved for issuance upon exercise of options granted is 1,250,000, 1,250,000 and 9,000,000 for the 1993, 1994 and 1996 Plans, respectively. Unless previously terminated by the Board of Directors, the 1993, 1994 and 1996 Plans will terminate on March 10, 2003, February 9, 2004 and March 26, 2006, respectively.



A summary of the stock option activity under the 1993, 1994 and 1996 Plans follows:

                                                     WEIGHTED-
                                        STOCK        AVERAGE
                                       OPTIONS    EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------

Outstanding at December 31, 1996     2,650,250        $11.22
Granted                                771,000         20.29
Exercised                              188,442          9.60
Terminated                              10,000         17.43
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997     3,222,808        $13.46
Granted                              1,708,000         30.00
Exercised                               48,559         10.58
Terminated                              23,949         18.70
====================================================================================================================================
Outstanding at December 31, 1998     4,858,300        $19.28
Granted                              1,595,750         19.50
Exercised                               60,150         11.04
Terminated                             179,082         23.66
====================================================================================================================================
Outstanding at December 31, 1999     6,214,818        $19.29
====================================================================================================================================

Members of the Board of Directors of our company are eligible to participate in the 1997 Non-employee Directors Stock Option Plan ("the 1997 Plan"). Under the 1997 Plan, options to purchase up to 600,000 shares of common stock may be granted to non-employee directors of our company or a subsidiary. The exercise price cannot be less than the fair market value of the common stock at the date of grant, with vesting occurring at the date of grant. Unless previously terminated by the Board of Directors, the 1997 Plan will terminate on July 8, 2007.

A summary of the stock option activity under the 1997 Plan follows:


                                                    WEIGHTED-
                                        STOCK        AVERAGE
                                       OPTIONS   EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997       307,500        $20.50
Granted                                  2,500         21.00
Exercised                               45,000         20.50
Terminated                                --            --
====================================================================================================================================
Outstanding at December 31, 1998       265,000        $20.50
Granted                                 57,500         17.56
Exercised                                 --            --
Terminated                                --            --
====================================================================================================================================
Outstanding at December 31, 1999       322,500        $19.98
====================================================================================================================================

We account for our stock option plans under Accounting Principles Board Opinion No. 25, and are providing the fair value-based disclosures required on a proforma basis (see Note 1, Summary of Significant Accounting Policies). Accordingly, the stated net income and earnings per share in the Consolidated Statements of Income, in addition to the proforma net income and earnings per share reflecting the compensation costs for stock options granted in 1999, 1998 and 1997, are disclosed in the following table:

                               1999         1998        1997
------------------------------------------------------------------------------------------------------------------------------------

Net Income:
  As Reported                  $31,594    $61,847     $50,879
  Proforma                      23,285     48,182      42,039
Earnings Per Share:
  As Reported - Basic          $  1.11    $  1.25     $  1.32
              - Diluted           1.09       1.21        1.27

  Proforma      - Basic        $  0.82    $   .80     $  1.03
                - Diluted         0.80        .78        0.99
Weighted-Average Fair
  Value of Options
  Granted                      $  8.65    $ 15.68     $ 10.24
Weighted-Average
  Assumptions:
  Expected Lives (Years)          9.94       9.99        9.87
  Risk-Free Interest Rate         6.48%      4.72%       5.80%
  Expected Volatility            29.30%     37.28%      35.43%
  Expected Dividends
    (Annual Per Share)         $  0.20    $  0.20     $  0.20
====================================================================================================================================

We did not record any compensation costs in 1999, 1998 or 1997 relating to our stock option plans. In addition, no significant modifications to the plans were made during the periods. The fair values of the stock options outstanding are used to determine the proforma impact of the options to compensation expense. Net income and earnings per share were based on the Black-Scholes option pricing model for each grant made, using the key assumptions detailed above.

At December 31, 1999, additional weighted-average details for all stock options outstanding follow:

                                                                                                           VESTED OPTIONS
------------------------------------------------------------------------------------------------------------------------------------
     RANGE OF                            STOCK OPTIONS     WEIGHTED-AVERAGE                       STOCK OPTIONS
     EXERCISE                             OUTSTANDING    REMAINING CONTRACTUAL WEIGHTED-AVERAGE    OUTSTANDING      WEIGHTED-AVERAGE
       PRICE                         AT DECEMBER 31, 1999    LIFE (YEARS)      EXERCISE PRICE   AT DECEMBER 31, 1999  EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------

$ 9.00 to $12.15                          1,337,550               5.1              $10.61           1,337,550            $10.61
$12.16 to $18.22                          1,064,600               6.7               12.66           1,064,600             12.66
$18.23 to $21.26                          2,501,833               8.6               19.83           1,910,341             19.93
$21.27 to $27.33                             70,000               8.3               24.94              53,334             25.46
$27.34 to $30.38                          1,563,335               8.2               30.22           1,299,725             30.31
====================================================================================================================================

Total                                     6,537,318               7.5              $19.32           5,665,550            $18.80
====================================================================================================================================

Other Benefit Plans
We have a Supplemental Executive Retirement Plan to provide supplemental retirement income and preretirement death benefits to certain key employees. The amount of benefits is based on the participant's corporate title, functional responsibility and service as a member of the Board of Directors. Upon the later of a participant's termination of employment or attainment of age 62, the participant will receive the vested portion of the supplemental retirement benefit, payable for the life of the participant, but for no more than 15 years. At December 31, 1999, we had a $3.6 million pension benefit obligation for this supplemental plan, compared with $3.3 million at year-end 1998. Accrued pension costs were $2.4 million at year-end 1999 and $2.0 million at year-end 1998. This supplemental plan has no assets and incurred $433 thousand in net periodic costs in 1999, compared with $413 thousand and $369 thousand for 1998 and 1997, respectively.

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code, that is available to substantially all employees (the "401(k) Plan"). The Board of Directors also approved a matching program for the 401(k) Plan in 1996, equating to 100% of the first one-hundred dollars contributed and 50% on the balance of contributions made thereafter, up to 6% of the employee's eligible earnings. The Board of Directors also approved a discretionary profit sharing contribution into the 401(k) Plan of up to 2% of the employee's eligible earnings in 1998 and 1997, based on our financial performance during those years. There was no 401(k) Plan profit sharing contribution made in 1999. Expenses relating to both of these programs totaled $2.1 million and $1.8 million for 1998 and 1997, respectively.

We have a deferred compensation plan to allow non-employee directors to defer directors' fees. Under the plan, non-employee directors may elect to defer fees and have the deferred amounts treated as having been invested in cash, shares of our Common Stock, or a combination of cash and stock.

NOTE 15.  FOREIGN ACTIVITIES

Foreign activities are those conducted with customers domiciled outside the United States, regardless of the location of the banking office. Foreign business activity is integrated within our company. As a result, it is not possible to definitively classify the business of most operating activities as entirely domestic or foreign. The Foreign Consolidated Statements of Condition shown below reflect the portion of our company's Consolidated Statements of Condition derived from transactions with customers who are domiciled outside the United States.

FOREIGN CONSOLIDATED STATEMENTS OF CONDITION DECEMBER 31,

                                                                                        1999              1998              1997
------------------------------------------------------------------------------------------------------------------------------------

Assets
Deposits with Banks in Foreign Countries:
  Interest-Bearing                                                                   $  350,978       $   555,081       $   173,963
  Other                                                                                   9,343             8,538             6,633
------------------------------------------------------------------------------------------------------------------------------------

Total Deposits with Banks in Foreign Countries                                          360,321           563,619           180,596

Loans to Foreign Customers:
  Governments and Official Institutions                                                  67,554            74,676            50,606
  Banks and Financial Institutions                                                        2,730             9,451             8,506
  Commercial and Industrial and Commercial Property                                     388,182           390,217           291,077
  Other                                                                                  51,607            42,353            36,911
------------------------------------------------------------------------------------------------------------------------------------

Total Loans, Net of Unearned Discount                                                   510,073           516,697           387,100
Less:  Reserve for Loan Losses                                                            8,732            10,617            15,219
------------------------------------------------------------------------------------------------------------------------------------

Total Net Loans                                                                         501,341           506,080           371,881
Pool Funds Provided, Net 1                                                              257,794           274,625           831,292
Other Assets                                                                             49,813            50,568            44,334
====================================================================================================================================

Total Assets                                                                         $1,169,269       $ 1,394,892      $  1,428,103
====================================================================================================================================

Liabilities
Foreign Deposits:
  Banks in Foreign Countries                                                         $   84,383       $   218,183      $    164,160
  Governments and Official Institutions                                                 291,957           272,573           254,215
  Other                                                                                 499,380           615,746           723,768
------------------------------------------------------------------------------------------------------------------------------------

Total Deposits 2                                                                        875,720         1,106,502         1,142,143
Short-Term Borrowings                                                                   152,627           141,876           161,805
Other Liabilities                                                                       140,922           146,514           124,155
====================================================================================================================================

Total Liabilities                                                                    $1,169,269       $ 1,394,892      $  1,428,103
====================================================================================================================================

Supplemental Data on Foreign Deposits
Demand                                                                               $  122,855       $   125,695      $    149,287
Savings, NOW and Money Market                                                           228,910           243,511           468,821
Time 3                                                                                  523,955           737,296           524,035
====================================================================================================================================

Total Foreign Deposits                                                               $  875,720       $ 1,106,502      $  1,142,143
====================================================================================================================================

1 Pool Funds Provided, Net are amounts contributed by foreign activities to fund domestic activities.

2 Foreign deposits in domestic offices totaled $455.2 million, $494.4 million and $656.9 million at December 31, 1999, 1998 and 1997, respectively.

3 A majority of time deposits are in amounts of $100 thousand or more.

The table below reflects changes in the reserve for loan losses on loans to customers domiciled outside the United States. Allocations of the provision for loan losses are based upon actual charge-off experience and additional amounts deemed necessary in relation to risks inherent in the foreign loan portfolio.

The table below reflects foreign assets by geographical location for the last three years and selected categories of the Consolidated Statements of Income. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank's home country are considered as loans to, or deposits with, the foreign bank. To measure profitability of foreign activity, we have established a funds pricing system for units that are users or providers of funds. Noninterest income and expense allocations are based on earning assets identified in each geographical area.

FOREIGN RESERVE FOR LOAN LOSSES

                                   1999       1998        1997
------------------------------------------------------------------------------------------------------------------------------------

Balance, January 1               $10,617    $15,219    $15,218

Provision for Loan Losses           (179)    (4,776)       221

Loans Charged Off                  1,970        937        593
Less: Recoveries on
  Charged-Off Loans                  526      1,016        666
------------------------------------------------------------------------------------------------------------------------------------

Net Charge-Offs (Recoveries)       1,444        (79)       (73)

Foreign Exchange
  Translation Adjustments           (262)        95       (293)
====================================================================================================================================

Balance, December 31             $ 8,732    $10,617    $15,219
====================================================================================================================================

GEOGRAPHICAL PERFORMANCE

                                                                                                         INCOME BEFORE
                                                                                                        TAXES, MINORITY
                                                                   TOTAL ASSETS    TOTAL      TOTAL      INTEREST, AND       NET
                                                                   DECEMBER 31,   REVENUE   EXPENSES  EXTRAORDINARY LOSS   INCOME
------------------------------------------------------------------------------------------------------------------------------------
Middle East and Africa                                   1999      $   93,439    $ 8,162     $ 7,454         $   708      $   480
                                                         1998          73,417      5,102       4,227             875          645
                                                         1997          45,895      6,188       5,276             912          670
------------------------------------------------------------------------------------------------------------------------------------
Europe                                                   1999      $  585,168    $45,300     $41,367         $ 3,933      $ 2,666
                                                         1998         643,835     51,766      42,890           8,876        6,548
                                                         1997         454,233     65,880      56,181           9,699        7,129
------------------------------------------------------------------------------------------------------------------------------------
Asia/Pacific                                             1999      $    9,602    $   643     $   588         $    55      $    37
                                                         1998           8,435      1,491       1,235             256          189
                                                         1997           7,129      1,056         900             156          115
------------------------------------------------------------------------------------------------------------------------------------
South and Central America                                1999      $   23,623    $ 2,552     $ 2,331         $   221      $   150
                                                         1998          58,462      5,340       4,423             917          676
                                                         1997          48,285      6,575       5,607             968          711
------------------------------------------------------------------------------------------------------------------------------------
Caribbean                                                1999      $  198,584    $24,853     $22,694         $ 2,159      $ 1,464
                                                         1998         332,362     28,746      23,816           4,930        3,637
                                                         1997          32,369      1,496       1,276             220          162
------------------------------------------------------------------------------------------------------------------------------------
Other                                                    1999      $    1,059    $   141     $   128         $    13      $     9
                                                         1998           3,756        461         381              80           59
                                                         1997           8,900      2,686       2,290             396          291
====================================================================================================================================
Total Foreign 1                                          1999      $  911,475    $81,651     $74,562         $ 7,089      $ 4,806
                                                         1998       1,120,267     92,906      76,972          15,934       11,754
                                                         1997         596,811     83,881      71,530          12,351        9,078
------------------------------------------------------------------------------------------------------------------------------------
Percentage of Foreign                                    1999              16%        19%         21%              8%          15%
  to Consolidated                                        1998              20         20          22              14           19
                                                         1997              10         20          22              13           18
====================================================================================================================================

1 Foreign assets at December 31, 1999, 1998 and 1997, exclude net pool funds contributed by foreign activities to fund domestic activities.

NOTE 16.  PARENT CORPORATION FINANCIAL STATEMENTS

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

                                                                                       1999               1998              1997
------------------------------------------------------------------------------------------------------------------------------------
Revenues
Earnings from Subsidiaries 1                                                          $54,643          $ 74,878          $ 63,819
Interest on Time Deposit Placements                                                    14,894            23,911              --
Interest on Reverse Repurchase Agreements                                                 140             2,685            26,187
Interest and Dividends on Securities Available for Sale                                 3,884             3,772              --
Other Operating Income                                                                  2,171             1,598             1,065
------------------------------------------------------------------------------------------------------------------------------------

Total Revenues                                                                         75,732           106,844            91,071

Operating Expenses
Interest Expense                                                                       44,227            49,108            45,411
Other Operating Expenses                                                                4,113             2,594             1,334
------------------------------------------------------------------------------------------------------------------------------------

Total Operating Expenses                                                               48,340            51,702            46,745

Income before Taxes                                                                    27,392            55,142            44,326
Applicable Income Tax Benefit 2                                                        (9,263)           (6,705)           (6,553)
------------------------------------------------------------------------------------------------------------------------------------

Income before Extraordinary Item                                                       36,655            61,847            50,879

Extraordinary Loss, Net of Taxes                                                       (5,061)              --                --
====================================================================================================================================

Net Income                                                                            $31,594          $ 61,847          $ 50,879
====================================================================================================================================

1 For the purpose of parent  company  only  financial  activity, "Earnings  from
Subsidiaries"   are  included  in  the  revenues  of  the  parent   corporation.

2 Applicable income taxes are provided for based on parent corporation income only, and do not reflect the tax expense or benefit of the subsidiaries' operations.



STATEMENTS OF CONDITION
DECEMBER 31,

                                                                                                          1999              1998
------------------------------------------------------------------------------------------------------------------------------------

Assets
Cash                                                                                                    $  1,190         $    231
Time Deposits with Other Banks                                                                           181,000          469,000
Intercompany Reverse Repurchase Agreements                                                                 3,350            7,700
Securities Available for Sale (at Market Value)                                                           98,640            4,671
Investment in Subsidiaries                                                                               450,881          439,113
Other Assets                                                                                              31,080           29,909
====================================================================================================================================

Total Assets                                                                                            $766,141         $950,624
====================================================================================================================================

Liabilities
Other Liabilities                                                                                       $  1,095         $  5,563
Long-Term Debt:
  Subordinated Debentures due 2009                                                                        66,525           66,525
  Subordinated Notes due 2006                                                                               --            125,000
  Junior Subordinated Deferrable Interest Debentures, Series A, due 2026                                 154,640          154,640
  Junior Subordinated Deferrable Interest Debentures, Series C, due 2027                                 206,168          206,168
------------------------------------------------------------------------------------------------------------------------------------

Total Long-Term Debt                                                                                     427,333          552,333
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                        428,428          557,896
------------------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity                                                                                     337,713          392,728
====================================================================================================================================

Total                                                                                                   $766,141         $950,624
====================================================================================================================================

PARENT CORPORATION FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

                                                                                      1999               1998               1997
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities:
Net Income                                                                         $  31,594          $  61,847           $ 50,879
Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
  Increase in Other Assets, excluding Premises & Equipment                            (2,988)            (8,549)            (5,512)
  Decrease in Other Liabilities                                                       (4,468)              (122)            (1,419)
  (Undistributed) Overdistributed Earnings of Subsidiaries                           (12,643)            54,122                --
  Extraordinary Losses on Redemption of Long-Term Debt                                 7,786                --                 --
------------------------------------------------------------------------------------------------------------------------------------
   Total Adjustments                                                                 (12,313)            45,451             (6,931)
------------------------------------------------------------------------------------------------------------------------------------

Net Cash Provided by Operating Activities                                             19,281            107,298             43,948
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Purchase of Securities Available for Sale                                          (99,969)              (133)            (4,000)
  Proceeds from Sales of Securities Available for Sale                                 4,132                --                 --
  Dividends from Subsidiaries in Excess of Earnings                                     --                  --              48,181
  Net Decrease (Increase) in Premises                                                     (3)               --               4,457
  Net Increase in Investment in Subsidiaries                                         (37,453)               --              (6,168)
------------------------------------------------------------------------------------------------------------------------------------
Net Cash (Used in) Provided by Investing Activities                                 (133,293)              (133)            42,470
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
  Net Proceeds from the Issuance of Long-Term Debt
   and Trust Preferred Securities                                                       --                  --             206,168
  Repayments of Long-Term Debt                                                      (130,312)               --                 --
  Net Proceeds from Issuance of Common Stock                                             830              1,834              2,571
  Dividend Payments - Preferred Shares                                                  --               (9,854)           (10,750)
                    - Common Shares                                                   (5,706)            (6,123)            (6,079)
  Redemption of Preferred Stock                                                         --             (109,000)               --
  Repurchase of Common Stock                                                         (42,191)            (5,443)               --
------------------------------------------------------------------------------------------------------------------------------------

Net Cash (Used in) Provided by Financing Activities                                 (177,379)          (128,586)           191,910
------------------------------------------------------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash and Cash Equivalents                                (291,391)           (21,421)           278,328

Cash and Cash Equivalents at Beginning of  Year                                      476,931            498,352            220,024
====================================================================================================================================

Cash and Cash Equivalents at End of  Year                                          $(185,540)         $ 476,931           $498,352

Supplemental Disclosures:
  Interest Paid                                                                    $  48,602          $  48,815           $ 46,334
  Income Tax Refunds                                                                    (662)               --              (4,842)
====================================================================================================================================

NOTE 17. SEGMENT PROFITABILITY

DECEMBER 31, 1999


                                                     INTERNATIONAL  RIGGS &                                          RIGGS NATIONAL
(IN THOUSANDS)                              BANKING     BANKING    COMPANY     TREASURY        OTHER   RECONCILIATION  CORPORATION
------------------------------------------------------------------------------------------------------------------------------------

Net Interest Income
Interest Income                           $  188,632   $ 54,723   $ 11,164    $  108,681    $   50,546
Interest Expense                              57,035     63,276     16,023        36,197        51,031
Funds Transfer Income (Expense)               (8,175)    38,270     17,527       (57,102)        9,480
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income,
  Tax-Equivalent                             123,422     29,717     12,668        15,382         8,995
Provision for Loan Losses                     (2,500)      --         --             --           --
Tax-Equivalent Adjustment                     (2,814)      --         --            (430)         --
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                       $  118,108   $ 29,717   $ 12,668    $   14,952    $    8,995  $    --         $  184,440
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Income
Noninterest Income - External
  Customers                               $   39,595   $  3,007   $ 54,028    $    2,699    $    7,297
Intersegment Noninterest Income                2,566      4,178        482             2         3,184
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income                  $   42,161   $  7,185   $ 54,510    $    2,701    $   10,481  $   (10,412)    $  106,626
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Expense
Depreciation and Amortization             $    7,433   $    704   $    920    $       14    $    7,638
Direct Expense                                59,548     22,025     35,097         3,313        80,964
Overhead and Support                          59,374     11,113     13,347         1,747       (85,581)
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense                 $  126,355   $ 33,842   $ 49,364    $    5,074    $    3,021  $   (10,412)    $  207,244
------------------------------------------------------------------------------------------------------------------------------------

Income Before Taxes,
  Minority Interest, and
  Extraordinary Loss                      $   33,914   $  3,060   $ 17,814    $   12,579    $   16,455  $    --         $   83,822
====================================================================================================================================
====================================================================================================================================
Total Average Assets                      $2,763,725   $836,759   $204,796    $1,944,381    $1,078,466  $(1,245,534)    $5,582,593
====================================================================================================================================

Our reportable segments are strategic business units that provide diverse products and services within the financial services industry. We have five reportable segments: Banking, International Banking, Riggs & Company, Treasury and Other. The Banking segment provides traditional banking services such as lending and deposit taking to retail, corporate and commercial customers. The International Banking segment includes our Washington, D.C. based embassy-banking business and the London-based banking subsidiary, RBEL. The Riggs & Company segment is a division providing trust and investment management services to a broad customer base. The Treasury segment is responsible for asset and liability management throughout our company. "Other" consists of our unallocated parent company income and expense, net interest income from unallocated equity and foreclosed real estate activities.

We evaluate segment performance based on income before taxes, minority interest, and extraordinary loss. The accounting policies of the segments are substantially the same as those described in Note 1, Summary of Significant Accounting Policies. We account for intercompany transactions as if the transactions were to third parties under market conditions. Overhead and support expenses are allocated to each operating segment based on number of employees, service usage and other factors relevant to the expense incurred. Geographic financial information is provided in Note 15, Foreign Activities.

Reconciliations are provided from the segment totals to our consolidated financial statements. The reconciliations of noninterest income and noninterest expense offset as these items result from intercompany transactions. The reconciliation of net income before taxes and minority interest includes a $12.0 million addition in 1997 from the Corporation reducing the reserve for loan losses. For years in which we have either no provision for loan losses or a reduction to the reserve for loan losses, an allocation of loan loss is not provided to the segments. The reconciliation of total average assets represents the elimination of intercompany transactions.

DECEMBER 31, 1998

                                                      INTERNATIONAL  RIGGS &                                          RIGGS NATIONAL
(IN THOUSANDS)                              BANKING      BANKING     COMPANY    TREASURY       OTHER   RECONCILIATION  CORPORATION
------------------------------------------------------------------------------------------------------------------------------------

Net Interest Income:
Interest Income                           $  192,335    $ 53,195   $ 12,750   $  106,536    $   61,871
Interest Expense                              72,381      66,004     14,724       31,653        48,584
Funds Transfer Income (Expense)               15,382      41,734     14,309      (77,814)        6,389
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Loss),
  Tax-Equivalent                             135,336      28,925     12,335       (2,931)       19,676
Tax-Equivalent Adjustment                     (1,209)       --         --         (1,780)         --
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Loss)                $  134,127    $ 28,925   $ 12,335   $   (4,711)   $   19,676   $      --      $  190,352
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Income:
Noninterest Income - External
  Customers                               $   39,442    $  7,116   $ 48,386   $   17,586    $    1,752
Intersegment Noninterest Income                 --         4,426        442            2         1,766
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income                  $   39,442    $ 11,542   $ 48,828   $   17,588    $    3,518   $    (6,636)   $  114,282
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Expense:
Depreciation and Amortization             $    7,006    $    624   $  1,614   $       14    $    6,921
Direct Expense                                55,217      20,671     29,215        1,483        77,623
Overhead and Support                          63,850       9,387     10,309        1,434       (84,980)
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense                 $  126,073    $ 30,682   $ 41,138   $    2,931    $     (436)  $    (6,636)   $  193,752
------------------------------------------------------------------------------------------------------------------------------------

Income Before Taxes
  and Minority Interest                   $   47,496    $  9,785   $ 20,025   $    9,946    $   23,630   $       --     $  110,882
====================================================================================================================================
====================================================================================================================================
Total Average Assets                      $2,656,497    $723,158   $204,269   $1,850,848    $1,184,302   $(1,052,363)   $5,566,711
====================================================================================================================================

DECEMBER 31, 1997

                                                      INTERNATIONAL  RIGGS &                                          RIGGS NATIONAL
(IN THOUSANDS)                              BANKING      BANKING     COMPANY    TREASURY       OTHER   RECONCILIATION  CORPORATION
------------------------------------------------------------------------------------------------------------------------------------

Net Interest Income:
Interest Income                           $  174,564   $ 37,085   $ 12,062    $  140,397    $   54,239
Interest Expense                              72,304     57,507     12,500        47,458        45,437
Funds Transfer Income (Expense)               23,754     47,447     11,798       (93,822)       10,822
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Loss),
  Tax-Equivalent                             126,014     27,025     11,360          (883)       19,624
Tax-Equivalent Adjustment                     (1,121)      --         --          (2,728)         --
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Loss)                $  124,893   $ 27,025   $ 11,360    $   (3,611)   $   19,624  $       --      $  179,291
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Income:
Noninterest Income - External
  Customers                               $   38,952   $  3,891   $ 39,921    $    4,857    $      303
Intersegment Noninterest Income                  --       3,491      3,753             6         1,486
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income                  $   38,952   $  7,382   $ 43,674    $    4,863    $    1,789  $    (8,736)    $   87,924
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Expense:
Depreciation and Amortization             $    7,104   $    524   $  1,254    $       18    $    7,214
Direct Expense                                54,332     18,491     29,145         1,729        74,955
Overhead and Support                          63,006      9,120     11,199         1,024       (84,349)
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense                 $  124,442   $ 28,135   $ 41,598    $    2,771    $   (2,180) $    (8,736)    $  186,030
------------------------------------------------------------------------------------------------------------------------------------

Income (Loss) Before Taxes
  and Minority Interest                   $   39,403   $  6,272   $ 13,436    $    (1,519)  $   23,593  $    12,000     $   93,185
====================================================================================================================================
====================================================================================================================================
Total Average Assets                      $2,393,464   $525,684   $192,653    $2,418,662    $1,057,786  $(1,336,135)    $5,252,114
====================================================================================================================================

NOTE 18. COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (LOSS)

                                                                                  BEFORE              TAX
                                                                                   TAX             (EXPENSE)       NET OF TAX
                                                                                  AMOUNT            BENEFIT           AMOUNT
------------------------------------------------------------------------------------------------------------------------------------

Twelve Months Ended December 31, 1999:
Foreign Currency Translation Adjustments                                        $ (1,920)         $    672           $ (1,248)
Unrealized Gain (Loss) on Securities:
  Unrealized Holding Gain (Loss) Arising During Period                           (57,760)           20,216            (37,544)
  Less: Reclassification Adjustment for (Gains)
    Losses Included in Net Income                                                 (1,154)              404               (750)
------------------------------------------------------------------------------------------------------------------------------------

Net Unrealized Gain (Loss)                                                       (58,914)           20,620            (38,294)
------------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income                                                      $(60,834)         $ 21,292           $(39,542)
====================================================================================================================================

Twelve Months Ended December 31, 1998:
Foreign Currency Translation Adjustments                                        $   (734)         $    257           $   (477)
Unrealized Gain (Loss) on Securities:
  Unrealized Holding Gain (Loss) Arising During Period                            10,042            (3,515)             6,527
  Less: Reclassification Adjustment for (Gains)
    Losses Included in Net Income                                                (15,023)            5,258             (9,765)
------------------------------------------------------------------------------------------------------------------------------------

Net Unrealized Gain (Loss)                                                        (4,981)            1,743             (3,238)
------------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income                                                      $ (5,715)         $  2,000           $ (3,715)
====================================================================================================================================

Twelve Months Ended December 31, 1997:
Foreign Currency Translation Adjustments                                        $ (3,051)         $  1,068           $ (1,983)
Unrealized Gain (Loss) on Securities:
  Unrealized Holding Gain (Loss) Arising During Period                             7,758            (2,715)             5,043
  Less: Reclassification Adjustment for (Gains)
    Losses Included in Net Income                                                 (3,500)            1,225             (2,275)
------------------------------------------------------------------------------------------------------------------------------------

Net Unrealized Gain (Loss)                                                         4,258            (1,490)             2,768
------------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss)                                               $  1,207          $   (422)          $    785
====================================================================================================================================


ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) BALANCES

                                                                                  FOREIGN          UNREALIZED         ACCUMULATED
                                                                                 CURRENCY          GAIN (LOSS)           OTHER
                                                                                TRANSLATION            ON            COMPREHENSIVE
                                                                                ADJUSTMENT         SECURITIES        INCOME (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Twelve Months Ended December 31, 1999
Balance, December 31, 1998                                                       $(1,349)         $ (1,199)          $ (2,548)
Current Period Change                                                             (1,248)          (38,294)           (39,542)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                                                       $(2,597)         $(39,493)          $(42,090)
====================================================================================================================================

Twelve Months Ended December 31, 1998
Balance, December 31, 1997                                                       $  (872)         $  2,039           $  1,167
Current Period Change                                                               (477)           (3,238)            (3,715)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                                                       $(1,349)         $ (1,199)          $ (2,548)
====================================================================================================================================

Twelve Months Ended December 31, 1997
Balance, December 31, 1996                                                       $ 1,111          $   (729)          $    382
Current Period Change                                                             (1,983)            2,768                785
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                                                       $  (872)         $  2,039           $  1,167
====================================================================================================================================

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

TO OUR SHAREHOLDERS:

We are responsible for the integrity of all financial data included in this Annual Report. The consolidated financial statements and related notes are prepared in accordance with generally accepted accounting principles and include certain amounts based on management's best estimates and judgment. Financial information beyond the consolidated financial statements is presented in a manner consistent with the Corporation's financial statements.

We maintain a system of accounting internal controls that includes an internal audit program. The internal control system provides reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly authorized and accounting records are reliable for the timely preparation of financial statements. The foundation of the internal control system is our Code of Ethics, which provides a guide to all employees consistent with the highest standards of business conduct. The internal control system is further supported by our policies and established accounting procedures. The internal control system is monitored and modified continually to improve the system and respond to changes in business environment and operations.

The Board of Directors has an Audit Committee composed of four outside directors. The Committee meets periodically with the independent public accountants, internal auditors and management to determine the effectiveness of the internal control system and to review the scope and/or results of audits and other related matters. The independent public accountants and internal auditors have direct access to the Corporation's Audit Committee.

The consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants, in accordance with generally accepted auditing standards, whose audit includes a review of the system of internal controls, test of accounting records and other auditing procedures considered necessary to formulate an opinion on the consolidated financial statements. We recognize that there are inherent limitations within any system of internal controls, including ours, which relate to the overall cost of the internal control system and the resulting effectiveness thereof. We believe that our system of internal controls provides reasonable assurance that financial data are recorded properly and in a timely manner for the preparation of reliable financial statements.





/s/JOE L. ALLBRITTON           /s/TIMOTHY C. COUGHLIN   /s/JOHN L. DAVIS
--------------------           ----------------------   ----------------
Joe L. Allbritton              Timothy C. Coughlin      John L. Davis
Chairman of the Board and      President                Chief Financial Officer
Chief Executive Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO RIGGS NATIONAL CORPORATION:

We have audited the accompanying consolidated statements of condition of RIGGS NATIONAL CORPORATION (a Delaware corporation) and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of Riggs National Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Riggs National Corporation and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.




/s/ARTHUR ANDERSEN LLP
----------------------

Vienna, VA,
January 19, 2000

SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)

QUARTERLY FINANCIAL INFORMATION

                                                                                                     1999
UNAUDITED FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997                 FIRST         SECOND         THIRD        FOURTH
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                      QUARTER        QUARTER       QUARTER       QUARTER
------------------------------------------------------------------------------------------------------------------------------------

Interest Income                                                                $81,527       $80,809       $84,649        $87,458
Interest Expense                                                                35,701        34,971        37,288         39,543
------------------------------------------------------------------------------------------------------------------------------------

Net Interest Income                                                             45,826        45,838        47,361         47,915
Less:  Provision for Loan Losses                                                  --            --            --            2,500
------------------------------------------------------------------------------------------------------------------------------------

Net Interest Income after Provision for Loan Losses                             45,826        45,838        47,361         45,415
Noninterest Income                                                              24,330        25,351        29,616         27,329
Noninterest Expense                                                             50,155        50,209        51,634         55,246
------------------------------------------------------------------------------------------------------------------------------------
Income before Taxes, Minority Interest and Extraordinary Loss                   20,001        20,980        25,343         17,498
Applicable Income Tax Expense                                                    7,298         6,420         8,089          5,146
Minority Interest in Income of Subsidiaries, Net of Taxes                        4,987         4,986         4,987          5,254
====================================================================================================================================

Net Income before Extraordinary Loss                                             7,716         9,574        12,267          7,098
Extraordinary Loss, Net of Taxes                                                  --            --           5,061           --
====================================================================================================================================

Net Income                                                                       7,716         9,574         7,206          7,098
Less: Dividends on Preferred Stock                                                --            --            --             --
         Excess of Call Price over Carrying Amount of Preferred Stock             --            --            --             --
------------------------------------------------------------------------------------------------------------------------------------

Net Income (Loss) Available for Common Shareholders                            $ 7,716       $ 9,574       $ 7,206        $ 7,098
------------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share
  Before Extraordinary Loss  -Basic                                            $   .27       $   .34       $   .43        $   .25
                             -Diluted                                              .26           .33           .42            .25
====================================================================================================================================

Earnings (Loss) Per Share    -Basic                                            $   .27       $   .34       $   .25        $   .25
                             -Diluted                                              .26           .33           .25            .25
====================================================================================================================================



CONSOLIDATED FINANCIAL RATIOS AND OTHER INFORMATION

                                                1999              1998             1997              1996              1995
------------------------------------------------------------------------------------------------------------------------------------

Net Income to Average:
Earning Assets                                       .62%           1.21%            1.06%              1.56%             2.13%
Total Assets                                         .57            1.11              .97               1.40              1.92
Shareholders' Equity                                9.14           13.61            11.69              16.48             28.25
------------------------------------------------------------------------------------------------------------------------------------

Average:
Loans to Deposits                                  77.50%          75.50%           66.97%             67.19%            67.91%
Shareholders' Equity to Loans                      10.79           14.72            16.35              15.64             12.22
Shareholders' Equity to Deposits                    8.36           11.11            10.95              10.51              8.30
Shareholders' Equity to Assets                      6.19            8.17             8.28               8.48              6.80
------------------------------------------------------------------------------------------------------------------------------------
At December 31:
Reserve for Loan Losses to Total Loans              1.29%           1.67%            1.82%              2.44%             2.20%
Common Shareholders                                2,315           2,466            2,754              3,058             3,236
Employees                                          1,589           1,598            1,580              1,519             1,576
Banking Offices                                       60              60               62                 63                65
------------------------------------------------------------------------------------------------------------------------------------

Per Share Data:
Dividend Payout Ratio                              18.35%          16.53%           15.75%              8.38%            n/a
Average Common Shares Outstanding             28,463,825      30,603,384       30,422,822         30,317,572        30,257,585
Book Value per Common Share                       $11.93          $12.93           $12.04             $10.88             $9.30
====================================================================================================================================


                            1998                                                                     1997
      FIRST        SECOND         THIRD        FOURTH                           FIRST        SECOND         THIRD        FOURTH
     QUARTER       QUARTER       QUARTER       QUARTER                         QUARTER       QUARTER       QUARTER       QUARTER
------------------------------------------------------------------------------------------------------------------------------------

     $86,932       $87,068       $93,772      $86,030                          $77,069       $83,120       $83,717      $ 86,886
      39,247        39,706        45,020       39,477                           35,652        37,527        38,529        39,793
------------------------------------------------------------------------------------------------------------------------------------

      47,685        47,362        48,752       46,553                           41,417        45,593        45,188        47,093
        --            --            --           --                               --            --            --         (12,000)
------------------------------------------------------------------------------------------------------------------------------------

      47,685        47,362        48,752       46,553                           41,417        45,593        45,188        59,093
      28,137        25,227        32,890       28,028                           19,641        21,089        24,242        22,952
      47,408        47,070        50,134       49,140                           43,812        45,660        44,998        51,560
------------------------------------------------------------------------------------------------------------------------------------
      28,414        25,519        31,508       25,441                           17,246        21,022        24,432        30,485
       7,792         5,987         9,206        6,103                            4,069         5,454         6,625         8,542
       4,987         4,986         4,987        4,987                            2,711         4,932         4,986         4,987
====================================================================================================================================

      15,635        14,546        17,315       14,351                           10,466        10,636        12,821        16,956
        --            --            --            --                              --            --            --             --
====================================================================================================================================
      15,635        14,546        17,315       14,351                           10,466        10,636        12,821        16,956
       2,688         2,687         2,688        1,791                            2,688         2,687         2,688         2,687
        --            --            --         13,808                             --            --            --             --
------------------------------------------------------------------------------------------------------------------------------------

     $12,947       $11,859       $14,627     $ (1,248)                         $ 7,778       $ 7,949       $10,133      $ 14,269
------------------------------------------------------------------------------------------------------------------------------------

     $   .42      $    .39       $   .48     $   (.04)                         $   .26       $   .26       $   .33      $    .47
         .41           .37           .46         (.04)                             .25           .25           .32           .45
====================================================================================================================================

     $    42      $    .39       $   .48     $   (.04)                         $   .26       $   .26       $   .33      $    .47
         .41           .37           .46         (.04)                             .25           .25           .32           .45
====================================================================================================================================




QUARTERLY STOCK INFORMATION 1

                                                                                                                 DIVIDENDS
                                                                                         PRICE RANGE             DECLARED
                                                                                       HIGH        LOW           AND PAID 2
------------------------------------------------------------------------------------------------------------------------------------

1999   Fourth Quarter                                                                 $18.313    $12.063          $.05
       Third Quarter                                                                   20.625     16.00            .05
       Second Quarter                                                                  20.938     15.75            .05
       First Quarter                                                                   20.625     16.25            .05
------------------------------------------------------------------------------------------------------------------------------------

1998   Fourth Quarter                                                                 $26.25     $19.00           $.05
       Third Quarter                                                                   30.25      22.00            .05
       Second Quarter                                                                  30.625     26.688           .05
       First Quarter                                                                   28.25      23.25            .05
------------------------------------------------------------------------------------------------------------------------------------

1997   Fourth Quarter                                                                 $28.50     $21.625          $.05
       Third Quarter                                                                   24.00      19.75            .05
       Second Quarter                                                                  20.625     17.375           .05
       First Quarter                                                                   22.00      17.25            .05
====================================================================================================================================

1 The stock information listed above represents high and low sales prices as reported on the NASDAQ National Market System, based on daily closing prices.

2 See Note 10 to the Financial Statements.

THREE-YEAR FOREIGN AVERAGE CONSOLIDATED STATEMENTS OF CONDITION AND RATES

                                                      1999                           1998                           1997
                                          AVERAGE    INCOME/  YIELDS/    AVERAGE   INCOME/  YIELDS/    AVERAGE   INCOME/  YIELDS/
(IN THOUSANDS)                           BALANCES    EXPENSE   RATES    BALANCES    EXPENSE  RATES    BALANCES   EXPENSE   RATES
------------------------------------------------------------------------------------------------------------------------------------

ASSETS
Loans, Net of Unearned Discounts       $  500,097    $36,842    7.37% $  425,938   $35,609    8.36% $  299,367   $23,574    7.87%
Time Deposits with Other Banks            413,198     20,709    5.01     485,477    27,136    5.59     124,979     7,350    5.88
Pool Funds Provided, Net 1                336,975     18,095    5.37     364,692    20,130    5.52     822,831    47,065    5.72
------------------------------------------------------------------------------------------------------------------------------------
Total Earning Assets and
  Average Rate Earned                   1,250,270     75,646    6.05   1,276,107    82,875    6.49   1,247,177    77,989    6.25
Less:  Reserve for Loan Losses              9,590                         11,635                        15,197
Cash and Due from Banks                    24,722                         25,178                        24,526
Premises and Equipment, Net                16,094                         16,544                        15,587
Other Assets                               16,497                         12,814                         9,231
====================================================================================================================================

Total Assets                           $1,297,993                     $1,319,008                    $1,281,324

LIABILITIES AND
SHAREHOLDERS' EQUITY
 Interest-Bearing Deposits:
  Savings, NOW and Money Market        $  248,698    $ 6,689    2.69% $  278,519   $ 9,426    3.38% $  445,874   $18,186    4.08%
  Other Time                              656,616     36,486    5.56     626,153    37,336    5.96     451,864    25,927    5.74
------------------------------------------------------------------------------------------------------------------------------------
Total Interest-Bearing Deposits           905,314     43,175    4.77     904,672    46,762    5.17     897,738    44,113    4.91
Short-Term Borrowings                     129,810      5,239    4.04     142,218     6,973    4.90     111,558     5,631    5.05
------------------------------------------------------------------------------------------------------------------------------------
Total Interest-Bearing Funds and
  Average Rate Incurred                 1,035,124     48,414    4.68   1,046,890    53,735    5.13   1,009,296    49,744    4.93
Demand Deposits                           122,483                        134,358                       152,382
Other Liabilities and
  Shareholders' Equity                    140,386                        137,760                       119,646
====================================================================================================================================

Total Liabilities and
  Shareholders' Equity                 $1,297,993                     $1,319,008                    $1,281,324
====================================================================================================================================

Net Interest Income and Spread                       $27,232    1.37%              $29,140    1.36%              $28,245    1.32%
====================================================================================================================================
Net Interest Margin on Earning Assets                           2.18%                         2.28%                         2.26%
====================================================================================================================================

1 Pool Funds Provided, Net, are amounts contributed by foreign activities to fund domestic activities.