Form 10-K, Exhibit 13
period 2000-12-31
RIGGS NATIONAL CORP
filed 2001-03-27
CIK 350847

Financial
highlights
(In Thousands, Except Per Share Amounts and Ratios)                 Years Ended December 31,
                                                                     2000               1999
----------------------------------------------------------------------------------------------------
EARNINGS
Net Interest Income                                               $   191,370       $   186,940
Provision for Loan Losses                                              18,791             2,500
Noninterest Income, Excluding Securities Gains, Net                   117,686           105,472
Securities Gains, Net                                                     327             1,154
Noninterest Expense                                                   224,350           207,244
Applicable Income Tax Expense                                          25,053            26,953
Minority Interest, Net of Taxes                                        19,588            20,214
Net Income before Extraordinary Loss                                   21,601            36,655
Extraordinary Loss, Net of Taxes                                         --               5,061
Net Income                                                             21,601            31,594
----------------------------------------------------------------------------------------------------
PER SHARE DATA
Earnings Per Share before Extraordinary Loss - Basic              $       .76       $      1.29
                                             - Diluted                    .76              1.26

Earnings Per Share - Basic                                        $       .76       $      1.11
                   - Diluted                                              .76              1.09
----------------------------------------------------------------------------------------------------
AVERAGES
Assets                                                            $ 5,605,030       $ 5,582,593
Earning Assets                                                      5,007,093         5,063,396
Loans                                                               3,086,642         3,204,356
Deposits                                                            4,134,329         4,134,909
Shareholders' Equity                                                  356,377           345,832
----------------------------------------------------------------------------------------------------
RATIOS
Return on Average Assets                                                  .39%              .57%
Return on Average Equity                                                 6.06              9.14
Dividend Payout                                                         26.32             18.35
Shareholders' Equity to Assets                                           6.89              5.79
Average Loans to Average Deposits                                       74.66             77.50
Reserve for Loan Losses to Total Loans                                   1.23              1.29
Book Value Per Common Share Outstanding                           $     13.48       $     11.93
----------------------------------------------------------------------------------------------------
YEAR-END
Assets                                                            $ 5,554,472       $ 5,830,149
Earning Assets                                                      4,941,612         5,251,393
Loans                                                               2,940,738         3,201,981
Deposits                                                            4,075,977         4,175,333
Shareholders' Equity                                                  382,746           337,713
Common Shares Outstanding                                          28,400,666        28,314,697
====================================================================================================

To my fellow
SHAREHOLDERS

Riggs National Corporation is pleased to inform you of its progress on several new initiatives under our strategy to grow fee-based and other non-interest income by deepening relationships with our clients. Our ability to do so is driven by our strong relationships with and knowledge of Washington's large and growing affluent population, together with our expanding international presence and reputation as a sophisticated financial advisor. Most of all, however, it is driven by the talent and dedication of Riggs' employees, led by an exceptional management team, which we strengthened further through key appointments made by the Board of Directors following the conclusion of 2000.

Robert L. Allbritton, who has been a Vice Chairman of the Corporation since 1999, was named Chairman and Chief Executive Officer of Riggs National Corporation and Chairman of Riggs Bank N.A. Lawrence I. Hebert, a member of Riggs' Board of Directors since 1981 and a highly experienced domestic and international banking executive, was named President and CEO of Riggs Bank. I have assumed the role of Senior Chairman of Riggs National Corporation, in which I will focus on strategic and business development in the Company's international and domestic private banking operations, as well as on strategic oversight for several areas of banking policy.

With these enhancements to our management team, Riggs has ensured that we enter the 21st century with continuity in our leadership, our strategy, our reputation for strength and security, and our 165-year heritage of exemplary customer service.

Riggs' hard work and progress during 2000 provided our strengthened management team with a solid foundation on which to continue building future value for our clients, our shareholders and our employees. In particular, Riggs' strategy of increasing its emphasis on fee-based and other non-interest income businesses realized an 11 percent annual increase in non-interest income primarily from its venture capital, trust, private banking and investment management businesses.

Riggs  Capital  Partners,  our  venture  capital  division  run  by  former  SEC
Commissioner J. Carter Beese, Jr., President, made a strong contribution to Riggs' non-interest income during 2000, despite market turbulence and a fourth-quarter loss. Its annual revenue was $10.6 million. After operating expenses, minority interest and taxes, the division, which employs a diversified investment strategy, contributed $5 million to the organization's net income. Riggs extended another $100 million to this important venture in order to maintain its portfolio size as existing investments mature and proceeds are returned to Riggs.

Riggs & Co., the division that combines investment management, trust and private banking services for customers needing a comprehensive array of financial products, realized a 10 percent increase in fee income in 2000. It has $7.2 billion in assets under management.

Riggs' two investment management subsidiaries have made strong progress. J. Bush & Co.'s assets under management have more than doubled to $684 million since Riggs acquired it three years ago. Riggs Investment Management Company (RIMCO) complemented its well-established strengths in fixed-income investing by adding a 20-year investment management veteran to the operation, Pierre (Pete) Trinque, who joined RIMCO in December 2000 as Managing Director and Chief Equity Investment Officer. We are fortunate to gain Mr. Trinque's expertise and leadership as we continue focusing our efforts on investment management, both in the United States and abroad.

Riggs International Private Banking established its first two dedicated private banking offices outside the United States in 2000, one in London and the other in Jersey, Channel Islands. Managing Director Wadih F. Hanna opened the offices with a custom-built state-of-the-art information technology platform that provides customers with sophisticated, integrated information on their entire relationship -- their banking arrangements, as well as their investment portfolios.

In Miami, an experienced and outstanding international private banker, Juan Luis Toro, was appointed President of Riggs International Banking Corporation last year. Under his direction, the Miami office will continue to serve the private banking needs of clients in Latin America.

Riggs Embassy Banking continues to be the dominant financial institution serving foreign embassies, with 95 percent of the world's embassies in Washington currently banking with Riggs. In addition to serving the U.S. Embassy, our Berlin branch, which completed its first full year of operation in 2000, already has secured ten official relationships with countries and foreign missions. And in only four short years, our London embassy branch has established over 50 official relationships.

Riggs Community Banking made strong progress on its strategy to increase investment sales, serving as a significant source of referrals to Riggs & Co. Its mortgage business completed its first full year of operations with good results despite the difficult interest rate environment during much of the year. And Riggs Relationship Banking continued its focus of providing loans and fee income products to Washington's business market.


FINANCIAL RESULTS AND POSITION

Our strategy of investing in Riggs' future, particularly through the continued development of our international platform and our customer-care technologies, had the near-term effect of increasing non-interest expenses for 2000. We continue to believe, however, that our investments in our strategy will justify current costs. We also incurred charges against earnings of $18.8 million as a result of non-performing loans, with $11 million of that attributable to a fraud committed against Riggs by a London borrower. Net income was reduced to $21.6 million (76 cents per diluted share) from $31.6 million ($1.09 per diluted share) in 1999.

Consistent with Riggs' emphasis on financial strength and security, we continued to maintain high levels of liquidity and regulatory capital in the banking industry. At year-end 2000, our regulatory capital -- $837 million -- continued to exceed regulatory definitions of "well capitalized." The Corporation's total and leverage capital ratios were 25.87% and 9.47% at December 31, 2000, compared to regulatory minimums of 8.0% and 4.0%, respectively.


IN CONCLUSION

As Riggs continues its transition to a full-service financial institution focused increasingly on fee-based and other non-interest businesses, I would like to recognize and express my appreciation for the tremendous effort required at every level by every member of our organization to make such a bold change successful. To our esteemed Boards of Directors and 1,600 employees, thank you for all that you do to make Riggs a stronger and more valuable company for our customers and our shareholders. I'd like to pay special tribute to two outgoing board members, John Fahey and John Rose, for their dedication on behalf of Riggs. And to our customers and shareholders, I thank you for your loyalty to Riggs and your support of our strategy to make Riggs a more valuable part of your financial lives.




/s/ Joe L. Allbritton
    JOE L. ALLBRITTON
    Senior Chairman of the Board

Serving the
MOST IMPORTANT CUSTOMERS
                IN THE WORLD

Financial services customers today enjoy the benefits of unprecedented competition for their business by companies that until a few years ago were prevented by law from providing all the financial products and services a customer might want. Riggs understands that deregulation presents enormous opportunity, but only for those companies that focus on making themselves consistently valuable to their customers. Drawing on our rich, 165-year tradition as a financial counselor to U.S. Presidents, statesmen and diplomats, and affluent individuals, we believe that Riggs is superbly positioned for this new era of competition. For customers, Riggs represents a unique combination of advantages: the resources, products and expertise of a sophisticated financial institution, all delivered with a personal approach.

Headquartered in Washington, D.C., Riggs understands the increasingly diverse financial services needs of our vibrant local market, and in recent years we have acted to translate our leadership as a trusted financial advisor to select new markets -- London, Channel Islands, Miami and Berlin -- where we can provide unique value.


BUILDING OUR COMPETITIVE EDGE

Riggs Capital Partners (RCP), our two-year-old venture capital group, has established a strong presence serving the funding needs of high-technology and other fast-growth companies in the Mid-Atlantic region. Its portfolio includes companies in the telecommunications, health care, life sciences and other industries that in most cases are in a mid to late stage of development, are privately-owned, and need growth capital prior to going public. In 2000, Riggs committed an additional $100 million to RCP, presenting Riggs with not only the opportunity for attractive investments, but also a means by which Riggs may establish business banking, investment banking and wealth management relationships with growing companies and members of their managements.

Riggs & Co. is the centerpiece of our full-service wealth management strategy. Formalized in 1997, Riggs & Co. grew out of our historical strengths in trust and estate planning to include a full range of highly personalized and sophisticated services for individuals and businesses, including investment management, private banking, and retirement plan services. It is our belief that clients' assets work better when they work together. That is why we combined all of these services into one unit with a single focus.

Each Riggs & Co. customer has a dedicated relationship manager whose job it is to understand the customer's particular challenges, and then assemble and manage the right team of experts from within Riggs to craft a financial strategy to achieve the customer's objectives. In 2000, Riggs & Co. added significantly to the depth of talent it provides its clients, adding experienced portfolio managers and other Chartered Financial Analysts as relationship managers, and senior level trust and estate attorneys to serve as trust administrators.

Providing clients with top money managers and a variety of investment styles is vital to achieving investment success, as well as limiting risk. Through its subsidiaries, strategic alliances and proprietary mutual funds, Riggs & Co. has the ability to match clients with investment products best suited to their needs.

J. Bush & Co., for instance, a subsidiary that in the past three years more than doubled its assets under management to $684 million, offers a growth style of investing. Riggs Investment Management Corporation (RIMCO) has a blended equity style with an emphasis on value, and also has tremendous capabilities in fixed-income investing. It made great progress in 2000, adding to its expert staff a new Managing Director and Chief Equity Investment Officer, 20-year investment management veteran, Pierre (Pete) Trinque.

In addition to managing individual portfolios, we manage a family of proprietary mutual funds under the label, "Riggs Funds." Four funds were added to the family in 2000, bringing the total to nine: three stock funds, four bond funds, and two money market funds -- with total assets of $983 million. Investment objectives range from current income to growth, thereby enabling the customer and relationship manager to tailor an asset allocation strategy that meets the customer's specific needs.

In 2000, Riggs & Co. also initiated a new alliance with Frank Russell Company that provides Riggs & Co. customers with the opportunity to invest in a "manager-of-manager" strategy, through which customers gain access to many of the top investment managers in the world, as judged by the widely respected Frank Russell Company. This alliance allows customers to gain the benefits of a rigorous investment approach by combining access to multiple asset classes, multiple investment styles, and multiple investment managers.

Riggs' Multi-Employer Property Trust (MEPT), which constructs and owns high-end commercial real estate, made significant progress in 2000, providing double-digit returns for its investors for the fourth consecutive year and increasing its properties to 130 in 27 leading metropolitan markets. A collective investment trust, MEPT provides an attractive investment vehicle for pension funds such as building trades workers and other labor union funds. MEPT has more than doubled in size in the past three years and remains among the largest open-end equity real estate funds in the United States.

Two leading edge account information systems were introduced to Riggs & Co. trust and investment management customers in 2000, providing them with powerful tools and unprecedented account access. Among the features are round-the-clock access to account information via the Internet, and analytical tools such as asset allocation modeling, performance benchmarking, and portfolio optimization -- all provided in vivid graphical reports.

In 2000, Riggs & Co. International opened two new offices -- one in London, and the other in Jersey (Channel Islands), an attractive environment for those who have sophisticated estate and trust planning needs.

The London and Jersey offices have carefully assembled teams of experienced international bankers who are dedicated to providing Riggs' high level of private banking and integrated trust and investment advisory and management services to affluent international individuals. Such service will be further enhanced with an exciting new state-of-the-art customer-service technology platform. Built with exacting client requirements in mind, the new technology will enable Riggs' relationship managers to execute securities transactions electronically -- in real-time and on a global basis -- without the order ever passing through another person's hands. Referred to as Straight-Through-Processing (STP), the institutional investing industry embraces it as providing the ultimate in order accuracy and confidentiality -- two paramount demands of private banking customers. Once it becomes the common platform, it will provide Riggs with additional customer service advantages, such as the ability to service Riggs & Co. customers' accounts seamlessly, regardless of which office they are visiting at the time.

Riggs' opportunity to expand its Riggs & Co. business internationally is a direct outgrowth of our unique and dominant position in the Washington, D.C. embassy banking market, as well as our long-standing presence in London through Riggs Bank Europe and our London embassy branch. The London branch gained important new relationships in 2000, further solidifying its success in extending Riggs' leadership in embassy banking abroad, and in turn, spearheading the success of our international expansion strategy.

Our Berlin-based embassy banking branch, which completed its first full year of operation in 2000, is a testimony to Riggs' commitment to its diplomatic customer base. It serves the U.S. Embassy in Berlin, as well as ten additional foreign embassy and mission relationships. Because professional diplomats often move or travel among major world capitals, our presence in Washington, London and Berlin reinforces our strength in this business while creating additional opportunities for Riggs to provide wealth management services to affluent diplomats.

LEVERAGING OUR FRANCHISE--
FOCUSING ON THE CUSTOMER

Riggs also serves the U.S. government through our administration and management of the U.S. Treasury's cash management system. Through Riggs Enterprise Solutions, Riggs is managing the existing system, CA$HLINK, until 2002, and between now and then is building and bringing online its successor system, CA$HLINK II. Our active presence in embassy banking creates good opportunities for us to market the underlying technology to foreign governments seeking efficient and transparent cash management solutions. State and local governments in the United States, as well as multinational corporations, also represent potential clients for Riggs Enterprise Solutions.

Riggs Community Banking, our traditional in-market banking business, is a key focus of Riggs' customer-service initiatives. Our investments in our sales culture, combined with our use of technology to better understand our customers, are enabling Riggs to make demonstrable improvements in the service we provide and the results we produce.

Our RiggsDirect call center serves as an important gateway to the entire enterprise. Through the dynamic presentation of customer relationship information, we are able to provide more useful recommendations about products and services that best fit our customers' specific needs, thus ensuring Riggs remains a source of value in their financial lives.

Riggs  also  provides   customers   with  the   opportunity  to  access  account
information, pay bills, apply for credit cards and loans, and purchase Riggs mutual funds securely and conveniently via its website, www.riggsbank.com. Re-designed in 2000, the site has proven to be an important revenue generator for Riggs, with an increasing number of customers transacting business online. Its recently-added features include personalized information, financial calculators, and newsletters that offer valuable information for determining investment decisions and financial strategies.

During 2000, Riggs added to our ranks of licensed investment sales people, and the strong results of their efforts indicate that our customers have appreciated and been responsive to this branch-based approach to financial planning and investing. Riggs also completed our first full year in which we offered mortgage banking, and while the interest rate environment during much of the year was adverse, we are confident that mortgage lending will prove to be another valuable service we can offer our existing customers, as well as a strong means by which to establish and cement new long-term customer relationships.

Many of Washington, D.C.'s oldest and most respected organizations have relied on Riggs for well over a century as a source of financing. Riggs Relationship Banking today offers businesses and non-profit groups a host of personalized services, including banking, lending, commercial real estate, cash management, and investment banking. A relationship manager works with each company to become familiar with its strategy, opportunities and financial operations, and works with the customer on an integrated solution precisely tailored to meet its objectives. For area companies, Riggs represents the largest locally head quartered bank, and we therefore can offer a level of speed, decision-making and service difficult for competitors to match.


CONTRIBUTING TO THE COMMUNITY

As one of Washington, D.C.'s longest-standing businesses, we consider the community to be every bit as important to our success as are our customers. Not only do employees volunteer their time in the community, but Riggs also funds important community initiatives. In 2000, we invested more than $25 million in affordable housing projects and community service groups; extended more than $55 million in loans to community development and low- and moderate-income individuals; and originated and purchased more than $46 million in mortgage loans for low- and moderate-income communities and borrowers.

Riggs also held a number of events targeted to low- and moderate-income individuals, such as seminars on home buying, small business, consumer credit, and financial planning. Our continued support for CRA objectives has earned us a "high satisfactory" rating for CRA compliance by the Office of the Comptroller of the Currency.

Riggs' rich history and tradition which we so respect are built on the trust our customers put in us, and on the service we return to them. As we look forward to the century ahead, Riggs has every reason to be optimistic, because at the heart of all that we do is our unwavering focus on enhancing our value to our customers -- the most important in the world.

Management's
DISCUSSION AND ANALYSIS


RIGGS NATIONAL CORPORATION

Riggs National Corporation is a bank holding company headquartered in Washington, D.C. We engage in a variety of banking and financial services activities, either directly or through our subsidiaries, serving a broad customer base. These services include community banking, corporate and commercial banking, international banking, trust and investment management services, and venture capital investing.

Our principal banking subsidiary is Riggs Bank National Association (the "Bank" or "Riggs Bank"), serving the Washington, D.C., metropolitan area with 51 branches and 134 ATMs. We provide trust and investment management services through a division of the Bank, Riggs & Company ("Riggs & Co."). We launched Riggs & Company International Limited ("RCIL") in 2000 to perform investment management services for our international private banking clients. We have a mortgage banking subsidiary, Riggs Real Estate Investment Corporation ("RREIC"), based in Virginia. A subsidiary of the Bank, Riggs Bank Europe Limited ("RBEL"), is a full-service banking operation based in the United Kingdom. We formed a venture capital subsidiary in 1999, Riggs Capital Partners, LLC ("RCP"), and a second venture capital subsidiary, Riggs Capital Partners II, LLC("RCP II") in 2000. In addition to Washington, D.C., Virginia and the United Kingdom, we had banking operations or subsidiaries in Maryland, Florida, Germany and the Bahamas at December 31, 2000.



SELECTED CONSOLIDATED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                     2000            1999           1998           1997             1996
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                                           $  354,678      $  334,443     $  353,802     $  330,792       $  293,198
Interest Expense                                             163,308         147,503        163,450        151,501          139,891
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                          191,370         186,940        190,352        179,291          153,307
Less:  Provision for Loan Losses                              18,791           2,500           --          (12,000)            --
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income after Provision for Loan Losses          172,579         184,440        190,352        191,291          153,307
Noninterest Income Excluding Securities Gains, Net           117,686         105,472         99,259         84,424           89,007
Securities Gains, Net                                            327           1,154         15,023          3,500            7,170
Noninterest Expense                                          224,350         207,244        193,752        186,030          176,947
------------------------------------------------------------------------------------------------------------------------------------
Income before Taxes, Minority
  Interest, and Extraordinary Loss                            66,242          83,822        110,882         93,185           72,537
Applicable Income Tax Expense                                 25,053          26,953         29,088         24,690            6,174
Minority Interest in Income of Subsidiaries, Net of Taxes     19,588          20,214         19,947         17,616              420
====================================================================================================================================
Net Income before Extraordinary Loss                          21,601          36,655         61,847         50,879           65,943
Extraordinary Loss, Net of Taxes                                --             5,061           --             --               --
====================================================================================================================================
Net Income                                                $   21,601      $   31,594     $   61,847     $   50,879       $   65,943
Less:  Dividends on Preferred Stock                             --              --            9,854         10,750           10,750
Less:  Excess of Call Price over Carrying Amount
       of Preferred Stock                                       --              --           13,808            --              --
====================================================================================================================================
Net Income Available for Common Shareholders              $   21,601      $   31,594     $   38,185     $   40,129       $   55,193

Earnings Per  Share
Basic before Extraordinary Loss                           $      .76      $     1.29     $     1.25     $     1.32       $     1.82
Diluted before Extraordinary Loss                                .76            1.26           1.21           1.27             1.79
Basic                                                            .76            1.11           1.25           1.32             1.82
Diluted                                                          .76            1.09           1.21           1.27             1.79
Dividends Declared and Paid Per Common Share                     .20             .20            .20            .20              .15
====================================================================================================================================
YEAR-END
Total Assets                                              $5,554,472      $5,830,149     $5,502,331     $5,846,426       $5,135,100
Long-Term Debt                                                66,525          66,525        191,525        191,525          191,525
Shareholders' Equity                                         382,746         337,713        392,728        463,182          425,776
====================================================================================================================================

OVERVIEW

Net income was $21.6 million in 2000 compared to $31.6 million in 1999. Income before taxes, minority interest, and extraordinary losses for 2000 was $66.2 million, representing a 21% decrease from the 1999 total of $83.8 million.

The decrease in 2000 earnings was mostly attributable to an $18.8 million provision for loan losses. The provision reflected $11.0 million for the discovery of fraud in a commercial facility to a borrower at our London operations as well as a $3.9 million loss incurred on the sale of a syndicated loan. Net interest income for 2000 was $191.4 million, an increase of 2% or $4.4 million from 1999. Noninterest income increased $11.4 million to a total of $118.0 million in 2000. Noninterest income growth was from increases in venture capital gains of $8.6 million and trust and investment advisory income of $3.5 million. Noninterest expense totaled $224.4 million in 2000, an 8% increase from 1999. In 1999, earnings were reduced by extraordinary losses of $5.1 million, net of tax, from the early redemption of debt.

Diluted earnings per share (EPS) for 2000 and 1999 were $0.76 and $1.09, respectively. 2000 EPS was reduced by the $18.8 million loan loss provision while the 1999 EPS was reduced by a one time charge from the redemption of debt previously discussed. Return on average assets was 0.39% for 2000 compared to 0.57% for 1999; the return on average shareholders' equity was 6.06% in 2000 compared to 9.14% for 1999.

RESULTS OF OPERATIONS

Net Interest Income
Net interest income is the difference between interest income on earning assets and interest expense on deposits and borrowed funds. Net interest income is affected by changes in the level of interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities (see Tables A and B).

Net interest income on a tax-equivalent basis totaled $193.5 million in 2000, an increase of $3.3 million or 2% over 1999 and an increase of $188 thousand from 1998. The net interest margin was higher in 2000 at 3.87% compared with 3.76% in 1999 and 3.78% in 1998. In 2000, average interest-earning assets decreased by $56.3 million or 1% from 1999, while the average rate earned increased 46 basis points between the years. This increase in the rate earned on average assets was the primary cause of a $19.2 million increase in interest income. Average interest-bearing funds decreased by $48.4 million during the year with the average rate paid increasing 42 basis points, resulting in a $15.8 million increase in interest expense.

The modest decrease in average earning assets during 2000 was caused by a decrease in the average balance of loans totaling $117.7 million which resulted primarily from the reduction of our syndicated loan portfolio. The decrease in loans was somewhat offset by an increase of $80.5 million in securities in 2000. Interest income increased as the average rates earned on most categories of loans and investments were higher in 2000 compared to 1999. Loan and investment rates benefited from an upward trend in interest rates throughout the year as the Federal Reserve increased the target federal funds rate by 100 basis points.

The decrease in average interest-bearing funds during 2000 was due primarily to the reduction on average of $68.8 million in long-term debt resulting from the redemption of $125.0 million of subordinated notes in July 1999. These decreases were accompanied by a $29.4 million, or 1%, decline in interest-bearing deposits. The average rate paid on interest-bearing funds increased 42 basis points from 1999 with the increase seen in substantially all interest-bearing liabilities as a result of the upward trend in interest rates.

Noninterest Income
Our revenue mix maintained its shift in recent years with a larger percentage of our income coming from fee-based noninterest income versus net interest income components. Our three primary areas for noninterest income are trust and investment advisory income from Riggs & Co., service charges and fees from retail banking, and venture capital gains from Riggs Capital Partners. Noninterest revenue, excluding securities gains, accounted for 38% of combined revenue in 2000 compared to 36% in 1999 and 34% in 1998. The revenue shift is a result of our continued strategic focus on the trust and investment management division, Riggs & Co., along with increased venture capital investments. Excluding securities gains, noninterest income increased 12% in the current year compared to 1999 and the 2000 total was 19% higher compared to 1998. Securities gains were $327 thousand in 2000 compared with $1.2 million in 1999.

Trust and investment advisory income was $55.2 million in 2000, an increase of 7% over 1999 and 20% compared to 1998. Service charges and fees increased by $2.0 million in 2000, or 5%. In 2000, we recorded $10.6 million in investment gains from our venture capital subsidiaries, RCP and RCP II, compared to $2.0 million in the fourth quarter of 1999. RCP recorded no valuation gain or loss prior to the fourth quarter of 1999. Securities gains and a $3.8 million gain from the sale of our corporate aircraft enhanced 1999 noninterest income. The $3.8 million gain is reported in other operating income on the Consolidated Statements of Income.

Noninterest Expense
Noninterest expense for the year ended December 31, 2000, was $224.4 million, an increase of $17.1 million or 8% over 1999. This compares to an increase of $13.5 million or 7% in 1999 over 1998. The current period increase includes $8.7 million in added personnel costs, partially attributable to staff costs associated with new business initiatives. Additional increases were seen in the areas of occupancy, data processing services, merchant credit card processing, and advertising related costs. The noninterest expense increase in 2000 includes $6.9 million of increased expenses for the international private banking and mortgage company business initiatives. The number of employees at December 31, 2000 was relatively unchanged from December 31, 1999, with a year-end total of 1,558. This compares to 1,589 and 1,598 at December 31, 1999 and 1998, respectively.

Income Taxes
Our provision for income taxes includes federal, state, local and international tax obligations. Income tax expense decreased $1.9 million in 2000 to $25.1 million from $27.0 million in 1999 and $29.1 million in 1998. The decreased tax expense was primarily the result of decreased earnings. Our effective tax rate of 37.8% for 2000 was higher than the rate of 32.2% for 1999 and 26.2% for 1998. During 1998 we reversed valuation allowances related to deferred tax assets which reduced income tax expense. There were no such valuation allowance reversals in 1999 or 2000. Our effective tax rate was also increased in 2000 by a partially unbenefited loss reported in our London based banking subsidiary, RBEL.

FINANCIAL POSITION AND LIQUIDITY

Earning Assets
Loans and investments are our primary earning assets. At December 31, 2000, earning assets totaled $4.94 billion compared to $5.25 billion at December 31, 1999. Loans represented 60% of the earning assets at December 31, 2000, while securities and short-term investments represented the remaining 40%. In 1999, the mix was similar with 61% of earning assets in loans and 39% in investments. Loans are generated in our Banking segment through both retail and commercial banking activities as well as in our International segment through embassy banking and our London based subsidiary, RBEL. Investments are managed predominately by our Treasury segment and include securities available for sale and other short-term investments.

Loans
Total loans at December 31, 2000, were $2.94 billion, a decrease of 8% from December 31, 1999. More than one-half of the loan portfolio consisted of residential mortgage, home equity, and consumer loans which were generated through retail banking activities. Commercial loans generated through both the relationship banking and international banking activities represent the majority of the remaining balance of the portfolio (see Tables C, D and E). A small portion of the portfolio (less than 1%) consists of loans available for sale. During the second quarter of 2000, we began originating mortgage loans for sale in the secondary market. At December 31, 2000, loans available for sale totaled $15.4 million.

Total loans decreased $261.2 million in 2000 resulting from decreases in syndicated and mortgage loans. We exited syndicated loans during the year with total outstanding balances of $135.4 million which caused a significant decrease in our commercial and financial loan portfolio. As part of our strategy, generally we no longer participate in these types of loans. The residential mortgage portfolio declined $51.5 million in 2000 as mortgage loan runoff was not fully replaced with new loan originations. These decreases, in addition to a decrease in foreign loans, were partially offset by increases in real estate-commercial/construction and home equity loans.

Cross-Border Outstandings
We extend credit to borrowers domiciled outside of the United States through several of our banking subsidiaries, primarily through our International Banking segment. Cross-border outstandings include loans, acceptances, interest-bearing deposits with other banks, investments, and other monetary assets that are denominated in U.S. dollars or other currencies. In addition, cross-border outstandings include legally enforceable guarantees issued on behalf of non-local third parties and local currency outstandings to the extent they are not funded by local currency borrowings. These assets may be affected by changing economic conditions in the respective countries. We routinely review these credits and monitor the international economic climate and assess the impact of these changes on foreign domiciled borrowers.

At December 31, 2000, we had no cross-border outstandings exceeding 1% of our total assets to countries experiencing difficulties in repaying their external debt. At December 31, 2000, 1999 and 1998, the United Kingdom was the only foreign country with cross-border outstandings in excess of 1% of our total assets that had loans in either a nonperforming, past-due or potential problem loan status (see Tables F and G).

Short-Term Investments
Short-term investments are managed in our Treasury segment and include time deposits with other banks, federal funds sold and reverse repurchase agreements. These investments are liquid assets with original maturities generally of less than 90 days. Short-term investments are lower-yielding assets that are highly interest-rate sensitive. Funds available for short-term investments are a function of daily movements in our securities, loans and deposit portfolios, combined with our overall interest-rate risk and asset/liability management strategy. Liquidity is also available through our credit facilities with Federal Home Loan Banks ("FHLB"). We have secured and unsecured lines of credit that exceed $1.00 billion which could be drawn upon to meet potential funding requirements. At December 31, 2000, short-term investments totaled $760.9 million, an increase of $1.4 million when compared to year-end 1999.

Securities Available for Sale
Our securities consist of securities available for sale that are managed by our Treasury segment and carried on the Consolidated Statements of Condition at market value. The unrealized gains and losses on these securities are reported net of tax as a component of accumulated other comprehensive income (loss) in shareholders' equity. The securities portfolio totaled $1.24 billion at December 31, 2000, with an average duration of 3.2 years and an average yield of 6.10%. These securities consisted primarily of U.S. Treasuries, U.S. government agency and mortgage-backed securities. At December 31, 2000, securities available for sale had $9.3 million of net unrealized losses after taxes (see Table H). The unrealized losses were $39.5 million at December 31, 1999.

At December 31, 1999, the portfolio totaled $1.29 billion with an average duration of 4.0 years and an average yield of 5.92%. At December 31, 1998, the portfolio had an average life of 3.7 years and an average yield of 5.75%.

Venture  Capital  Investments
Venture Capital investments of RCP and RCP II totaled $83.7 million at December 31, 2000 and $39.5 million at December 31, 1999. These investments were predominately at RCP as RCP II was formed in the fourth quarter of 2000. The investments are accounted for at fair value, with gains and losses taken into income. For the years ended December 31, 2000, and 1999, investment gains, net associated with venture capital totaled $10.6 and $2.0 million, respectively.

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

Provision and Reserve for Loan Losses
The provision for loan losses is a charge to earnings to maintain the reserve for loan losses at a level adequate to absorb estimated losses inherent in the loan portfolio. The reserve for loan losses is based on our assessment of existing conditions and of potential losses determined to be probable and subject to reasonable estimation. We determine the appropriate balance of the reserve for loan losses based upon an analysis of inherent risk and other factors that include: primary sources of repayment on individual loans and groups of similar loans, liquidity and financial condition of the borrowers and guarantors, historical charge-offs/ writedowns within loan categories, loan trends and general economic conditions. On a quarterly basis, the Loan Loss Reserve Committee evaluates the adequacy of the reserve for loan losses.

In 2000, provisions of $18.8 million were made to the reserve for loan losses while a provision of $2.5 million was made in 1999 with no provision in 1998. The $18.8 million provision included $11.0 million for the discovery of a borrower's fraud in a commercial facility at our London operations as well as a $3.9 million loss incurred on the sale of a syndicated loan. The provisions were also the result of other additions to our nonperforming loans during the year and an increased level of charge-offs related to these nonperforming loans.

The reserve for loan losses was $36.2 million, or 1.23% of total loans, at December 31, 2000, compared to $41.5 million, or 1.29% of total loans, at December 31, 1999 (see Table I). The reserve for loan losses is reduced by loans charged off during the year and increased by recoveries of loans that were previously charged off. In 2000 we had net charge-offs totaling $23.5 million compared to net charge-offs of $15.2 in 1999 and net recoveries of $2.0 million for 1998. The increase in net charge-offs for 2000 was primarily attributable to an $11.0 million charge-off resulting from the loan in London, and $3.9 million charged-off to achieve a discounted sale of a loan which was not certain to result in full repayment. Besides commercial lending, other charge-offs in 2000 included $2.7 million related to consumer loans and $93 thousand in residential mortgage and home equity loans.

These net charge-offs experienced during 2000 contributed to our decision to record an $18.8 million provision for loan losses during the year. Net recoveries were experienced in each of the four years from 1995 through 1998; therefore, no additions to the loan loss reserve were made in those prior periods. Despite the provisions made in 2000 and 1999, our overall reserve for loan losses decreased as this provision was more than offset by the level of charge-offs. The reserve at December 31, 2000, is lower than at the prior year-end, and we believe it to be adequate as a result of enhanced risk mitigation strategies employed during the last two years. These strategies included a renewed focus on lending within the greater Washington region where we can develop broad lending, deposit and investment relationships with our customers rather than participating in nationally syndicated loans.

Foreign exchange translation adjustments in the reserve for loan losses were $(505) thousand and $(262) thousand in 2000 and 1999, respectively. These adjustments relate to reserves for our London branch and RBEL, recorded in British pounds sterling, and are made to account for changes in our reserve for loan losses resulting from fluctuating foreign exchange rates. The estimated allocation of the reserve for loan losses by loan category is detailed in Table J and represents our assessment of existing conditions and risk factors within these categories. Changes in the risk characteristics and commitment amounts within the loan portfolio affect the overall level of required reserves.

During 2000, the commercial and financial allocation of the reserve for loan losses decreased from 1999. The reduced allocation was based on our reduction in the balance of these loans along with a reduction in the risk characteristics of these loans from the runoff in the syndicated loan portfolio.

Nonperforming Assets
Nonperforming assets include nonaccrual loans, renegotiated loans, and other real estate owned. Nonaccrual loans are loans for which recognition of interest income has been discontinued. Impaired loans are nonaccrual loans for which it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement (see Tables K and L).

Loans are placed on nonaccrual when, in our opinion, there is doubt as to the ability to collect either interest or principal, or when interest or principal is 90 days or more past due and the loan is not well-secured and in the process of collection. Nonaccrual loans totaled $35.2 million at December 31, 2000, a decrease of $6.3 million from December 31, 1999.

The decrease in nonaccrual loans was primarily attributable to a $3.6 million charge-off and receipt of $2.2 million in liquidation proceeds on a loan to a computer equipment manufacturing and services company and a $449 thousand charge-off on a loan to a health care entity, both of which were placed on nonaccrual in the third quarter of 1999. These increased charge-offs caused a decrease in the total amount of reserve for loan losses; however, improvements in other factors offset the need for a provision beyond the $18.8 million taken in 2000. These factors included the removal of certain commercial loans from our criticized loan classification and a reduction in our overall qualitative reserve requirements.

Renegotiated loans are those where there have been extensions of the original repayment period or a reduction of the obligation to pay principal or interest because of a deterioration in the borrower's financial position. At December 31, 2000 and 1999, none of the renegotiated loans was accruing interest. Renegotiated loans remained at a low level during 2000 and ended the year at $853 thousand, compared with $1.3 million at year-end 1999. The decrease of $410 thousand during 2000 is primarily attributable to curtailments made on the loans.

Loans are transferred to other real estate owned when collateral securing the loans is acquired through foreclosure. Other real estate owned remained low at $1.1 million on December 31, 2000, compared to $908 thousand on December 31, 1999. The balance consists primarily of a tract of land in the Washington, D.C., metropolitan area.

Past-Due and Potential Problem Loans
Past-due loans generally consist of residential real estate and consumer loans that are well-secured and in the process of collection and which continue to accrue interest. At December 31, 2000, the past-due loan category had a balance of $11.1 million. Past-due loans increased $3.7 million at year-end 2000 compared to the prior year-end. This increase was primarily the result of increases in secured, residential real estate loans that are in the process of collection and that are accruing interest.

Potential problem loans are defined as loans that are currently performing but which we believe have certain attributes that may lead to nonaccrual or past-due status in the foreseeable future. At December 31, 2000, we identified $8.7 million of potential problem loans compared to $2.0 million of such loans at December 31, 1999. The increase was due to two commercial loans at our London subsidiary, RBEL.

DEPOSITS AND FUNDING SOURCES

Deposits, short-term borrowings, long-term debt and trust preferred securities are our primary funding sources. For 2000, interest-bearing funds averaged $4.17 billion, relatively unchanged from the $4.22 billion for 1999. Between the periods, increases in repurchase agreements were partially offset by a decrease in long-term debt. The reduction in long-term debt is due to our early redemption of $125.0 million of subordinated notes in July 1999 (see Table A).

Deposits
Deposits are the primary source of funding for our activities. On average, total deposits were unchanged in 2000 compared to the prior year and totaled $4.13 billion in both years. The average 2000 balance consisted of $3.50 billion in interest-bearing deposits and $632.2 million in noninterest-bearing demand deposits.

The average rate on interest-bearing deposits in 2000 was 3.52%, an increase of 40 basis points from 1999. This increase was the result of an upward trend in interest rates throughout 2000 as the Federal Reserve increased the target federal funds rate by 100 basis points. The rates paid on time deposits in domestic offices were 5.03% and 4.30% in 2000 and 1999, respectively. The rates were 5.36% and 4.36%, respectively, for time deposits with denominations in excess of $100 thousand.

Short-Term Borrowings
Short-term borrowings consist primarily of federal funds purchased, repurchase agreements, and Federal Home Loan Bank (FHLB) borrowings. These short-term obligations are an additional source of funds used to meet certain asset/liability and daily cash management objectives. On average, short-term borrowings increased $49.8 million to $599.7 million in 2000. The increase was mostly due to an increase in repurchase agreements, the result of higher balances in our sweep repurchase program. This increase was partially offset by decreases in other short-term borrowings of $31.4 million.

Long-Term Debt
Long-term debt averaged $66.5 million in 2000 compared to $135.4 million in 1999. The average decrease of $68.9 million in long-term debt resulted from our early redemption of $125.0 million of subordinated notes in July 1999. These notes were not due to mature until 2006 and were called at a premium of 104.25%, resulting in an extraordinary loss, net of tax, of $5.1 million. The $66.5 million balance in long-term debt at December 31, 2000 consisted of subordinated debentures due in 2009. These debentures have a fixed interest rate of 9.65% and are not callable in advance of maturity.

Trust Preferred Securities
(Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures)

Trust Preferred Securities totaled $350.0 million at December 31, 2000 and 1999. Included in these securities are $200.0 million of 8.875% securities issued in 1997 and $150.0 million of 8.625% securities issued in 1996. The securities were issued by two of our wholly owned subsidiaries and are classified on the Consolidated Statements of Condition as Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures. The related expense is included on the Consolidated Statements of Income as part of Minority Interest in Income of Subsidiaries, Net of Taxes. Dividends are paid semi-annually and the Trust Preferred Securities cannot be redeemed for ten years from the date of issuance. The securities have a final maturity of 30 years from their issuance date. Dividends are cumulative and deferrable for a period not to exceed five years. The Trust Preferred Securities qualify as Tier I Capital, with certain limitations. Amounts not included in Tier I Capital are included in Tier II Capital.

Sensitivity to Market Risk
We are exposed to various market risks. We have determined that interest-rate risk has a material impact on our financial performance, and, as a result, we have established the Asset/Liability Committee ("ALCO") to manage interest-rate risk and liquidity. Asset/liability management is the process of managing earning assets and funding sources in changing interest rate environments. The primary goal of asset/liability management is to manage our asset/liability mix and maximize net interest income within an acceptable range of risk.

We manage our interest-rate risk through the use of an income simulation model that forecasts the impact on net interest income of a variety of different interest rate scenarios. We model net interest income if interest rates move significantly higher or lower than current levels. A key assumption for these simulations is the target rate for federal funds. The interest rate scenarios monitored by ALCO are based upon the target rate for federal funds gradually increasing or decreasing by 100 basis points (1%) over 12 months and upon the target rate for federal funds gradually increasing or decreasing by 300 basis points (3%) over 36 months. The results of these simulations are compared to the net interest income in the "most likely" scenario. The variance in these results compared to the "most likely" scenario is limited by risk-tolerance guidelines set by corporate policy for 12 and 36-month horizons. The results of the simulations for year-end 2000 and 1999 indicated that we were within established guidelines (see Table N).

A significant assumption for the "most likely" scenario is also the target rate for federal funds. In the "most likely" scenario for year-end 2000, the target rate on federal funds was forecasted to fall by 50 basis points to 5.5% by the end of the first quarter of 2001 and remain at that level for the rest of the three-year period. This simulation was run with the knowledge that the Federal Reserve had reduced the federal funds target to 6.0% on January 3, 2001.

The simulation results for year-end 2000 suggest that our net interest income improves if the federal funds target gradually declines by 100 basis points over the next 12 months compared to the net interest income in the "most likely" scenario. Net interest income is higher in this scenario than the net interest income in the "most likely" scenario by 0.3% or $634 thousand. In the scenario where the target for federal funds falls 300 basis points over three years, net interest income is lower than the net interest income in the "most likely" scenario by 0.9% or $5.4 million. This decline is the result of several factors including floors on deposit rates and faster prepayment speeds on assets related to mortgage loans. The model's key assumptions listed in Table N are critical in determining the simulation results.

In managing our interest-rate risk, ALCO uses financial derivative instruments, such as foreign currency and interest-rate swaps. Financial derivatives are employed to assist in the management and/or reduction of our interest-rate risk and currency risk.

We had foreign currency exchange contracts for a notional amount of $76.8 million to hedge the equity investments at RBEL. The foreign currency contracts mitigate the risk of changes in exchange rates. In addition, RBEL used interest-rate swaps to convert fixed rate loans into floating rate assets. There were 26 such interest-rate swap agreements outstanding at December 31, 2000, totaling $88.4 million in notional principal balance. We had approximately $136.8 million in commitments to sell foreign exchange contracts and $32.9 million in commitments to purchase foreign exchange contracts for the purpose of hedging intercompany loans. Also, we had eight open interest rate swaps at year-end with a total notional amount of $141.5 million. $41.5 million of these swaps extend the maturities of certain short-term liabilities at the current funding rates to protect these liabilities against rising interest rates. $100.0 million of these swaps are basis swaps in which we pay the federal funds rate less a spread and receive the auction yield on three-month Treasury bills.

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

CAPITAL RESOURCES

One of our fundamental objectives is to maintain a level of capitalization that promotes depositor and investor confidence. We place an emphasis on capital strength and our ability to withstand unfavorable economic and/or business losses. We continue to maintain a strong capital position at December 31, 2000.

Total shareholders' equity at December 31, 2000 was $382.7 million, up $45.0 million from year-end 1999. The increase was primarily the result of our net income of $21.6 million in 2000, and a reduction in net unrealized securities losses of $30.2 million.

Our Regulators have issued risk-based capital guidelines for banks and bank holding companies. These requirements provide minimum Total, Tier I, and Leverage capital ratios that measure capital adequacy. The Total capital ratio measures combined Tier I and Tier II capital to risk-weighted assets. The Tier I capital ratio measures Tier I capital to risk-weighted assets. The Leverage capital ratio measures Tier I capital to quarterly average assets. At December 31, 2000 and 1999, our Corporation's and Bank's capital ratios exceeded the "well-capitalized" levels under each of the regulatory ratios (see Table O).

Our policy is to ensure that our national bank subsidiary is capitalized in accordance with regulatory guidelines. Our national bank subsidiary is subject to minimum capital ratios as prescribed by the Office of the Comptroller of the Currency, which are the same as those prescribed by the Federal Reserve Board for bank holding companies.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from estimates. Such forward-looking statements include, but are not limited to, (1) discussions of earnings and growth, future plans, business initiatives and financial projections in the Letter to Shareholders, (2) discussions of strategic plans on pages 5 through 9, (3) discussion of movement in interest rates in Management's Discussion and Analysis (MD&A), (4) discussions of loans, loan losses and credit quality in MD&A, (5) comments related to the redemption of debt, buyback of common stock and redemption of preferred stock in MD&A, (6) discussions of Asset/Liability Management and related risk in MD&A, and (7) discussion of venture capital in MD&A.

The risks and uncertainties associated with forward-looking statements include, among other things, significant changes in general economic conditions, both domestic and international; the impact of market conditions; changes in interest rates; deterioration of credit quality in our loan portfolios; the impact of interest rates and market conditions on loans, deposits, debt, equity and assumptions made in the redemption of preferred stock, repurchase of common stock, and redemption of subordinated debt; changes in our tax liability and rates; increased losses in our securities portfolio; decline in value in our venture capital investments, in particular significant risks in technology investments; and the effectiveness of our business strategies and our ability and resources to execute those strategies and manage risks associated with potential expansion plans or business initiatives.

New Financial Accounting Standards
In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and for Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. The standard requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Statements of Condition and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is effective for the company beginning January 1, 2001.

Under SFAS No. 133, changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of transaction. For fair value hedge transactions, changes in the fair value of the derivative instrument and changes in the fair value of the hedged item due to the risk being hedged will be recorded through the Consolidated Statements of Income. For cash-flow hedge transactions, effective changes in the fair value of the derivative instrument will be reported in other comprehensive income while ineffective changes will be recorded through the Consolidated Statements of Income. The gains and losses on cash flow hedge transactions that are reported in other comprehensive income will be reclassified to earnings in the periods in which earnings are affected by the hedged cash flows.

The Company adopted SFAS No. 133, as amended, on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative effect of a change in accounting principle adjustment, which resulted in a decrease to earnings of approximately $125 thousand, net of tax and a decrease to shareholders' equity of approximately $3.3 million, net of tax.

FOURTH QUARTER 2000 VS.
FOURTH QUARTER 1999

For the fourth quarter of 2000, we reported net income of $4.0 million, or $0.14 per diluted share, compared with $7.1 million, or $0.25 per diluted share, for the fourth quarter of 1999. Contributing to the decrease in net income were venture capital losses, which, after operating expenses, minority interest and taxes, resulted in a net loss of $1.8 million. Results for the fourth quarter of 2000 included a $1.3 million provision for loan losses compared to a $2.5 million provision in the same quarter of 1999.

Net interest income for the fourth quarter of 2000 was $46.5 million compared to $47.9 million reported in 1999. Noninterest income for the fourth quarter of 2000 was $23.1 million, a decrease of $4.2 million when compared with the fourth quarter of 1999. This decrease was primarily caused by a $4.7 million gross loss in the venture capital portfolio compared to a $2.0 million gain in 1999.

Noninterest expense for the fourth quarter of 2000 totaled $58.9 million, compared to $55.2 million a year earlier, an increase of $3.7 million or 7%. This increase was the result of costs related to our new business initiatives, as well as increased costs for pensions, benefits and advertising.

1999 VS. 1998

Earnings declined in 1999, with net income of $31.6 million compared to $61.8 million in 1998. Income before taxes and minority interest for 1999 was $83.8 million, representing a 24% decrease from the 1998 total of $110.9 million. The decline in earnings was attributable to decreases in net interest income and nonrecurring securities gains combined with increases in noninterest expense, provision for loans losses, and extraordinary losses. Diluted earnings per share for 1999 and 1998 were $1.09 and $1.21, respectively. Diluted earnings per share in 1998 were reduced by a one-time charge of $0.44 from the redemption of $100.0 million of 10.75% preferred stock.

Net interest income on a tax-equivalent basis totaled $190.2 million in 1999, a decrease of $3.2 million or 2% from 1998. The net interest margin was 3.76% for 1999, a decrease of two basis points from the prior year. Average interest-earning assets decreased during 1999 by $46.9 million, while the average rate earned decreased 31 basis points between the years. This decrease in the rate earned on average assets was the primary cause of a $19.1 million decrease in interest income. Average interest-bearing funds increased by $243.2 million during the year with the average rate paid declining 61 basis points, resulting in a $15.9 million decrease in interest expense.

Total noninterest income for 1999 was down $7.7 million or 7% from 1998. Excluding securities gains of $1.2 million and $15.0 million for 1999 and 1998, respectively, noninterest income increased 6% in 1999. Securities gains decreased in 1999 as a rising interest rate environment decreased the value of our investment portfolio. Trust and investment advisory income growth was $5.8 million in 1999, an increase of 13% over 1998. In addition to securities gains, certain nonrecurring items are included in 1999 and 1998 noninterest income. These include a $3.8 million gain from the sale of our corporate aircraft in 1999 and a $3.6 million gain in 1998 resulting from the termination of the RBEL pension plan.

Noninterest expense for the year ended December 31, 1999 was $207.2 million, an increase of $13.5 million or 7% over 1998. This increase was substantially the result of $6.6 million in added personnel costs during 1999, partially attributable to staff costs associated with new business initiatives. The number of employees at December 31, 1999 decreased 1% from December 31, 1998 with a year-end total of 1,589.

Income tax expense decreased $2.1 million in 1999 to $27.0 million from $29.1 million in 1998. The decreased expense was primarily the result of decreased earnings. Our effective tax rate of 32.2% for 1999 was higher than the rate of 26.2% for 1998. During 1998 we reversed valuation allowances related to deferred tax assets which reduced income tax expense.

Total loans at December 31, 1999 were $3.20 billion, a decrease of 2% from year-end 1998. The decrease resulted from a $56.5 million decrease in the residential mortgage portfolio as mortgage loan runoff was not fully replaced with new loan originations. In 1998 there was an increase in residential mortgage loans due primarily to the purchase of $261.7 million of bulk loans offset by prepayments of loans during the year. Loan balances in other lending areas were relatively consistent with year-end 1998.

The securities portfolio totaled $1.29 billion at December 31, 1999, with an average duration of 4.0 years and an average yield of 5.92%. These securities consisted primarily of U.S. Treasuries, U.S. government agency and mortgage-backed securities. At December 31, 1999, securities available for sale had $39.5 million of unrealized losses after taxes. At December 31, 1998, the portfolio totaled $970.7 million with an average life of 3.7 years and an average yield of 5.75%. The securities portfolio increased $319.2 million in 1999. The increase in securities was mainly due to increased short-term borrowings as we increased the liquidity of our financial position with borrowings from the FHLB. This increase was offset by certain uses of funds, including the repurchase of 2.1 million common shares of our stock at a cost of $42.2 million in the first quarter of 1999 and the redemption of $125.0 million in subordinated notes in the third quarter of 1999.

In 1999, a provision of $2.5 million was made to the reserve for loan losses while no provision was made in 1998. The reserve for loan losses was $41.5 million or 1.29% of total loans at December 31, 1999, compared to $54.5 million or 1.67% of total loans at December 31, 1998. Net charge-offs totaled $15.2 million in 1999 compared with net recoveries of $2.0 million for 1998. Net charge-offs for 1999 were primarily attributable to $12.3 million of charge-offs from commercial loans. These charge-offs and additions to our nonperforming loans contributed to our decision to record a provision for loan losses during the year.

Nonaccrual loans totaled $41.5 million at December 31, 1999, an increase of $14.7 million from December 31, 1998. This increase during 1999 was primarily attributable to two individual commercial loans that entered nonaccrual status during the year and totaled $14.4 million on December 31, 1999. The period end balances of these two loans reflected charge-offs on each loan in the fourth quarter of 1999, accounting for $11.3 million of the total 1999 charge-offs. The increased charge-offs caused a decrease in the total amount of reserve for loan losses; however, improvements in other factors offset the need for an additional provision. These factors included the removal of certain commercial loans from our criticized loan classification and a reduction in our overall qualitative reserves.

At December 31, 1999, the past-due loan category had a balance of $7.4 million. Past-due loan decreases at year-end 1999 were primarily the result of a foreign government overdraft for $15.8 million at December 31, 1998, that was cleared early in 1999.

On average in 1999, deposits totaled $4.13 billion compared with $4.09 billion in 1998. The average 1999 balance consisted of $3.53 billion in interest-bearing deposits and $603.4 million of noninterest-bearing demand deposits. Average demand deposits decreased during 1999 partially due to a new program in which certain noninterest-bearing accounts were transferred to the money market classification, thereby reducing the level of required reserves.

On average, short-term borrowings increased $134.6 million to $549.9 million at December 31, 1999. The increase in the balances during 1999 was due to $400.3 million of new borrowings during the year from the FHLB.

Long-term debt totaled $66.5 million at December 31, 1999 and $191.5 million at December 31, 1998. The decrease was from our early redemption of $125.0 million of subordinated notes in July 1999. The remaining balance in long-term debt at December 31, 1999 consisted of subordinated debentures of $66.5 million due in 2009. Trust Preferred Securities totaled $350.0 million at December 31, 1999 and 1998; included in these securities are $200.0 million of 8.875% securities issued in 1997 and $150.0 million of 8.625% securities issued in 1996.

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

TABLE A:
THREE-YEAR AVERAGE CONSOLIDATED STATEMENTS OF CONDITION AND RATES 1


                                                    2000                            1999                            1998
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                           AVERAGE     INCOME/   YIELDS/    AVERAGE   INCOME/  YIELDS/     AVERAGE   INCOME/  YIELDS/
                                        BALANCES     EXPENSE    RATES    BALANCES   EXPENSE   RATES     BALANCES   EXPENSE   RATES
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Loans:
  Commercial-Taxable                    $  441,016  $ 33,835    7.67%  $  563,729  $ 38,263    6.79%  $  551,179  $ 39,830    7.23%
  Commercial-Tax-Exempt                    150,085    10,589    7.06%     127,158     9,858    7.75       57,232     4,598    8.03
  Real Estate-
    Commercial/Construction                430,796    34,163    7.93%     394,584    30,234    7.66      408,314    35,468    8.69
  Residential Mortgage                   1,190,817    86,826    7.29%   1,229,224    85,848    6.98    1,247,988    89,265    7.15
  Loans Held for Sale                        9,875      --       -- %        --        --       --          --        --       --
  Home Equity                              336,539    25,771    7.66%     317,872    22,845    7.19      326,837    25,179    7.70
  Consumer                                  69,740     8,981   12.88%      70,754     8,817   12.46       69,199     8,685   12.55
  Foreign                                  457,774    35,757    7.81%     501,035    37,527    7.49      427,062    36,705    8.59
------------------------------------------------------------------------------------------------------------------------------------
Total Loans, Including Fees              3,086,642   235,922    7.64%   3,204,356   233,392    7.28    3,087,811   239,730    7.76

Securities Available for Sale 2          1,263,546    79,098    6.26%   1,183,004    70,564    5.96    1,178,271    71,331    6.05
Time Deposits with Other Banks             354,213    22,724    6.42%     479,368    23,552    4.91      618,964    33,379    5.39
Federal Funds Sold and
  Reverse Repurchase Agreements            302,692    19,093    6.31%     196,668    10,179    5.18      225,219    12,351    5.48
------------------------------------------------------------------------------------------------------------------------------------
Total Earning Assets and
  Average Rate Earned                    5,007,093   356,837    7.13%   5,063,396   337,687    6.67    5,110,265   356,791    6.98

Less:  Reserve for Loan Losses              38,341                         52,505                         53,625
Cash and Due from Banks                    136,912                        149,678                        144,761
Premises and Equipment, Net                201,175                        203,353                        179,379
Other Assets 3                             298,191                        218,671                        185,931
====================================================================================================================================
Total Assets                            $5,605,030                     $5,582,593                     $5,566,711
====================================================================================================================================
LIABILITIES, MINORITY INTEREST
  AND SHAREHOLDERS' EQUITY
Interest-Bearing Deposits:
  Savings and NOW Accounts              $  218,423  $  2,123    0.97%  $  233,715  $  2,547    1.09%  $  244,604  $  4,967    2.03%
  Money Market Deposit Accounts          1,776,408    39,242    2.21%   1,715,321    33,539    1.96    1,558,482    41,260    2.65
  Time Deposits in Domestic Offices        930,421    46,764    5.03%     978,168    42,061    4.30      989,658    45,029    4.55
  Time Deposits in Foreign Offices         576,845    35,313    6.12%     604,256    31,947    5.29      574,022    34,873    6.08
------------------------------------------------------------------------------------------------------------------------------------
Total Interest-Bearing Deposits          3,502,097   123,442    3.52%   3,531,460   110,094    3.12    3,366,766   126,129    3.75

Short-Term Borrowings:
  Federal Funds Purchased and
    Repurchase Agreements                  453,116    25,915    5.72%     371,891    17,038    4.58      396,438    19,443    4.90
Other Short-Term Borrowings                146,625     7,531    5.14%     178,017     7,779    4.37       18,824       405    2.16
Long-Term Debt                              66,525     6,420    9.65%     135,361    12,592    9.30      191,525    17,473    9.12
------------------------------------------------------------------------------------------------------------------------------------
Total Interest-Bearing Funds
  and Average Rate Incurred              4,168,363   163,308    3.92%   4,216,729   147,503    3.50    3,973,553   163,450    4.11

Demand Deposits 4                          632,232                        603,449                        723,138
Other Liabilities                           98,058                         66,583                         65,481
Minority Interest                          350,000                        350,000                        350,000
Shareholders' Equity                       356,377                        345,832                        454,539
====================================================================================================================================
Total Liabilities, Minority Interest
  and Shareholders' Equity              $5,605,030                     $5,582,593                     $5,566,711

Net Interest Income and Spread                      $193,529    3.21%              $190,184    3.17%              $193,341    2.87%
====================================================================================================================================
Net Interest Margin on Earning Assets                           3.87%                          3.76%                          3.78%
====================================================================================================================================

1 Income and rates are computed on a tax-equivalent basis using a federal income tax rate of 35% for 2000, 1999, and 1998, in addition to local tax rates as applicable. Average foreign assets and average foreign liabilities are found under "Supplemental Financial Data".
2 The averages and rates for the securities available for sale portfolio are based on amortized cost.
3 Includes  venture capital investment balances in 2000, 1999 and 1998.
4 Demand deposit balances for all periods presented exclude certain accounts transferred to the money market classification to reduce the level of deposit reserves required.

TABLE B:
NET INTEREST INCOME CHANGES 1

                                                                2000 VERSUS 1999                        1999 VERSUS 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                         DUE TO      DUE TO      TOTAL         DUE TO      DUE TO        TOTAL
(IN THOUSANDS)                                            RATE       VOLUME     CHANGE          RATE       VOLUME       CHANGE
------------------------------------------------------------------------------------------------------------------------------------
Interest Income:
  Loans, Including Fees                                  $11,848   $(9,318)    $ 2,530       $(15,546)     $ 9,208     $ (6,338)
  Securities Available for Sale                            3,628     4,906       8,534         (1,042)         275         (767)
  Time Deposits with Other Banks                           6,190    (7,018)       (828)        (2,769)      (7,058)      (9,827)
  Federal Funds Sold and Reverse
    Repurchase Agreements                                  2,564     6,350       8,914           (661)      (1,511)      (2,172)
------------------------------------------------------------------------------------------------------------------------------------
Total Interest Income                                     24,230    (5,080)     19,150        (20,018)         914      (19,104)

Interest Expense:
  Savings and NOW Accounts                                  (264)     (160)       (424)        (2,208)        (212)      (2,420)
  Money Market Deposit Accounts                            4,455     1,248       5,703        (11,586)       3,865       (7,721)
  Time Deposits in Domestic Offices                        6,834    (2,131)      4,703         (2,450)        (518)      (2,968)
  Time Deposits in Foreign Offices                         4,863    (1,497)      3,366         (4,703)       1,777       (2,926)
  Federal Funds Purchased and
    Repurchase Agreements                                  4,727     4,150       8,877         (1,231)      (1,173)      (2,404)
  Other Short-Term Borrowings                              1,244    (1,492)       (248)           796        6,577        7,373
  Long-Term Debt                                             457    (6,629)     (6,172)           343       (5,224)      (4,881)
------------------------------------------------------------------------------------------------------------------------------------
Total Interest Expense                                    22,316    (6,511)     15,805        (21,039)       5,092      (15,947)
====================================================================================================================================
Net Interest Income                                      $ 1,914   $ 1,431     $ 3,345       $  1,021      $(4,178)    $ (3,157)
====================================================================================================================================

1 The dollar amount of changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) has been allocated between rate and volume variances based on the percentage relationship of such variances to each other. Income and rates are computed on a tax-equivalent basis using a federal income tax rate of 35% for 2000, 1999 and 1998, in addition to local tax rates as applicable.

TABLE C:
YEAR-END LOANS
DECEMBER 31,

(IN THOUSANDS)                                              2000           1999            1998            1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Domestic:
  Commercial and Financial                              $  479,443     $  667,393      $  668,778      $  529,894      $  443,557
  Real Estate-Commercial/Construction                      440,900        415,304         409,586         410,011         352,015
  Residential Mortgage                                   1,168,243      1,219,740       1,276,257       1,156,493       1,226,110
  Loans Held for Sale                                       15,433          --              --              --              --
  Home Equity                                              335,825        315,520         314,347         317,669         281,867
  Consumer                                                  68,010         73,158          69,419          78,932          78,617
------------------------------------------------------------------------------------------------------------------------------------
Total Domestic                                           2,507,854      2,691,115       2,738,387       2,492,999       2,382,166

Foreign:
  Governments and Official Institutions                     69,119         67,555          74,676          50,606          17,131
  Banks and Other Financial Institutions                     1,717          2,730           9,451           8,506           5,457
  Commercial and Industrial                                329,903        395,120         395,552         293,609         213,236
  Other                                                     37,086         51,607          42,353          36,911          15,958
------------------------------------------------------------------------------------------------------------------------------------
Total Foreign                                              437,825        517,012         522,032         389,632         251,782

Total Loans                                              2,945,679      3,208,127       3,260,419       2,882,631       2,633,948

Net Deferred Loan Fees, Costs,
  Premiums and Discounts                                    (4,941)        (6,146)         (2,284)          1,742           3,886
------------------------------------------------------------------------------------------------------------------------------------
Loans                                                    2,940,738      3,201,981       3,258,135       2,884,373       2,637,834
Reserve for Loan Losses                                    (36,197)       (41,455)        (54,455)        (52,381)        (64,486)
====================================================================================================================================
Total Net Loans                                         $2,904,541     $3,160,526      $3,203,680      $2,831,992      $2,573,348
====================================================================================================================================

TABLE D:
YEAR-END MATURITIES AND RATE SENSITIVITY
DECEMBER 31, 2000

                                                                           LESS THAN                       OVER
(IN THOUSANDS)                                                              1 YEAR 1     1-5 YEARS        5 YEARS           TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Maturities:
  Commercial and Financial                                                 $103,351       $187,490      $  188,602       $  479,443
  Real Estate-Commercial/Construction                                        45,133        195,652         200,115          440,900
  Residential Mortgage                                                       34,734        165,385         968,124        1,168,243
  Loans Held for Sale                                                           129            632          14,672           15,433
  Home Equity                                                               127,673         79,541         128,611          335,825
  Consumer                                                                   48,565         18,984             461           68,010
  Foreign                                                                   304,347        122,269          11,209          437,825
====================================================================================================================================
Total Loans                                                                $663,932       $769,953      $1,511,794       $2,945,679

Rate Sensitivity:
  With Fixed Interest Rates                                                $153,370       $486,379      $1,143,486       $1,783,235
  With Floating and Adjustable Interest Rates                               510,562        283,574         368,308        1,162,444
====================================================================================================================================
Total Loans                                                                $663,932       $769,953      $1,511,794       $2,945,679
====================================================================================================================================

1 Includes demand loans, loans having no stated schedule of repayments or maturity, and overdrafts.





TABLE E:
REAL ESTATE-COMMERCIAL/CONSTRUCTION LOANS
GEOGRAPHIC DISTRIBUTION BY TYPE
DECEMBER 31, 2000

                                                                                        GEOGRAPHIC LOCATION
------------------------------------------------------------------------------------------------------------------------------------
                                                            DISTRICT OF                                     UNITED
(IN THOUSANDS)                                               COLUMBIA       VIRGINIA        MARYLAND        KINGDOM          TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Land Acquisition and
  Construction Development                                    $  2,628       $    987       $    500        $  --          $  4,115
Multi-Family Residential                                        22,705         21,911            258           --            44,874

Commercial:
  Office Buildings                                             123,049         49,775         35,088           --           207,912
Shopping Centers                                                14,318         33,578         51,598           --            99,494
  Hotels                                                         1,086          --              --             --             1,086
  Industrial/Warehouse                                           3,371          4,813         10,936           --            19,120
  Churches                                                      17,267            761         20,389           --            38,417
  Other                                                          4,054         17,339          4,489           --            25,882
------------------------------------------------------------------------------------------------------------------------------------
Total Commercial                                              $163,145       $106,266       $122,500        $  --          $391,911
------------------------------------------------------------------------------------------------------------------------------------
Total Domestic Real Estate-
  Commercial/Construction Loans                                188,478        129,164        123,258           --           440,900
Foreign                                                          --             --              --           145,918        145,918

Total Real Estate-
  Commercial/Construction Loans                               $188,478       $129,164       $123,258        $145,918       $586,818
====================================================================================================================================

TABLE F:
CROSS-BORDER OUTSTANDINGS THAT EXCEED 1% OF TOTAL ASSETS 1

                                               GOVERNMENTS            BANKS AND          COMMERCIAL
                                              AND OFFICIAL         OTHER FINANCIAL           AND
(IN THOUSANDS)                                INSTITUTIONS          INSTITUTIONS         INDUSTRIAL          OTHER           TOTAL
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 2000
United Kingdom                                   $1,000               $(31,196)            $282,285         $ 8,350        $260,439
United States 2                                     --                 180,992                --             11,121         192,113
Saudi Arabia                                        --                      11                --             64,131          64,142
====================================================================================================================================
As of December 31, 1999
United Kingdom                                      536                (33,906)             360,575           4,356         331,561
United States 2                                     --                 208,468                 --             9,499         217,967
====================================================================================================================================
As of December 31, 1998
United Kingdom                                      313                (73,380)             344,081           3,874         274,888
United States 2                                     --                 378,419                 --            21,262         399,681
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



TABLE G:
CROSS-BORDER OUTSTANDINGS THAT EXCEED 1% OF TOTAL ASSETS
WITH NONPERFORMING OR PAST-DUE LOANS

                                                                                                           TOTAL
                                                                                   NONACCRUAL          NONPERFORMING      PAST-DUE
(IN THOUSANDS)                                                                        LOANS                LOANS            LOANS
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 2000
United Kingdom                                                                        $1,779 1            $1,779             $19
====================================================================================================================================
As of December 31, 1999
United Kingdom                                                                         2,185 2             2,185              --
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1998
United Kingdom                                                                         2,843 3             2,843              21
====================================================================================================================================

1 As of December 31, 2000, $822 of nonaccrual loans were classified as renegotiated loans.
2 As of December 31, 1999, $1,210 of nonaccrual loans were classified as renegotiated loans.
3 As of December 31, 1998, all nonaccrual loans were also classified as renegotiated loans.

TABLE H:
MATURITIES OF SECURITIES AVAILABLE FOR SALE
DECEMBER 31, 2000

                                                                                              GROSS          GROSS          BOOK/
                                                                              AMORTIZED    UNREALIZED     UNREALIZED       MARKET
(IN THOUSANDS)                                                                  COST          GAINS         LOSSES          VALUE
------------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities:
    Due within 1 year                                                        $   99,924       $ --          $   147      $   99,777
    Mature after 1 but within 5 years                                           100,581         696             --          101,277
    Mature after 10 years                                                       113,104         --            5,041         108,063
Government Agencies Securities:
    Due within 1 year                                                           256,481           3             404         256,080
    Due after 1 year but within 5 years                                          93,930         231              27          94,134
    Due after 5 years but within 10 years                                        24,977         --              355          24,622
Mortgage-Backed Securities:
    Due after 5 years but within 10 years                                        20,816          75             956          19,935
    Mature after 10 years                                                       491,116         509           8,918         482,707
Other Securities:
    Mature within 1 year                                                         23,056         --              --           23,056
    Mature after 10 years                                                        30,322         --              --           30,322
====================================================================================================================================
Total Securities Available for Sale                                          $1,254,307      $1,514         $15,848      $1,239,973
====================================================================================================================================




TABLE I:
RESERVE FOR LOAN LOSSES AND SUMMARY OF CHARGE-OFFS
(RECOVERIES)
DECEMBER 31,

(IN THOUSANDS)                                           2000           1999             1998            1997              1996
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1                                     $41,455        $ 54,455         $52,381         $ 64,486           $ 56,546
Provision for Loan Losses                               18,791           2,500            --            (12,000)              --
Loans Charged Off:
  Commercial and Financial                               9,059          12,251             579              146                764
  Real Estate-Commercial/Construction                      148              90             183              --               1,061
  Residential Mortgage                                      30             178               5               10                 11
  Home Equity                                               63             220             186              448                 67
  Consumer                                               2,699           2,238           2,232            2,047              1,513
  Foreign                                               14,168           1,970             937              593                260
------------------------------------------------------------------------------------------------------------------------------------
Total Loans Charged Off                                 26,167          16,947           4,122            3,244              3,676

Recoveries on Charged-Off Loans:
  Commercial and Financial                                 568             399              72              220                397
  Real Estate-Commercial/Construction                      548             207           4,410            2,263              3,802
  Residential Mortgage                                      49             --             --                 10               --
  Home Equity                                              117             105              58               47                 27
  Consumer                                                 715             472             546              510                512
  Foreign                                                  626             526           1,016              666              5,513
------------------------------------------------------------------------------------------------------------------------------------
Total Recoveries on Charged-Off Loans                    2,623           1,709           6,102            3,716             10,251

Net Charge-Offs (Recoveries)                            23,544          15,238          (1,980)            (472)            (6,575)
Foreign Exchange Translation Adjustments                  (505)           (262)             94             (577)             1,365
====================================================================================================================================
Balance, December 31                                   $36,197        $ 41,455        $ 54,455         $ 52,381           $ 64,486
====================================================================================================================================
Ratio of Net Charge-Offs (Recoveries) to
    Average Loans                                          .76%            .48%           (.06)%           (.02)%             (.26)%
====================================================================================================================================
Ratio of Reserve for Loan Losses to Total Loans           1.23%           1.29%           1.67 %           1.82 %             2.44 %
====================================================================================================================================

TABLE J:
RESERVE FOR LOAN LOSSES ALLOCATION AND LOAN DISTRIBUTION
DECEMBER 31,

(IN THOUSANDS)


Allocation of the Reserve for Loan Losses                 2000             1999            1998            1997             1996
------------------------------------------------------------------------------------------------------------------------------------
Commercial and Financial                               $15,755           $21,807          $27,631         $11,473          $18,923
Real Estate-Commercial/Construction                      5,446             3,768            4,438           7,952            9,714
Residential Mortgage                                     1,161             1,218            1,275           1,157            1,226
Loans Held for Sale                                         15              --               --              --               --
Home Equity and Consumer                                 2,851             2,780            2,612           3,593            4,231
Foreign                                                  7,036             6,006            8,665           4,765            4,398
Based on Qualitative Factors                             3,933             5,876            9,834          23,441           25,994
====================================================================================================================================
Balance, December 31                                   $36,197           $41,455          $54,455         $52,381          $64,486
====================================================================================================================================



Distribution of Year-End Loans                            2000            1999             1998            1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Commercial and Financial                                 16.3%            20.8%           20.5%           18.4%            16.8%
Real Estate-Commercial/Construction                      15.0             13.0            12.6            14.2             13.4
Residential Mortgage                                     39.6             38.0            39.1            40.1             46.5
Loans Held for Sale                                       0.5              --              --              --                --
Home Equity and Consumer                                 13.7             12.1            11.8            13.8             13.7
Foreign                                                  14.9             16.1            16.0            13.5              9.6
====================================================================================================================================
Total, December 31                                      100.0%           100.0%          100.0%          100.0%           100.0%
====================================================================================================================================

TABLE K:
NONPERFORMING ASSETS AND PAST-DUE LOANS
DECEMBER 31,

(IN THOUSANDS)                                            2000             1999           1998            1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Nonperforming Assets:
Nonaccrual Loans:
  Domestic                                             $   34,228      $   40,559     $   26,831      $    1,916      $    9,133
  Foreign                                                     957             975           --             1,877             743
------------------------------------------------------------------------------------------------------------------------------------
Total Nonaccrual Loans                                     35,185          41,534         26,831           3,793           9,876

Renegotiated Loans:
  Domestic                                                     31              53             77             101             125
  Foreign                                                     822           1,210          2,843             --              --
------------------------------------------------------------------------------------------------------------------------------------
Total Renegotiated Loans                                      853           1,263          2,920             101             125

Other Real Estate Owned, Net:
  Domestic                                                  1,133             908          1,638           4,993          27,722
  Foreign                                                     --              --              42              83             399
------------------------------------------------------------------------------------------------------------------------------------
Total Other Real Estate Owned, Net                          1,133             908          1,680           5,076          28,121
====================================================================================================================================
Total Nonperforming Assets, Net                        $   37,171      $   43,705     $   31,431      $    8,970      $   38,122
====================================================================================================================================
Past-Due Loans:
  Domestic                                             $   11,100      $    7,429     $   25,254      $    7,279      $    3,849
  Foreign                                                      19             --              15             --              --
====================================================================================================================================
Total Past-Due Loans                                   $   11,119      $    7,429     $   25,269      $    7,279      $    3,849
====================================================================================================================================
Total Loans, Net of Deferred
  Loan Fees, Costs, Premiums
  and Discounts                                        $2,940,738      $3,201,981     $3,258,135      $2,884,373      $2,637,834
Ratio of Nonaccrual Loans to Total Loans                     1.20%           1.30%           .82 %           .13%            .37%
====================================================================================================================================
Ratio of Nonperforming Assets to Total Loans
  and Other Real Estate Owned, Net                           1.26%           1.36%           .96 %           .31%           1.43%
====================================================================================================================================

TABLE L:
INTEREST INCOME ON NONACCRUAL AND RENEGOTIATED LOANS
DECEMBER 31,

(IN THOUSANDS)                                                2000             1999            1998           1997           1996
------------------------------------------------------------------------------------------------------------------------------------
Interest Income at Original Terms:
  Nonaccrual Loans:
    Domestic                                                 $3,346           $3,168          $  751          $385          $  972
    Foreign                                                     332              --              --             65             228
  Renegotiated Loans                                            201              222             586            18              68
====================================================================================================================================
Total                                                        $3,879           $3,390          $1,337          $468          $1,268
====================================================================================================================================
Actual Interest Income Recognized:
  Nonaccrual Loans:
    Domestic                                                 $   41           $  249          $  --           $  5          $  254
    Foreign                                                     --               --              --            --               37
  Renegotiated Loans                                             19              --              --            --              --
====================================================================================================================================
Total                                                        $   60           $  249          $  --           $  5          $  291
====================================================================================================================================




TABLE M:
SHORT-TERM BORROWINGS

                                                       FEDERAL FUNDS PURCHASED
                                                      AND REPURCHASE AGREEMENTS                  OTHER SHORT-TERM BORROWINGS
(IN THOUSANDS)                                    2000        1999            1998           2000         1999           1998
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31                            $571,937      $424,508      $353,303       $ 10,895     $407,694      $21,077

Average Amount Outstanding 1                     453,116       371,891       396,438        146,625      178,017       18,824
Weighted-Average Rate Paid 1                        5.72%         4.58%         4.90%          5.14%        4.37%        2.16%
Maximum Amount Outstanding at any
  Month-End                                      571,937       424,508       547,934        407,334      426,571       27,014
====================================================================================================================================

1 Average amounts are based on daily balances. Average rates are computed by dividing actual interest expense by average amounts outstanding.

TABLE N:
INTEREST-RATE SENSITIVITY ANALYSIS 1

                                                                   MOVEMENTS IN INTEREST RATES FROM DECEMBER 31, 2000

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
------------------------------------------------------------------------------------------------------------------------------------
Simulated Impact Compared with a
 Most Likely Scenario:

 Net Interest Income Increase (Decrease)                (2.0)%                0.3%                      (1.4)%            (0.9)%

 Net Interest Income Increase (Decrease)             $(3,820)%               $634%                   $(8,490)%         $(5,436)%
====================================================================================================================================



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
------------------------------------------------------------------------------------------------------------------------------------
Simulated Impact Compared with a
 Most Likely Scenario:

 Net Interest Income Increase (Decrease)                (1.6)%                4.1%                      (4.2)%              3.7%

 Net Interest Income Increase (Decrease)             $(3,025)              $7,886                   $(25,972)           $22,895
====================================================================================================================================

1 Key Assumptions:
   Assumptions with respect to the model's projection of the effect of changes in interest rates on Net Interest Income include:
   1. Target balances for various asset and liability classes, which are solicited from the management of the various units of the Corporation.
   2. Interest rate scenarios which are generated by ALCO for the "most likely" scenario and are dictated by policy for the alternative scenarios.
   3. Spread relationships between various interest rate indices, which are generated by the analysis of historical relationships and ALCO consensus.
   4. Assumptions   about  the  effect  of  embedded  options  and  prepayment speeds: instruments that are callable are assumed to be called at the first opportunity if an interest rate scenario makes it advantageous for the owner of the call to do so. Prepayment assumptions for mortgage products are derived from accepted industry sources.
   5. Reinvestment rates for funds replacing assets or liabilities that are assumed (through early withdrawal, prepayment, calls, etc.) to run off the balance sheet, which are generated by the spread relationships.
   6. Maturity strategies with respect to assets and liabilities, which are solicited from the management of the various units of the Corporation.


TABLE O:
CAPITAL RATIOS
DECEMBER 31,

                                                                                                     REQUIRED            WELL
                                                                       2000            1999          MINIMUMS         CAPITALIZED
------------------------------------------------------------------------------------------------------------------------------------
Riggs National Corporation
  Tier I                                                              15.92%          14.09%           4.00%             6.00%
  Combined Tier I and Tier II                                         25.87           23.55            8.00             10.00
  Leverage                                                             9.47            8.59            4.00              5.00
Riggs Bank N.A.
  Tier I                                                              13.99%          12.63%           4.00%             6.00%
  Combined Tier I and Tier II                                         15.18           13.86            8.00             10.00
  Leverage                                                             8.44            7.91            4.00              5.00
====================================================================================================================================

Consolidated
STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                2000               1999              1998
------------------------------------------------------------------------------------------------------------------------------------
Interest Income
Interest and Fees on Loans                                                            $233,763         $230,577           $238,564
Interest and Dividends on Securities Available for Sale                                 79,098           70,135             69,508
Time Deposits with Other Banks                                                          22,724           23,552             33,379
Federal Funds Sold and Reverse Repurchase Agreements                                    19,093           10,179             12,351
------------------------------------------------------------------------------------------------------------------------------------
Total Interest Income                                                                  354,678          334,443            353,802
Interest Expense
Interest on Deposits:
  Savings and NOW Accounts                                                               2,123            2,547              4,967
  Money Market Deposit Accounts                                                         39,242           33,539             41,260
  Time Deposits in Domestic Offices                                                     46,764           42,061             45,029
  Time Deposits in Foreign Offices                                                      35,313           31,947             34,873
------------------------------------------------------------------------------------------------------------------------------------
Total Interest on Deposits                                                             123,442          110,094            126,129
Interest on Short-Term Borrowings and Long-Term Debt:
  Federal Funds Purchased and Repurchase Agreements                                     25,915           17,038             19,443
  Other Short-Term Borrowings                                                            7,531            7,779                405
  Long-Term Debt                                                                         6,420           12,592             17,473
------------------------------------------------------------------------------------------------------------------------------------
Total Interest on Short-Term Borrowings and Long-Term Debt                              39,866           37,409             37,321
Total Interest Expense                                                                 163,308          147,503            163,450
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                                    191,370          186,940            190,352
Less: Provision for Loan Losses                                                         18,791            2,500               --
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses                                    172,579          184,440            190,352
Noninterest Income
  Trust and Investment Advisory Income                                                  55,207           51,671             45,847
  Service Charges and Fees                                                              41,474           39,464             39,161
  Venture Capital Gains, Net                                                            10,563            1,975               --
  Other Noninterest Income                                                              10,442           12,362             14,251
  Securities Gains, Net                                                                    327            1,154             15,023
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income                                                               118,013          106,626            114,282
Noninterest Expense
  Salaries and Wages                                                                    83,645           78,628             74,185
  Pensions and Other Employee Benefits                                                  16,995           13,275             11,109
  Occupancy, Net                                                                        19,895           18,697             18,329
  Data Processing Services                                                              20,407           19,038             17,663
  Furniture, Equipment, and Software                                                    17,980           15,986             13,930
  Credit Card Processing                                                                 8,232            7,709              6,643
  Consultants and Outsourcing Fees                                                       8,692            9,502             11,099
  Advertising and Public Relations                                                       5,337            4,809              3,992
  FDIC Insurance                                                                           704              399                415
  Other Real Estate Owned Expense (Income), Net                                            132              (72)               107
  Other Noninterest Expense                                                             42,331           39,273             36,280
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense                                                              224,350          207,244            193,752
Income before Taxes, Minority Interest, and Extraordinary Loss                          66,242           83,822            110,882
Applicable Income Tax Expense                                                           25,053           26,953             29,088
Minority Interest in Income of Subsidiaries, Net of Taxes                               19,588           20,214             19,947
====================================================================================================================================
Net Income before Extraordinary Loss                                                  $ 21,601         $ 36,655           $ 61,847
Extraordinary Loss, Net of Taxes                                                          --              5,061               --
====================================================================================================================================
Net Income                                                                            $ 21,601         $ 31,594           $ 61,847
Less:  Dividends on Preferred Stock                                                       --               --                9,854
Less:  Excess of Call Price over Carrying Amount of Preferred Stock                       --               --               13,808
------------------------------------------------------------------------------------------------------------------------------------
Net Income Available for Common Shareholders                                          $ 21,601         $ 31,594           $ 38,185
------------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share
  Basic before Extraordinary Loss                                                     $    .76         $   1.29           $   1.25
  Diluted before Extraordinary Loss                                                        .76             1.26               1.21
====================================================================================================================================
  Basic                                                                               $    .76         $   1.11           $   1.25
  Diluted                                                                                  .76             1.09               1.21
====================================================================================================================================
The Accompanying Notes Are An Integral Part Of These Statements.

Consolidated
STATEMENTS OF CONDITION

DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                                  2000              1999
------------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and Due from Banks                                                                               $  156,075       $  149,712
Federal Funds Sold and Reverse Repurchase Agreements                                                     395,000          346,000
------------------------------------------------------------------------------------------------------------------------------------
Total Cash and Cash Equivalents                                                                          551,075          495,712
Time Deposits with Other Banks                                                                           365,901          413,528
Securities Available for Sale (at Market Value)                                                        1,239,973        1,289,884
Venture Capital Investments                                                                               83,734           39,525
Loans                                                                                                  2,940,738        3,201,981
Reserve for Loan Losses                                                                                  (36,197)         (41,455)
------------------------------------------------------------------------------------------------------------------------------------
Total Net Loans                                                                                        2,904,541        3,160,526
Premises and Equipment, Net                                                                              200,455          202,840
Other Real Estate Owned                                                                                    1,133              908
Other Assets                                                                                             207,660          227,226
====================================================================================================================================
Total Assets                                                                                          $5,554,472       $5,830,149
====================================================================================================================================
Liabilities
Deposits:
  Noninterest-Bearing Demand Deposits                                                                 $  676,405       $  729,030
  Interest-Bearing Deposits:
    Savings and NOW Accounts                                                                             315,375          395,024
    Money Market Deposit Accounts                                                                      1,694,705        1,489,690
    Time Deposits in Domestic Offices                                                                    785,318        1,068,920
    Time Deposits in Foreign Offices                                                                     604,174          492,669
------------------------------------------------------------------------------------------------------------------------------------
  Total Interest-Bearing Deposits                                                                      3,399,572        3,446,303
Total Deposits                                                                                         4,075,977        4,175,333
Short-Term Borrowings:
  Federal Funds Purchased and Repurchase Agreements                                                      571,937          424,508
  Other Short-Term Borrowings                                                                             10,895          407,694
------------------------------------------------------------------------------------------------------------------------------------
Total Short-Term Borrowings                                                                              582,832          832,202
Other Liabilities                                                                                         96,392           68,376
Long-Term Debt                                                                                            66,525           66,525
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                      4,821,726        5,142,436
Guaranteed Preferred Beneficial Interests in Junior Subordinated
  Deferrable Interest Debentures                                                                         350,000          350,000
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Common Stock - $2.50 Par Value
  Shares  Authorized - 50,000,000 at December 31, 2000, and 1999 Shares Issued -
  31,701,464 at December 31, 2000, and 31,615,495
      at December 31, 1999                                                                                79,254           79,039
Surplus - Common Stock                                                                                   162,206          161,439
Undivided Profits                                                                                        226,616          210,682
Accumulated Other Comprehensive Loss                                                                     (13,973)         (42,090)
Treasury Stock - 3,300,798 shares at December 31, 2000,
  and December 31, 1999                                                                                  (71,357)         (71,357)
------------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                               382,746          337,713
====================================================================================================================================
Total Liabilities and Shareholders' Equity                                                            $5,554,472       $5,830,149
====================================================================================================================================
The Accompanying Notes Are An Integral Part Of These Statements.

Consolidated
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                                               ACCUMULATED
                                                  PREFERRED   COMMON                              OTHER                    TOTAL
                                                    STOCK      STOCK              UNDIVIDED   COMPREHENSIVE TREASURY   SHAREHOLDERS'
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)          $1.00 PAR  $2.50 PAR   SURPLUS   PROFITS    INCOME (LOSS)   STOCK       EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                        $ 4,000     $78,654  $250,352   $152,732     $  1,167     $(23,723)  $ 463,182

Comprehensive Income:
Net Income                                                                          61,847                             $  61,847
Other Comprehensive Income
 (Loss), Net of Tax:
Unrealized Gain (Loss) on Securities
 Available for Sale, Net of
  Reclassification Adjustments                                                                   (3,238)                  (3,238)
Foreign Exchange Translation Adjustments                                                           (477)                    (477)
------------------------------------------------------------------------------------------------------------------------------------
Total Other Comprehensive Income (Loss)                                                                                   (3,715)
====================================================================================================================================
Total Comprehensive Income                                                                                             $  58,132

Issuance of Common Stock for
 Stock Option Plans - 93,559 shares                               234     1,600                                            1,834
Cash Dividends Declared:
 Common Stock, $.20 Per Share                                                       (6,123)                               (6,123)
 Series B Preferred Stock, $2.6875 Per Share                                        (9,854)                               (9,854)
Redemption of Preferred Stock                      (4,000)              (91,192)   (13,808)                             (109,000)
Common Stock Repurchase - 275,000 Shares                                                                      (5,443)     (5,443)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                        $  --       $78,888  $160,760   $184,794     $ (2,548)    $(29,166)  $ 392,728
====================================================================================================================================

Comprehensive Income:
Net Income                                                                          31,594                             $  31,594
Other Comprehensive Income
 (Loss), Net of Tax:
Unrealized Gain (Loss) on Securities
 Available for Sale, Net of
  Reclassification Adjustments                                                                  (38,294)                 (38,294)
Foreign Exchange Translation Adjustments                                                         (1,248)                  (1,248)
------------------------------------------------------------------------------------------------------------------------------------
Total Other Comprehensive Income(Loss)                                                                                   (39,542)
====================================================================================================================================
Total Comprehensive Loss                                                                                               $  (7,948)

Issuance of Common Stock for
 Stock Option Plans - 60,150 shares                               151       679                                              830
Cash Dividends Declared:
 Common Stock, $.20 Per Share                                                       (5,706)                               (5,706)
Common Stock Repurchase - 2,125,000 Shares                                                                   (42,191)    (42,191)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                        $  --       $79,039  $161,439   $210,682     $(42,090)    $(71,357)  $ 337,713
====================================================================================================================================

Comprehensive Income:
Net Income                                                                          21,601                             $  21,601
Other Comprehensive Income
 (Loss), Net of Tax:
Unrealized Gain (Loss) on Securities
 Available for Sale, Net of
  Reclassification Adjustments                                                                   30,177                   30,177
Foreign Exchange Translation Adjustments                                                         (2,060)                  (2,060)
------------------------------------------------------------------------------------------------------------------------------------
Total Other Comprehensive Income(Loss)                                                                                    28,117
====================================================================================================================================
Total Comprehensive Income                                                                                             $  49,718

Issuance of Common Stock for
 Stock Option Plans - 85,969 shares                               215       767                                              982
Cash Dividends Declared:
 Common Stock, $.20 Per Share                                                       (5,667)                               (5,667)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                        $  --       $79,254  $162,206   $226,616     $(13,973)    $(71,357)  $ 382,746
====================================================================================================================================
The Accompanying Notes Are An Integral Part Of These Statements.


Consolidated
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,


(IN THOUSANDS)                                                                        2000               1999              1998
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income                                                                         $    21,601      $    31,594       $    61,847
Adjustments to Reconcile Net Income to Cash
 Provided by (Used in) Operating Activities:
  Provision for Loan Losses                                                             18,791            2,500              --
  Provision for Other Real Estate Owned Losses                                            --                 23             1,036
  Unrealized Gains on Venture Capital Investments                                       (7,187)          (1,970)             --
  Gains on Sales of Venture Capital Investments                                         (3,376)              (5)             --
  Depreciation Expense and Amortization of Leasehold Improvements                       14,060           12,113            11,459
  Net Gains on Sale of Securities Available for Sale                                      (327)          (1,154)          (15,023)
  Gains on Sale of Other Real Estate Owned                                                --                (61)             (918)
  Decrease (Increase) in Other Assets                                                    3,318          (15,185)            2,374
  Increase (Decrease) in Other Liabilities                                              28,016           19,526          (142,443)
  Extraordinary Losses on Redemption of Long-Term Debt                                    --              7,786              --
------------------------------------------------------------------------------------------------------------------------------------
 Total Adjustments                                                                      53,295           23,573          (143,515)
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used In) Operating Activities                                     74,896           55,167           (81,668)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Net Decrease (Increase) in Time Deposits with Other Banks                             47,627          282,653          (454,368)
  Proceeds from Maturities of Securities Available for Sale                          1,671,005        3,247,978         5,555,730
  Proceeds from Sale of Securities Available for Sale                                  208,129          177,703         1,706,165
  Purchase of Securities Available for Sale                                         (1,782,469)      (3,802,597)       (6,550,030)
  Purchases of Venture Capital Investments                                             (39,970)         (34,462)           (3,093)
  Proceeds from Sale of Venture Capital Investments                                      6,324                5              --
  Net Decrease (Increase) in Loans                                                     237,699           40,916          (371,688)
  Proceeds from Sale of Other Real Estate Owned, Net of Additions                         (225)             809             3,278
  Net Increase in Premises and Equipment                                               (11,675)         (11,882)          (49,153)
  Other, Net                                                                              (507)            (261)             --
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided By (Used In) Investing Activities                                    335,938          (99,138)         (163,159)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Net Increase (Decrease) in Demand, Savings, NOW and Money
    Market Deposit Accounts                                                             72,741           32,718          (331,018)
  Net (Decrease) Increase in Time Deposits                                            (172,097)          (2,233)          177,948
  Net (Decrease) Increase in Short-Term Borrowings                                    (249,370)         457,822            21,872
  Proceeds from the Issuance of Common Stock                                               982              830             1,834
  Repayments of Long-Term Debt                                                            --           (130,312)             --
  Dividend Payments - Preferred                                                           --               --              (9,854)
  Dividend Payments - Common                                                            (5,667)          (5,706)           (6,123)
  Redemption of Preferred Stock                                                           --               --            (109,000)
  Repurchase of Common Stock                                                              --            (42,191)           (5,443)
------------------------------------------------------------------------------------------------------------------------------------
Net Cash (Used In) Provided By  Financing Activities                                  (353,411)         310,928          (259,784)
------------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes                                                         (2,060)          (1,248)             (477)
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                    55,363          265,709          (505,088)
Cash and Cash Equivalents at Beginning of Year                                         495,712          230,003           735,091
====================================================================================================================================
Cash and Cash Equivalents at End of Year                                           $   551,075      $   495,712       $   230,003

Supplemental Schedule of Non-cash Investing and Financing Activities:
  Loans Transferred to Other Real Estate Owned                                     $       225      $        72       $      --
Supplemental Disclosures:
  Interest Paid, Net of Amount Capitalized                                         $   164,621      $   152,109       $   161,424
  Income Tax Payments                                                                    7,274              128            23,178
====================================================================================================================================
The Accompanying Notes Are An Integral Part Of These Statements.

Notes to consolidated
FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND AS INDICATED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of Riggs National Corporation's ("our company's") significant accounting policies, including those of our principal subsidiaries, Riggs Bank National Association (the "Bank" or "Riggs Bank"), Riggs Bank Europe Limited ("RBEL"), Riggs & Company International Limited ("RCIL"), Riggs Real Estate Investment Corporation ("RREIC"), Riggs Capital, Riggs Capital II, Riggs Capital Partners, LLC ("RCP"), and Riggs Capital Partners II, LLC ("RCP II").

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

Acquisitions and Additions
In April 1999, we formed a real estate investment trust, Riggs Real Estate Investment Corporation, which is an indirect wholly owned subsidiary of Riggs Bank. At December 31, 2000 and 1999, respectively, it had $1.15 billion and $1.22 billion in real estate loans.

We launched  Riggs & Company  International  Limited,  an indirect  wholly owned
subsidiary,   in  2000  to  perform  investment   management  services  for  our
international private banking clients.

In 1998, we established a venture capital division of our company, Riggs Capital Partners. In 1999, we formed a Delaware subsidiary that replaced this division, Riggs Capital Partners, LLC. At December 31, 2000 and 1999, respectively, RCP had investments of $80.5 million and $39.5 million. In the third quarter of 2000, we formed a second venture capital subsidiary-Riggs Capital Partners II. RCP II had investments of $3.2 million at December 31, 2000.

In November 1996 and March 1997, we formed two Delaware business trusts, Riggs Capital and Riggs Capital II, respectively, with all of the common securities of each trust owned by our company. Subsequently, in December 1996 and March 1997, respectively, each of the trusts sold preferred securities. The preferred securities represent a minority interest in each trust, which is reflected separately in the Consolidated Statements of Condition under the caption "Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures." Dividends on the trust preferred securities are reflected in the Consolidated Statements of Income as a deduction from income before taxes and minority interest under the caption of "Minority Interest in Income of Subsidiaries, Net of Taxes" (see Note 11, "Common and Preferred Stock").

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

We discontinue the accrual of interest on commercial loans based on delinquency status, an evaluation of the related collateral and the financial strength of the borrower. Commercial loans are placed on nonaccrual when, in our opinion, there is doubt as to the ability to collect either interest or principal, or when interest or principal is 90 days or more past due and the loan is not well-secured and in the process of collection. Income recognition on non-commercial loans is discontinued and the loans are charged off after a delinquency period of 120 days. At that point, any accrued interest that has not been collected is reversed.

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

During 2000, we began originating residential mortgages with the intention of selling these mortgages in the secondary market. Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. As of December 31, 2000, loans held for sale totaled $15.4 million while there were none at December 31, 1999. Net gains on sales of loans during 2000 were approximately $382 thousand while there were no such gains or losses on sales of loans recorded in 1999 or 1998.

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

The specific reserves for impaired loans are included in the reserves for loan losses. Impaired loans are valued based on the fair value of the related collateral if the loans are collateral-dependent. For all other impaired loans, the specific reserves are based on the present values of expected future cash flows discounted at each loan's initial effective interest rate.

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

Other Assets
Included in other assets are intangible assets, such as goodwill and core deposit intangibles. Goodwill is the excess of cost over net assets of acquired entities while core deposit intangibles represent the net present value of the future income streams related to deposits acquired through mergers or acquisitions. In October 1997, we acquired J. Bush & Co., and goodwill related to this transaction is being amortized using the straight-line method over a 15-year period. All other goodwill is being amortized using the straight-line method over 25 years. Core deposit intangibles are amortized on an accelerated basis over 10 years. We had unamortized goodwill of $7.3 million and $8.0 million at December 31, 2000 and 1999, respectively. The unamortized core deposit intangibles totaled $335 thousand and $2.2 million at December 31, 2000 and 1999, respectively.

Included in other assets at December 31, 2000, is 52,495 shares of STAR, a privately owned company, recorded at cost in the amount of $281 thousand. On October 9, 2000, STAR agreed to a merger with Concord EFS, Inc. ("Concord"), a publicly traded company. The terms of the merger agreement entitled STAR's shareholders to receive 4.6452 shares of Concord stock for each share of STAR stock. As of December 31, 2000, the market price of the public company's stock was $43.94 per share resulting in an estimated fair value of our investment of $10.7 million, a $10.4 million increase over our December 31, 2000 recorded investment amount. The sale closed on February 1, 2001 at which time the market price of Concord was $42.75 per share.

Venture Capital Investments
Venture capital investments of RCP and RCP II, subsidiaries of our company, totaled $83.7 million at December 31, 2000, and $39.5 million at December 31, 1999. The investments are accounted for at fair value, with gains and losses included in the Consolidated Statements of Income. For the years ended December 31, 2000 and 1999, respectively, venture capital gains, net totaled $10.6 and $2.0 million, and were included in noninterest income. A minority interest expense of $(233) thousand, and $267 thousand, net of tax, associated with RCP is included on the Consolidated Statements of Income for 2000 and 1999, respectively. RCP and RCP II had unfunded venture capital commitments totaling $22.6 million at December 31, 2000 and $24.6 million at December 31, 1999.

Fair value is based upon quoted market prices when available. If quoted market prices are not available, information and techniques that estimate the market price determine fair value. Permanently impaired investments are written-down as necessary. We apply discounts to the market values of our investments to reflect various factors.

Direct investments are investments in individual companies with their financial returns exclusively dependent upon the particular companies' performance. Publicly traded securities are discounted as appropriate from their quoted market value because of a lack of trading history, lock-up provisions, a potential lack of market liquidity, and other factors. Warrants to purchase publicly traded shares in companies are valued using a similar methodology to that described above. In the event that the listed value of an investment is lower than the average cost basis of the fund's investment in the security, the lower valuation will be employed. Alternatives to the above discounting formulas may be necessary to account for extraordinary circumstances concerning particular securities.

For direct investments in securities that do not have readily available market prices, valuations are carried at cost until the occurrence of a material event, such as a follow-on round of financing or strategic sale. If the price of a security in its most recent financing is higher than RCP's carrying value, RCP will generally use the higher valuation if new, independent, sophisticated investors purchased securities at the higher price. If no new investors participated in the funding, then the previous valuation is generally maintained. If we invest in the follow-on strategic financing round, these new investments are valued at cost. If the most recent financing implies a lower valuation than the previous round, we use the lower valuation regardless of whether new, sophisticated investors participated in the funding. If a company has been self-financing and has had positive cash flow from operations for at least the past two fiscal years, the company's valuation may be increased, in which case we would consider increasing a company's valuation based on financial measures using price/earnings ratios, cash flow multiples, or other financial measures of similar companies, appropriately discounted for lack of liquidity.

Indirect investments represent investments made in other investment funds in which the investment decisions are made by the funds' management. We generally rely on quarterly values reported by the Investment Manager/General Partner of the partnership as the basis for valuing our ownership interest in private equity limited partnerships. To account for the dilutive effects of management fees, partnership expenses, and General Partners' "carried interest" (i.e., share of profits), once a fund's gains have exceeded its preferred return threshold to its limited partners, we discount the reported value of its limited partnership interests in private equity funds as appropriate. In the event that a fund holds a publicly traded security in its portfolio that it has not distributed, the security is valued at the lower of the closing price of the security on the last trading day of the quarter and the last reported value of the security by the fund.

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

Earnings Per Common Share
Basic earnings per share is calculated by dividing net income, after deduction for preferred stock dividends, by the weighted-average number of shares of common stock outstanding. Diluted earnings per share is calculated by dividing net income, after deduction for preferred stock dividends, by the weighted-average number of shares of common stock and common stock equivalents, unless determined to be anti-dilutive. The weighted-average shares outstanding were 28,348,699; 28,463,825 and 30,603,384 for 2000, 1999, and 1998,
respectively. The dilutive effect of stock option plans on weighted-average shares outstanding was 102,485; 552,100 and 1,032,096 for the same periods, respectively.

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

Foreign Exchange Income
Open foreign currency trading and exchange positions, including spot and forward exchange contracts, are valued monthly; the resulting profits and losses are recorded in other noninterest income. The amount of net foreign exchange trading gains included in the accompanying Consolidated Statements of Income was $4.4 million for 2000, $3.5 million for 1999, and $3.2 million for 1998.

Financial Derivatives
Gains and losses on futures and forward contracts to hedge certain assets, liabilities, or future transactions are amortized over the life of the hedged item or transaction as an adjustment to yield. Fees received or paid when entering certain derivative transactions are deferred and amortized over the lives of the agreements.

Interest rate agreements are entered into as hedges against fluctuations in the interest rates or fluctuations in the fair value of specifically identified assets or liabilities. The notional amounts of the contracts do not affect our total assets or liabilities. Net receivables or payables under agreements designated as hedges are recorded as adjustments to interest income or interest expense related to the hedged asset or liability. Gains or losses resulting from early termination of interest rate agreements are deferred and amortized over the remaining terms of the agreements.

New Financial Accounting Standards
In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and for Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. The standard requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Statements of Condition and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is effective for the company beginning January 1, 2001.

Under SFAS No. 133, changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of transaction. For fair value hedge transactions, changes in the fair value of the derivative instrument and changes in the fair value of the hedged item due to the risk being hedged will be recorded through the Consolidated Statements of Income. For cash-flow hedge transactions, effective changes in the fair value of the derivative instrument will be reported in other comprehensive income while ineffective changes will be recorded through the Consolidated Statements of Income. The gains and losses on cash flow hedge transactions that are reported in other comprehensive income will be reclassified to earnings in the periods in which earnings are affected by the hedged cash flows.

The Company adopted SFAS No. 133, as amended, on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative effect of a change in accounting principle adjustment, which resulted in a decrease to earnings of approximately $125 thousand, net of tax and a decrease to shareholders' equity of approximately $3.3 million, net of tax.

NOTE 2. SECURITIES

SECURITIES AVAILABLE FOR SALE
DECEMBER 31,

                                                          2000                                            1999
------------------------------------------------------------------------------------------------------------------------------------
                                                    GROSS         GROSS      BOOK/                   GROSS        GROSS      BOOK/
                                     AMORTIZED   UNREALIZED    UNREALIZED   MARKET     AMORTIZED  UNREALIZED   UNREALIZED   MARKET
                                       COST         GAINS        LOSSES      VALUE       COST        GAINS       LOSSES      VALUE
------------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities            $  313,609     $  696       $ 5,188   $  309,117  $  289,242     $ --       $21,234  $  268,008
Government Agencies Securities         375,388        234           786      374,836     479,297       --         4,840     474,457
Mortgage-Backed Securities             511,932        584         9,874      502,642     518,418        13       34,697     483,734
Other Securities                        53,378        --           --         53,378      63,685       --           --       63,685
====================================================================================================================================

Total Securities Available for Sale $1,254,307     $1,514       $15,848   $1,239,973  $1,350,642     $  13      $60,771  $1,289,884
====================================================================================================================================


Gross realized gains from the sale of securities totaled $364 thousand during the year, while gross realized losses totaled $37 thousand, compared with gross realized gains of $2.7 million and gross realized losses of $1.5 million for 1999. At December 31, 2000, a $9.3 million unrealized loss, net of tax, was recorded in shareholders' equity (included in accumulated other comprehensive income (loss)), compared to a $39.5 million unrealized loss, net of tax, in 1999. Securities available for sale pledged to secure deposits and other borrowings amounted to $971.4 million at December 31, 2000, and $1.02 billion at December 31, 1999.

The "Other Securities" category consists of $20.9 million of Federal Home Loan Bank of Atlanta ("FHLB-Atlanta") stock, $9.4 million of Federal Reserve stock, and $23.1 million of U.S. Treasury money market mutual funds at year-end 2000. At December 31, 1999, this category consisted of $33.1 million of FHLB-Atlanta stock, $9.4 million of Federal Reserve stock, and $21.2 million of U.S. Treasury money market mutual funds. The FHLB-Atlanta and Federal Reserve stock have no readily available market value quotation. However their year-end book values are an approximation of their market values.

The maturity distribution of securities at December 31, 2000 follows:
SECURITIES AVAILABLE FOR SALE

                                                                             GOVERNMENT     MORTGAGE-
                                                             U.S.TREASURY     AGENCIES       BACKED         OTHER
                                                              SECURITIES     SECURITIES    SECURITIES    SECURITIES        TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Within 1 year
 Amortized Cost                                                 $ 99,924       $256,481      $   --        $23,056      $  379,461
 Book/Market                                                      99,777        256,080          --         23,056         378,913
 Yield1                                                             5.36%          5.68%         --           5.92%           5.61%
After 1 but within 5 years
 Amortized Cost                                                  100,581         93,930          --           --           194,511
 Book/Market                                                     101,277         94,134          --           --           195,411
 Yield1                                                             5.88%          7.15%         --           --              6.49%
After 5 but within 10 years
 Amortized Cost                                                     --           24,977        20,816         --            45,793
 Book/Market                                                        --           24,622        19,935         --            44,557
 Yield1                                                             --             6.52%         6.31%        --              6.42%
After 10 years
 Amortized Cost                                                  113,104           --         491,116       30,322         634,542
 Book/Market                                                     108,063           --         482,707       30,322         621,092
 Yield 1                                                            5.25%          --            6.46%        6.39%           6.24%
====================================================================================================================================
Total Securities Available for Sale

 Amortized Cost                                                 $313,609       $375,388      $511,932      $53,378      $1,254,307
 Book/Market                                                     309,117        374,836       502,642       53,378       1,239,973
 Yield 1                                                            5.49%          6.10%         6.45%        6.19%           6.10%
====================================================================================================================================
1 Weighted-average yield to maturity at December 31, 2000.

NOTE 3. LOANS AND RESERVE FOR LOAN LOSSES

The following schedule details the composition of the loan portfolio at year-end:

                                       2000              1999
------------------------------------------------------------------------------------------------------------------------------------
Commercial and Financial             $  479,443     $  667,393
Real Estate-
  Commercial/Construction               440,900        415,304
Residential Mortgage                  1,168,243      1,219,740
Loans Held for Sale                      15,433          --
Home Equity                             335,825        315,520
Consumer                                 68,010         73,158
Foreign                                 437,825        517,012
------------------------------------------------------------------------------------------------------------------------------------
Total Loans                           2,945,679      3,208,127
Net Deferred Loan Fees, Costs,
  Premiums and Discounts                 (4,941)        (6,146)
====================================================================================================================================
Loans                                $2,940,738     $3,201,981
====================================================================================================================================

A summary of nonperforming and renegotiated loans, loans contractually past-due 90 days or more and potential problem loans at year-end follows:

                                             2000         1999
------------------------------------------------------------------------------------------------------------------------------------
Nonaccrual Loans                            $35,185      $41,534
Renegotiated Loans                              853        1,263
Past-Due Loans                               11,119        7,429
Potential Problem Loans                       8,728        2,013
====================================================================================================================================

The nonaccrual loans of $35.2 million and $41.5 million at December 31, 2000, and December 31, 1999, respectively do not include renegotiated loans that also are not accruing interest. At December 31, 2000, nonaccrual loans included $957 thousand of foreign loans, and renegotiated loans included $822 thousand of foreign loans. At December 31, 1999, nonaccrual loans included $975 thousand of foreign loans, while renegotiated loans included $1.2 million of foreign loans. During 2000, $225 thousand was transferred from nonaccrual loans to other real estate owned, while in 1999 $72 thousand was transferred.

An analysis of the changes in the reserve for loan losses follows:

                                                                                       2000               1999              1998
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1                                                                     $41,455         $ 54,455          $ 52,381

Provision for Loan Losses                                                               18,791            2,500              --

Loans Charged-Off                                                                       26,167           16,947             4,122
Less:Recoveries on Charged-Off Loans                                                     2,623            1,709             6,102
------------------------------------------------------------------------------------------------------------------------------------
Net Charge-Offs (Recoveries)                                                            23,544           15,238            (1,980)

Foreign Exchange Translation Adjustments                                                  (505)            (262)               94
====================================================================================================================================
Balance, December 31                                                                   $36,197         $ 41,455          $ 54,455
====================================================================================================================================

Two loans caused the majority of the charge-offs in 2000. An $11.0 million charge-off representing our total exposure to a borrower at our London operations was necessary because of the discovery of fraud in the borrower's operations. We also recorded a charge-off of $3.9 million in the sale of a domestic loan.

Foreign exchange translation adjustments in the reserve for loan losses were $(505) thousand and $(262) thousand in 2000 and 1999, respectively. These adjustments relate to reserves for the Bank's London branch and RBEL, recorded in British pounds sterling, and are made to account for changes in our reserve for loan losses resulting from fluctuating foreign exchange rates.

Included in our nonaccrual and renegotiated loans are certain impaired loans. Impaired loans totaling $33.5 million at December 31, 2000, were comprised of $32.7 million in domestic loans and $822 thousand in foreign loans. At December 31, 1999, domestic and foreign impaired loan balances were $40.0 million and $2.0 million, respectively. The 2000 average investments in impaired loans were $36.5 million in domestic loans and $2.1 million in foreign loans. For 1999, the average investments for domestic and foreign impaired loans were $33.6 million and $1.9 million, respectively.

All impaired loans had an allocated reserve for loan losses at December 31, 2000 and 1999. The allocated reserves on impaired loans were $7.8 million for 2000 and $9.8 million for 1999.

Consistent with our method for nonaccrual loans, cash payments received on impaired loans are generally applied to principal. The pro forma interest income that would have been earned in 2000 and 1999, if such loans had not been classified as impaired, was $2.9 and $3.1 million, respectively. In 2000, no interest was included in net interest income for impaired loans, while $186 thousand was included in 1999.

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


NOTE 4. TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of banking business, loans are made to officers and directors of our company and its affiliates as well as to their associates. In our opinion, these loans are consistent with sound banking practices and do not involve more than the normal risk of collectibility. At December 31, 2000 and 1999, loans to executive officers and directors of our company and its affiliates, including loans to their associates, totaled $100.4 million and $81.5 million, respectively. During 2000, loan additions were $100.2 million, loan repayments were $96.9 million, and other changes were $15.6 million. Other changes in loans to officers and directors during the year represent changes in the composition of our board of directors and executive officers.

In addition to the transactions set forth above, our banking subsidiaries had $823 thousand in letters of credit outstanding at December 31, 2000, to related parties. There were no related party loans that were impaired, nonaccrual, past due, restructured or potential problems at December 31, 2000.

At December 31, 2000, we had a $45.7 million repurchase agreement with a related party.

In 2000, the Bank paid Perpetual Corporation, a company directly owned by Mr. Allbritton (Chairman of the Board and Chief Executive Officer of our company), and another company indirectly owned by Mr. Allbritton, $130 thousand to make use of its corporate aircraft. In the third quarter of 1999, Perpetual Corporation and the other company purchased our company's corporate aircraft for $10.3 million. The aircraft had a book value of $6.5 million, and as a result of the sale, our company recorded a gain on sale of $3.8 million.

In 2000 and 1999, Riggs Bank, through advertising agencies, purchased advertising time on NewsChannel 8 and WJLA-TV. These companies are indirectly owned by Mr. Allbritton. 2000 payments totaled $170 thousand for NewsChannel 8, while in 1999 payments totaled $250 thousand and $227 thousand for NewsChannel 8 and WJLA-TV, respectively. There were no payments to either company in 1998.

In 2000, Allbritton Communications Company ("ACC"), a company indirectly owned by Mr. Allbritton, paid the Bank $392 thousand to lease space in an office building owned by the Bank under a lease that has been extended through 2001. ACC paid $376 thousand and $383 thousand in 1999 and 1998, respectively, to lease space from the Bank. In addition, ACC reimbursed us $73 thousand in 2000 and $80 thousand in both 1999 and 1998 for use of an entertainment suite at a sports stadium.

During 1998, our company paid ACC $1.0 million for a sublicense agreement to obtain an equal share of ACC's interest in an entertainment suite at a separate sports complex. This transaction was at market value based on a recent sale of a similar entertainment suite.


NOTE 5. OTHER REAL ESTATE OWNED

Other real estate owned at December 31, 2000 and 1999 is summarized as follows:

                                             2000          1999
------------------------------------------------------------------------------------------------------------------------------------
Foreclosed Property - Domestic               $1,133       $  908
Foreclosed Property - Foreign                   --            --
------------------------------------------------------------------------------------------------------------------------------------
Total Foreclosed Property                     1,133          908
Less: Reserve for Other Real
      Estate Owned                              --            --
====================================================================================================================================
Total Other Real Estate Owned                $1,133       $  908
====================================================================================================================================




An analysis of the changes in the reserves for other real estate owned follows:

                                     2000       1999       1998
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1                   $ --       $ --      $  --

Additions:
  Provision for Other
   Real Estate Owned Losses            --          23      1,036
------------------------------------------------------------------------------------------------------------------------------------
Total Additions                        --          23      1,036

Deductions:
Loss on Sales/Selling Expenses         --         --         --
Writedowns                             --          23      1,036
------------------------------------------------------------------------------------------------------------------------------------
Total Deductions                       --          23      1,036

Foreign Exchange Translation
  Adjustments                          --         --         --
====================================================================================================================================
Balance, December 31                 $ --       $ --      $  --
====================================================================================================================================

NOTE 6. PREMISES AND EQUIPMENT

Investments in premises and equipment at year-end were as follows:

                                        2000             1999
------------------------------------------------------------------------------------------------------------------------------------
Premises and Land                     $ 185,673      $ 184,172
Furniture and Equipment                 111,812        108,113
Leasehold Improvements                   49,419         45,865
Accumulated Depreciation
  and Amortization                     (146,449)      (135,310)
====================================================================================================================================
Total Premises and
  Equipment, Net                      $ 200,455      $ 202,840
====================================================================================================================================

Depreciation and amortization expense amounted to $14.1 million in 2000, $12.1 million in 1999 and $11.5 million in 1998.

At December 31, 2000, we are committed to the following future minimum lease payments under non-cancelable operating lease agreements covering equipment and premises. These commitments expire intermittently through 2018 in varying amounts.

                                             MINIMUM
                                          LEASE PAYMENTS
------------------------------------------------------------------------------------------------------------------------------------
2001                                         $ 7,946
2002                                           7,087
2003                                           6,493
2004                                           5,109
2005                                           3,693
2006 and thereafter                           16,751
------------------------------------------------------------------------------------------------------------------------------------
Total Minimum Lease Payments                 $47,079
------------------------------------------------------------------------------------------------------------------------------------

Total minimum operating lease payments included in the preceding table have not been reduced by future minimum payments from sublease rental agreements that expire intermittently through 2011. Minimum sublease rental income for 2001 is expected to be approximately $1.01 million. Rental expense for all operating leases (cancelable and non-cancelable), less rental income for leased properties, consisted of the following:

                                   2000       1999       1998
------------------------------------------------------------------------------------------------------------------------------------
Rental Expense                     $9,501   $8,862      $8,947
Rental Income                        (666)     (52)        (96)
====================================================================================================================================
Net Rental Expense                 $8,835   $8,810      $8,851
====================================================================================================================================

In the normal course of business, we also lease space in buildings we own. This rental income amounted to $2.3 million in 2000, $2.3 million in 1999 and $2.3 million in 1998. Minimum lease commitments from buildings owned for 2001 total approximately $2.1 million, compared with $2.1 million in 2000.

During 1999, we recorded a gain on sale of the corporate aircraft of $3.8 million. The aircraft had a book value of $6.5 million and was sold for $10.3 million. A replacement aircraft was acquired in the third quarter of 1999, with final payment made at that time. Initial payments on the new aircraft were made in 1998. Payments on the new aircraft totaled $39.4 million.

In  September  1999,  we  opened  our  new  International  Financial  Center  in
Washington, D.C. This center houses our embassy banking, international correspondent banking, international private banking, letters of credit and international consulting services departments. The center also houses our completely renovated historic Dupont Circle Branch.


NOTE 7. TIME DEPOSITS,  $100 THOUSAND OR MORE

The aggregate amount of time deposits in domestic offices, each with a minimum denomination of $100 thousand, was $485.6 million and $717.2 million at December 31, 2000 and 1999, respectively. The average rate on time deposits of $100 thousand or more in domestic offices for 2000 was 5.36% compared with the average rate of 4.36% paid during 1999. A majority of time deposits in foreign offices were in denominations of $100 thousand or more.

Total  time  deposits  at  December  31,  2000,  had  the  following   scheduled
maturities:

2001                                         $1,338,322
2002                                             24,609
2003                                              8,483
2004                                              6,619
2005                                              4,565
2006 and thereafter                               6,894
------------------------------------------------------------------------------------------------------------------------------------
Total                                        $1,389,492
====================================================================================================================================

NOTE 8. BORROWINGS

Short-Term Borrowings

Short-term borrowings outstanding at year-end and other related information follow:

                                                       FEDERAL FUNDS PURCHASED
                                                      AND REPURCHASE AGREEMENTS                  OTHER SHORT-TERM BORROWINGS
                                                   2000         1999           1998            2000          1999           1998
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31                             $571,937     $424,508      $353,303         $ 10,895    $407,694       $21,077

Average Amount Outstanding 1                      453,116      371,891       396,438          146,625     178,017        18,824
Weighted-Average Rate Paid 1                         5.72%        4.58%         4.90%            5.14%       4.37%         2.16%
Maximum Amount Outstanding at any
  Month-End                                       571,937      424,508       547,934          407,334     426,571        27,014
====================================================================================================================================

1 Average amounts are based on daily balances. Average rates are computed by dividing actual interest expense by average amounts outstanding.

Federal funds purchased consisted of borrowings from other financial institutions that matured overnight. Repurchase agreements are transactions with customers and brokers secured by investment securities. Counterparties to our repurchase agreements do not have the ability to sell or pledge the collateral securing the repurchase agreements.

Federal funds purchased and repurchase agreements totaled $571.9 million, $424.5 million and $353.3 million at December 31, 2000, 1999 and 1998, respectively. The weighted-average rates at year-end on these balances were 5.77%, 4.94% and 4.30%, respectively. At December 31, 2000, we had three repurchase agreements with customers that individually exceeded 10% of total shareholders' equity. These repurchase agreements were for $60.8, $45.7 and $46.3 million. At December 31, 1999, we had one repurchase agreement exceeding 10%, which was in the amount of $76.9 million.

Other short-term borrowings were primarily borrowings from other financial institutions at December 31, 2000, and from the Federal Home Loan Bank of Atlanta at December 31, 1999. $400.0 million of the $400.3 million outstanding to the Federal Home Loan Bank of Atlanta on December 31, 1999, was repaid in 2000. Other short-term borrowings also include U.S. Treasury demand notes which consist of Treasury tax and loan funds transferred to interest-bearing demand notes with no fixed maturity, subject to call by the Federal Reserve.

Unused lines of credit totaled approximately $1.34 billion and $1.38 billion at December 31, 2000 and 1999, respectively. Of these totals, $800.0 million and $400.3 million, respectively, were secured by a blanket lien agreement with the Federal Home Loan Bank of Atlanta. At December 31, 2000, another portion, totaling $185.3 million was secured by commercial loans.

Long-Term Debt

Long-term debt outstanding at year-end and other related information follow:

                                                                                                          BALANCE OUTSTANDING
                                                                                INTEREST RATE                DECEMBER 31,
                                                                              DECEMBER 31, 2000         2000             1999
------------------------------------------------------------------------------------------------------------------------------------
 Fixed-Rate Subordinated Debentures due 2009                                         9.65%             $66,525           $66,525
====================================================================================================================================
 Total Long-Term Debt                                                                                  $66,525           $66,525
====================================================================================================================================

Fixed-Rate Subordinated Debentures Due 2009
On June 6, 1989, we issued $100.0 million of 9.65% Subordinated Debentures due June 15, 2009. In April 1990, $33.5 million was repurchased in the open market, leaving an outstanding balance of $66.5 million. These unsecured subordinated obligations may not be redeemed prior to maturity. These debentures qualify as Tier II capital for regulatory purposes. Expenses relating to the issuance of the debentures are being amortized to maturity on a straight-line basis.

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

Outstanding commitments and contingent liabilities that do not appear in the consolidated financial statements at December 31, 2000 and 1999, are as follows:


                                         2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Commitments to Extend Credit:
  Commercial                           $  673,861     $  701,191

  Real Estate:
    Commercial/Construction                18,855         31,634
    Residential Mortgages                  50,473         29,552
    Home Equity                           150,676        164,842
------------------------------------------------------------------------------------------------------------------------------------
  Total Real Estate                       220,004        226,028

  Consumer                                115,160        108,425
====================================================================================================================================
Total Commitments to
  Extend Credit                        $1,009,025     $1,035,644

Letters of Credit:
  Commercial                           $  115,332     $   99,011
  Standby - Performance                     6,148          9,209
  Standby - Financial                      31,632         29,402
====================================================================================================================================
Total Letters of Credit                $  153,112     $  137,622

Derivative Instruments:
 Foreign Currency Contracts -
   Commitments to Purchase             $   44,740     $  112,226
   Commitments to Sell                    231,510        317,837

 Interest Rate Agreements -
     Swaps                                229,854        126,786
     Purchased Options                      --               629
====================================================================================================================================

Commitments to Extend Credit
Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments to extend credit normally have fixed expiration dates or termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary, is based upon our credit evaluation of the customer. Of the $1.01 billion of commitments at December 31, 2000, $727.7 million are scheduled to expire in 2001.

Concentration of Credit Risk
We regularly assess the quality of our commercial credit exposures and assign risk ratings to substantially all extensions of credit in our commercial, real estate and international portfolios. We seek to identify, as early as possible, problems that may result from economic downturns or deteriorating conditions in certain markets or with respect to specific credits. Lending officers have the primary responsibility of monitoring credit quality, identifying problem credits and recommending changes in risk ratings. When signs of credit deterioration are detected, credit or other specialists may become involved to minimize our exposure to future credit losses. Our independent loan review function provides an assessment of credit ratings, credit quality and the credit management process. This assessment is achieved through regular reviews of loan documentation, collateral values, risk ratings, soundness of lending policies and problem loan classifications.

Credit risk is reduced by maintaining a loan portfolio that is diverse in terms of type of loan, as well as industry and borrower concentration, thus minimizing the adverse impact of any single event or set of occurrences.

Geographically, our domestic loans are concentrated in the Washington, D.C., metropolitan area. Loans originated by our United Kingdom subsidiary represent 72% of foreign loans and are predominantly to borrowers located in the United Kingdom.

At December 31, 2000, approximately $586.8 million or 20% of our loan portfolio consisted of loans secured by real estate, excluding single-family residential loans, of which approximately 75% and 25% were secured by properties located in the Washington, D.C., area and in the United Kingdom, respectively. In addition, we had $1.1 million in other real estate owned at December 31, 2000.

Approximately 52% of our loan portfolio is secured by the primary residence of the borrower. At December 31, 2000, residential mortgage loans were $1.17 billion, home equity loans were $335.8 million and loans held for sale were $15.4 million.

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

At December 31, 2000, commitments to purchase and sell foreign exchange contracts were $44.7 million and $231.5 million, respectively. At year-end 2000, we had approximately $76.8 million in commitments to sell foreign exchange contracts for the purpose of hedging our Sterling equity investment (RBEL). We had approximately $136.8 million in commitments to sell foreign exchange contracts and $32.9 million in commitments to purchase foreign exchange contracts for the purpose of hedging intercompany loans between the Bank and our United Kingdom operations. The remaining foreign exchange contracts are trading positions or related to customer transactions.

Interest-Rate Agreements and Contracts
Financial derivatives, such as interest rate swaps, provide us with the tools to effectively manage the balance sheet and interest rate risk. These financial derivatives are entered into as hedges against fluctuations in the interest rate of specifically identified assets or liabilities.

As of December 31, 2000, we had eight open interest rate swaps with a total notional amount of $141.5 million. Of this amount, $41.5 million extended the maturities of certain short-term liabilities at current funding rates to protect these liabilities against rising interest rates. These agreements were contracted in October and December 1999 and January and July 2000 and entail the payment of a blended 6.87% fixed rate and the receipt of a floating rate equal to three-month libor. The floating rates on these swaps reset quarterly and the swaps mature in 2004 or 2005. The remaining $100.0 million are basis swaps that were entered into in July 2000 in which we pay the federal funds rate less a spread and receive the auction yield on three-month Treasury bills. On these swaps, we receive effectively the three-month bill rate floating, resetting weekly, and pay the federal funds effective rate less 53 basis points, resetting daily. These basis swaps mature in July 2001.

Derivatives are also used by RBEL to manage its interest rate risk. Interest rate swaps are used to convert fixed rate loan assets into floating rate assets. There were 26 different interest rate swap agreements outstanding at December 31, 2000, for RBEL totaling $88.4 million. The RBEL swaps had notional amounts ranging from $1.5 million to $11.2 million, with an average notional amount of $3.4 million. The maturity dates range from January 2001 to September 2005. The swap agreements entail the payment of a fixed rate and the receipt of a floating rate. The fixed rate payments averaged 6.52% and the variable rates received averaged 6.23% at December 31, 2000.

In December 2000, certain hedge relationships were terminated and the associated derivatives were not assigned to new relationships. Deferred losses of $835 thousand were recorded in the Consolidated Statements of Condition and are being amortized over the original derivatives' remaining lives. The derivatives associated with the terminated relationships included notional amounts of $143.6 million of interest rate swaps and $32.9 million of foreign exchange contracts.

INTEREST-RATE SWAP AGREEMENTS
DECEMBER 31, 2000

                                                                                                                            2000
                                                                                 WEIGHTED-        ACCRUED     ACCRUED        NET
                                                    NOTIONAL   UNREALIZED       AVERAGE RATE     INTEREST    INTEREST     INTEREST
                                                     AMOUNT   GAIN (LOSS)1  RECEIVE        PAY  RECEIVABLE    PAYABLE    INC. (EXP)
------------------------------------------------------------------------------------------------------------------------------------
Receive variable/pay fixed                          $ 41,500   $(1,600)       6.67%       6.87%    $  396     $  403       $(126)
Basis swaps                                          100,000        (8)       6.45        6.18      1,300      1,262          74
Receive variable/pay fixed -                          88,354      (987)       6.23        6.52      1,465      1,508         (35)
 Riggs Bank Europe Limited
====================================================================================================================================
Total Interest-Rate Swap
 Agreements                                         $229,854   $(2,595)                            $3,161     $3,173       $ (87)
====================================================================================================================================

1 Unrealized gain (loss)obtained from third-party market quotes for replacement of derivative positions.

Our notional amount of interest-rate swap activity for the year ended December 31, 2000, is as follows:


                                                      DECEMBER 31,                                  TERMINATIONS/     DECEMBER 31,
                                                          1999         ADDITIONS     MATURITIES         CALLS             2000
------------------------------------------------------------------------------------------------------------------------------------
Interest-Rate Swaps:
  Receive variable/pay fixed                             $ 25,000       $ 16,500       $   --              $--            $ 41,500
  Basis swaps                                                --          100,000           --               --             100,000
  Riggs Bank Europe Limited                               101,786         11,960        25,392              --              88,354
====================================================================================================================================
Total                                                    $126,786       $128,460       $25,392             $--            $229,854
====================================================================================================================================


Other Commitments
During the first quarter of 1998, we renegotiated our contract for the management of operations directly associated with our computer and telecommunications functions. The contract expires in 2003, with payments for the remaining years of the contract of approximately $26.6 million, with $13.6 million of expense in 2000. Total expense under this contract was $13.5 million in 1999 and $11.8 million in 1998.

Litigation
In the normal course of business, we are involved in various types of litigation. In our opinion, based on our assessment and consultation with outside counsel, litigation that is currently pending against us will not have a material impact on the financial condition or future operations of our company.

NOTE 10. RESERVE BALANCES, FUNDS RESTRICTIONS AND CAPITAL REQUIREMENTS

Reserve Balances
The Bank must maintain reserves against deposits and Eurocurrency liabilities in accordance with Regulation D of the Federal Reserve Act (the "Act"). The total average balances maintained with the Federal Reserve amounted to $17.5 million in 2000 and $21.4 million in 1999.

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

Cash dividends paid by Riggs Bank to Riggs National Corporation in 2000, 1999, and 1998 were $35.0 million, $42.0 million, and $129.0 million respectively. Riggs Bank N.A. had combined net income of $160.6 million for 2000, 1999, and 1998.

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

Quantitative measures established by regulation to ensure capital adequacy require our company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2000, that our company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized our company and the Bank must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' categories. Our company's and the Bank's actual capital amounts and ratios also are presented in the table.



(DOLLAR AMOUNTS IN MILLIONS)                                                         MINIMUM                   TO BE WELL
                                                                                  REQUIREMENTS              CAPITALIZED UNDER
                                                                                   FOR CAPITAL              PROMPT CORRECTIVE
                                                        ACTUAL                  ADEQUACY PURPOSES           ACTION PROVISIONS
------------------------------------------------------------------------------------------------------------------------------------

                                                  AMOUNT       RATIO            AMOUNT      RATIO         AMOUNT         RATIO
------------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2000

  Total Capital (to Risk-Weighted Assets):
   Consolidated                                   $837          25.87%           $259         8.0%           $324        10.0%
   Riggs Bank N.A.                                 463          15.18             244         8.0             305        10.0

  Tier I Capital (to Risk-Weighted Assets):
   Consolidated                                    515          15.92             129         4.0             194         6.0
   Riggs Bank N.A.                                 427          13.99             122         4.0             183         6.0

  Tier I Leverage (to Average Assets):
   Consolidated                                    515           9.47             218         4.0             272         5.0
   Riggs Bank N.A.                                 427           8.44             202         4.0             253         5.0

AS OF DECEMBER 31, 1999

  Total Capital (to Risk-Weighted Assets):
   Consolidated                                   $827          23.55%           $281         8.0%           $351        10.0%
   Riggs Bank N.A.                                 469          13.86             271         8.0             338        10.0

  Tier I Capital (to Risk-Weighted Assets):
   Consolidated                                    495          14.09             140         4.0             211         6.0
   Riggs Bank N.A.                                 427          12.63             135         4.0             203         6.0

  Tier I Leverage (to Average Assets):
   Consolidated                                    495           8.59             230         4.0             288         5.0
   Riggs Bank N.A.                                 427           7.91             216         4.0             270         5.0

NOTE 11.  COMMON AND PREFERRED STOCK

Common Stock
We are authorized to issue 50 million shares of Common Stock, par value $2.50 (the "Common Stock"). At December 31, 2000, we had 31,701,464 shares issued and 28,400,666 shares outstanding. On October 14, 1998, the Board of Directors approved a plan authorizing the purchase of up to three million shares of our Common Stock in the open market, subject to market conditions. During 2000, we did not purchase any shares. During 1999, we purchased 2.1 million shares at an average price of $19.85, while in 1998, we purchased 275 thousand shares of Common Stock at an average price of $19.79. The shares purchased are recorded as additions to Treasury Stock in 1999 and 1998.

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

Securities
Fair values are based on quoted market prices or dealer quotes. Quoted market prices were not available for $30.3 million of securities at year-end 2000 and $42.5 million at year-end 1999. These securities were comprised of Federal Reserve and Federal Home Loan Bank-Atlanta stock and we believe that these assets' carrying values approximate their fair value.

Venture Capital Investments
Fair values are based on quoted market prices when available. If a quoted market price is not available, information and techniques that estimate the market price determine fair value. See Note 1, Summary of Significant Accounting Policies, for more details on the valuation policy.

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

Foreign Exchange Contracts
The fair values of foreign exchange contracts represent the net asset or liability already recorded by our company, since these contracts are revalued at the end of each month.

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

Estimated Fair Values of Financial Instruments

The estimated fair values of our financial instruments are as follows:

                                                                     DECEMBER 31, 2000                     DECEMBER 31, 1999
                                                                  CARRYING          FAIR                 CARRYING          FAIR
                                                                   AMOUNT           VALUE                 AMOUNT           VALUE
------------------------------------------------------------------------------------------------------------------------------------
Financial Assets:
Cash and Due from Banks                                         $  156,075      $  156,075          $  149,712         $  149,712
Federal Funds Sold and Reverse Repurchase Agreements               395,000         395,000             346,000            346,000
Time Deposits with Other Banks                                     365,901         365,901             413,528            413,528
Securities Available for Sale                                    1,239,973       1,239,973           1,289,884          1,289,884
Venture Capital Investments                                         83,734          83,734              39,525             39,525
Total Net Loans                                                  2,904,541       2,950,443           3,160,526          3,149,899

Financial Liabilities:
Deposits                                                         4,075,977       4,076,136           4,175,333          4,175,878
Short-Term Borrowings                                              582,832         582,832             832,202            832,202
Long-Term Debt                                                      66,525          66,660              66,525             67,381

Off-Balance Sheet Commitments-
 Asset (Liability):
Foreign Exchange Contracts                                          (1,329)         (1,329)                711                711
Interest Rate Swaps                                                   (826)         (2,607)               (244)             1,150
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

Income, before taxes, minority interest, and extraordinary loss, relating to the operations of domestic offices and foreign offices was as follows:

                                2000        1999          1998
====================================================================================================================================
Domestic Offices              $ 71,419     $76,963      $ 99,651
Foreign Offices                 (5,177)      6,859        11,231
====================================================================================================================================
Total                         $ 66,242     $83,822      $110,882
====================================================================================================================================

The current and deferred portions of the income tax provision were as follows:



                               2000          1999         1998
------------------------------------------------------------------------------------------------------------------------------------
Current Provision
 (Benefit):
  Federal                     $ 4,459     $ 9,675      $25,299
  State                           577      (2,965)       4,671
  Foreign                         --         (222)          64
------------------------------------------------------------------------------------------------------------------------------------
Total Current
 Provision                      5,036       6,488       30,034

Deferred Provision
 (Benefit):
  Federal                      19,303      15,303        1,488
  State                           714       2,852         (352)
  Foreign                         --        2,310       (2,082)
------------------------------------------------------------------------------------------------------------------------------------
Total Deferred
 Provision (Benefit)           20,017      20,465         (946)
====================================================================================================================================
Provision for Income
 Tax Expense                  $25,053     $26,953      $29,088
====================================================================================================================================

At December 31, 2000, and 1999, we maintained a valuation allowance of approximately $2.0 million and $1.0 million respectively, as a result of uncertainty related to the utilization of deferred tax amounts generated by foreign subsidiaries.

The net deferred tax asset is included in other assets in the Consolidated Statements of Condition. We believe that it is more likely than not that the net deferred tax asset will be realized. The components of income tax liabilities (assets) that result from temporary differences in the recognition of revenue and expenses for income tax and financial reporting purposes at December 31, 2000, and 1999 are detailed in the table below:

Reconciliation of Statutory Tax Rates to Effective Tax Rates:

                               2000        1999       1998
------------------------------------------------------------------------------------------------------------------------------------
Income Tax Computed at
Federal Statutory Rate of
35% for 2000, 1999
and 1998                       $23,185   $29,338     $38,809

Add (Deduct):
State Tax, Net of
  Federal Tax Benefit              839       (73)      2,661
Tax-Exempt Loan
  Interest                      (2,950)   (2,465)     (1,201)
Amortization of Fair Value
  Adjustments                      123       123         123
Amortization of
  Core Deposits                    135       231         231
Increase (Reversal) of
  Valuation Allowance            1,121        --      (5,869)
Other, Net                       2,600      (201)     (5,666)
------------------------------------------------------------------------------------------------------------------------------------
Provision for Income
  Tax Expense                  $25,053   $26,953     $29,088
Effective Tax Rate                37.8 %    32.2 %      26.2 %


Sources of Temporary Differences Resulting in Deferred Tax Liabilities (Assets):

                                         2000             1999
------------------------------------------------------------------------------------------------------------------------------------
Excess Tax Over Book
  Depreciation                         $  4,395       $  1,656
Pension Plan and Post-Retirement          4,970          6,520
Discount Accretion, Net
  of Securities Gains                       298            371
RREIC Payment Deferral                   14,392          2,765
Accrual to Cash Basis Conversion            375            572
Unrealized Venture Capital Gains          4,115           --
Other, Net                                3,472         10,164
------------------------------------------------------------------------------------------------------------------------------------
Total Deferred Tax Liabilities           32,017         22,048

Allowance for Loan Losses               (12,269)       (16,888)
Other Real Estate Owned                    (444)        (1,736)
Other Tax Credit Carryforward               --          (2,106)
Net Operating Loss Carryforward          (2,118)        (2,408)
Capitalized Costs                          (748)        (1,607)
Unrealized Securities Gains
   and Losses                            (5,017)       (21,265)
Other, Net                               (3,246)        (2,548)
------------------------------------------------------------------------------------------------------------------------------------
Total Deferred Tax Assets               (23,842)       (48,558)

Valuation Allowance                       2,005            884
====================================================================================================================================
Net Deferred Tax Liability (Asset)     $ 10,180       $(25,626)
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

Riggs Bank Europe Limited
Prior to October 1, 1998, Riggs Bank Europe Limited operated a defined benefit pension plan. Effective October 1, 1998, future service benefits are being provided on a defined contribution basis. The majority of active members and a number of deferred eligible retirees opted to convert their past service rights to the defined contribution plan elective under the plan. The assets of the plan are held separately from the Bank in trustee-administered funds.

As a result of the settlement of the liabilities for those retirees who elected to convert their past service rights to the new defined contribution plan, we recognized a gain of $3.6 million in 1998. Any unamortized gains, together with any future gains or losses, are being amortized over a period of 12 years. No further pension benefits accrue under the prior plan effective October 1, 1998.

Postretirement Benefits
We and our subsidiaries provide certain health care and life insurance benefits for retired employees. Three benefit plans are provided: medical and hospitalization insurance, dental insurance and life insurance. As of January 1, 1998, we no longer provide life insurance benefits for persons retiring on or after January 1, 1998. Substantially all active employees may become eligible for medical, hospitalization, and dental insurance benefits if they reach normal retirement age or if they retire earlier with at least 10 years of service. Similar benefits for active employees are provided through an insurance company and several health maintenance organizations. We recognize the cost of providing those benefits by expensing the annual insurance premiums, which were $4.9 million in 2000, $4.5 million in 1999, and $3.8 million in 1998.

We account for postretirement benefits under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." SFAS No. 106 requires accrual of the expected cost of benefits during the years that the employee renders the necessary service. Adoption of SFAS No. 106 in 1993 resulted in an accumulated transition obligation of $13.0 million, which we elected to recognize over a 20-year period. We incurred $1.5 million in 2000 for postretirement health and life insurance expenses, which included $357 thousand relating to the amortization of the transition obligation. This compares to $1.7 million in health and life insurance expenses for 1999 and $1.4 million for 1998, with transition obligation amortization of $357 thousand in each of those years.

CHANGE IN PENSION BENEFIT OBLIGATION

                                                                   RIGGS NATIONAL CORPORATION           RIGGS BANK EUROPE LIMITED
------------------------------------------------------------------------------------------------------------------------------------
                                                                    2000             1999                   2000             1999
------------------------------------------------------------------------------------------------------------------------------------
Benefit Obligation at Beginning of Year                            $79,764        $ 79,668                  $5,528        $4,890
Service Cost                                                           998             742                     --           --
Interest Cost                                                        5,563           5,282                     288           238
Actuarial Loss (Gain)                                                7,576          (1,646)                    (57)        1,054
Benefits Paid                                                      (12,123)         (4,282)                    --           --
Settlements                                                            --             --                       --           (517)
Other 1                                                                --             --                      (398)         (137)
------------------------------------------------------------------------------------------------------------------------------------
Benefit Obligation at End of Year                                  $81,778        $ 79,764                  $5,361        $5,528
====================================================================================================================================

1 Represents Foreign Exchange Translation Adjustments





CHANGE IN PLAN ASSETS

                                                                   RIGGS NATIONAL CORPORATION           RIGGS BANK EUROPE LIMITED
------------------------------------------------------------------------------------------------------------------------------------
                                                                    2000             1999                   2000             1999
------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Plan Assets at
  Beginning of Year                                                $84,593         $88,184                  $7,816        $8,083
Actual Return on Plan Assets                                         9,575             691                     187           960
Settlements                                                            --             --                      --            (517)
Plan Participants' Contribution                                        --             --                      (533)         (484)
Benefits Paid                                                      (12,123)         (4,282)                    --           --
Other 1                                                                --             --                      (581)         (226)
------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Plan Assets at End of Year                           $82,045         $84,593                  $6,889        $7,816
------------------------------------------------------------------------------------------------------------------------------------

Funded Status                                                      $   267         $ 4,829                  $1,528        $2,288
Unrecognized Net Actuarial Loss (Gain)                              19,756          15,245                    (265)         (545)
Unrecognized Prior Service Cost                                       (494)           (606)                    --           --
------------------------------------------------------------------------------------------------------------------------------------
Prepaid Pension Cost                                               $19,529         $19,468                  $1,263        $1,743
====================================================================================================================================


1 Represents Foreign Exchange Translation Adjustments

WEIGHTED-AVERAGE ASSUMPTIONS
AS OF DECEMBER 31,

                                                                   RIGGS NATIONAL CORPORATION           RIGGS BANK EUROPE LIMITED
------------------------------------------------------------------------------------------------------------------------------------
                                                                      2000            1999                   2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Discount Rate                                                         7.50%           8.00%                   5.80%           5.75%
Expected Return on Plan Assets                                        8.00%           8.00                    5.80%           5.75
Rate of Compensation Increase                                         5.00%           4.00                     N/A             N/A

COMPONENTS OF NET
PERIODIC PENSION COST
                                                                    2000              1999                  2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Service Cost                                                       $   998         $   742                   $ 533           $ 484
Interest Cost                                                        5,563           5,282                     288             238
Expected Return on Plan Assets                                      (6,510)         (7,711)                   (391)           (393)
Amortization of Transition Amount                                      --              --                      --             (142)
Amortization of Prior Service Cost                                    (112)           (112)                    --              --
Recognized Net Actuarial Loss (Gain)                                   --              289                     (86)           (103)
Settlements                                                            --              --                      --             (107)
Other 1                                                                --              --                       22               4
------------------------------------------------------------------------------------------------------------------------------------
Net Periodic (Benefit) Cost                                        $   (61)        $(1,510)                  $ 366           $ (19)
====================================================================================================================================

1 Represents Foreign Exchange Translation Adjustments

The funded status of the postretirement projected benefit obligation is as follows:

                                                                   RIGGS NATIONAL CORPORATION
------------------------------------------------------------------------------------------------------------------------------------
                                                                    2000             1999
------------------------------------------------------------------------------------------------------------------------------------
Benefit Obligation at Beginning of Year                            $10,928        $ 15,943
Service Cost                                                           343             624
Interest Cost                                                        1,021             847
Actuarial Loss (Gain)                                                3,919          (5,486)
Benefits Paid                                                       (1,393)         (1,000)
------------------------------------------------------------------------------------------------------------------------------------
Benefit Obligation at End of Year                                  $14,818        $ 10,928
====================================================================================================================================
Unrecognized Net Actuarial Loss                                    $(4,236)       $   (485)
Unrecognized Prior Service Cost                                        348             696
Unrecognized Transition Obligation                                  (4,281)         (4,638)
------------------------------------------------------------------------------------------------------------------------------------
Accrued Postretirement Benefit Cost                                $ 6,649        $  6,501
====================================================================================================================================

The net periodic costs for postretirement health and life insurance benefits are as follows:

                                                                  RIGGS NATIONAL CORPORATION
------------------------------------------------------------------------------------------------------------------------------------
                                                                    2000              1999
------------------------------------------------------------------------------------------------------------------------------------
Service Cost                                                       $   343        $    624
Interest Cost                                                        1,021             847
Amortization of Transition Amount                                      357             357
Amortization of Prior Service Costs                                   (348)           (348)
Recognized Net Actuarial Loss                                          168             185
------------------------------------------------------------------------------------------------------------------------------------
Net Periodic Cost                                                  $ 1,541        $  1,665
====================================================================================================================================

The assumed health care cost trend rate averaged 10.00% for 2000, gradually decreasing to 4.50% by the year 2011 and remaining constant thereafter. An average rate of 8.00% was used in 1999. A discount rate of 7.50% was used at December 31, 2000 and a rate of 8.00% was used at December 31, 1999 to determine the projected postretirement benefit obligation. Increasing the assumed health care cost trend rate by one percentage point would increase the net periodic postretirement benefit cost for 2000 by $183 thousand and increase the accumulated postretirement benefit obligation at December 31, 2000, by $1.7 million. Decreasing the assumed health care cost trend rate by one percentage point would decrease the net periodic postretirement benefit cost for 2000 by $155 thousand and decrease the accumulated postretirement benefit obligation at December 31, 2000, by $1.5 million.

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



A summary of the stock option activity under the 1993, 1994 and 1996 Plans follows:

                                                    WEIGHTED-
                                      STOCK          AVERAGE
                                      OPTIONS    EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997     3,222,808       $13.46
Granted                              1,708,000        30.00
Exercised                               48,559        10.58
Terminated                              23,949        18.70
====================================================================================================================================
Outstanding at December 31, 1998     4,858,300       $19.28
Granted                              1,595,750        19.50
Exercised                               60,150        11.04
Terminated                             179,082        23.66
====================================================================================================================================
Outstanding at December 31, 1999     6,214,818       $19.29
Granted                                402,550        13.17
Exercised                               83,000        10.57
Terminated                             279,414        20.14
====================================================================================================================================
Outstanding at December 31, 2000     6,254,954       $18.97
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

A summary of the stock option activity under the 1997 Plan follows:

                                                   WEIGHTED-
                                       STOCK        AVERAGE
                                      OPTIONS    EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997       307,500       $20.50
Granted                                  2,500        21.00
Exercised                               45,000        20.50
Terminated                                --           --
====================================================================================================================================
Outstanding at December 31, 1998       265,000       $20.50
Granted                                 57,500        17.56
Exercised                                 --           --
Terminated                                --           --
====================================================================================================================================
Outstanding at December 31, 1999       322,500       $19.98
Granted                                 57,500        13.51
Exercised                                 --           --
Terminated                               5,000        17.56
====================================================================================================================================
Outstanding at December 31, 2000       375,000       $19.02
====================================================================================================================================

We account for our stock option plans under Accounting Principles Board Opinion No. 25, and are providing the fair value-based disclosures required on a proforma basis (see Note 1, Summary of Significant Accounting Policies). Accordingly, the stated net income and earnings per share in the Consolidated Statements of Income, in addition to the proforma net income and earnings per share reflecting the compensation costs for stock options granted in 2000, 1999 and 1998, are disclosed in the following table:

                               2000         1999        1998
------------------------------------------------------------------------------------------------------------------------------------
Net Income:
  As Reported                  $21,601    $31,594     $61,847
  Proforma                      18,735     23,285      48,182
Earnings Per Share:
  As Reported - Basic          $  0.76    $  1.11     $  1.25
              - Diluted           0.76       1.09        1.21

  Proforma    - Basic          $  0.66    $  0.82     $  0.80
              - Diluted           0.66       0.80        0.78
Weighted-Average Fair
  Value of Options
  Granted                      $  5.11    $  8.65     $ 15.68
Weighted-Average
  Assumptions:
  Expected Lives (Years)          9.00       9.94        9.99
  Risk-Free Interest Rate         5.16%      6.48%       4.72%
  Expected Volatility            37.37%     29.30%      37.28%
  Expected Dividends
    (Annual Per Share)         $   .20    $  0.20     $  0.20
------------------------------------------------------------------------------------------------------------------------------------

We did not record any compensation costs in 2000, 1999 or 1998 relating to our stock option plans. In addition, no significant modifications to the plans were made during the periods. The fair values of the stock options outstanding are used to determine the proforma impact of the options to compensation expense. Net income and earnings per share were based on the Black-Scholes option pricing model for each grant made, using the key assumptions detailed above.

At December 31, 2000, additional weighted-average details for all stock options outstanding follow:

                                                                                                           VESTED OPTIONS
------------------------------------------------------------------------------------------------------------------------------------
     RANGE OF                            STOCK OPTIONS     WEIGHTED-AVERAGE                        STOCK OPTIONS
     EXERCISE                             OUTSTANDING    REMAINING CONTRACTUAL WEIGHTED-AVERAGE     OUTSTANDING     WEIGHTED-AVERAGE
       PRICE                         AT DECEMBER 31, 2000    LIFE (YEARS)       EXERCISE PRICE  AT DECEMBER 31, 2000 EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------
$ 9.00 to $12.15                          1,241,550               4.0              $10.59           1,231,550            $10.59
$12.16 to $18.22                          1,440,600               6.6               12.78           1,116,100             12.68
$18.23 to $21.26                          2,380,972               7.7               19.84           2,073,282             19.89
$21.27 to $27.33                             70,000               7.3               24.94              61,667             25.17
$27.34 to $30.38                          1,496,832               7.3               30.22           1,384,656             30.26
====================================================================================================================================

Total                                     6,629,954               6.7              $18.97           5,867,255            $19.07
====================================================================================================================================

Other Benefit Plans
We have a Supplemental Executive Retirement Plan to provide supplemental retirement income and preretirement death benefits to certain key employees. The amount of benefits is based on the participant's corporate title, functional responsibility and service as a member of the Board of Directors. Upon the later of a participant's termination of employment or attainment of age 62, the participant will receive the vested portion of the supplemental retirement benefit, payable for the life of the participant, but for no more than 15 years. At December 31, 2000, we had a $2.7 million pension benefit obligation for this supplemental plan, compared with $3.6 million at year-end 1999. Accrued pension costs were $2.9 million at year-end 2000 and $2.4 million at year-end 1999. This supplemental plan has no assets and incurred $326 thousand in net periodic costs in 2000, compared with $433 thousand and $413 thousand for 1999 and 1998, respectively.

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code, that is available to substantially all employees (the "401(k) Plan"). The Board of Directors also approved a matching program for the 401(k) Plan in 1996, equating to 100% of the first one-hundred dollars contributed and 50% on the balance of contributions made thereafter, up to 6% of the employee's eligible earnings. The Board of Directors also approved a discretionary profit sharing contribution into the 401(k) Plan of up to 2% of the employee's eligible earnings in 1998, based on our financial performance during that year. There was no 401(k) Plan profit sharing contribution made in 2000 or 1999. Expenses relating to the 401(k) Plan profit sharing contribution totaled $2.1 million for 1998.

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

FOREIGN CONSOLIDATED STATEMENTS OF CONDITION
DECEMBER 31,

                                                                                       2000              1999               1998
------------------------------------------------------------------------------------------------------------------------------------
Assets
Deposits with Banks in Foreign Countries:
  Interest-Bearing                                                                   $  279,601        $  350,978       $   555,081
  Other                                                                                   7,734             9,343             8,538
------------------------------------------------------------------------------------------------------------------------------------
Total Deposits with Banks in Foreign Countries                                          287,335           360,321           563,619

Loans to Foreign Customers:
  Governments and Official Institutions                                                  69,119            67,554            74,676
  Banks and Financial Institutions                                                        1,717             2,730             9,451
  Commercial and Industrial and Commercial Property                                     321,850           388,182           390,217
  Other                                                                                  37,086            51,607            42,353
------------------------------------------------------------------------------------------------------------------------------------
Total Loans, Net of Unearned Discount                                                   429,772           510,073           516,697
Less:  Reserve for Loan Losses                                                            9,449             8,732            10,617
------------------------------------------------------------------------------------------------------------------------------------
Total Net Loans                                                                         420,323           501,341           506,080
Pool Funds Provided, Net 1                                                              388,189           257,794           274,625
Other Assets                                                                             62,716            49,813            50,568
====================================================================================================================================
Total Assets                                                                         $1,158,563        $1,169,269      $  1,394,892
====================================================================================================================================

Liabilities
Foreign Deposits:
  Banks in Foreign Countries                                                         $   82,077        $   84,383      $    218,183
  Governments and Official Institutions                                                 425,227           291,957           272,573
  Other                                                                                 403,429           499,380           615,746
------------------------------------------------------------------------------------------------------------------------------------
Total Deposits 2                                                                        910,733           875,720         1,106,502
Short-Term Borrowings                                                                   123,140           152,627           141,876
Other Liabilities                                                                       124,690           140,922           146,514
====================================================================================================================================
Total Liabilities                                                                    $1,158,563        $1,169,269      $  1,394,892
====================================================================================================================================

Supplemental Data on Foreign Deposits
Demand                                                                               $  131,551        $  122,855      $    125,695
Savings, NOW and Money Market                                                           212,435           228,910           243,511
Time 3                                                                                  566,747           523,955           737,296
====================================================================================================================================
Total Foreign Deposits                                                               $  910,733        $  875,720      $  1,106,502
====================================================================================================================================

1 Pool Funds Provided, Net are amounts contributed by foreign activities to fund domestic activities.
2 Foreign deposits in domestic offices totaled $434.3 million, $455.2 million and $494.4 million at December 31, 2000, 1999 and 1998, respectively.
3 A majority of time deposits are in amounts of $100 thousand or more.

The table to the right reflects changes in the reserve for loan losses on loans to customers domiciled outside the United States. Allocations of the provision for loan losses are based upon actual charge-off experience and additional amounts deemed necessary in relation to risks inherent in the foreign loan portfolio.

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

FOREIGN RESERVE FOR LOAN LOSSES

                                  2000       1999       1998
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1               $ 8,732    $10,617    $15,219

Provision for Loan Losses         14,742       (179)    (4,776)

Loans Charged-Off                 14,146      1,970        937
Less: Recoveries on
  Charged-Off Loans                  626        526      1,016
------------------------------------------------------------------------------------------------------------------------------------
Net Charge-Offs (Recoveries)      13,520      1,444        (79)

Foreign Exchange
  Translation Adjustments           (505)      (262)        95
====================================================================================================================================
Balance, December 31             $ 9,449    $ 8,732    $10,617
====================================================================================================================================

GEOGRAPHICAL PERFORMANCE

                                                                                                         INCOME BEFORE
                                                                                                        TAXES, MINORITY
                                                                 TOTAL ASSETS      TOTAL      TOTAL      INTEREST, AND       NET
                                                                 DECEMBER 31,     REVENUE   EXPENSES  EXTRAORDINARY LOSS   INCOME
------------------------------------------------------------------------------------------------------------------------------------
Middle East and Africa                                   2000      $   83,456    $ 8,731    $ 10,853        $ (2,122)    $ (1,319)
                                                         1999          93,439      8,162       7,454             708          480
                                                         1998          73,417      5,102       4,227             875          645
------------------------------------------------------------------------------------------------------------------------------------
Europe                                                   2000      $  504,318    $51,731    $ 64,309        $(12,578)    $ (7,821)
                                                         1999         585,168     45,300      41,367           3,933        2,666
                                                         1998         643,835     51,766      42,890           8,876        6,548
------------------------------------------------------------------------------------------------------------------------------------
Asia/Pacific                                             2000      $    8,532    $   797    $    991        $   (194)    $   (121)
                                                         1999           9,602        643         588              55           37
                                                         1998           8,435      1,491       1,235             256          189
------------------------------------------------------------------------------------------------------------------------------------
South and Central America                                2000      $   14,302    $ 1,530    $  1,903        $   (373)    $   (232)
                                                         1999          23,623      2,552       2,331             221          150
                                                         1998          58,462      5,340       4,423             917          676
------------------------------------------------------------------------------------------------------------------------------------
Caribbean                                                2000      $  158,576    $17,986    $ 22,358        $ (4,372)    $ (2,719)
                                                         1999         198,584     24,853      22,694           2,159        1,464
                                                         1998         332,362     28,746      23,816           4,930        3,637
------------------------------------------------------------------------------------------------------------------------------------
Other                                                    2000      $    1,190    $   150    $    186        $    (36)    $    (22)
                                                         1999           1,059        141         128              13            9
                                                         1998           3,756        461         381              80           59
====================================================================================================================================
Total Foreign 1                                          2000      $  770,374    $80,925    $100,600        $(19,675)    $(12,234)
                                                         1999         911,475     81,651      74,562           7,089        4,806
                                                         1998       1,120,267     92,906      76,972          15,934       11,754
------------------------------------------------------------------------------------------------------------------------------------
Percentage of Foreign                                    2000              14%        17%         25%          N/A 2         N/A 2
  to Consolidated                                        1999              16         19          21               8%          15%
                                                         1998              20         20          22              14           19
====================================================================================================================================

1 Foreign assets at December 31, 2000, 1999 and 1998, exclude net pool funds contributed by foreign activities to fund domestic activities.
2 Due to losses posted by foreign business segments, percentage of income before taxes, minority interest, extraordinary loss, and percentage of net income are not applicable.

NOTE 16.  PARENT CORPORATION FINANCIAL STATEMENTS

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

                                                                                      2000                1999              1998
------------------------------------------------------------------------------------------------------------------------------------
Revenues
Earnings from Subsidiaries 1                                                          $38,903         $ 54,643           $ 74,878
Interest on Time Deposit Placements                                                     9,977           14,894             23,911
Interest on Reverse Repurchase Agreements                                                 216              140              2,685
Interest and Dividends on Securities Available for Sale                                 5,415            3,884              3,772
Other Operating Income                                                                  1,105            2,171              1,598
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                         55,616           75,732            106,844

Operating Expenses
Interest Expense                                                                       38,107           44,227             49,108
Other Operating Expenses                                                                3,909            4,113              2,594
------------------------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                                               42,016           48,340             51,702

Income before Taxes                                                                    13,600           27,392             55,142
Applicable Income Tax Benefit 2                                                        (8,001)          (9,263)            (6,705)
------------------------------------------------------------------------------------------------------------------------------------
Income before Extraordinary Item                                                       21,601           36,655             61,847

Extraordinary Loss, Net of Taxes                                                         --             (5,061)              --
====================================================================================================================================
Net Income                                                                            $21,601         $ 31,594           $ 61,847
====================================================================================================================================

1 For the purpose of parent corporation only financial activity, "Earnings from Subsidiaries" are included in the revenues of the parent corporation. 2 Applicable income taxes are provided for based on parent corporation income only, and do not reflect the tax expense or benefit of the subsidiaries' operations.



STATEMENTS OF CONDITION
DECEMBER 31,

                                                                                                          2000              1999
------------------------------------------------------------------------------------------------------------------------------------
Assets
Cash                                                                                                    $  1,354          $  1,190
Time Deposits with Other Banks                                                                           124,000           181,000
Intercompany Reverse Repurchase Agreements                                                                 4,000             3,350
Securities Available for Sale (at Market Value)                                                           99,745            98,640
Loans                                                                                                     12,500              --
Investment in Subsidiaries                                                                               523,912           450,881
Other Assets                                                                                              47,047            31,080
====================================================================================================================================
Total Assets                                                                                            $812,558          $766,141
====================================================================================================================================

Liabilities
Other Liabilities                                                                                       $  2,479          $  1,095
Long-Term Debt:
  Subordinated Debentures due 2009                                                                        66,525            66,525
  Junior Subordinated Deferrable Interest Debentures, Series A, due 2026                                 154,640           154,640
  Junior Subordinated Deferrable Interest Debentures, Series C, due 2027                                 206,168           206,168
------------------------------------------------------------------------------------------------------------------------------------
Total Long-Term Debt                                                                                     427,333           427,333

Total Liabilities                                                                                        429,812           428,428
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                                                                     382,746           337,713
====================================================================================================================================
Total Liabilities and Shareholders' Equity                                                              $812,558          $766,141
====================================================================================================================================

PARENT CORPORATION FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

                                                                                      2000                1999              1998
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income                                                                          $ 21,601         $   31,594         $  61,847
Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
  Depreciation Expense and Amortization                                                  (24)               (16)             --
  Increase in Other Assets, excluding Premises & Equipment                           (16,189)            (2,988)           (8,549)
  Increase (Decrease) in Other Liabilities                                             1,384             (4,468)             (122)
  (Undistributed) Overdistributed Earnings of Subsidiaries                            (3,903)           (12,643)           54,122
  Extraordinary Losses on Redemption of Long-Term Debt                                   --               7,786              --
------------------------------------------------------------------------------------------------------------------------------------
   Total Adjustments                                                                 (18,732)           (12,329)           45,451
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                              2,869             19,265           107,298
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
  Purchase of Securities Available for Sale                                              --             (99,969)             (133)
  Proceeds from Sales of Securities Available for Sale                                   --               4,148              --
  Net Increase in Loans                                                              (12,500)               --               --
  Net Increase in Premises & Equipment                                                  (156)                (3)             --
  Net Increase in Investment in Subsidiaries                                         (41,737)           (37,453)             --
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                                (54,393)          (133,277)             (133)
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
  Repayments of Long-Term Debt                                                           --            (130,312)             --
  Net Proceeds from Issuance of Common Stock                                             982                830             1,834
  Dividend Payments - Preferred Shares                                                   --                --              (9,854)
                    - Common Shares                                                   (5,667)            (5,706)           (6,123)
  Redemption of Preferred Stock                                                          --                --            (109,000)
  Repurchase of Common Stock                                                             --             (42,191)           (5,443)
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                                                 (4,685)          (177,379)         (128,586)
------------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes                                                           23               --                --
------------------------------------------------------------------------------------------------------------------------------------
Net Decrease in Cash and Cash Equivalents                                            (56,186)          (291,391)          (21,421)

Cash and Cash Equivalents at Beginning of Year                                       185,540            476,931           498,352
====================================================================================================================================
Cash and Cash Equivalents at End of Year                                            $129,354         $  185,540         $ 476,931

Supplemental Disclosures:
  Interest Paid                                                                     $ 38,055         $   48,602         $  48,815
  Income Tax Payments                                                                  7,274                128            23,178
====================================================================================================================================

NOTE 17. SEGMENT PROFITABILITY

DECEMBER 31, 2000


                                           INTERNATIONAL   RIGGS &            RIGGS CAPITAL                          RIGGS NATIONAL
                                 BANKING      BANKING      COMPANY  TREASURY    PARTNERS      OTHER  RECONCILIATION    CORPORATION
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income
Interest Income                $  197,570   $  61,752      $  5,904 $  151,576   $    137     $ 47,256  $     --
Interest Expense                   64,488      83,287        12,889     56,317        --        53,685        --
Funds Transfer Income (Expense)    (7,530)     59,003        18,556    (87,117)    (3,117)      20,205        --
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense),
  Tax-Equivalent                  125,552      37,468        11,571      8,142     (2,980)      13,776        --
Provision for Loan Losses          (4,160)    (14,631)         --         --          --           --         --
Tax-Equivalent Adjustment          (2,159)       --            --         --          --           --         --
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense)  $  119,233   $  22,837      $ 11,571 $    8,142   $ (2,980)    $ 13,776  $     --         $  172,579
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Income
Noninterest Income - External
  Customers                    $   40,313   $   4,270      $ 58,309 $    3,723   $ 10,563     $    835  $     --
Intersegment Noninterest Income     3,512       5,769           660          1        --         3,354        --
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income       $   43,825   $  10,039      $ 58,969 $    3,724   $ 10,563     $  4,189  $   (13,296)     $  118,013
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Expense
Depreciation and Amortization  $    6,240   $   1,094      $    869 $       17   $     22     $  8,961  $     --
Direct Expense                     68,699      34,634        37,188      4,105      2,541       73,276        --
Overhead and Support               52,504      12,488        12,608      1,739         76      (79,415)       --
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense      $  127,443   $  48,216      $ 50,665 $    5,861   $  2,639     $  2,822  $   (13,296)     $  224,350
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Taxes,
  Minority Interest, and
  Extraordinary Loss           $   35,615   $ (15,340)     $ 19,875 $    6,005   $  4,944     $ 15,143  $     --         $   66,242
====================================================================================================================================
====================================================================================================================================
Total Average Assets           $2,803,142   $ 896,919      $100,901 $2,411,402   $ 74,596     $929,934  $(1,611,864)     $5,605,030
====================================================================================================================================

Our reportable segments are strategic business units that provide diverse products and services within the financial services industry. We have six reportable segments: Banking, International Banking, Riggs & Company, Treasury, Riggs Capital Partners and Other. The Banking segment provides traditional banking services such as lending and deposit taking to retail, corporate and commercial customers. The International Banking segment includes our Washington, D.C. based embassy-banking business, the London-based banking subsidiary, RBEL, and the Berlin branch. The International Banking segment also includes our private-client services division - London based RCIL. Riggs & Company is our private client services division that provides trust and investment management services to a broad customer base. The Treasury segment is responsible for asset and liability management throughout our company. Riggs Capital Partners represents our venture capital subsidiaries, which specialize in equity investments in privately-held high-growth companies. "Other" consists of our unallocated parent company income and expense, net interest income from unallocated equity and foreclosed real estate activities.

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

DECEMBER 31, 1999

                                           INTERNATIONAL   RIGGS &            RIGGS CAPITAL                           RIGGS NATIONAL
                                 BANKING      BANKING      COMPANY   TREASURY    PARTNERS      OTHER  RECONCILIATION   CORPORATION
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income
Interest Income                $  188,632    $ 54,723      $ 11,164 $  108,681   $      5   $   50,541  $     --
Interest Expense                   57,035      63,276        16,023     36,197        --        51,031        --
Funds Transfer Income (Expense)    (8,175)     38,270        17,527    (57,102)    (1,079)      10,559        --
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense),
  Tax-Equivalent                  123,422      29,717        12,668     15,382     (1,074)      10,069        --
Provision for Loan Losses          (2,500)       --            --         --          --           --         --
Tax-Equivalent Adjustment          (2,814)       --            --         (430)       --           --         --
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense)  $  118,108    $ 29,717      $ 12,668 $   14,952   $ (1,074)  $   10,069  $     --         $  184,440
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Income
Noninterest Income - External
  Customers                    $   39,595    $  3,007      $ 54,028 $    2,699   $  1,975   $    5,322  $     --
Intersegment Noninterest Income     2,566       4,178           482          2        --         3,184        --
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income       $   42,161    $  7,185      $ 54,510 $    2,701   $  1,975   $    8,506  $   (10,412)     $  106,626
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Expense
Depreciation and Amortization  $    7,433    $    704      $    920 $       14   $     13   $    7,625  $     --
Direct Expense                     59,548      22,025        35,097      3,313      2,033       78,931        --
Overhead and Support               59,374      11,113        13,347      1,747         18      (85,599)       --
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense      $  126,355    $ 33,842      $ 49,364 $    5,074   $  2,064   $      957  $   (10,412)     $  207,244
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Taxes,
  Minority Interest, and
  Extraordinary Loss           $   33,914    $  3,060      $ 17,814 $   12,579   $ (1,163)  $   17,618  $     --         $   83,822
====================================================================================================================================
====================================================================================================================================
Total Average Assets           $2,763,725    $836,759      $204,796 $1,944,381   $ 18,099   $1,060,367  $(1,245,534)     $5,582,593
====================================================================================================================================

DECEMBER 31, 1998

                                           INTERNATIONAL    RIGGS &            RIGGS CAPITAL                          RIGGS NATIONAL
                                 BANKING      BANKING       COMPANY  TREASURY    PARTNERS      OTHER  RECONCILIATION    CORPORATION
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income
Interest Income                $  192,335    $ 53,195      $ 12,750 $  106,536    $   --    $   61,871  $      --
Interest Expense                   72,381      66,004        14,724     31,653        --        48,584         --
Funds Transfer Income (Expense)    15,382      41,734        14,309    (77,814)       --         6,389         --
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense),
  Tax-Equivalent                  135,336      28,925        12,335     (2,931)       --        19,676         --
Provision for Loan Losses             --         --            --         --          --           --          --
Tax-Equivalent Adjustment          (1,209)       --            --       (1,780)       --           --          --
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense)  $  134,127    $ 28,925      $ 12,335 $   (4,711)   $   --    $   19,676  $      --        $  190,352
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Income
Noninterest Income - External
  Customers                    $   39,442    $  7,116      $ 48,386 $   17,586    $   --    $    1,752  $      --
Intersegment Noninterest Income       --        4,426           442          2        --         1,766         --
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income       $   39,442    $ 11,542      $ 48,828 $   17,588    $   --    $    3,518  $    (6,636)     $  114,282
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Expense
Depreciation and Amortization  $    7,006    $    624      $  1,614 $       14    $   --    $    6,921  $      --
Direct Expense                     55,217      20,671        29,215      1,483        --        77,623         --
Overhead and Support               63,850       9,387        10,309      1,434        --       (84,980)        --
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense      $  126,073    $ 30,682      $ 41,138 $    2,931    $   --    $     (436) $    (6,636)     $  193,752
------------------------------------------------------------------------------------------------------------------------------------
Income Before Taxes,
  Minority Interest, and
  Extraordinary Loss           $   47,496    $  9,785      $ 20,025 $    9,946    $   --    $   23,630  $      --        $  110,882
====================================================================================================================================
====================================================================================================================================
Total Average Assets           $2,656,497    $723,158      $204,269 $1,850,848    $   807   $1,183,495  $(1,052,363)     $5,566,711
====================================================================================================================================

NOTE 18. COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (LOSS)

                                                                                  BEFORE               TAX
                                                                                   TAX              (EXPENSE)        NET OF TAX
                                                                                  AMOUNT             BENEFIT           AMOUNT
------------------------------------------------------------------------------------------------------------------------------------
Twelve Months Ended December 31, 2000:
Foreign Currency Translation Adjustments                                        $ (3,169)         $  1,109           $ (2,060)
Unrealized Gain (Loss) on Securities:
  Unrealized Holding Gain (Loss) Arising During Period                            46,754           (16,364)            30,390
  Less: Reclassification Adjustment for (Gains)
    Losses Included in Net Income                                                   (327)              114               (213)
------------------------------------------------------------------------------------------------------------------------------------
Net Unrealized Gain (Loss)                                                        46,427           (16,250)            30,177
------------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income                                                      $ 43,258          $(15,141)          $ 28,117
====================================================================================================================================
Twelve Months Ended December 31, 1999:
Foreign Currency Translation Adjustments                                        $ (1,920)         $    672           $ (1,248)
Unrealized Gain (Loss) on Securities:
  Unrealized Holding Gain (Loss) Arising During Period                           (57,760)           20,216            (37,544)
  Less: Reclassification Adjustment for (Gains)
    Losses Included in Net Income                                                 (1,154)              404               (750)
------------------------------------------------------------------------------------------------------------------------------------
Net Unrealized Gain (Loss)                                                       (58,914)           20,620            (38,294)
------------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income                                                      $(60,834)         $ 21,292           $(39,542)
====================================================================================================================================
Twelve Months Ended December 31, 1998:
Foreign Currency Translation Adjustments                                        $   (734)         $    257           $   (477)
Unrealized Gain (Loss) on Securities:
  Unrealized Holding Gain (Loss) Arising During Period                            10,042            (3,515)             6,527
  Less: Reclassification Adjustment for (Gains)
    Losses Included in Net Income                                                (15,023)            5,258             (9,765)
------------------------------------------------------------------------------------------------------------------------------------
Net Unrealized Gain (Loss)                                                        (4,981)            1,743             (3,238)
------------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss)                                               $ (5,715)         $  2,000           $ (3,715)
====================================================================================================================================


ACCUMULATED OTHER COMPREHENSIVE
INCOME (LOSS) BALANCES

                                                                                  FOREIGN          UNREALIZED         ACCUMULATED
                                                                                 CURRENCY          GAIN (LOSS)           OTHER
                                                                                TRANSLATION            ON            COMPREHENSIVE
                                                                                ADJUSTMENT         SECURITIES        INCOME (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Twelve Months Ended December 31, 2000
Balance, December 31, 1999                                                       $(2,597)         $(39,493)          $(42,090)
Current Period Change                                                             (2,060)           30,177             28,117
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                                       $(4,657)         $ (9,316)          $(13,973)
====================================================================================================================================

Twelve Months Ended December 31, 1999
Balance, December 31, 1998                                                       $(1,349)         $ (1,199)          $ (2,548)
Current Period Change                                                             (1,248)          (38,294)           (39,542)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                                       $(2,597)         $(39,493)          $(42,090)
====================================================================================================================================

Twelve Months Ended December 31, 1998
Balance, December 31, 1997                                                       $  (872)         $  2,039           $  1,167
Current Period Change                                                               (477)           (3,238)            (3,715)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                                       $(1,349)         $ (1,199)          $ (2,548)
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



/s/ ROBERT L. ALLBRITTON    /s/ TIMOTHY C. COUGHLIN  /s/ STEVEN T. TAMBURO
    --------------------        -------------------      -----------------

    Robert L. Allbritton        Timothy C. Coughlin      Steven T. Tamburo
    Chairman of the Board and   President                Chief Financial Officer
    Chief Executive Officer

Report of
INDEPENDENT PUBLIC ACCOUNTANTS

TO RIGGS NATIONAL CORPORATION:

We have audited the accompanying consolidated statements of condition of RIGGS NATIONAL CORPORATION (a Delaware corporation) and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of Riggs National Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Riggs National Corporation and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN LLP
    -------------------
    Arthur Andersen LLP

    Vienna, VA,
    January 17, 2001

Supplemental
FINANCIAL DATA (UNAUDITED)
QUARTERLY FINANCIAL INFORMATION

                                                                                                     2000
UNAUDITED FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998                  FIRST        SECOND          THIRD        FOURTH
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                       QUARTER       QUARTER        QUARTER       QUARTER
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                                                                $90,081       $89,812     $ 88,365        $86,420
Interest Expense                                                                41,048        41,079       41,308         39,873
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                             49,033        48,733       47,057         46,547
Less:  Provision for Loan Losses                                                   600           403       16,491          1,297
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income after Provision for Loan Losses                             48,433        48,330       30,566         45,250
Noninterest Income                                                              32,541        32,273       30,077         23,122
Noninterest Expense                                                             53,844        55,616       55,947         58,943
------------------------------------------------------------------------------------------------------------------------------------
Income before Taxes, Minority Interest and Extraordinary Loss                   27,130        24,987        4,696          9,429
Applicable Income Tax Expense                                                    9,640         8,915        3,600          2,898
Minority Interest in Income of Subsidiaries, Net of Taxes                        5,938         5,742        5,348          2,560
====================================================================================================================================
Net Income (Loss)before Extraordinary Loss                                      11,552        10,330       (4,252)         3,971
Extraordinary Loss, Net of Taxes                                                  --            --            --             --
------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                               11,552        10,330       (4,252)         3,971
Less: Dividends on Preferred Stock                                                --            --            --             --
         Excess of Call Price over Carrying Amount of Preferred Stock             --            --            --             --
------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss) Available for Common Shareholders                            $11,552       $10,330     $ (4,252)       $ 3,971
------------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share
  Before Extraordinary Loss  -Basic                                            $   .41       $   .36     $   (.15)       $   .14
                             -Diluted                                              .41           .36         (.15)           .14
====================================================================================================================================
Earnings (Loss) Per Share    -Basic                                            $   .41       $   .36     $   (.15)       $   .14
                             -Diluted                                              .41           .36         (.15)           .14
====================================================================================================================================



CONSOLIDATED FINANCIAL RATIOS AND OTHER INFORMATION

                                                   2000             1999             1998              1997               1996
------------------------------------------------------------------------------------------------------------------------------------
Net Income to Average:
Earning Assets                                       .43%            .62%            1.21%              1.06%             1.56%
Total Assets                                         .39             .57             1.11                .97              1.40
Shareholders' Equity                                6.06            9.14            13.61              11.69             16.48
------------------------------------------------------------------------------------------------------------------------------------
Average:
Loans to Deposits                                  74.66%          77.50%           75.50%             66.97%            67.19%
Shareholders' Equity to Loans                      11.55           10.79            14.72              16.35             15.64
Shareholders' Equity to Deposits                    8.62            8.36            11.11              10.95             10.51
Shareholders' Equity to Assets                      6.36            6.19             8.17               8.28              8.48
------------------------------------------------------------------------------------------------------------------------------------
At December 31:
Reserve for Loan Losses to Total Loans              1.23%           1.29%            1.67%              1.82%             2.44%
Common Shareholders                                2,162           2,315            2,466              2,754             3,058
Employees                                          1,558           1,589            1,598              1,580             1,519
Banking Offices                                       60              60               60                 62                63
------------------------------------------------------------------------------------------------------------------------------------
Per Share Data:
Dividend Payout Ratio                              26.32%          18.35%           16.53%             15.75%             8.38%
Average Common Shares Outstanding             28,348,699      28,463,825       30,603,384         30,422,822        30,317,572
Book Value per Common Share                       $13.48          $11.93           $12.93             $12.04            $10.88
====================================================================================================================================


                            1999                                                                     1998
     FIRST         SECOND         THIRD        FOURTH                           FIRST        SECOND          THIRD        FOURTH
    QUARTER        QUARTER       QUARTER       QUARTER                         QUARTER       QUARTER        QUARTER       QUARTER
------------------------------------------------------------------------------------------------------------------------------------
    $81,527        $80,809       $84,649       $87,458                         $86,932       $87,068       $93,772       $86,030
     35,701         34,971        37,288        39,543                          39,247        39,706        45,020        39,477
------------------------------------------------------------------------------------------------------------------------------------
     45,826         45,838        47,361        47,915                          47,685        47,362        48,752        46,553
       --             --            --           2,500                            --            --            --            --
------------------------------------------------------------------------------------------------------------------------------------
     45,826         45,838        47,361        45,415                          47,685        47,362        48,752        46,553
     24,330         25,351        29,616        27,329                          28,137        25,227        32,890        28,028
     50,155         50,209        51,634        55,246                          47,408        47,070        50,134        49,140
------------------------------------------------------------------------------------------------------------------------------------
     20,001         20,980        25,343        17,498                          28,414        25,519        31,508        25,441
      7,298          6,420         8,089         5,146                           7,792         5,987         9,206         6,103
      4,987          4,986         4,987         5,254                           4,987         4,986         4,987         4,987
====================================================================================================================================
      7,716          9,574        12,267         7,098                          15,635        14,546        17,315        14,351
       --             --           5,061           --                             --            --            --            --
====================================================================================================================================
      7,716          9,574         7,206         7,098                          15,635        14,546        17,315        14,351
       --             --            --            --                             2,688         2,687         2,688         1,791
       --             --            --            --                              --            --            --          13,808
------------------------------------------------------------------------------------------------------------------------------------
    $ 7,716        $ 9,574       $ 7,206        $7,098                         $12,947       $11,859       $14,627       $(1,248)
------------------------------------------------------------------------------------------------------------------------------------
    $   .27        $   .34       $   .43        $  .25                         $   .42       $   .39       $   .48       $  (.04)
        .26            .33           .42           .25                             .41           .37           .46          (.04)
====================================================================================================================================
    $   .27        $   .34       $   .25        $  .25                         $   .42       $   .39       $   .48       $  (.04)
        .26            .33           .25           .25                             .41           .37           .46          (.04)
====================================================================================================================================




QUARTERLY STOCK INFORMATION 1

                                                                                                                 DIVIDENDS
                                                                                         PRICE RANGE             DECLARED
                                                                                        HIGH        LOW          AND PAID 2
------------------------------------------------------------------------------------------------------------------------------------
2000   Fourth Quarter                                                                 $14.813    $ 9.750          $.05
       Third Quarter                                                                   13.500     11.063           .05
       Second Quarter                                                                  15.250     11.875           .05
       First Quarter                                                                   13.188      9.563           .05
------------------------------------------------------------------------------------------------------------------------------------
1999   Fourth Quarter                                                                 $18.313    $12.063          $.05
       Third Quarter                                                                   20.625     16.00            .05
       Second Quarter                                                                  20.938     15.75            .05
       First Quarter                                                                   20.625     16.25            .05
------------------------------------------------------------------------------------------------------------------------------------
1998   Fourth Quarter                                                                 $26.25     $19.00           $.05
       Third Quarter                                                                   30.25      22.00            .05
       Second Quarter                                                                  30.625     26.688           .05
       First Quarter                                                                   28.25      23.25            .05
====================================================================================================================================

1 The stock information listed above represents high and low sales prices as reported on the NASDAQ National Market System, based on daily closing prices. 2 See Note 10 to the Financial Statements.

THREE-YEAR FOREIGN AVERAGE CONSOLIDATED STATEMENTS OF CONDITION AND RATES

                                                      2000                          1999                           1998
                                          AVERAGE    INCOME/   YIELDS/    AVERAGE   INCOME/  YIELDS/    AVERAGE   INCOME/  YIELDS/
(IN THOUSANDS)                           BALANCES    EXPENSE    RATES     BALANCES  EXPENSE   RATES    BALANCES   EXPENSE   RATES
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Loans, Net of Unearned Discounts       $  456,839    $35,413    7.75% $  500,097   $36,842    7.37% $  425,938   $35,609    8.36%
Time Deposits with Other Banks            291,909     18,583    6.37     413,198    20,709    5.01     485,477    27,136    5.59
Pool Funds Provided, Net 1                398,987     19,415    4.87     336,975    18,095    5.37     364,692    20,130    5.52
------------------------------------------------------------------------------------------------------------------------------------
Total Earning Assets and
  Average Rate Earned                   1,147,735     73,411    6.40%  1,250,270    75,646    6.05   1,276,107    82,875    6.49
Less:  Reserve for Loan Losses              8,552                          9,590                        11,635
Cash and Due from Banks                    25,163                         24,722                        25,178
Premises and Equipment, Net                15,785                         16,094                        16,544
Other Assets                               19,911                         16,497                        12,814
====================================================================================================================================
Total Assets                           $1,200,042                     $1,297,993                    $1,319,008

LIABILITIES AND
SHAREHOLDERS' EQUITY
 Interest-Bearing Deposits:
  Savings, NOW and Money Market        $  231,642    $ 6,609    2.85% $  248,698   $ 6,689    2.69% $  278,519   $ 9,426    3.38%
  Other Time                              604,632     39,011    6.45     656,616    36,486    5.56     626,153    37,336    5.96
------------------------------------------------------------------------------------------------------------------------------------
Total Interest-Bearing Deposits           836,274     45,620    5.46     905,314    43,175    4.77     904,672    46,762    5.17
Short-Term Borrowings                     105,283      4,508    4.28     129,810     5,239    4.04     142,218     6,973    4.90
------------------------------------------------------------------------------------------------------------------------------------
Total Interest-Bearing Funds and
  Average Rate Incurred                   941,557     50,128    5.32   1,035,124    48,414    4.68   1,046,890    53,735    5.13
Demand Deposits                           131,735                        122,483                       134,358
Other Liabilities and
  Shareholders' Equity                    126,750                        140,386                       137,760
====================================================================================================================================
Total Liabilities and
  Shareholders' Equity                 $1,200,042                     $1,297,993                    $1,319,008
====================================================================================================================================
Net Interest Income and Spread                       $23,283    1.08%              $27,232    1.37%              $29,140    1.36%
====================================================================================================================================
Net Interest Margin on Earning Assets                           2.03%                         2.18%                         2.28%
====================================================================================================================================

1 Pool Funds Provided, Net, are amounts contributed by foreign activities to fund domestic activities.