Form 10-K, Exhibit 13
period 2001-12-31
RIGGS NATIONAL CORP
filed 2002-03-22
CIK 350847

Exhibit Page 140

financial
HIGHLIGHTS

                                                                      YEARS ENDED DECEMBER 31,
(In Thousands, Except Per Share Amounts and Ratios)                   2001              2000
-------------------------------------------------------------------------------------------------
EARNINGS
Net Interest Income                                                 $  191,116      $  191,370
Provision for Loan Losses                                                2,526          18,791
Noninterest Income, Excluding Securities Gains, Net                     73,272         117,686
Securities Gains, Net                                                   12,037             327
Noninterest Expense                                                    266,341         224,350
Applicable Income Tax Expense                                           11,075          25,053
Minority Interest, Net of Taxes                                         19,860          19,588
Net Income (Loss)                                                      (23,377)         21,601
-------------------------------------------------------------------------------------------------
PER SHARE DATA
Earnings (Loss) Per Share - Basic                                   $     (.82)     $      .76
Earnings (Loss) Per Share - Diluted                                       (.82)            .76
-------------------------------------------------------------------------------------------------
AVERAGES
Assets                                                              $5,537,407      $5,605,030
Earning Assets                                                       4,959,725       5,007,093
Loans                                                                2,893,856       3,086,642
Deposits                                                             4,133,161       4,134,329
Shareholders' Equity                                                   394,645         356,377
-------------------------------------------------------------------------------------------------
RATIOS
Return on Average Assets                                                  (.42)%           .39%
Return on Average Equity                                                 (5.92)           6.06
Dividend Payout                                                            N/A           26.32
Shareholders' Equity to Assets                                            5.92            6.89
Average Loans to Average Deposits                                        70.02           74.66
Reserve for Loan Losses to Total Loans                                    1.03            1.23
Book Value Per Common Share Outstanding                             $    12.66      $    13.48
-------------------------------------------------------------------------------------------------
YEAR-END
Assets                                                              $6,099,402      $5,554,472
Earning Assets                                                       5,505,694       4,941,612
Loans                                                                2,868,592       2,940,738
Deposits                                                             4,522,283       4,075,977
Shareholders' Equity                                                   360,823         382,746
Common Shares Outstanding                                           28,494,905      28,400,666
=================================================================================================

Exhibit Page 141

To our fellow
SHAREHOLDERS

Riggs is a strong company, and as 2002 begins, we are on our way to becoming even stronger and better performing.

In 2001, Riggs’ senior management and I conducted a thorough review of our operations. Our goal was to identify opportunities to enhance both the quality of service to our clients and the profitability and returns to our shareholders. We were successful in finding three such opportunities: upgrading and standardizing our technology, re-designing our operational processes, and realigning our European operations to focus on embassy banking and private banking. The charges and expected one-time costs are significant, but they are justified by the savings and growth Riggs expects to achieve as a result. In 2002 alone, Riggs should realize approximately $6.6 million in pre-tax savings. After the technology upgrade is complete, expected for year-end 2002, Riggs will be far better able to market tailored financial solutions to our customers, consistent with our growth strategy.

Our 2001 results were significantly impacted by $40.0 million in restructuring and other non-credit-related charges, $31.1 million in venture capital losses, and the difficult economic environment of the year. Riggs recorded a loss for the year of $23.4 million, or $0.82 per share. This compared to net income in 2000 of $21.6 million, or $0.76 cents per diluted share. The initiatives I have described, which in part account for the charges, reflect our dissatisfaction with the status quo and our commitment to improving Riggs’ performance.

The losses from our venture capital business, which was profitable the year before, were not atypical in an industry especially vulnerable to the difficult market environment. We have carefully reviewed the $56 million of venture capital investments remaining on our books, and have reduced our remaining funding commitment from $110.5 million to $30.5 million.

We are fortunate that Riggs’ underlying financial strength allowed us to take such action to increase long-term returns to the shareholders. Even after the fourth quarter charges, the Corporation’s total and leverage capital ratios were 24.3% and 8.2%, at December 31, 2001, compared to regulatory minimums of 8.0% and 4.0% respectively. These ratios remain well above regulatory requirements and exceed the averages of our peers in the banking industry.

Exhibit Page 142

SERVING CUSTOMERS

The initiatives we have developed strengthen our commitment to our business strategy. Riggs intends to remain a leader in serving customers in four primary business sectors.

In Wealth Management, we are poised to meet the increasingly demanding needs of the unique Washington area marketplace. The Washington area is one of the wealthiest in the country with total investable assets of approximately $450 billion.

To help focus on its opportunity, we recruited Henry D. Morneault as chairman of Riggs & Co., our private banking, trust and investment management division. Henry is putting his 25 years’ experience in financial management to work for Riggs, organizing our Wealth Management teams around clients rather than products so that they can provide integrated solutions rather than stand-alone services.

Similarly, in Relationship Banking, the business that serves Washington area corporations and non-profits, we believe we have a great opportunity to capture valuable relationships, due in part to the recent industry consolidation that has caused many companies to seek a new banking partner.

Leading our Relationship Banking initiative is a well known and well respected local banker, Terrie G. Spiro, who we recruited in July. Already, Terrie has assembled a team of top commercial bankers who are skilled in tailoring solutions to meet the needs of organizations in our area.

In International Banking, leveraging our world-class Washington embassy and private banking base, we realigned our focus in London from non-strategic, largely transactional commercial lending business toward relationship-oriented wealth management services for individuals.

In Community Banking, we initiated plans to complement our 50-branch network with expansion in the thriving Northern Virginia and Maryland suburbs. We will look to expand opportunistically over an appropriate time frame, which we expect to be positive to the institution.

More than ever, recruiting top talent is critical to fulfill our service mission. We therefore are very pleased to have added an experienced human resources director, William A. Craig, to ensure that our compensation plans, training and development, and other employee relations policies are fully competitive.

We also are very fortunate to have recruited a veteran Washington area chief credit officer, Shaun V. Kelley, to ensure our credit policies are market driven and that we balance risk with reward in a manner that is beneficial to both Riggs and our clients.

Exhibit Page 143

SUPPORTING OUR COMMUNITY

The tragic events of September 11 shocked and saddened the entire nation. And with the attack on the Pentagon, we in Washington were affected directly and personally.

The day after the attack on the Pentagon, Riggs established a Washington Family Relief Fund. With able assistance from three media partners—ABC 7, WTOP Radio and the Journal Newspapers—we raised $1.3 million, much of it in small donations contributed at Riggs branches, for the sole benefit of families, victims and others affected by the tragic events at the Pentagon.

BUILDING OUR FRANCHISE

When Larry Hebert became president and CEO of Riggs Bank N.A. and I became chairman and CEO of Riggs National Corporation in February 2001, we knew the special responsibility we were assuming to continue and strengthen Riggs’ 166-year history and tradition of service to its customers. The most important way we can honor that responsibility and continually renew the trust and reputation Riggs has earned is to remain focused on a single objective: to build the value of the Riggs franchise.

Developing the initiatives we adopted last year was an important first step toward positioning Riggs for greater growth in the years ahead. More important still will be our success in executing those plans. That is our overriding focus for 2002, and I am confident that our people have the talent and motivation to accomplish our goals.

We appreciate your loyalty and support.

/S/ ROBERT L. ALLBRITTON

Robert L. Allbritton
Chairman and Chief Executive Officer

Exhibit Page 144

serving the
MOST IMPORTANT CUSTOMERS
IN THE WORLD

For 166 years, Riggs has been Washington's bank.

From its first main office in 1836 across the street from the U.S. Treasury and the White House, Riggs has played a singular role in the unique environment of the nation’s capital.

Through the years, Riggs has helped build Washington into the world’s most envied capital city. From providing Treasury auctions and depository services for the U.S. government, to selling U.S. government bond issues overseas, to financing the construction of the U.S. Capitol dome and the restoration of Mount Vernon, Riggs has been there every step of the way. And, in addition to serving our nation’s capital, we have served the financial needs of statesmen, diplomats and U.S. presidents for generations, commencing with President John Tyler in 1842.

In times of special community need, Riggs has been there too—from significant annual loans and investments in affordable housing and community development projects, to hundreds of hours spent volunteering in the community, to last year’s immediate response to aid the victims of the terrorist attack on the Pentagon.

The Riggs franchise has always been synonymous with serving the Greater Washington area, and in 2001 we took important steps to enhance the value of that franchise and to better answer the financial needs of the people and organizations of Washington, suburban Maryland and Northern Virginia.

We focused our actions on four distinct businesses.

WEALTH MANAGEMENT

From trust and estate planning, to investment management, to retirement planning and private banking, Riggs is a key provider of wealth management services in the D.C. marketplace.

We are in the right market at the right time. Washington’s metropolitan area is the nation’s fourth largest in terms of size, and ranks first in terms of median household income.

Exhibit Page 145

Moreover, Fairfax County in Northern Virginia is one of the nation’s wealthiest counties, with approximately 50,000 households posting a net worth in excess of $1 million. To exceed the expectations of such a discerning and sophisticated client base demands a team of experienced wealth managers and an organization centered on serving clients.

This was our focus in 2001, to integrate the delivery of the full range of Riggs Wealth Management services into a more client-centric organization—where the client, not the product, is key.

Our mandate in Wealth Management is to provide clients with the seamless delivery of tailored solutions to meet personal financial needs, regardless of the particular service required. Riggs’ clear goal is to attain market leadership in managing the financial assets of individuals in our market.

To accomplish a more client-centric focus, we reassessed our management team and redefined our organizational structure.

We recruited top caliber professionals to lead the initiative.

Henry D. Morneault with 25 years of financial management experience, joined us as chairman of Riggs & Co., our principal wealth management business with $6.9 billion in assets under management. To accelerate the sales effort, we promoted Henry A. Dudley, an experienced private banker, to president of Riggs & Co. We attracted Sherman W. Moore, with 14 years of local private banking experience, to head the domestic private bank, and recruited Elizabeth F. Hicks, a 20-year retail securities veteran, as president of Riggs Investment Corp., our full-service broker-dealer.

We reconfigured our organization from a business model designed around disparate products and processes to one focused on serving clients.

Our new structure consolidated the business into three components: distribution and client sales, operations, and investment management.

At the center of this organization are experienced client relationship managers who work closely with customers to understand their needs and then draw upon the relevant Riggs resources to deliver tailored, integrated solutions to meet their clients’ goals.

In the investment management area, we created Riggs Investment Advisors to serve as an umbrella organization for three of our separate entities—our portfolio management business, J. Bush & Co., and Riggs Investment Management Corporation. Under the guidance of chief investment officer, Pete Trinque, we are committed to a consistent and disciplined Riggs investment philosophy for our individual and institutional clients.

Exhibit Page 146

It is within Riggs Investment Advisors that Riggs manages not only individual portfolios, but also the Riggs Funds, a family of nine proprietary mutual funds—three stock funds, four bond funds and two money market funds. This diverse offering provides our clients with a range of funds from which to choose, depending on their individual goals and objectives.

Among our priorities in Wealth Management in 2002, we will: continue to add to our cadre of skilled professionals by filling certain key positions; enhance the technology to support the delivery of our services; and build assets under management.

With new leadership in place, a more logical structure to deliver service, and a reinvigorated focus to meet specific client needs, Riggs & Co. is poised to capitalize on the potential presented by the high net-worth Washington marketplace.

EMBASSY AND INTERNATIONAL PRIVATE BANKING

For many years, Riggs has enjoyed the distinction as the capital’s leading financial institution serving foreign embassies and international dignitaries. Washington, D.C. is home to 168 international embassies, and Riggs serves 95 percent of them.

Capitalizing on Riggs’ success in our nation’s capital, we have successfully brought our expertise and brand of service to the London and Berlin embassy banking markets. In London, we have established 54 official relationships with countries and foreign missions. In Berlin, after only two years in operation, we serve the U.S. Embassy and 14 other missions.

A natural extension of Riggs’ unique embassy banking business is our two-year-old international private banking business, which provides a high level of private banking and integrated trust and investment management services to affluent international clients with sophisticated and complex financial needs. This business is conducted from two offices—one in London, and the other in Jersey (Channel Islands).

Riggs Bank & Trust Company (Channel Islands) Limited (RBTCCI) opened in 2001 under the capable leadership of Rick Guillaume, who, prior to joining Riggs, had been active in the financial industry in Jersey for many years. The banking and trust services offered by RBTCCI center around a high quality, flexible approach to meeting individual client needs, from credit to treasury to investment management to discreet fiduciary services, including trust and company formation and administration. The latter are ideal for affluent international clients who may benefit from having a trust or company constituted in a stable and reputable jurisdiction as part of their estate or wealth planning. With its global capabilities, the Jersey office is an ideal complement to our private banking services in Washington, Miami and London.

Exhibit Page 147

In London in 2002, we will increase our emphasis on private and embassy banking, while transitioning out of non-strategic commercial businesses, such as real estate and corporate lending. Our goal is to grow our London private banking business by introducing the special quality of service and products this discriminating client segment demands. One niche product that we have introduced is the Riggs Executive Mortgage, a special interest-only mortgage for high-level U.S. expatriates assigned to London. With attractive features, including the ability to borrow significant amounts on a fixed or floating rate in a number of leading currencies, the product already is showing promise after only a short time on the market.

We are optimistic about the opportunities for growth in London and believe that by continuing to leverage our unique franchise in Embassy Banking, we will further enhance our Private Banking business both in the United States and around the world.

RELATIONSHIP BANKING

In addition to being the seat of federal government and the world’s foremost diplomatic hub, Washington is headquarters for thousands of renowned not-for-profit institutions, as well as small and middle market companies in a variety of high tech and traditional businesses. In fact, for the past four years, Greater Washington has been home to the largest number of Inc. 500 companies, the fastest-growing companies in the country.

Since Riggs was founded in 1836, commercial banking has been a hallmark of our business. As the largest independent bank headquartered in the District of Columbia, Riggs, through its Relationship Banking Group, continues to play an active role in the growth of many of the region’s companies, building these relationships by focusing on each client’s best interest. In today’s rapidly changing regulatory and economic environment, businesses need a broader solution set delivered in a personalized manner. Providing locally based and streamlined decision-making, Riggs is the bank best positioned to meet customer needs as quickly and efficiently as possible.

In 2001, we recruited Terrie G. Spiro, one of the area’s most respected commercial bankers, to lead and help grow our commercial banking initiatives. Terrie has assembled a team of talented, dedicated professionals with local banking experience who are skilled in tailoring solutions to match client objectives.

Exhibit Page 148

Whether clients require simple credit or sophisticated corporate banking solutions, private placements or treasury, wealth management or employee benefits, Riggs’ Relationship Banking Group can harness the wealth of products and services available to our clients from across the enterprise.

The Relationship Banking Group provides financing solutions to a variety of business types, from small businesses with credit needs up to $1 million, to middle market and larger corporate customers needing up to $20 million or more, to real estate investment trusts, real estate companies and opportunity funds.

Serving niche markets with unique requirements is a strength of Riggs’ Relationship Banking Group, which includes specialization in both the government contract market and not-for-profit sector. In the specialized government contract lending market, Riggs sees a significant opportunity as the federal government dramatically increases expenditures for defense, homeland security and infrastructure development. In 2001, we recruited a team of specialists with broad-based experience in the government contract market to help us capitalize on opportunities in this rapidly growing area.

Riggs traditionally has been a leader in serving the financial needs of the not-for-profit sector, including the many trade associations, universities, hospitals and philanthropic entities headquartered in the region. As in previous years, our Not-for-Profit Banking Service business thrived in 2001. Our tax-exempt financing expertise, serving the specific requirements of 501(c)(3) not-for-profit organizations, provides us with a competitive local advantage.

In 2002, backed by significant new resources, we will be expanding our successful Commercial Real Estate Banking business into suburban Maryland and Northern Virginia. In addition, we will seek to strengthen our existing relationships and establish new ones, while adding to our menu of product offerings, including a suite of new products for small businesses and the introduction of an Internet-based, real time cash management system that will enhance client efficiencies and create new revenue streams.

With a new team in place and a focused strategy, we are confident that Riggs’ Relationship Banking Group will make significant progress in penetrating our local area’s business marketplace in 2002.

Riggs’ commercial banking initiatives are separate from our venture capital investments. Riggs Capital Partners (RCP), the Corporation’s venture capital subsidiaries, invest directly in a diversified mix of companies. In the three years since its inception, RCP has been a good source of referrals for both our Relationship Banking and Wealth Management businesses. Like the venture capital industry as a whole, RCP’s investment performance in 2001 was significantly impaired by the challenging conditions in the equity markets. However, RCP’s portfolio is diversified through both direct and indirect investments across a spectrum of development stages and industry sectors. Its value as of year-end 2001 was $56 million, comprised of 31 direct investments and over 250 indirect investments through other venture funds. In 2002, our focus will be on nurturing this existing portfolio, as well as considering small, incremental, higher quality opportunities.

Exhibit Page 149

COMMUNITY BANKING

Since its earliest days, Riggs has grown along with its home city. As Washington developed into the most important of world capitals, Riggs expanded its branch network to meet the city’s financial needs. Today, nearly two-thirds of Riggs’ 50 branches reside within the District of Columbia.

In serving consumers in this market, 2001 saw continued positive performance in mortgage and home equity lending, reflecting the robust housing market in the Greater Washington area. We also expanded our alternative delivery channels—24-hour automated banking, Web-based banking, advanced ATMs and RiggsDirect, our telephone customer sales and service center.

As neighboring Montgomery and Fairfax Counties—two of our nation’s wealthiest regions—rapidly gain new residents, it is important that Riggs expand its presence in the Virginia and Maryland suburbs to serve this growing population. To do so, we have begun an opportunistic branch expansion program in these key markets. This enhanced geographic footprint will provide important channels for product and service distribution within the Community bank and cross-selling opportunities with other Riggs business units. With more locations across the region, Riggs will be able to reach more customers while continuing to provide quality service and quality offerings.

Our first new branch as part of this strategic expansion is scheduled to open in summer 2002 in Old Town Alexandria, Virginia. The Old Town office will be Riggs’ first Financial Center, an innovative concept, complete with Internet and sales kiosks, financial consultants and product specialists. Riggs Financial Centers will provide customers with a more personalized, comfortable and consultative environment, staffed by bankers armed with the product knowledge and technological capability to provide solutions to our clients and meet their consumer banking needs.

Exhibit Page 150

SUPPORTING OUR COMMUNITY

Beyond providing traditional banking services, Riggs has always believed that supporting the Washington community and being an active corporate citizen is a pivotal element in building the value of our franchise. In 2001, we are pleased to have invested $56 million in community development investments; extended $10 million in community development loans; offered $35 million in loans to low and moderate income consumers; and originated and purchased an estimated $131 million in mortgage loans for low and moderate income communities, many for first-time home buyers.

A great deal of our success in promoting economic vitality is attributable to the efforts of our Business and Community Development Division, whose calling officers are deployed throughout our market area. The relationships built by these individuals have led to numerous opportunities in distressed areas. We are proud that Russell D. Simmons, the director of this division, was inducted last year into the Washington, D.C. Hall of Fame, which honors District residents who have enhanced the community’s quality of life. Our commitment runs strong and we will continue to look for ways to support and serve our community and the people of the District of Columbia.

Throughout its history, Riggs has built a tradition of providing an unprecedented level of service to its clients. As we enter the twenty-first century, we remain committed, more than ever, to developing and offering a wide range of innovative, custom-tailored products and services to help improve the lives of our customers—the most important in the world.

Exhibit Page 151

management's
DISCUSSION AND ANALYSIS

RIGGS NATIONAL CORPORATION

Riggs National Corporation, (the “Company” or “we”) is a bank holding company headquartered in Washington, D.C. The Company engages in a variety of banking and financial services including community, commercial and international banking, trust and investment management services and venture capital investing. We conduct our activities through six reportable segments: Banking, International Banking, Riggs & Company, Treasury, Riggs Capital Partners (venture capital) and Other. With the exception of venture capital investing, the activities of the Company are conducted through its principal operating subsidiary, Riggs Bank National Association and its subsidiaries and divisions. Venture capital investing is performed through two subsidiaries of the Company, Riggs Capital Partners and Riggs Capital Partners II.

We have fifty branch locations and 136 ATMs in the metropolitan Washington, D.C. area and a bank in the United Kingdom, Riggs Bank Europe Ltd. We have additional operations or subsidiaries in Miami, Florida; Berlin, Germany; and Jersey, Channel Islands.

We serve an array of customers including individuals, partnerships, corporations, foundations, not-for-profit organizations and foreign embassies and delegations.

SELECTED CONSOLIDATED FINANCIAL DATA

(In Thousands, Except Per Share Amounts)                      2001           2000           1999            1998           1997
----------------------------------------------------------------------------------------------------------------------------------
Interest Income                                           $  301,962     $  354,678     $  334,443      $  353,802     $  330,792
Interest Expense                                             110,846        163,308        147,503         163,450        151,501
----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                          191,116        191,370        186,940         190,352        179,291
Less: Provision for Loan Losses                                2,526         18,791          2,500            --          (12,000)
----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income after Provision for Loan Losses          188,590        172,579        184,440         190,352        191,291
Noninterest Income Excluding Securities Gains, Net            73,272        117,686        105,472          99,259         84,424
Securities Gains, Net                                         12,037            327          1,154          15,023          3,500
Noninterest Expense                                          266,341        224,350        207,244         193,752        186,030
----------------------------------------------------------------------------------------------------------------------------------
Income before Taxes, Minority
  Interest, and Extraordinary Loss                             7,558         66,242         83,822         110,882         93,185
Applicable Income Tax Expense                                 11,075         25,053         26,953          29,088         24,690
Minority Interest in Income of Subsidiaries, Net of Taxes     19,860         19,588         20,214          19,947         17,616
----------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss) before Extraordinary Loss                  (23,377)        21,601         36,655          61,847         50,879
Extraordinary Loss, Net of Taxes                                --             --            5,061            --             --
================================================================================================================================
Net Income (Loss)                                         $  (23,377)     $  21,601     $   31,594      $   61,847     $   50,879
Less: Dividends on Preferred Stock                              --             --             --             9,854         10,750
Less: Excess of Call Price over Carrying Amount
       of Preferred Stock                                       --             --             --            13,808            --
================================================================================================================================
Net Income (Loss) Available for Common Shareholders       $  (23,377)     $  21,601     $   31,594      $   38,185     $   40,129
Earnings (Losses) Per Share
Basic before Extraordinary Loss                           $     (.82)     $     .76     $     1.29      $     1.25     $     1.32
Diluted before Extraordinary Loss                               (.82)           .76           1.26            1.21           1.27
Basic                                                           (.82)           .76           1.11            1.25           1.32
Diluted                                                         (.82)           .76           1.09            1.21           1.27
Dividends Declared and Paid Per Common Share                     .20            .20            .20             .20            .20
==================================================================================================================================
YEAR-END
Total Assets                                              $6,099,402     $5,554,472     $5,830,149      $5,502,331     $5,846,426
Long-Term Debt                                                66,525         66,525         66,525         191,525        191,525
Shareholders' Equity                                         360,823        382,746        337,713         392,728        463,182
==================================================================================================================================

Exhibit Page 152

The Company faces significant competitive pressure from local, regional, national and international banking institutions as well as thrifts, finance companies, credit unions, brokerage and insurance companies. Many of the Company’s competitors are larger and have greater financial resources than we have. We compete on the basis of our reputation, localized decision-making, interest rates, convenient locations, hours of operation and quality of customer service.

The Company is also affected by prevailing economic conditions, including federal monetary and fiscal policies, federal regulation of financial institutions and the perceptions of customers regarding stability of financial markets and the financial services industry.

These factors also affect the operations of all of the Company’s segments. In addition, the International Banking segment is affected by the political, social and economic environments in those countries in which it does business.

OVERVIEW

In December 2001, the Company recorded restructuring and other charges that significantly impacted operating results for both the fourth quarter and the year.

The Company announced plans to upgrade and realign its domestic technology systems and infrastructure. This will result in the elimination of approximately 100 technology, operations and other employee positions in 2002. We accrued approximately $656 thousand of severance costs related to these positions which are included in restructuring expense in the 2001 Consolidated Statement of Operations.

We also announced plans to consolidate the operations of and de-emphasize the commercial lending function at Riggs Bank Europe Ltd. As a result of this consolidation, approximately 25 employee positions will be eliminated during 2002 and we have accrued approximately $1.3 million of severance costs related to these positions. In addition, we have written down the carrying value of leaseholds by approximately $1.1 million. These expenses are included in restructuring expense in the 2001 Consolidated Statement of Operations.

Restructuring expense in 2001 also includes approximately $1.3 million of costs that will be incurred in 2002 to terminate two domestic branch lease obligations.

The above restructuring and other charges were taken after an extensive review of the Company’s operations. Since some of these charges contemplate improved technology, we believe that customer service will be improved. The restructuring primarily impacts the Banking and International segments. However, the Company has reported these charges in its Other segment as this more accurately reflects how the operations of the segments are managed and evaluated by management. We anticipate that the restructuring will be completed in 2002 and cash outflows related to the plan, which are not anticipated to be material to the Company, will be incurred throughout 2002.

We recorded the following additional charges in the fourth quarter of 2001 that are not restructuring expenses. These charges, which are included in other noninterest expense in the 2001 Consolidated Statement of Operations, are as follows:

•	We recorded an $8.4 million write-down on a long-term, non-cancelable contract due to cost overruns that cannot be passed on to subcontractors or other parties to the contract. This contract involves the construction, implementation and maintenance of a computer system to be utilized by the federal government in its cash management and reporting. The 2001 charge is based upon management’s best estimates of future revenues and costs related to this contract.

•	We wrote down various assets associated with a long-term leased facility by approximately $7.3 million. The Company renegotiated this lease and abandoned space which had been subleased. As a result, leaseholds and other assets associated with the sublet space were written down.

•	The Company wrote down various assets, principally capitalized technology and leasehold costs, in its international private banking operation by approximately $10.0 million as a result of significant uncertainties concerning the recoverability of these assets from future operations.

•	We accrued a $500 thousand penalty related to an early termination of a technology-related contract.

The Company also recorded a $3.6 million charge to discharge its obligation under an existing employment contract with a significant shareholder and former Senior Chairman of the Board. The amount is included in salaries and wages in the 2001 Consolidated Statement of Operations. The amount will be paid in four periodic payments and any unpaid amount accrues interest at 7.0%.

In addition, we established valuation reserves for $5.9 million against deferred tax asset accounts. Approximately $2.8 million of this amount is attributable to capital losses on venture capital investments and the remainder is attributable to operating losses in our foreign operations. These charges are included in applicable income tax expense in the 2001 Consolidated Statement of Operations.

Exhibit Page 153

As a result of these charges and other factors discussed below, the Company had a $23.4 million loss in 2001 compared to net income of $21.6 million in 2000. The loss per share for 2001 was $0.82 compared to earnings per share of $0.76 in 2000. Return on average assets was (0.42)% in 2001 compared to 0.39% in 2000 and return on average equity was (5.92)% in 2001 compared to 6.06% in 2000.

Net interest income on a taxable equivalent basis increased $294 thousand, or 0.15% from the prior year. Noninterest income declined by $32.7 million, or 27.7% in 2001 compared to 2000 due principally to venture capital investment losses of $31.1 million. Noninterest expense increased by $42.0 million, or 18.7% from the prior year due primarily to the restructuring and other charges discussed above. Excluding these charges, noninterest expense increased by approximately $7.9 million, or 3.5% from 2000. The provision for loan losses was $2.5 million, a $16.3 million or 86.6% decrease from 2000. Nonperforming assets at December 31, 2001 were $3.7 million compared to $37.2 million at December 31, 2000.

RESULTS OF OPERATIONS

Net Interest Income

The difference between interest income and interest expense is net interest income. Net interest income is the Company’s largest revenue source representing 69.1%, 61.9% and 63.7% of all revenues in 2001, 2000 and 1999, respectively. Net interest income is affected by changes in the level of interest rates and the composition of interest-earning assets and interest-bearing liabilities. While the Company can impact net interest income through its product pricing and promotional decisions, many external factors, such as the overall condition of the economy, monetary policy, tax laws, credit demand and competition significantly impact net interest income. See Tables A and B.

Net interest income on a taxable equivalent basis was $193.8 million in 2001, a $294 thousand or 0.15% increase from 2000 net interest income of $193.5 million. The increase in net interest income in 2000 on a taxable equivalent basis was $3.3 million, or 1.8% from 1999 net interest income of $190.2 million. Net interest margin, or net interest income on a taxable equivalent basis divided by average earning assets, was 3.91% in 2001 compared to 3.87% and 3.76% in 2000 and 1999, respectively.

Net interest income as reported in the Consolidated Statements of Operations, which excludes the amount necessary to report interest income on a taxable equivalent basis, was $191.1 million, $191.4 million and $186.9 million for 2001, 2000 and 1999, respectively.

Interest income on a taxable equivalent basis decreased $52.2 million in 2001 from 2000. Approximately 87.2% of this decrease is attributable to rate declines and 12.8% is caused by decreases in average earning assets. Interest income in 2000 was $19.2 million greater than 1999 with all of the increase attributable to rate increases.

Average earning assets in 2001 declined by $47.4 million from 2000. Average loan balances decreased by $192.8 million in 2001 compared to 2000. Approximately 45% of this decrease in average loans was attributable to the Company’s 2000 decision to exit from its syndicated loan portfolio and an additional 11% is attributable to de-emphasis of the commercial lending function in London. Decreases in the average loan portfolio were partially offset by a $38.2 million increase in average securities available for sale and a $107.2 million increase in average time deposits, federal funds sold and reverse repurchase agreement balances. The average rate earned on all earnings assets was 6.14%, a 99 basis point decline from 2000.

Average earning assets declined by $56.3 million in 2000 compared to 1999. Average loan balances decreased by $117.7 million from 1999 to 2000 reflecting again the Company’s withdrawal from participation in syndicated loans. The decrease in average loan balances was partially offset by an $80.5 million increase in average securities available for sale. The rate earned on all earning assets increased by 46 basis points from 1999 to 2000.

The decision to exit from the syndicated loan market was made to reduce the overall credit exposure in the portfolio and to concentrate on those customers with a higher potential for using multiple banking relationships. We generally do not anticipate participating in the syndicated loan market in 2002.

The Company does not anticipate that the decline in average earning assets and loans will continue and has recently initiated measures to strengthen its lending function. The Company’s ability to increase its loan portfolio is dependent, however, upon many factors including the general state of the economy and the ability to price loans so as to adequately compensate the Company for the additional risks undertaken. Growth of the loan portfolio will be funded by a decrease in other earning assets, an increase in deposits or other liabilities or some combination thereof. In addition, growth is constrained by the requirement that the Company and the Bank maintain adequate capital ratios. See Table O.

Exhibit Page 154

The composition of average earning assets for the past three years is as follows:

                                   2001        2000       1999
-----------------------------------------------------------------
Total Loans                         58.3%       61.6%      63.3%

Securities Available for Sale       26.3        25.2       23.4

Time Deposits with Other Banks       6.7         7.1        9.5

Federal Funds Sold & Reverse
Repurchase Agreements                8.7         6.1        3.8
=================================================================
                                   100.0%      100.0%     100.0%
=================================================================

Interest expense decreased by $52.5 million from 2000 to 2001. Approximately 97.8% of this decrease was due to declining rates and the balance was due to a $70.6 million, or 1.7% decrease in average interest-bearing funds. The average cost of all interest-bearing funds decreased to 2.65% in 2001 from 3.84% in 2000.

In 2001, average interest-bearing deposit balances increased by $35.8 million, or 1.0% from 2000. The average cost of interest bearing deposits was 2.40% in 2001 compared to 3.44% in 2000.

In 2000, interest expense increased by $15.8 million from 1999 with all of the increase attributable to a 34 basis point increase in the cost of interest-bearing deposits, from 3.50% in 1999 to 3.84% in 2000. Average interest-bearing deposits increased $56.3 million, or 1.6%, in 2000 from 1999 and the average cost of interest-bearing deposits increased to 3.44% from 3.12%.

The composition of average interest-bearing liabilities for the past three years is as follows:

                                    2001       2000        1999
-----------------------------------------------------------------
Interest-Bearing Deposits           86.6%       84.3%      83.8%

Federal Funds Purchased &
Repurchase Agreements               11.5        10.6        8.8

Other Short-Term Borrowings          0.3         3.5        4.2

Long-Term Debt                       1.6         1.6        3.2
==================================================================
                                   100.0%      100.0%     100.0%
==================================================================

In 1999, the Company redeemed $125.0 million of long-term debt.

Noninterest Income

Excluding net securities gains, noninterest income decreased by $44.4 million, or 37.7% in 2001 from 2000. Including net securities gains, noninterest income decreased by $32.7 million, or 27.7% from the prior year. The decrease in noninterest income was primarily attributable to a $31.1 million loss in the value of the Company’s venture capital investments in 2001 compared to a gain of $10.6 million in the prior year. Also contributing to the decrease was a $4.9 million decrease in trust and investment advisory income that was due principally to a decline in assets under management. Partially offsetting these decreases was a $2.1 million, or 5.1% increase in service charges and fees and an $11.7 million increase in net securities gains. Substantially all of the securities gains are attributable to the merger of and subsequent sale of stock in a company in which we had an equity investment for many years. Noninterest income represented 30.9% of the Company’s total revenue in 2001.

In 2000, noninterest income excluding net securities gains increased by $12.2 million, or 11.6% from 1999. Trust and investment advisory income was $3.5 million greater, or 6.8% more in 2000 than 1999 due principally to an increase in the market value of assets under management. In 2000, service charges and fees increased $2.0 million, or 5.1% from 1999 and venture capital investment gains increased by $8.6 million. Partially offsetting these gains was a $1.9 million decrease in other noninterest income from 1999 to 2000. This decrease was primarily attributable to the inclusion of a nonrecurring gain in 1999 of $3.8 million related to the sale of a corporate aircraft. Noninterest income represented 38.1% and 36.3% of the Company’s total revenue in 2000 and 1999, respectively.

Noninterest Expense

Noninterest expense increased by $42.0 million, or 18.7% to $266.3 million in 2001 compared to $224.4 million in 2000. Approximately $34.1 million of this increase, or 81.2% is attributable to the previously described restructuring and other charges. Other significant changes from the prior year include an additional $5.3 million, or 6.5% increase in salaries and wages, a $1.9 million increase in pensions and employee benefits that is primarily attributable to a $2.4 million increase in the actuarially determined domestic pension plan expense and a $2.1 million increase in consultants and outsourcing fees, which is primarily due to increased management fees related to an additional venture capital partnership. Decreases in advertising and public relations expense partially offset these increases.

In 2000, noninterest expense increased $17.1 million, or 8.3% over 1999 expenses. Personnel costs including benefits increased $8.7 million, which was partially attributable to staff costs associated with new business activities including $6.9 million of increased expenses for international private banking and mortgage company business initiatives. Additional increases occurred in occupancy, data processing, merchant credit card processing and advertising related expenses.

Exhibit Page 155

The Company had 1,613, 1,558, and 1,589 employees at December 31, 2001, 2000 and 1999, respectively.

Income Taxes

The provision for income taxes includes federal, state, local and international tax obligations. Applicable income tax expense for 2001 is greater than income before taxes, minority interest and extraordinary loss. This is primarily due to the aforementioned establishment of valuation allowances totalling $5.8 million against deferred tax assets and unbenefitted foreign losses, resulting in an effective tax rate of 146.5%.

The 2000 provision for income taxes was $25.1 million compared to $27.0 million in 1999 and the effective tax rate in 2000 was 37.8% compared to 32.2% in 1999. The effective tax rate increased in 2000 due to a partially unbenefitted loss at Riggs Bank Europe Ltd.

FINANCIAL POSITION AND LIQUIDITY

Earning Assets

Loans, securities available for sale and other short-term investments are the Company’s primary earning assets. At December 31, 2001, 2000 and 1999, these assets represented approximately 89.8%, 88.3% and 89.4% of the Company’s total assets and 89.6%, 89.3% and 90.7% of the Company’s average assets for those years, respectively.

Loans represent the largest earning asset category. At December 31, 2001, 2000 and 1999, loans were 51.8%, 59.2% and 60.7% of earning assets and 58.3%, 61.6% and 63.3% of average earning assets for those years, respectively.

Securities available for sale, the next largest component of earning assets, were 31.4%, 25.3% and 24.8% of earning assets at December 31, 2001, 2000 and 1999, respectively, and represented 26.2%, 25.2% and 23.4% of average earning assets for those years.

The third component of the Company’s earning assets mix, short-term investments, was 16.8%, 15.5% and 14.6% of earning assets at December 31, 2001, 2000 and 1999, respectively, and represented 15.4%, 13.2% and 13.3% of average earning assets for the three years ending December 31, 2001.

Loans

Loans are generated in the Banking segment through both retail and commercial banking activities and in the International Banking segment through embassy banking and Riggs Bank Europe Ltd. See Tables C, D and E.

Total loans at December 31, 2001 were $2.87 billion, a $72.1 million, or 2.5% decrease from December 31, 2000. Total loans at December 31, 2000 were $2.94 billion, a $261.2 million, or 8.2% decrease from December 31, 1999 balances. The decreases were due in part to the Company’s decision to limit its exposure on syndicated loans. Approximately $87.6 million of the 2001 decrease and $135.4 million of the 2000 decrease is attributable to this business strategy. In addition, the Company has de-emphasized commercial lending at Riggs Bank Europe Ltd. As a result, foreign loans decreased from $517.0 million at December 31, 1999 to $415.8 million at December 31, 2001.

At December 31, 2001 and 2000, less than 1.0% of loans were held pending sale.

See Table J for the distribution of year-end loans.

Cross-Border Outstandings

We extend credit to borrowers domiciled outside of the United States primarily through our International Banking segment. Cross-border outstandings include loans, acceptances, interest-bearing deposits with other banks, investments and other monetary assets that are denominated in U.S. dollars or other currencies. In addition, cross-border outstandings include legally enforceable guarantees issued on behalf of non-local third parties and local currency outstandings to the extent they are not funded by local currency borrowings. The economic value and recoverability of these assets may be affected by changing economic and political conditions in the respective countries. We routinely review these assets, monitor the international economic climate and assess the impact of any changes on foreign domiciled borrowers.

At December 31, 2001, we had no cross-border outstandings exceeding 1% of our total assets to countries experiencing difficulties in repaying their external debt. At December 31, 2001, 2000 and 1999, the United Kingdom was the only foreign country with cross-border outstandings in excess of 1% of our total assets that had loans in either a nonperforming, past-due or potential problem loan status (see Tables F and G).

Exhibit Page 156

Short-Term Investments

Short-term investments are managed in our Treasury segment and include time deposits with other banks, federal funds sold and reverse repurchase agreements. These investments are liquid assets with original maturities generally of less than 90 days. Short-term investments are generally lower-yielding assets that are highly interest-rate sensitive. The amount of funds available for short-term investments is a function of daily movements in our securities, loan and deposit portfolios, combined with our overall interest-rate risk management strategy. Liquidity is also available through credit facilities with Federal HomeLoan Banks (“FHLB”). We have secured and unsecured lines of credit that exceed $1.32 billion which could be drawn upon to meet potential funding requirements. The Company is not utilizing these lines at December 31, 2001. The FHLB can cancel at any time any unused portion of the credit facilities. Any borrowings under these facilities are subject to the terms and conditions of each draw.

At December 31, 2001, short-term investments totalled $918.5 million, an increase of $157.6 million when compared to year-end 2000. December 31, 2000 short-term investments were $760.9 million compared to $759.5 million at December 31, 1999. The average yield on short-term investments was 3.74% in 2001, 6.37% in 2000 and 4.99% in 1999.

Securities Available for Sale

All of the Company’s securities at December 31, 2001, 2000 and 1999 are classified as available for sale securities and are managed by the Treasury segment as part of the Company’s liquidity and interest rate risk management programs. Securities are reflected on the Consolidated Statements of Condition at fair value. Any unrecognized differences between amortized cost and fair value are reported net of applicable taxes as a component of accumulated other comprehensive loss within shareholders’ equity.

At December 31, 2001, 2000 and 1999, the portfolio totalled $1.72 billion, $1.24 billion and $1.29 billion and yielded 4.07%, 6.10% and 5.92%, respectively.

The percentage composition at fair value of the securities portfolio at December 31 is as follows:

                                    2001       2000       1999
----------------------------------------------------------------
U.S. Treasury Securities              6.1%      24.9%      20.8%

Government Agency Securities         55.4       30.2       36.8

Mortgage-Backed Securities           35.6       40.6       37.5

Other Securities                      2.9        4.3        4.9
================================================================
                                    100.0%     100.0%     100.0%
================================================================

At December 31, 2001, 2000 and 1999, 42.5%, 30.6% and 17.5% of the portfolio matures within one year and the portfolio duration is 1.8, 3.2 and 4.0 years, respectively.

Venture Capital Investments

Venture capital investments at fair value amounted to $56.3 million at December 31, 2001 and $83.7 million at the close of the prior year. The Company recorded a loss of $31.1 million on its venture capital investments in 2001 that is primarily attributable to unrealized losses in the fair value of its venture capital investments. In 2000, the Company recorded a $10.6 million gain, substantially unrealized, on these investments.

The loss in 2001 is attributable to several factors. First, there was a general slowing of the domestic economy during the year that was exacerbated by the terrorist attacks in September. This slowing resulted in large corporations reducing their spending on information technology assets, which in turn affected the financial performance and valuations of information technology asset vendors to which the Company’s venture capital portfolio was exposed. Second, the domestic stock market in general declined in 2001 and, in particular, the valuations of publicly-traded technology companies declined dramatically. As a result, the Company reduced the carrying value of a number of privately-held investments in order to better align its valuations with those of comparable publicly-traded companies. Third, initial public offerings (IPOs) and acquisitions by public companies of private companies declined significantly from prior years. Since venture capital investors typically look to the IPO process or acquisitions as a means of liquidating investments, the lack of such markets was further detrimental to the value of investments held.

Because of these factors and an uncertain economic outlook, the Company reduced its agreement to fund venture capital investments from $200.0 million to $130.0 million and reduced its agreement to fund the operating costs of the venture capital partnerships for 2002 from $4.0 million to $2.6 million. At December 31, 2001, the Company had funded approximately $99.5 million of venture capital investments. The Company established a $2.8 million valuation allowance against deferred tax assets relating to venture capital losses. The Company has concluded that it is more likely than not that the remaining deferred tax assets which are attributable to losses from venture capital operations will be realized through capital gains generated by its venture capital operations or through such gains generated elsewhere within the Company.

Commitments and Liquidity

At December 31, 2001, the Company had approximately $942.6 million of loan commitments outstanding and was contingently liable for $158.4 million of letters of credit. The Company also is obligated to fund $23.2 million of venture capital investments and has various other contractual obligations arising in the normal course of business.

Exhibit Page 157

At December 31, 2001, the Company has the necessary liquidity to meet these obligations. As noted above, the Company maintains a significant short-term investment portfolio and has approximately $1.32 billion of unused FHLB credit lines. The securities available for sale portfolio has a short duration. In addition, deposits, the Company’s primary funding source, have been a very stable and low-cost source of funds.

We operate with higher levels of liquidity than our peers do and our deposit base has been very stable for the three years ended December 31, 2001. However, changes in the stability of the economic, social or political environments, or a deterioration of the public’s confidence in the banking system in general or the Company in particular, could be very detrimental. At December 31, 2001, a United States government department had deposits with the Company of approximately $578.0 million. A withdrawal of these funds by this depositor, for whatever reason, would significantly impact the Company’s short-term liquidity position. In addition, the Company’s unused lines of credit with the FHLB can be cancelled by the FHLB. Hence, the Company cannot assert that it can maintain sufficient liquidity to fund its future needs.

ASSET QUALITY

Credit Risk Administration

Since the loan portfolio is the Company’s largest component of earning assets, one of the Company’s primary objectives is to maintain a high quality loan portfolio. This is achieved through promulgation of and adherence to loan underwriting standards and regular evaluation of credit risks within the portfolio. The potential for loss is, however, intrinsic to the lending process. We attempt to minimize this risk by stressing the integrity, financial strength and liquidity of borrowers and, if integral to the granting of credit, the stability of supporting collateral values.

The credit administration function establishes credit policies including those related to credit underwriting, limits on the ability of an individual loan officer or group of loan officers to extend credit, policies addressing concentrations of credit risk and internal credit scoring. The credit administration function reports to a chief credit officer who works with the various business units to ensure the integrity of established procedures and policies. In addition, we maintain an independent loan review group that monitors compliance with these policies and thereby further ensures the integrity of the credit process.

Provision and Reserve for Loan Losses

The adequacy of the reserve for loan losses is determined based on the composition of the loan portfolio, the level and trend of loan delinquencies, the financial condition of specific delinquent or problem borrowers and related guarantors, historical charge-off rates, general economic and industry-specific conditions and all other factors deemed relevant. Based upon this analysis, which is performed quarterly and reviewed by a standing committee, we record a provision to maintain the reserve for loan losses at a level adequate to absorb estimated losses in the portfolio.

For loan pools with homogeneous characteristics, such as residential mortgage, home equity and consumer loans, provisions are determined using historical loss factors. For non-homogeneous loans, the Company allocates specific reserves for loan losses to individual loans in the highest risk categories and provides for the remainder using historical factors. In addition, the Company maintains a qualitative component in its reserve for loan losses. This portion of the reserve is maintained when the Company concludes that (1) recent charge-off experience may not be indicative of future experience, (2) either adverse general economic or industry-specific conditions are not manifested as specific problem credits or in delinquency ratios, or (3) we have knowledge of specific potentially adverse events or conditions of a borrower.

The Company maintains its reserve for loan losses in accordance with a Board of Directors approved policy that establishes minimum and maximum reserve levels in relation to identified problem loans.

Based upon the above, the Company recorded a loan loss provision of $2.5 million in 2001. At December 31, 2001, the reserve for loan losses was $29.5 million, or approximately 1.03% of loans and 188.7% of the Company’s nonaccrual, renegotiated, past due and other potential problem credits. The 2001 foreign reserve for loan losses was $11.7 million, or approximately 2.8% of foreign loans. Foreign nonperforming assets represent approximately 70.7% of consolidated nonperforming assets. The foreign loan loss provision in 2001 was approximately $5.9 million and the domestic provision was $(3.4) million.

We recorded loan loss provisions of $18.8 million and $2.5 million in 2000 and 1999, respectively. The 2000 provision included $11.0 million for the discovery of a borrower’s fraud in a commercial credit in the International Banking segment as well as a $3.9 million loss incurred on the sale of a syndicated loan in the Banking segment. These provisions were also the result of additions to nonperforming loans during these years and increased loan charge-offs. The reserve for loan losses to loans at December 31, 2000 and 1999 was 1.23% and 1.29%, respectively. At December 31, 2000 and 1999, the reserve for loan losses was 64.8% and 79.4%, respectively, of the Company’s nonaccrual, renegotiated, past due and other potential problem credits.

Exhibit Page 158

During the three years ended December 31, 2001, the reserve for loan losses as a percentage of loans has decreased from 1.67% to 1.03%. During this same period, nonaccrual, renegotiated, past due and other potential problem credits decreased from $55.0 million to $15.7 million. In addition, 49.4% of the Company’s portfolio is secured by residential real estate at December 31, 2001. Traditionally, net losses on such loans have been minimal. See Table I.

Foreign exchange translation adjustments in the reserve for loan losses were $(204) thousand and $(505) thousand in 2001 and 2000, respectively. These adjustments relate to reserves recorded in British pounds sterling, and are made to account for changes in our reserve for loan losses resulting from fluctuating foreign exchange rates. The estimated allocation of the reserve for loan losses by loan category is detailed in Table J and represents our assessment of existing conditions and risk factors within these categories. Changes in the risk characteristics and commitment amounts within the loan portfolio affect the overall level of required reserves.

During 2001, the commercial and financial allocation of the reserve for loan losses decreased from 2000. The reduced allocation was based on our reduction in the balance of these loans along with an improvement in the risk characteristics of these loans due to the runoff in the syndicated loan portfolio.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, renegotiated loans, other real estate owned and other repossessed assets. Nonaccrual loans are loans for which recognition of interest income has been discontinued. Impaired loans are nonaccrual loans for which it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement. See Tables K and L.

Loans are placed on nonaccrual when there is significant doubt as to the ability to collect either interest or principal, or when interest or principal is 90 days or more past due and the loan is not well-secured and in the process of collection. Nonaccrual loans totaled $1.4 million at December 31, 2001, a decrease of $33.8 million from December 31, 2000. The decrease in nonaccrual loans was primarily attributable to the sale at carrying value of a $25.0 million nonaccrual loan and payments of $6.3 million on a domestic commercial loan.

Renegotiated loans are those where there have been extensions of the original repayment period or a reduction of the obligation to pay principal or interest because of a deterioration in the borrower’s financial position. At December 31, 2001, 2000 and 1999, none of the renegotiated loans was accruing interest. Renegotiated loans remained at a low level during 2001 and ended the year at $529 thousand, compared with $853 thousand at year-end 2000 and $1.3 million at December 31, 1999.

Loans are transferred to other real estate owned when collateral securing the loans is acquired through foreclosure. Other real estate owned remained low at $600 thousand on December 31, 2001, compared to $1.1 million on December 31, 2000 and $908 thousand at December 31, 1999. The balance consists primarily of a tract of land in the Washington, D.C., metropolitan area. Other repossessed assets owned are automobiles and other equipment that secured problem loans which were seized as part of the loan liquidation efforts of the Company in London.

Past-Due and Potential Problem Loans

The past-due loan category amounted to $13.3 million at December 31, 2001 and $11.1 million at December 31, 2000. This increase is primarily attributable to secured residential real estate loans that are in the process of collection and are accruing interest. Past- due loans at December 31, 1999 amounted to $7.4 million.

Potential problem loans are defined as loans that are currently performing but which have certain attributes that may lead to nonaccrual or past-due status in the foreseeable future. At December 31, 2001, we identified $436 thousand of potential problem loans compared to $8.7 million of such loans at December 31, 2000 and $2.0 million at December 31, 1999.

DEPOSITS AND FUNDING SOURCES

Deposits, short-term borrowings, long-term debt and trust preferred securities are our principal funding sources. For 2001, these funding sources averaged $5.04 billion, a decrease of $107.6 million from the $5.15 billion for 2000. In 1999, these funding sources averaged $5.17 billion.

Deposits

Deposit balances are very stable and are the primary funding source of the Company. Average deposit balances for each of the three years ending December 31, 2001 were $4.13 billion. Average interest bearing deposits were $3.62 billion, $3.59 billion and $3.53 billion in 2001, 2000 and 1999, respectively. Average demand deposits were $509.6 million, $546.6 million and $603.4 million in 2001, 2000 and 1999. As a service to the Company’s customers, and as a means of reducing deposit reserve requirements, we periodically sweep excess demand funds into money market accounts. The average balances transferred, which are not included in demand deposits in Table A, were $440.2 million in 2001 compared to $377.7 million and $260.0 million in 2000 and 1999, respectively.

Exhibit Page 159

The average cost of interest-bearing deposits was 2.40%, 3.44% and 3.12% in 2001, 2000 and 1999. The change in the cost of these funds is primarily attributable to actions of the Federal Reserve. From December 31, 1999 to year-end 2000, the Federal Reserve increased its target federal funds rate by 100 basis points whereas it lowered the same target rate by 475 basis points from the close of 2000 to December 31, 2001.

Short-Term Borrowings

Short-term borrowings consist primarily of federal funds purchased, repurchase agreements and FHLB borrowings. These obligations are an additional source of funds used to meet liquidity and interest rate risk management objectives. On average, short-term borrowings were $493.3 million, $599.7 million and $549.9 million for 2001, 2000 and 1999, respectively. The cost of these funds was 3.52%, 5.57% and 4.50% for 2001, 2000 and 1999.

Long-Term Debt

The $66.5 million balance of long-term debt at December 31, 2001, 2000 and 1999 consists of subordinated debentures due in 2009. These debentures have a fixed interest rate of 9.65% and are not callable in advance of maturity. The effective cost of this debt is 9.73%. Average long-term debt was $66.5 million in 2001 and 2000 and $135.4 million in 1999.

In July 1999, the Company redeemed $125.0 million of 8.5% subordinated notes at a price of 104.25% resulting in an extraordinary after-tax loss of $5.1 million. The cost of long-term debt in 1999 was 9.34%.

Minority Interest in Trust Preferred Securities

Trust Preferred Securities totaled $350.0 million at December 31, 2001, 2000 and 1999. Included in these securities are $200.0 million of 8.875% securities issued in 1997 and $150.0 million of 8.625% securities issued in 1996. The securities were issued by two of our wholly-owned subsidiaries and are classified on the Consolidated Statements of Condition as Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures. The related expense is included on the Consolidated Statements of Operations as part of Minority Interest in Income of Subsidiaries, Net of Taxes. Dividends are paid semi-annually and the Trust Preferred Securities cannot be redeemed for ten years from the date of issuance. The securities have a final maturity of 30 years from their issuance date. Dividends are cumulative and deferrable for a period not to exceed five years. The Trust Preferred Securities qualify as Tier I Capital, with certain limitations. Amounts not included in Tier I Capital are included in Tier II Capital.

Sensitivity to Market Risk

As previously noted, the Company is exposed to various business risks, many of which are beyond the ability of the Company to mitigate or control.

Two significant risks that could materially impact the operating results of the Company are interest rate risk and foreign currency exchange exposure. We manage our exposure to these risks through a committee that closely monitors them.

We manage our interest rate risk through the use of an income simulation model that forecasts the impact on net interest income of significantly higher and lower interest rates. A key assumption for these simulations is the target rate for federal funds. The simulations monitored by the committee are based upon the target rate increasing and decreasing by 100 basis points, or 1%, from what the committee determines to be the most likely rate scenario over the next year. In addition, the committee monitors the effect on net interest income over a three-year period of a 300 basis point variance, both up and down, from the most likely rate scenario. Results of these simulations are compared to net interest income derived utilizing the most likely rate. Differences in net interest income derived utilizing the 100 and 300 basis point variances from the mostly likely net interest income simulations must be within acceptable limits, which are established by corporate policy. The results for the simulations for year-end 2001 and 2000 indicate that the Company is within established guidelines. See Table N.

For the year-end 2001 simulations, the assumed target rate for federal funds is 1.75% for all of 2002. We further assume that beginning in 2003, the target federal funds rate gradually increases to 5% by April 2004, and remains at that level for the remainder of the three-year forecasting horizon.

The year-end 2001 simulation suggests that our net interest income would improve if the federal funds target rate gradually declined by 100 basis points from the most likely target scenario during 2002. In this scenario, net interest income would be greater than the most likely scenario by $669 thousand, or 0.3%. In the scenario in which the target federal funds rate decreased by 300 basis points from the most likely target rate over the next three years, net interest income would increase from the most likely scenario by $2.1 million, or 0.4%.

Exhibit Page 160

The year-end 2001 simulation also suggests that our net interest income will suffer if the federal funds target rate gradually increases by 100 basis points from the most likely target scenario during 2002. Net interest income would be less than the most likely scenario by $1.0 million, or 0.5%. In the scenario in which the target federal funds rate increases by 300 basis points from the most likely target rate over the next three years, net interest income would decrease from the most likely scenario by $10.4 million, or 1.8%. The model’s key assumptions, which are described in Table N, significantly impact simulation results.

The Company also monitors its one year cumulative “gap” as part of its management of interest rate risk. The gap is considered positive if the amount of interest-bearing assets that reprice in a year exceeds the amount of interest-bearing liabilities that reprice. The gap is considered negative if the amount of liabilities that reprice is more than the amount of assets that reprice. The Company believes that the simulation techniques described above provide more useful data, and, therefore, monitoring the interest rate gap is not an integral part of the Company’s interest rate management program. At December 31, 2001, the Company had a negative gap of approximately $750.0 million.

The Company manages the mixture of both assets and liabilities and its liquidity position as part of its interest rate management efforts. It also utilizes various financial derivative instruments, such as interest rate swaps, futures contracts and option contracts, to manage financial risk. The Company also uses foreign currency exchange contracts to mitigate its foreign currency risk exposure.

At December 31, 2001, we had a foreign currency exchange contract for a notional amount of $69.8 million to hedge the investment we have in Riggs Bank Europe Ltd. We had $7.4 million in commitments to purchase foreign currency and $218.2 million in commitments to sell foreign currency. Most of these commitments were undertaken to hedge intercompany loans. In addition, interest rate swaps were used to hedge interest rate risk. Some were used to hedge the fair value of fixed rate assets while others were used to hedge cash flows of variable rate liabilities. There were 26 such agreements at December 31, 2001, totalling $114.4 million in notional principal balance.

The methodologies discussed above provide a meaningful representation of our interest-rate and market risk sensitivity, although factors other than changes in the interest rate environment, such as levels of non-earning assets and changes in the composition of earning assets, may affect net interest income. We believe our current interest-rate sensitivity level is appropriate considering our economic outlook and conservative approach taken in the review and monitoring of our sensitivity position.

CAPITAL RESOURCES

One of our fundamental objectives is to maintain a level of capitalization that promotes depositor and investor confidence. In addition to maintaining conservative loan underwriting standards, the Company places an emphasis on capital strength and our ability to withstand unfavorable economic conditions and business losses. We continue to maintain a strong capital position at December 31, 2001 despite the loss incurred for the year.

Total shareholders’ equity at December 31, 2001 was $360.8 million, down $21.9 million from year-end 2000. The decrease was primarily the result of the operating loss the Company incurred in 2001. Shareholders’ equity at December 31, 2000 was $382.7 million, a $45.0 million increase from $337.7 million at December 31, 1999. The increase was the result of net income for the year of $21.6 million, of which $15.9 million was retained in the Company, and a reduction in net unrealized securities losses of $30.2 million.

Banking regulators have issued risk-based capital guidelines for banks and bank holding companies. These requirements provide minimum Total, Tier I, and Leverage capital ratios that measure capital adequacy. The Total capital ratio measures combined Tier I and Tier II capital to risk-weighted assets. The Tier I capital ratio measures Tier I capital to risk-weighted assets. The Leverage capital ratio measures Tier I capital to quarterly average assets. At December 31, 2001 and 2000, the Company’s and Bank’s capital ratios significantly exceeded the “well-capitalized” levels under each of the regulatory ratios. See Table O.

The Company’s policy is to ensure that the bank is capitalized in accordance with regulatory guidelines. The bank is subject to minimum capital ratios as prescribed by the Office of the Comptroller of the Currency, which are the same as those prescribed by the Federal Reserve Board for bank holding companies.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties that could cause actual results to differ materially from estimates. Such forward-looking statements include, but are not limited to, (1) discussions of earnings and growth, future plans, business initiatives and financial projections contained in the Letter to Shareholders, (2) discussions of strategic plans on pages 2 through 11, (3) discussion of movement in interest rates in Management’s Discussion and Analysis (“MD&A”), (4) discussions of loans, loan losses and credit quality in MD&A, (5) discussions concerning sensitivity to market risk in MD&A, (6) discussion of venture capital investments in MD&A and (7) comments regarding commitments and liquidity in MD&A.

Exhibit Page 161

A variety of factors could cause the Company’s results and experiences to differ materially from those expressed or implied by the forward-looking statements, including the Company’s success in executing its strategies, and its business generally. Additional factors that could affect the Company’s future earnings, operations, performance, development, growth and projections, include, but are not limited to, the weakening of the domestic economy, social, economic or political instability, both domestic and foreign, changes in credit quality and interest rates, the impact of competitive products, services and pricing, customer business requirements, Congressional legislation, the timing of technology enhancements for products and operating systems, volatility of venture capital portfolios, the collectibility of loans and similar matters.

New Financial Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations.” This standard requires that the Company account for future business combinations using the purchase method of accounting. It also requires that intangible assets resulting from a business combination be recognized as assets apart from goodwill if they can be identified and result from contractual or other legal rights. Two criteria, the contractual-legal criterion or the separability criterion must be met before separate recognition can occur. The Statement also requires disclosure of the primary reasons for the business combination and the allocation of the purchase price paid to assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 applies to all future combinations that the Company enters into.

SFAS No. 142, “Goodwill and Other Intangible Assets,” was issued in June 2001. This standard discontinues the amortization of intangible assets unless they have finite useful lives but requires that they be tested at least annually for impairment by comparing their fair values to their book values. This Statement also requires disclosure of the changes in the carrying amounts of goodwill from period to period, the carrying amount of intangible assets by major intangible asset class for those subject to and not subject to amortization, and the estimated intangible asset amortization expense for the next five years. This Statement will impact the Company beginning January 1, 2002.

At December 31, 2001, the Company has $6.7 million of unamortized goodwill. Yearly amortization of goodwill for the three-year period ended December 31, 2001 was $645 thousand. The book value of intangible assets (other than goodwill), all of which will continue to be amortized, is $621 thousand at December 31, 2001.

SFAS No. 143, "Accounting for Asset Retirement Obligations," was also issued in June 2001. SFAS No. 143 addresses accounting and reporting for legal obligations and related costs associated with the retirement of long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have not determined the impact, if any, SFAS No. 143 will have on the Company.

SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” was issued in August 2001 and is effective for the Company’s 2002 fiscal year. This Statement retains existing requirements to recognize impairment only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measures any impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 a) removes goodwill from its scope, b) allows for probability-weighted cashflow estimation techniques when measuring the impairment, c) requires that, for any asset to be abandoned, the depreciable life be adjusted and the cumulative impact of such change treated as an accounting change and d) an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spinoff if the carrying value of the asset exceeds its fair value. Adoption of this Statement is not expected to have a material impact on the Company.

FOURTH QUARTER 2001 vs. FOURTH QUARTER 2000

For the quarter ending December 31, 2001, the Company reported a net loss of $32.8 million, or $1.15 per share, compared to net income of $4.0 million, or $0.14 per diluted share, in the fourth quarter of 2000. The primary reason for the decrease was the previously described restructuring and other charges which amount to approximately $40.0 million. Also contributing to the decrease from the prior year were increased venture capital losses. In the fourth quarter of 2001, venture capital losses were $9.4 million compared to losses of $4.7 million in the comparable quarter of 2000.

Exhibit Page 162

In the fourth quarter of 2001, the Company sold at a discount a performing syndicated loan with a balance of approximately $10.3 million. This sale, which resulted in a charge to the reserve for loan loss of $2.6 million, is part of the Company’s strategy to minimize credit loss exposure on syndicated loans.

Net interest income was $47.9 million in the fourth quarter of 2001 compared to $46.5 million in the comparable quarter of the prior year, an increase of 3.0%. Average earning assets were $5.27 billion and $4.82 billion and the net interest margin was 3.66% and 3.89% for the fourth quarter of 2001 and 2000, respectively.

The Company provided $1.6 million and $1.3 million for loan losses in the fourth quarter of 2001 and 2000, respectively.

Noninterest income decreased by $5.6 million compared to the comparable quarter of the prior year primarily due to the increases in venture capital losses noted above. Also contributing was a $1.2 million decrease in trust and investment advisory income from the prior year as a result of decreases in assets under management.

Noninterest expense increased by $36.2 million, or 61.4%, in the fourth quarter of 2001 compared to the fourth quarter of 2000. Approximately $34.1 million of this increase is due to the restructuring and other charges noted above.

Exhibit Page 163

TABLE A:
THREE-YEAR AVERAGE CONSOLIDATED STATEMENTS OF CONDITION AND RATES1

(in Thousands)                                      2001                            2000                            1999
-----------------------------------------------------------------------------------------------------------------------------------
                                         AVERAGE     INCOME/   YIELDS/   AVERAGE    INCOME/   YIELDS/   AVERAGE    INCOME/  YIELDS/
                                        BALANCES     EXPENSE    RATES   BALANCES    EXPENSE    RATES   BALANCES    EXPENSE   RATES
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Loans:5
 Commercial-Taxable                     $  295,754   $ 19,794   6.69%  $  441,016  $ 33,835    7.67%  $  563,729   $ 38,263   6.79%
 Commercial-Tax-Exempt                     145,250     10,608   7.30      150,085    10,589    7.06      127,158      9,858   7.75
 Commercial Real Estate                    477,799     34,607   7.24      430,796    34,163    7.93      394,584     30,234   7.66
 Residential Mortgage                    1,150,782     82,239   7.15    1,190,817    86,826    7.29    1,229,224     85,848   6.98
 Loans Held for Sale                        15,019       --      --         9,875      --       --          --         --      --
 Home Equity                               326,026     23,348   7.16      336,539    25,771    7.66      317,872     22,845   7.19
 Consumer                                   65,882      8,156  12.38       69,740     8,981   12.88       70,754      8,817  12.46
 Foreign                                   417,344     28,752   6.89      457,774    35,757    7.81      501,035     37,527   7.49
-----------------------------------------------------------------------------------------------------------------------------------
Total Loans                              2,893,856    207,504   7.17    3,086,642   235,922    7.64    3,204,356    233,392   7.28
Securities Available for Sale 2          1,301,752     68,630   5.27    1,263,546    79,098    6.26    1,183,004     70,564   5.96
Time Deposits with Other Banks             330,283     12,712   3.85      354,213    22,724    6.42      479,368     23,552   4.91
Federal Funds Sold and
 Reverse Repurchase Agreements             433,834     15,823   3.65      302,692    19,093    6.31      196,668     10,179   5.18
-----------------------------------------------------------------------------------------------------------------------------------
Total Earning Assets and
 Average Rate Earned 3                   4,959,725    304,669   6.14    5,007,093   356,837    7.13    5,063,396    337,687   6.67
Less: Reserve for Loan Losses               33,998                         38,341                         52,505
Cash and Due from Banks                    142,579                        136,912                        149,678
Premises and Equipment, Net                196,851                        201,175                        203,353
Other Assets                               272,250                        298,191                        218,671
===================================================================================================================================
Total Assets                            $5,537,407                     $5,605,030                     $5,582,593
===================================================================================================================================
LIABILITIES, MINORITY INTEREST
 AND SHAREHOLDERS' EQUITY
Interest-Bearing Deposits:
 Savings and NOW Accounts               $  205,381   $  1,711   0.83%  $  218,423  $  2,123    0.97%  $  233,715   $  2,547   1.09%
 Money Market Deposit Accounts           1,879,070     26,224   1.40    1,862,071    39,242    2.11    1,715,321     33,539   1.96
 Time Deposits in Domestic Offices         888,513     32,071   3.61      930,421    46,764    5.03      978,168     42,061   4.30
 Time Deposits in Foreign Offices          650,611     26,974   4.15      576,845    35,313    6.12      604,256     31,947   5.29
===================================================================================================================================
Total Interest-Bearing Deposits          3,623,575     86,980   2.40    3,587,760   123,442    3.44    3,531,460    110,094   3.12
Short-Term Borrowings:
 Federal Funds Purchased and
   Repurchase Agreements                   482,412     17,050   3.53      453,116    25,915    5.72      371,891     17,038   4.58
Other Short-Term Borrowings                 10,870        344   3.16      146,625     7,479    5.10      178,017      7,727   4.34
Long-Term Debt                              66,525      6,472   9.73       66,525     6,472    9.73      135,361     12,644   9.34
===================================================================================================================================
Total Interest-Bearing Funds
 and Average Rate Incurred               4,183,382    110,846   2.65    4,254,026   163,308    3.84    4,216,729    147,503   3.50
Demand Deposits 4                          509,586                        546,569                        603,449
Other Liabilities                           99,794                         98,058                         66,583
Minority Interest                          350,000                        350,000                        350,000
Shareholders' Equity                       394,645                        356,377                        345,832
===================================================================================================================================
Total Liabilities, Minority Interest
 and Shareholders' Equity               $5,537,407                     $5,605,030                     $5,582,593
Net Interest Income and Spread                       $193,823   3.49%              $193,529    3.29%               $190,184   3.17%
===================================================================================================================================
Net Interest Margin on Earning Assets                           3.91%                          3.87%                          3.76%
===================================================================================================================================

1Income and rates are computed on a tax-equivalent basis using a federal income tax rate of 35% for 2001, 2000, and 1999, in addition to local tax rates as applicable. Average foreign assets and average foreign liabilities are found under “Supplemental Financial Data”.
2The averages and rates for the securities available for sale portfolio are based on amortized cost.
3Excludes venture capital investment balances.
4Demand deposit balances for all periods presented exclude certain accounts transferred to the money market classification to reduce the level of deposit reserves required.
5Nonperforming loans are included in average balances used to determine rates.

Exhibit Page 164

TABLE B:
NET INTEREST INCOME CHANGES1

(in Thousands)                                                  2001 VERSUS 2000                        2000 VERSUS 1999
----------------------------------------------------------------------------------------------------------------------------------
                                                         DUE TO      DUE TO       TOTAL           DUE TO      DUE TO        TOTAL
                                                          RATE       VOLUME      CHANGE            RATE       VOLUME       CHANGE
==================================================================================================================================
Interest Income:
 Loans, Including Fees                                   $(14,334)   $(14,084)  $(28,418)        $11,848      $(9,318)   $ 2,530
 Securities Available for Sale                            (12,799)      2,331    (10,468)          3,628        4,906      8,534
 Time Deposits with Other Banks                            (8,567)     (1,445)   (10,012)          6,190       (7,018)      (828)
 Federal Funds Sold and Reverse
   Repurchase Agreements                                   (9,780)      6,510     (3,270)          2,564        6,350      8,914
----------------------------------------------------------------------------------------------------------------------------------
Total Interest Income                                     (45,480)     (6,688)   (52,168)         24,230       (5,080)    19,150
Interest Expense:
 Savings and NOW Accounts                                    (289)       (123)      (412)           (264)        (160)      (424)
 Money Market Deposit Accounts                            (13,375)        357    (13,018)          4,455        1,248      5,703
 Time Deposits in Domestic Offices                        (12,672)     (2,021)   (14,693)          6,834       (2,131)     4,703
 Time Deposits in Foreign Offices                         (12,437)      4,098     (8,339)          4,863       (1,497)     3,366
 Federal Funds Purchased and
   Repurchase Agreements                                  (10,449)      1,584     (8,865)          4,727        4,150      8,877
 Other Short-Term Borrowings                               (2,074)     (5,061)    (7,135)          1,244       (1,492)      (248)
 Long-Term Debt                                              --          --         --               457       (6,629)    (6,172)
----------------------------------------------------------------------------------------------------------------------------------
Total Interest Expense                                    (51,296)     (1,166)   (52,462)         22,316       (6,511)    15,805
==================================================================================================================================
Net Interest Income                                      $  5,816    $ (5,522)  $     294        $ 1,914      $ 1,431    $ 3,345
==================================================================================================================================

1The dollar amount of changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) has been allocated between rate and volume variances based on the percentage relationship of such variances to each other. Income and rates are computed on a tax-equivalent basis using a federal income tax rate of 35% for 2001, 2000 and 1999, in addition to local tax rates as applicable.

Exhibit Page 165

TABLE C:
YEAR-END LOANS
DECEMBER 31,

(In Thousands)                                             2001            2000            1999            1998            1997
----------------------------------------------------------------------------------------------------------------------------------
Domestic:
 Commercial and Financial                               $  479,285     $  479,443      $  667,393      $  668,778      $  529,894
 Commercial Real Estate                                    494,192        440,900         415,304         409,586         410,011
 Residential Mortgage                                    1,112,409      1,168,243       1,219,740       1,276,257       1,156,493
 Loans Held for Sale                                         8,671         15,433           --              --              --
 Home Equity                                               297,637        335,825         315,520         314,347         317,669
 Consumer                                                   64,888         68,010          73,158          69,419          78,932
----------------------------------------------------------------------------------------------------------------------------------
Total Domestic                                           2,457,082      2,507,854       2,691,115       2,738,387       2,492,999
----------------------------------------------------------------------------------------------------------------------------------
Foreign:
 Governments and Official Institutions                      93,300         69,119          67,555          74,676          50,606
 Banks and Other Financial Institutions                      1,531          1,717           2,730           9,451           8,506
 Commercial and Industrial                                 284,293        329,903         395,120         395,552         293,609
 Other                                                      36,717         37,086          51,607          42,353          36,911
----------------------------------------------------------------------------------------------------------------------------------
Total Foreign                                              415,841        437,825         517,012         522,032         389,632
----------------------------------------------------------------------------------------------------------------------------------
Total Loans                                              2,872,923      2,945,679       3,208,127       3,260,419       2,882,631
Net Deferred Loan Fees, Costs,
  Premiums and Discounts                                    (4,331)        (4,941)         (6,146)         (2,284)          1,742
Loans                                                    2,868,592      2,940,738       3,201,981       3,258,135       2,884,373
Reserve for Loan Losses                                    (29,540)       (36,197)        (41,455)        (54,455)        (52,381)
==================================================================================================================================
Total Net Loans                                         $2,839,052     $2,904,541      $3,160,526      $3,203,680      $2,831,992
==================================================================================================================================

Exhibit Page 166

TABLE D:
YEAR-END MATURITIES AND RATE SENSITIVITY
DECEMBER 31, 2001

                                                                           LESS THAN                       OVER
(IN THOUSANDS)                                                              1 YEAR 1     1-5 YEARS        5 YEARS           TOTAL
===================================================================================================================================
Maturities:
 Commercial and Financial                                                  $164,295       $130,552      $  184,438       $  479,285
 Commercial Real Estate                                                      52,365        223,633         218,194          494,192
 Residential Mortgage                                                        32,733        155,682         923,994        1,112,409
 Loans Held for Sale                                                             97            457           8,117            8,671
 Home Equity                                                                143,642         56,608          97,387          297,637
 Consumer                                                                    47,381         17,170             337           64,888
 Foreign                                                                    328,458         77,904           9,479          415,841
===================================================================================================================================
Total Loans                                                                $768,971       $662,006      $1,441,946       $2,872,923
Rate Sensitivity:
 With Fixed Interest Rates                                                 $170,849       $429,037      $1,102,128       $1,702,014
 With Floating and Adjustable Interest Rates                                598,122        232,969         339,818        1,170,909
===================================================================================================================================
Total Loans                                                                $768,971       $662,006      $1,441,946       $2,872,923
===================================================================================================================================

1Includes demand loans, loans having no stated schedule of repayments or maturity, and overdrafts.

TABLE E:
COMMERCIAL REAL ESTATE
GEOGRAPHIC DISTRIBUTION BY TYPE
DECEMBER 31, 2001

(in Thousands)                                                                          GEOGRAPHIC LOCATION
===================================================================================================================================
                                                             DISTRICT OF                                     UNITED
                                                              COLUMBIA       VIRGINIA       MARYLAND         KINGDOM        TOTAL
===================================================================================================================================
Land Acquisition and
 Development                                                  $  2,502       $   --         $    500        $  --          $  3,002
Multi-Family Residential                                        20,721          9,396          2,548           --            32,665
===================================================================================================================================
Subtotal                                                        23,223          9,396          3,048           --            35,667
===================================================================================================================================
Commercial:
 Office Buildings                                              101,488         85,081         58,027           --           244,596
 Shopping Centers                                               16,956         33,601         56,677           --           107,234
 Hotels                                                         18,057           --           19,000           --            37,057
 Industrial/Warehouse                                            3,297          6,509         11,611           --            21,417
 Churches                                                       16,474            648         12,590           --            29,712
 Other                                                           4,619          9,881          4,009           --            18,509
===================================================================================================================================
Domestic                                                       184,114        145,116        164,962           --           494,192
Foreign                                                          --             --              --           120,318        120,318
===================================================================================================================================
Total Commercial Real Estate                                  $184,114       $145,116       $164,962        $120,318       $614,510
===================================================================================================================================

Exhibit Page 167

TABLE F:
CROSS-BORDER OUTSTANDINGS THAT EXCEED 1% OF TOTAL ASSETS1

                                                                         BANKS AND            COMMERCIAL
                                                                      OTHER FINANCIAL             AND
(In Thousands)                                                         INSTITUTIONS           INDUSTRIAL        OTHER       TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 2001
United Kingdom                                                         $  15,750               $234,443       $ 3,870    $254,063
United States 2                                                          149,860                  --           18,328     168,188
Saudi Arabia                                                                  28                  --           89,268      89,296
===================================================================================================================================
As of December 31, 2000
United Kingdom                                                         $ (31,196)              $282,285       $ 9,350    $260,439
United States 2                                                          180,992                  --           11,121     192,113
Saudi Arabia                                                                  11                  --           64,131      64,142
===================================================================================================================================
As of December 31, 1999
United Kingdom                                                         $ (33,906)              $360,575       $ 4,892    $331,561
United States 2                                                          208,468                  --            9,499     217,967
===================================================================================================================================

1 Cross-border outstandings include loans, acceptances, investments, accrued interest and other monetary assets, net of interest-bearing deposits with other banks that are denominated in U.S. dollars or other non-local currencies.
2 United States cross-border outstandings consist of deposits placed by the Company in foreign branches of United States banks.

TABLE G:
CROSS-BORDER OUTSTANDINGS THAT EXCEED 1% OF TOTAL
ASSETS WITH NONPERFORMING OR PAST-DUE LOANS

                                                                                           TOTAL
                                                          NONACCRUAL                   NONPERFORMING                PAST-DUE
(In Thousands)                                               LOANS                         LOANS                      LOANS
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 2001
United Kingdom                                             $1,430 1                        $1,430                   $2,406
===================================================================================================================================
As of December 31, 2000
United Kingdom                                             $1,779 2                        $1,779                   $   19
===================================================================================================================================
As of December 31, 1999
United Kingdom                                             $2,185 3                        $2,185                   $   --
===================================================================================================================================

1As of December 31, 2001, $529 thousand of nonaccrual loans were classified as renegotiated loans.
2As of December 31, 2000, $822 thousand of nonaccrual loans were classified as renegotiated loans.
3As of December 31, 1999, $1.2 million of nonaccrual loans were classified as renegotiated loans.

Exhibit Page 168

TABLE H:
MATURITIES OF SECURITIES AVAILABLE FOR SALE
DECEMBER 31, 2001

                                                                                     GROSS              GROSS
                                                            AMORTIZED             UNREALIZED         UNREALIZED            FAIR
(In Thousands)                                                COST                   GAINS             LOSSES              VALUE
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities:
   Due within 1 year                                       $  104,887               $  --              $  --             $  104,887
Government Agencies Securities:
   Due within 1 year                                          607,947                    1                  8               607,940
   Due after 1 year but within 5 years                        344,138                2,153                672               345,619
Mortgage-Backed Securities:
   Due after 5 years but within 10 years                        7,201                   60                --                  7,261
   Mature after 10 years                                      606,654                1,874              3,514               605,014
Other Securities:
   Mature within 1 year                                        17,595                  --                 --                 17,595
   Mature after 10 years                                       30,322                  --                 --                 30,322
===================================================================================================================================
Total Securities Available for Sale                        $1,718,744               $4,088             $4,194            $1,718,638
===================================================================================================================================

TABLE I:
RESERVE FOR LOAN LOSSES AND SUMMARY OF CHARGE-OFFS
(RECOVERIES)
DECEMBER 31,

(In Thousands)                                              2001             2000          1999            1998            1997
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 1                                       $36,197          $41,455        $54,455        $52,381         $64,486
Provision for Loan Losses                                  2,526           18,791          2,500            --          (12,000)
Loans Charged Off:
 Commercial and Financial                                  4,071            9,059         12,251            579             146
 Commercial Real Estate                                      --               148             90            183             --
 Residential Mortgage                                         10               30            178              5              10
 Home Equity                                                  48               63            220            186             448
 Consumer                                                  2,422            2,699          2,238          2,232           2,047
 Foreign                                                   4,913           14,168          1,970            937             593
---------------------------------------------------------------------------------------------------------------------------------
Total Loans Charged Off                                   11,464           26,167         16,947          4,122           3,244
---------------------------------------------------------------------------------------------------------------------------------
Recoveries on Charged-Off Loans:
 Commercial and Financial                                     70              568            399             72             220
 Commercial Real Estate                                       85              548            207          4,410           2,263
 Residential Mortgage                                         37               49             --            --               10
 Home Equity                                                 126              117            105             58              47
 Consumer                                                    791              715            472            546             510
 Foreign                                                   1,376              626            526          1,016             666
---------------------------------------------------------------------------------------------------------------------------------
Total Recoveries on Charged-Off Loans                      2,485            2,623          1,709          6,102           3,716
---------------------------------------------------------------------------------------------------------------------------------
Net Charge-Offs (Recoveries)                               8,979           23,544         15,238         (1,980)           (472)
Foreign Exchange Translation Adjustments                    (204)            (505)          (262)            94            (577)
=================================================================================================================================
Balance, December 31                                     $29,540          $36,197        $41,455        $54,455         $52,381
=================================================================================================================================
Ratio of Net Charge-Offs (Recoveries) to
   Average Loans                                             .31%            .76%          .48%         (.06)%          (.02)%
=================================================================================================================================
Ratio of Reserve for Loan Losses to Total Loans             1.03%           1.23%         1.29%         1.67%          1.82%
=================================================================================================================================

Exhibit Page 169

TABLE J:
RESERVE FOR LOAN LOSSES ALLOCATION AND LOAN DISTRIBUTION
DECEMBER 31,

(In Thousands)

Allocation of the Reserve for Loan Losses                   2001               2000            1999            1998          1997
-----------------------------------------------------------------------------------------------------------------------------------
Commercial and Financial                                  $ 5,518            $15,755        $21,807         $27,631         $11,473
Commercial Real Estate                                      4,015              5,446          3,768           4,438           7,952
Residential Mortgage                                        1,103              1,161          1,218           1,275           1,157
Loans Held for Sale                                             9                 15            --              --              --
Home Equity and Consumer                                    3,709              2,851          2,780           2,612           3,593
Foreign                                                     8,243              7,036          6,006           8,665           4,765
Based on Qualitative Factors                                6,943              3,933          5,876           9,834          23,441
===================================================================================================================================
Balance, December 31                                      $29,540            $36,197        $41,455         $54,455         $52,381
===================================================================================================================================

Distribution of Year-End Loans                               2001              2000            1999            1998          1997
-----------------------------------------------------------------------------------------------------------------------------------
Commercial and Financial                                     16.7%              16.3%          20.8%           20.5%          18.4%
Commercial Real Estate                                       17.2               15.0           13.0            12.6           14.2
Residential Mortgage                                         38.7               39.6           38.0            39.1           40.1
Loans Held for Sale                                           0.3                0.5            --              --             --
Home Equity and Consumer                                     12.6               13.7           12.1            11.8           13.8
Foreign                                                      14.5               14.9           16.1            16.0           13.5
===================================================================================================================================
Total, December 31                                          100.0%             100.0%         100.0%          100.0%         100.0%
===================================================================================================================================

Exhibit Page 170

TABLE K:
NONPERFORMING ASSETS AND PAST-DUE LOANS
DECEMBER 31,

(In Thousands)                                             2001             2000           1999            1998            1997
-----------------------------------------------------------------------------------------------------------------------------------
Nonperforming Assets:
Nonaccrual Loans:
 Domestic                                               $      472      $   34,228      $   40,559      $   26,831     $    1,916
 Foreign                                                       901             957             975            --            1,877
-----------------------------------------------------------------------------------------------------------------------------------
Total Nonaccrual Loans                                       1,373          35,185          41,534          26,831          3,793
-----------------------------------------------------------------------------------------------------------------------------------
Renegotiated Loans:
 Domestic                                                      --               31              53              77            101
 Foreign                                                       529             822           1,210           2,843            --
-----------------------------------------------------------------------------------------------------------------------------------
Total Renegotiated Loans                                       529             853           1,263           2,920            101
-----------------------------------------------------------------------------------------------------------------------------------
Other Real Estate & Repossessed Assets
 Domestic                                                      600           1,133             908           1,638          4,993
 Foreign                                                     1,156             --              --               42             83
-----------------------------------------------------------------------------------------------------------------------------------
Total Other Real Estate & Repossessed Assets                 1,756           1,133             908           1,680          5,076
===================================================================================================================================
Total Nonperforming Assets, Net                         $    3,658      $   37,171      $   43,705      $   31,431     $    8,970
===================================================================================================================================
Past-Due Loans:
 Domestic                                               $   10,909      $   11,100      $    7,429      $   25,254     $    7,279
 Foreign                                                     2,406              19             --               15            --
===================================================================================================================================
Total Past-Due Loans                                    $   13,315      $   11,119      $    7,429      $   25,269     $    7,279
===================================================================================================================================
Total Loans                                             $2,868,592      $2,940,738      $3,201,981      $3,258,135     $2,884,373
Ratio of Nonaccrual Loans to Total Loans                       .05%           1.20%           1.30%            .82%           .13%
===================================================================================================================================
Ratio of Nonperforming Assets to Total Loans
 and Other Real Estate Owned, Net                              .13            1.26            1.36             .96            .31
===================================================================================================================================

Exhibit Page 171

TABLE L:
INTEREST INCOME ON NONACCRUAL AND RENEGOTIATED LOANS
DECEMBER 31,

(In Thousands)                                               2001            2000           1999           1998             1997
----------------------------------------------------------------------------------------------------------------------------------
Interest Income at Original Terms:
 Nonaccrual Loans:
   Domestic                                                  $1,151         $3,346         $3,168          $  751           $385
   Foreign                                                      228            332             --             --              65
 Renegotiated Loans                                             109            201            222             586             18
==================================================================================================================================
Total                                                        $1,488         $3,879         $3,390          $1,337           $468
==================================================================================================================================
Actual Interest Income Recognized:
 Nonaccrual Loans:
   Domestic                                                  $  105         $   41         $  249           $ --            $  5
   Foreign                                                      --             --              --             --             --
 Renegotiated Loans                                              10             19             --             --             --
==================================================================================================================================
Total                                                        $  115         $   60         $  249           $ --            $  5
==================================================================================================================================

TABLE M:
SHORT-TERM BORROWINGS

                                                    FEDERAL FUNDS PURCHASED
                                                   AND REPURCHASE AGREEMENTS                    OTHER SHORT-TERM BORROWINGS
(In Thousands)                                 2001         2000          1999               2001          2000           1999
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31                          $584,706    $571,937       $424,508           $11,914     $ 10,895       $407,694
Average Amount Outstanding 1                   482,412     453,116        371,891            10,870      146,625        178,017
Weighted-Average Rate Paid 1                      3.53%       5.72%          4.58%             3.16%        5.10%          4.34%
Maximum Amount Outstanding at any
  Month-End                                    584,706     571,937        424,508            16,632      407,334        426,571
==================================================================================================================================

1Average amounts are based on daily balances. Average rates are computed by dividing actual interest expense by average amounts outstanding.

Exhibit Page 172

TABLE N:
INTEREST-RATE SENSITIVITY ANALYSIS1

                                                                     MOVEMENTS IN INTEREST RATES FROM DECEMBER 31, 2001

                                                         SIMULATED IMPACT OVER NEXT                   SIMULATED IMPACT OVER NEXT
(In Thousands)                                                  TWELVE MONTHS                              THIRTY-SIX MONTHS
-----------------------------------------------------------------------------------------------------------------------------------
                                                        +100BP               -100BP                  +300BP               -300BP
-----------------------------------------------------------------------------------------------------------------------------------
Simulated Impact Compared with a
 Most Likely Scenario:
 Net Interest Income Increase (Decrease)                  (0.5)%                0.3%                   (1.8)%                 0.4%

 Net Interest Income Increase (Decrease)               $(1,046)                $669                $(10,379)               $2,103
===================================================================================================================================

                                                                     MOVEMENTS IN INTEREST RATES FROM DECEMBER 31, 2000

                                                         SIMULATED IMPACT OVER NEXT                   SIMULATED IMPACT OVER NEXT
(In Thousands)                                                  TWELVE MONTHS                              THIRTY-SIX MONTHS
-----------------------------------------------------------------------------------------------------------------------------------
                                                        +100BP               -100BP                  +300BP               -300BP
-----------------------------------------------------------------------------------------------------------------------------------
Simulated Impact Compared with a
 Most Likely Scenario:
 Net Interest Income Increase (Decrease)                  (2.0)%                0.3%                   (1.4)%               (0.9)%

 Net Interest Income Increase (Decrease)               $(3,820)                $634                 $(8,490)             $(5,436)
===================================================================================================================================

1 Key Assumptions:
Assumptions with respect to the model's projection of the effect of changes in interest rates on Net Interest Income include:
1. Target balances for various asset and liability classes, which are solicited from the management of the various units of the Company.
2. A most likely federal funds rate and U.S. Treasury yield curve which are determined by an authorized committee and variances from this rate which are established by policy.
3. Spread relationships between various interest rate indices which are generated by the analysis of historical data and committee consensus.
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
6. Maturity strategies with respect to assets and liabilities, which are solicited from the management of the various units of the Company.

TABLE O:
CAPITAL RATIOS
DECEMBER 31,

                                                                                                       REQUIRED            WELL
                                                                           2001          2000          MINIMUMS         CAPITALIZED
-----------------------------------------------------------------------------------------------------------------------------------
Riggs National Corporation
 Tier I                                                                   14.47%         15.92%          4.00%              6.00%
 Combined Tier I and Tier II                                              24.34          25.87           8.00              10.00
 Leverage                                                                  8.15           9.47           4.00               5.00
Riggs Bank National Association
 Tier I                                                                   14.07%         13.99%          4.00%              6.00%
 Combined Tier I and Tier II                                              15.01          15.18           8.00              10.00
 Leverage                                                                  8.03           8.44           4.00               5.00
===================================================================================================================================

Exhibit Page 173

consolidated
STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,

(In Thousands, Except Per Share Amounts)                                                2001             2000               1999
-----------------------------------------------------------------------------------------------------------------------------------
Interest Income
Interest and Fees on Loans                                                            $204,797        $233,763            $230,577
Interest and Dividends on Securities Available for Sale                                 68,630          79,098              70,135
Time Deposits with Other Banks                                                          12,712          22,724              23,552
Federal Funds Sold and Reverse Repurchase Agreements                                    15,823          19,093              10,179
-----------------------------------------------------------------------------------------------------------------------------------
Total Interest Income                                                                  301,962         354,678             334,443
Interest Expense
-----------------------------------------------------------------------------------------------------------------------------------
Interest on Deposits:
  Savings, NOW and Money Market Deposit Accounts                                        27,935          41,365              36,086
  Time Deposits in Domestic Offices                                                     32,071          46,764              42,061
  Time Deposits in Foreign Offices                                                      26,974          35,313              31,947
-----------------------------------------------------------------------------------------------------------------------------------
Total Interest on Deposits                                                              86,980         123,442             110,094
Interest on Short-Term Borrowings and Long-Term Debt:
  Short-Term Borrowings                                                                 17,394          33,446              24,817
  Long-Term Debt                                                                         6,472           6,420              12,592
-----------------------------------------------------------------------------------------------------------------------------------
Total Interest on Short-Term Borrowings and Long-Term Debt                              23,866          39,866              37,409
Total Interest Expense                                                                 110,846         163,308             147,503
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                                    191,116         191,370             186,940
Less: Provision for Loan Losses                                                          2,526          18,791               2,500
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses                                    188,590         172,579             184,440
Noninterest Income
  Trust and Investment Advisory Income                                                  50,290          55,207              51,671
  Service Charges and Fees                                                              43,591          41,474              39,464
  Venture Capital Gains (Losses), Net                                                  (31,103)         10,563               1,975
  Other Noninterest Income                                                              10,494          10,442              12,362
  Securities Gains, Net                                                                 12,037             327               1,154
-----------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income                                                                85,309         118,013             106,626
Noninterest Expense
  Salaries and Wages                                                                    90,971          82,062              77,088
  Pensions and Other Employee Benefits                                                  18,852          16,946              13,236
  Occupancy, Net                                                                        21,092          19,895              18,697
  Data Processing Services                                                              20,916          20,407              19,038
  Furniture, Equipment, and Software                                                    19,119          17,975              15,966
  Credit Card Processing                                                                 8,118           8,232               7,709
  Consultants and Outsourcing Fees                                                      12,880          10,791              11,544
  Advertising and Public Relations                                                       4,175           5,337               4,809
  Restructuring Expense                                                                  4,327            --                  --
  Other Noninterest Expense                                                             65,891          42,705              39,157
-----------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense                                                              266,341         224,350             207,244
Income before Taxes, Minority Interest, and Extraordinary Loss                           7,558          66,242              83,822
Applicable Income Tax Expense                                                           11,075          25,053              26,953
Minority Interest in Income of Subsidiaries, Net of Taxes                               19,860          19,588              20,214
===================================================================================================================================
Net Income (Loss) before Extraordinary Loss                                           $(23,377)       $ 21,601            $ 36,655
Extraordinary Loss, Net of Taxes                                                          --              --                 5,061
===================================================================================================================================
Net Income (Loss)                                                                     $(23,377)       $ 21,601            $ 31,594
Earnings (Losses) Per Share
  Basic before Extraordinary Loss                                                     $   (.82)       $    .76            $   1.29
  Diluted before Extraordinary Loss                                                       (.82)            .76                1.26
===================================================================================================================================
  Basic                                                                               $   (.82)       $    .76            $   1.11
  Diluted                                                                                 (.82)            .76                1.09
===================================================================================================================================
The Accompanying Notes Are An Integral Part Of These Statements.

Exhibit Page 174

consolidated
STATEMENTS OF CONDITION

DECEMBER 31,

(In Thousands, Except Per Share Amounts)                                                                  2001             2000
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and Due from Banks                                                                                $  179,743      $  156,075
Federal Funds Sold and Reverse Repurchase Agreements                                                      629,000         395,000
-----------------------------------------------------------------------------------------------------------------------------------
Total Cash and Cash Equivalents                                                                           808,743         551,075
Time Deposits with Other Banks                                                                            289,464         365,901
Securities Available for Sale                                                                           1,718,638       1,239,973
Venture Capital Investments                                                                                56,320          83,734
Loans                                                                                                   2,868,592       2,940,738
Reserve for Loan Losses                                                                                   (29,540)        (36,197)
-----------------------------------------------------------------------------------------------------------------------------------
Net Loans                                                                                               2,839,052       2,904,541
Premises and Equipment, Net                                                                               197,018         214,927
Other Assets                                                                                              190,167         194,321
===================================================================================================================================
Total Assets                                                                                           $6,099,402      $5,554,472
===================================================================================================================================
Liabilities
Deposits:
  Noninterest-Bearing Deposits                                                                         $  661,823      $  676,405
  Interest-Bearing Deposits:
    Savings and NOW Accounts                                                                              305,839         315,375
    Money Market Deposit Accounts                                                                       1,955,483       1,694,705
    Time Deposits in Domestic Offices                                                                   1,132,200         785,318
    Time Deposits in Foreign Offices                                                                      466,938         604,174
-----------------------------------------------------------------------------------------------------------------------------------
  Total Interest-Bearing Deposits                                                                       3,860,460       3,399,572
-----------------------------------------------------------------------------------------------------------------------------------
Total Deposits                                                                                          4,522,283       4,075,977
Short-Term Borrowings                                                                                     596,620         582,832
Other Liabilities                                                                                         203,151          96,392
Long-Term Debt                                                                                             66,525          66,525
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                       5,388,579       4,821,726
Guaranteed Preferred Beneficial Interests in Junior Subordinated
 Deferrable Interest Debentures                                                                           350,000         350,000
-----------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
Shareholders' Equity
Common Stock - $2.50 Par Value
                                2001           2000
                            --------------------------
  Authorized                50,000,000      50,000,000
  Issued                    31,795,703      31,701,464
  Outstanding               28,494,905      28,400,666                                                     79,489          79,254
Additional Paid in Capital                                                                                163,125         162,206
Retained Earnings                                                                                         197,545         226,616
Accumulated Other Comprehensive Loss                                                                       (7,979)        (13,973)
Treasury Stock - 3,300,798 shares at December 31, 2001 and 2000                                           (71,357)        (71,357)
-----------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                                360,823         382,746
===================================================================================================================================
Total Liabilities and Shareholders' Equity                                                             $6,099,402      $5,554,472
===================================================================================================================================

The Accompanying Notes Are An Integral Part Of These Statements.

Exhibit Page 175

consolidated
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED
DECEMBER 31, 2001, 2000 and 1999

                                                                                        ACCUMULATED
                                                COMMON     ADDITIONAL                      OTHER                         TOTAL
                                                 STOCK       PAID IN     RETAINED      COMPREHENSIVE    TREASURY     SHAREHOLDERS'
(In Thousands, Except Per Share Amounts)       $2.50 PAR     CAPITAL     EARNINGS      INCOME (LOSS)      STOCK         EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1999                        $78,888     $160,760     $184,794        $ (2,548)      $(29,166)       $392,728
Comprehensive Income:
Net Income                                                                 31,594                                       $ 31,594
Other Comprehensive Income (Loss), Net of Tax:
Unrealized Gain (Loss) on Securities
  Available for Sale, Net of
  Reclassification Adjustments                                                            (38,294)                       (38,294)
Foreign Exchange Translation Adjustments                                                   (1,248)                        (1,248)
-----------------------------------------------------------------------------------------------------------------------------------
Total Other Comprehensive Income(Loss)                                                                                   (39,542)
===================================================================================================================================
Total Comprehensive Loss                                                                                                $ (7,948)
Issuance of Common Stock for
  Stock Option Plans - 60,150 shares                151          679                                                         830
Cash Dividends Declared, $.20 per share                                    (5,706)                                        (5,706)
Common Stock Repurchase - 2,125,000 Shares                                                               (42,191)        (42,191)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                      $79,039     $161,439     $210,682        $(42,090)      $(71,357)       $337,713
===================================================================================================================================
Comprehensive Income:
Net Income                                                                 21,601                                       $ 21,601
Other Comprehensive Income (Loss), Net of Tax:
Unrealized Gain (Loss) on Securities
  Available for Sale, Net of
  Reclassification Adjustments                                                             30,177                         30,177
Foreign Exchange Translation Adjustments                                                   (2,060)                        (2,060)
-----------------------------------------------------------------------------------------------------------------------------------
Total Other Comprehensive Income(Loss)                                                                                    28,117
===================================================================================================================================
Total Comprehensive Income                                                                                              $ 49,718
Issuance of Common Stock for
  Stock Option Plans - 85,969 shares                215          767                                                         982
Cash Dividends Declared, $.20 per share                                    (5,667)                                        (5,667)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                      $79,254     $162,206     $226,616        $(13,973)      $(71,357)       $382,746
===================================================================================================================================
Comprehensive Income:
Net Income (Loss)                                                         (23,377)                                      $(23,377)
Other Comprehensive Income (Loss), Net of Tax:
Unrealized Gain (Loss) on Securities
  Available for Sale, Net of
  Reclassification Adjustments                                                              9,247                          9,247
Unrealized Gain (Loss) on Derivatives, Net of
  Reclassification Adjustments                                                             (2,231)                        (2,231)
Foreign Exchange Translation Adjustments                                                   (1,022)                        (1,022)
-----------------------------------------------------------------------------------------------------------------------------------
Total Other Comprehensive Income(Loss)                                                                                     5,994
===================================================================================================================================
Total Comprehensive Loss                                                                                                $(17,383)
Issuance of Common Stock for
  Stock Option Plans - 94,239 shares                235          919                                                       1,154
Cash Dividends Declared, $.20 per share                                    (5,694)                                        (5,694)
===================================================================================================================================
Balance, December 31, 2001                      $79,489     $163,125     $197,545        $ (7,979)      $(71,357)       $360,823
===================================================================================================================================
The Accompanying Notes Are An Integral Part Of These Statements.

Exhibit Page 176

consolidated
STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)                                                                         2001               2000            1999
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income (Loss)                                                                  $   (23,377)      $    21,601     $    31,594
Adjustments to Reconcile Net Income to Cash
 Provided by (Used in) Operating Activities:
  Non-cash Restructuring and Other Charges                                              39,977              --              --
  Provision for Loan Losses                                                              2,526            18,791           2,500
  Provision for Other Real Estate Owned Losses, Net of Realized Gains                      251             --                (38)
  Unrealized (Gains) Losses on Venture Capital Investments                              31,284            (7,187)         (1,970)
  Gains on Sales of Venture Capital Investments                                           (181)           (3,376)             (5)
  Depreciation Expense and Amortization of Leasehold Improvements                       18,920            18,136          15,889
  Net Gains on Sale of Securities Available for Sale                                   (12,037)             (327)         (1,154)
  (Increase) Decrease in Other Assets                                                   (8,082)            3,318         (15,185)
  Increase in Other Liabilities                                                         (3,526)           17,858          19,526
  Extraordinary Losses on Redemption of Long-Term Debt                                    --                --             7,786
-----------------------------------------------------------------------------------------------------------------------------------
 Total Adjustments                                                                      69,132            47,213          27,349
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                               45,755            68,814          58,943
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Net Decrease in Time Deposits with Other Banks                                        76,437            47,627         282,653
  Proceeds from Maturities of Securities Available for Sale                          5,962,451         1,671,005       3,247,978
  Proceeds from Sale of Securities Available for Sale                                  245,895           208,129         177,703
  Purchase of Securities Available for Sale                                         (6,570,717)       (1,772,311)     (3,802,597)
  Purchases of Venture Capital Investments                                             (14,180)          (39,970)        (34,462)
  Proceeds from Sale of Venture Capital Investments                                     10,491             6,324               5
  Net Decrease in Loans                                                                 63,167           237,699          40,916
  Net Increase in Premises and Equipment                                               (16,241)          (15,751)        (15,658)
  Other, Net                                                                                78              (732)            548
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash (Used In) Provided By Investing Activities                                   (242,619)          342,020        (102,914)
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Net Increase in Non-Time Deposits                                                    236,660            72,741          32,718
  Net Increase (Decrease) in Time Deposits                                             209,646          (172,097)         (2,233)
  Net Increase (Decrease) in Short-Term Borrowings                                      13,788          (249,370)        457,822
  Proceeds from the Issuance of Stock                                                    1,154               982             830
  Repayments of Long-Term Debt                                                            --               --           (130,312)
  Dividend Payments                                                                     (5,694)           (5,667)         (5,706)
  Repurchase of Common Stock                                                              --               --            (42,191)
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided By (Used In) Financing Activities                                    455,554          (353,411)        310,928
-----------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes                                                         (1,022)           (2,060)         (1,248)
-----------------------------------------------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                                              257,668            55,363         265,709
Cash and Cash Equivalents at Beginning of Year                                         551,075           495,712         230,003
===================================================================================================================================
Cash and Cash Equivalents at End of Year                                           $   808,743       $   551,075     $   495,712
Supplemental Disclosures:
  Interest Paid, Net of Amount Capitalized                                         $   114,156       $  164,621      $   152,109
  Income Tax Payments                                                                      146            7,274              128
  Trade Dated Securities                                                               100,188           10,158             --
===================================================================================================================================
The Accompanying Notes Are An Integral Part Of These Statements.

Exhibit Page 177

notes to consolidated
FINANCIAL STATEMENTS

Riggs National Corporation (“the Company” or “we”), a Delaware Corporation, is a bank holding company that provides financial services to a wide variety of customers. These services include community banking, corporate and commercial banking, international banking and trust and investment management services.

These services are provided through the Company's wholly-owned subsidiary and principal operating unit, Riggs Bank National Association ("the Bank" or "Riggs Bank"), and its operating subsidiaries and divisions: Riggs Bank Europe Ltd., Riggs & Company, Riggs & Company International Ltd. and Riggs Real Estate Investment Corporation ("RREIC").

In addition, the Company has invested in two partnerships that make venture capital investments. The Company has a 99% interest in each of these partnerships.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s accounting and reporting policies are in accordance with accounting principles generally accepted in the United States and conform to general practice within the banking industry.

The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior period amounts have been reclassified to conform to the current year’s presentation. None of these reclassifications affect net income (loss) or earnings per share for the periods presented.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash equivalents include cash on hand, amounts due from banks, federal funds sold and reverse repurchase agreements. Cash equivalents have original maturities of 30 days or less. Reverse repurchase agreements are collateralized.

Securities

Securities are designated as Trading Securities, Securities Held to Maturity or Securities Available for Sale at the time of purchase and generally remain in that category until sale or maturity. Security purchases are made in accordance with a policy established by the Board of Directors.

At December 31, 2001 and 2000, all of the Company’s securities are classified as available for sale and, as such, are carried at their fair values with any unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income (loss) within shareholders’ equity. Fair values are generally obtained from quoted market values or independent sources. Short-term securities, generally those with initial maturities of three months or less, are carried at cost as cost is deemed to approximate market value.

The specific identification method is used to determine the gain or loss on any security sold.

Income on securities available for sale is recognized as earned and any purchase price premiums or discounts from par value are amortized or accreted so as to result in income recognition on a level yield basis. The Company suspends income recognition and eliminates from revenue any previously accrued income related to any security that has significant uncertainty regarding collection of principal or interest.

Loans

Loans are carried at the principal amount outstanding plus or minus any associated premium or discount. Loan origination fees and direct costs are deferred and the net amount is amortized as an adjustment of loan yield. Except when we discontinue the accrual of income, income is recognized as earned using methods that generally result in level rates of return on principal amounts outstanding over the estimated lives of the loans.

We evaluate each past due commercial loan (commercial and financial loans and commercial real estate loans) and discontinue the accrual of interest based on the delinquency status, an evaluation of any collateral and the financial condition of the borrower. If there is doubt as to the collection of either principal or interest, or when interest or principal is 90 days past due and the commercial loan is not well-secured and in the process of collection, it is placed into non-accrual status. A non-accrual loan may be restored to accrual status when interest and principal payments are brought current and the collection of future payments is not in doubt.

Exhibit Page 178

Income recognition on non-commercial loans is discontinued and the loans are charged off after a delinquency period of 120 days. At that point, any uncollected interest is eliminated from income.

The Company originates with the intent to sell certain residential mortgage loans. These loans are carried at the lower of cost or fair value and are sold servicing released.

Reserve for Loan Losses

The reserve for loan losses is maintained at a level that we believe adequate to absorb potential losses in the loan portfolio. The determination of the adequacy of the reserve for loan losses is based upon an on-going, analytical review of the loan portfolio. This analysis, however, requires application of judgment, evaluation of economic uncertainties and assessment of business conditions that may change. Because of these and other factors, adjustments to the reserve for loan losses may be required. Any such adjustments would impact future operating results.

The analytical review of the loan portfolio performed for determining the adequacy of the reserve for loan losses includes a review of large balance loans for impairment, an analysis of historical loss experience by loan type and for groups of loans with similar characteristics, an evaluation of current economic conditions and all other factors we consider pertinent to the analysis. Impaired loans are defined as specifically reviewed loans for which it is probable that we will be unable to collect all amounts due in accordance with the loan agreement. Impaired loans are generally commercial and financial loans and commercial real estate loans and are usually on non-accrual status. Each impaired loan has a specific, identified loan loss reserve associated with it. Impaired loans do not include large groups of smaller balance loans with similar collateral characteristics, such as residential mortgage and home equity loans. Loss reserves for these types of loans are established on an aggregate basis using historical loss experience. Balances related to impaired loans are excluded when applying historical loss ratios to determine loan loss reserves.

The specific reserves for impaired loans are included in the reserve for loan losses. Impaired loans are valued based upon the fair value of the related collateral if the loans are collateral dependent. For all other impaired loans, the specific reserves are based on the present values of expected cash flows discounted at each loan’s initial effective interest rate.

Provisions to the reserve for loan losses are charged against, or credited to, earnings in amounts necessary to maintain an adequate reserve for loan losses. Commercial loans are charged-off when it is determined that the loan cannot be fully recovered. Non-commercial loans are charged-off upon becoming 120 days delinquent. Recoveries of loans previously charged-off are credited to the reserve for loan losses.

The Company maintains its reserve for loan losses in accordance with a policy approved by the Board of Directors. The Company has an established methodology for analyzing its reserve for loan losses that includes an internal loan classification policy. The Company periodically reviews its methodology to ascertain that it produces accurate assessments of potential loan losses. Domestic and international loans are subjected to substantially identical review procedures.

Premises and Equipment

Land is recorded at cost. Premises, leasehold improvements and furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are generally computed using the straight-line method over the estimated useful lives of the assets. Ranges of useful lives for computing depreciation and amortization are 25 to 35 years for premises, 5 to 20 years for leasehold improvements and 4 to 15 years for furniture and equipment. Software is amortized over 3 to 5 years.

Major improvements and alterations to premises and leaseholds are capitalized. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. Interest costs relating to the construction of certain fixed assets are capitalized at the Bank’s weighted-average cost of liabilities.

Impairment of Long-Lived Assets

Long-lived assets to be held and used, including goodwill, other intangible assets and premises and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying value or fair value less selling costs.

Venture Capital Investments

Venture capital investments are accounted for at fair value with gains and losses included in noninterest income on the Consolidated Statements of Operations.

Fair value is based upon quoted market prices when available. If quoted market prices are not available, information and techniques that estimate the market price determine fair value. We apply discounts to the market values of our investments to reflect various factors as described below.

Direct investments are investments in individual companies with their financial returns exclusively dependent upon the particular companies’ performance. Publicly traded securities are discounted as appropriate from their quoted market value because of a lack of trading history, lock-up provisions, a potential lack of market liquidity and other factors. Warrants to purchase publicly traded shares are valued using a similar methodology. In the event that the listed value of an investment is lower than the average cost basis of the fund’s investment in the security, the lower valuation will be employed. Alternatives to the above discounting formulas may be necessary to account for extraordinary circumstances concerning particular securities.

Exhibit Page 179

For direct investments in securities that do not have readily available market prices, valuations are estimated to be at cost until the occurrence of a material event, such as a follow-on round of financing, strategic sale or when a significant change in the operation of the investee indicates that a change in value is warranted. If the price of a security in its most recent financing is higher than the carrying value, the higher valuation will be used if new, independent, sophisticated investors purchased the securities. If no new investors participated in the funding, then the previous valuation is generally maintained. If we invest in the follow-on strategic financing round, these new investments are valued at cost. If the most recent financing implies a lower valuation, we use the lower valuation regardless of whether new, sophisticated investors participated in the funding. If a company has been self-financing and has had positive cash flow from operations for the past two fiscal years, the company’s valuation may be increased using price/earnings ratios, cash flow multiples, or other financial measures of similar companies, appropriately discounted for lack of liquidity.

Indirect investments represent investments made in other investment funds in which the investment decisions are made by the funds’ management. We generally utilize quarterly values reported by the Investment Manager/General Partner of the partnership to assist in valuing our ownership interest in private equity limited partnerships. In the event that a fund holds a publicly traded security in its portfolio that it has not distributed, the security is valued at the lower of the closing price of the security on the last trading day of the quarter and the last reported value of the security by the fund.

Income Taxes

We record a provision for income taxes based upon the amounts of current taxes payable (or refundable) and the change in net deferred tax assets or liabilities during the year. Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement reporting purposes that will reverse in future periods. When substantial uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset is reduced by a valuation allowance.

Benefit Plans

The Company maintains a non-contributory defined benefit pension plan for substantially all of its domestic employees who meet certain age and length of service requirements. Net periodic pension expense is actuarially determined and includes service cost and interest cost components which reflect the long-term expected return on plan assets and the effect of deferring and amortizing actuarial gains and losses and the prior service costs. On an annual basis, we contribute at least the minimum funding requirement to the pension plan as determined by the actuary.

We also provide health insurance benefits to retired employees and life insurance benefits to retirees who retired prior to January 1, 1998. The estimated cost of retiree health insurance benefits is accrued during the employment period and a transition asset, recognized when the current accounting treatment for postretirement benefits was adopted, is being amortized over a 20 year period.

The Company sponsors a profit sharing plan (401(k) Plan) that is available to all domestic employees who meet certain age and length of service requirements. We match fund employee contributions 100% on the first $100 the employee contributes and 50% thereafter up to a maximum of 6% of an employee’s eligible yearly earnings. The Board of Directors may elect to make discretionary contributions to the 401(k) Plan.

The Company also maintains a Supplemental Executive Retirement Plan (SERP) to provide supplemental income and postretirement death benefits to certain key employees. The amount of benefits is based on the participant’s corporate title, functional responsibility and service as a member of the Board of Directors. Upon the later of a participant’s termination of employment or attainment of age 62, the participant will receive the vested portion of the supplemental retirement benefit, payable for the life of the participant, but for no more than 15 years. This supplemental plan has no assets.

Earnings Per Common Share

Basic earnings per share is calculated by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares of common stock and common stock equivalents, unless determined to be anti-dilutive. The following is a reconciliation of the weighted average common shares for basic and diluted per share calculations:

                                     2001       2000       1999
-------------------------------------------------------------------
Basic average common shares      28,470,953  28,348,699 28,463,825
Dilutive effect of stock options    437,532     102,485    552,100
-------------------------------------------------------------------
Dilutive average common share    28,908,485  28,451,184 29,015,925
-------------------------------------------------------------------

Stock options were not included in the 2001 per share calculation since inclusion would be anti-dilutive.

Exhibit Page 180

Foreign Currency Translation

The functional currency amounts of assets and liabilities of foreign entities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated using appropriate weighted-average exchange rates for the period. Functional currency to U.S. dollar translation gains and losses, net of related hedge transactions, are credited or charged directly to the accumulated other comprehensive income section of shareholders' equity.

Foreign Exchange Income

Open foreign currency trading and exchange positions, including spot and forward exchange contracts, are valued monthly; the resulting profits and losses are recorded in other noninterest income. The amount of net foreign exchange trading gains included in the accompanying Consolidated Statements of Operations is $4.3 million for 2001, $4.4 million for 2000 and $3.5 million for 1999.

Interest Rate and Foreign Currency Risk

The Company maintains a risk management policy that includes the use of derivative instruments. Use of these instruments is in accordance with a formal policy that is monitored by a committee that has delegated responsibility for the interest rate risk management function. These instruments are utilized to reduce unplanned fluctuations in earnings and equity caused by interest rate or foreign exchange fluctuations.

The derivative instruments that we use include interest rate swaps, futures contracts and options contracts that relate to the pricing of specific assets and liabilities. Interest rate swaps involve the exchange of fixed and variable interest rate payments based upon a notional principal amount and maturity date. Interest rate futures generally involve exchange-traded contracts to buy or sell U.S. Treasury bonds or notes in the future at specified prices. Interest options represent contracts that allow the owner the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period. Certain of these contracts grant the right to enter into interest rate swaps and cap and floor agreements with the writer of the option.

We also enter into foreign exchange derivative contracts, including foreign currency forward contracts, to manage our exchange risk associated with the translation of foreign currency into U.S. dollars.

We are exposed to credit and market risk as a result of our use of derivative instruments. If the fair value of the derivative contract is positive, the counterparty owes us and, hence, a repayment risk exists. If the fair value of the derivative contract is negative, we owe the counterparty and, therefore, there is no repayment risk. We minimize repayment risk by entering into transactions with financially stable counterparties that are specified by our policy and reviewed periodically by our credit committee. We require that derivative contracts be governed by an International Swap Dealers Association Master Agreement and, depending on the nature of the agreements, bilateral collateral arrangements also may be obtained. When we have multiple derivative transactions with the counterparty, the net mark-to-market exposure represents the netting of positive and negative exposures with the same counterparty. The net mark-to-market exposure with a counterparty is a measure of credit risk when there is a legally enforceable master netting agreement between us and the counterparty. We use master netting agreements with the majority of our counterparties.

Market risk is the adverse effect that a change in interest rates or comparative currency values has on the fair value of a financial instrument or expected cash flows. We manage the market risk associated with interest rate and foreign exchange hedge contracts by establishing formal policy limits concerning the types and degree of risk that may be undertaken. The Company's Treasury segment monitors compliance with this policy.

Accounting for Derivatives

All derivatives are recognized on the Consolidated Statements of Condition within other assets or other liabilities at fair value. When a derivative contract is entered into, we first determine whether or not it qualifies as a hedge. If it does, we designate the derivative as (1) a hedge of the fair value of a recognized asset or liability, (2) a hedge of actual or forecasted cash flows or (3) a hedge of a net investment in a foreign operation. Changes in the fair value of a derivative that is designated a fair value hedge and qualifies as a highly effective hedge, along with any gain or loss on the hedged asset or liability attributable to the hedged risk, are recorded in current period earnings. The effective portion of changes in fair value of a derivative that is designated a cash flow hedge and that qualifies as a highly effective hedge is recorded in Other Comprehensive Income until such time as periodic settlements on a variable rate hedged item are recorded in earnings. The ineffective portion of changes in fair value of cash-flow derivatives is recorded in current period earnings. Changes in the fair value of a derivative designated as a foreign currency hedge and that qualifies as a highly effective hedge, are either recorded in current earnings, Other Comprehensive Income, or both, depending on whether the transaction is a fair value hedge or a cash flow hedge. If a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in Other Comprehensive Income.

When entering into hedging transactions, we document the relationships between hedging instruments and hedged items, as well as the risk management objective and strategy. This process links all derivatives that are designated fair value, cash flow or foreign currency hedges to specific assets and liabilities on the Consolidated Statements of Condition or to forecasted transactions. We assess, both at inception and on an on-going basis, the effectiveness of all hedges in offsetting changes in fair values or cash flows of hedged items.

Exhibit Page 181

We discontinue hedge accounting prospectively when (1) the derivative is no longer effective in offsetting changes in fair values or cash flows of a hedged item, (2) the derivative matures or is sold, terminated or exercised, or (3) the derivative is de-designated as a hedge instrument.

When hedge accounting is discontinued because the derivative no longer qualifies as an effective fair value hedge, it will continue to be carried on the Consolidated Statements of Condition at its fair value and the hedged asset or liability will no longer be adjusted to reflect changes in fair value. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, we will continue to carry the derivative on the Consolidated Statements of Condition at its fair value and any gains or losses accumulated in Other Comprehensive Income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued, the derivative will be carried at fair value with changes in fair value recognized in income.

New Financial Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations." This standard requires that the Company account for future business combinations using the purchase method of accounting. It also requires that intangible assets resulting from a business combination be recognized as assets apart from goodwill if they can be identified and result from contractual or other legal rights. Two criteria, the contractual-legal criterion or the separability criterion must be met before separate recognition can occur. The Statement also requires disclosure of the primary reasons for the business combination and the allocation of the purchase price paid to assets acquired and the liabilities assumed by major balance sheet caption. SFAS No. 141 applies to all future combinations that the Company enters into.

SFAS No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001. This standard discontinues the amortization of intangible assets unless they have finite useful lives but requires that they be tested at least annually for impairment by comparing their fair values to their book values. This Statement also requires disclosure of the changes in the carrying amounts of goodwill from period to period, the carrying amount of intangible assets by major intangible asset class for those subject to and not subject to amortization, and the estimated intangible asset amortization expense for the next five years. This Statement will impact the Company beginning January 1, 2002.

At December 31, 2001, the Company has $6.7 million of unamortized goodwill. Yearly amortization of goodwill for the three year period ended December 31, 2001 was $645 thousand. The book value of intangible assets (other than goodwill), all of which will continue to be amortized, is $621 thousand at December 31, 2001.

SFAS No. 143, "Accounting for Asset Retirement Obligations," was also issued in June 2001. SFAS No. 143 addresses accounting and reporting for legal obligations and related costs associated with the retirement of long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have not determined the impact, if any, SFAS No. 143 will have on the Company.

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and is effective for the Company's 2002 fiscal year. This Statement retains existing requirements to recognize impairment only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure any impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 a) removes goodwill from its scope, b) allows for probability-weighted cash flow estimation techniques when measuring for impairment, c) requires that, for any asset to be abandoned, the depreciable life be adjusted and the cumulative impact of such change treated as an accounting change and d) an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spinoff if the carrying value of the asset exceeds its fair value. Adoption of this Statement is not expected to have a material impact on the Company.

NOTE 2. RESTRUCTURING AND OTHER CHARGES

In December 2001, the Company announced plans to upgrade its domestic technology systems and realign its technology infrastructure. As a result of these plans, approximately 100 technology, operations and other domestic employee positions will be eliminated during 2002. We accrued approximately $656 thousand of severance costs related to these positions which are included in restructuring expense in the 2001 Consolidated Statement of Operations.

Exhibit Page 182

We also announced plans to consolidate the operations of and de-emphasize commercial lending at Riggs Bank Europe Ltd. and, as a result, eliminate 25 officer, managerial, and clerical positions during 2002. Because of this, we accrued approximately $1.3 million of severance related costs and, in addition, have written down the carrying value of leasehold improvements by approximately $1.1 million. These charges are recorded as restructuring expense in the 2001 Consolidated Statement of Operations.

Restructuring expense in 2001 also includes approximately $1.3 million of charges related to lease termination and abandonment of two domestic branch facilities.

As of December 31, 2001, the Company has not made any payment related to any accrued restructuring costs.

We recorded additional charges in the fourth quarter of 2001 that are not restructuring expenses but also significantly impacted the operating results of the Company. These charges, which are included in other noninterest expense in the 2001 Consolidated Statement of Operations, are as follows:

•	We recorded an $8.4 million write-down on a long-term, non-cancelable contract due to cost overruns that cannot be passed on to subcontractors or other parties to the contract. This contract involves significant uncertainties and the recorded charge reflects the Company's best estimate of future revenues and costs.

•	We wrote down various assets associated with a long-term leased facility, primarily leaseholds, fair value adjustments and other deferred costs, by approximately $7.3 million. The Company renegotiated the lease and abandoned space that had been subleased. As a result, assets associated with the abandoned space were written down.

•	The Company wrote down various assets, principally capitalized technology and leasehold costs, at Riggs & Company International Ltd. by approximately $10.0 million. A comparison of the projected undiscounted cash flows of this business initiative based upon current and future business volume to the carrying amount of the assets indicated there was asset impairment. Therefore, the assets were written down to their estimated fair value, which was based upon the values of alternative technology solutions.

•	We have accrued a $500 thousand penalty to exit a domestic technology related contract.

The Company recorded a $3.6 million charge to terminate its obligations under an existing employment contract. This amount is included in salaries and wages in the 2001 Consolidated Statement of Operations and is payable in periodic installments. Any unpaid amount accrues interest at 7.0%.

In the fourth quarter of 2001, we established valuation reserves for approximately $5.9 million on deferred tax assets. Approximately $2.8 million of these assets are attributable to capital losses on venture capital investments and the remainder is attributable to losses at Riggs Bank Europe Ltd. These reserves were established since there is substantial uncertainty concerning the ultimate utilization of these assets. This charge is included in applicable income tax expense in the 2001 Consolidated Statement of Operations. See Notes 13, 15 and 17.

Exhibit Page 183

NOTE 3. SECURITIES

SECURITIES AVAILABLE FOR SALE
DECEMBER 31,

                                                             2001                                            2000
                                                     GROSS         GROSS                              GROSS        GROSS
                                      AMORTIZED   UNREALIZED    UNREALIZED   FAIR     AMORTIZED    UNREALIZED   UNREALIZED    FAIR
                                        COST         GAINS        LOSSES     VALUE      COST          GAINS       LOSSES     VALUE
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities             $  104,887      $  --        $  --   $  104,887  $  313,609   $  696     $ 5,188   $  309,117
Government Agencies Securities          952,085       2,154          680     953,559     375,388      234         786      374,836
Mortgage-Backed Securities              613,855       1,934        3,514     612,275     511,932      584       9,874      502,642
Other Securities                         47,917         --           --       47,917      53,378      --          --        53,378
===================================================================================================================================
Total Securities Available for Sale  $1,718,744      $4,088       $4,194  $1,718,638  $1,254,307   $1,514     $15,848   $1,239,973
===================================================================================================================================

Realized gains from the sale of securities totaled $14.3 million during the year and realized losses totaled $2.3 million, compared with realized gains of $364 thousand and realized losses of $37 thousand in 2000. At December 31, 2001, a $69 thousand unrealized loss, net of tax, was recorded in shareholders’ equity (included in accumulated other comprehensive income (loss)), compared to a $9.3 million unrealized loss, net of tax, in 2000. Securities available for sale pledged to secure deposits and other borrowings amounted to $1.22 billion at December 31, 2001, and $971.4 million at December 31, 2000. Approximately $11.3 million of the realized gain in 2001 is attributable to a single security.

The “Other Securities” category consists of Federal Home Loan Bank of Atlanta stock, Federal Reserve stock, and money market mutual funds. The FHLB-Atlanta and Federal Reserve stock are valued at cost which approximates fair value.

Securities pledged to collateralize repurchase agreements generally cannot be sold or repledged by the holder.

The maturity distribution of securities available for sale at December 31 follows:

                                                                     2001                                           2000
                                                           AMORTIZED         FAIR                        AMORTIZED          FAIR
                                                             COST            VALUE                         COST             VALUE
-----------------------------------------------------------------------------------------------------------------------------------
Within 1 year                                             $  730,429      $  730,422                     $  379,461      $  378,913
After 1 but within 5 years                                   344,138         345,619                        194,511         195,411
After 5 but within 10 years                                    7,201           7,261                         45,793          44,557
After 10 years                                               636,976         635,336                        634,542         621,092
-----------------------------------------------------------------------------------------------------------------------------------
Total Securities Available for Sale                       $1,718,744      $1,718,638                     $1,254,307      $1,239,973
===================================================================================================================================

Interest earned on securities available for sale for the years ended December 31 is as follows:

                                                                                      2001              2000             1999
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities                                                            $ 8,635           $17,328            $12,130
Government Agency Securities                                                         27,046            26,037             23,485
Mortgage-Backed Securities                                                           30,343            32,461             31,439
Other Securities                                                                      2,606             3,272              3,081
===================================================================================================================================
Total Securities Available for Sale                                                 $68,630           $79,098            $70,135
===================================================================================================================================

Exhibit Page 184

NOTE 4. LOANS AND RESERVE FOR LOAN LOSSES

The composition of the loan portfolio at year-end is as follows:

                                       2001             2000
---------------------------------------------------------------
Commercial and Financial           $  479,285      $  479,443
Commercial Real Estate                494,192         440,900
Residential Mortgage                1,112,409       1,168,243
Loans Held for Sale                     8,671          15,433
Home Equity                           297,637         335,825
Consumer                               64,888          68,010
Foreign                               415,841         437,825
---------------------------------------------------------------
Total Loans                         2,872,923       2,945,679
Net Deferred Loan Fees, Costs,
  Premiums and Discounts               (4,331)         (4,941)
Loans                              $2,868,592      $2,940,738
===============================================================

A summary of nonperforming and renegotiated loans, loans contractually past-due 90 days or more and potential problem loans at year-end follows:

                                          2001            2000
----------------------------------------------------------------
Nonaccrual Loans                        $ 1,373         $35,185
Renegotiated Loans                          529             853
Past-Due Loans                           13,315          11,119
Potential Problem Loans                     436           8,728
================================================================

An analysis of the changes in the reserve for loan losses follows:

                                                                                        2001              2000               1999
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1                                                                     $36,197         $41,455            $54,455
Provision for Loan Losses                                                                2,526          18,791              2,500

Loans Charged-Off                                                                       11,464          26,167             16,947
Less:Recoveries of Charged-Off Loans                                                     2,485           2,623              1,709
-----------------------------------------------------------------------------------------------------------------------------------
Net Charge-Offs                                                                          8,979          23,544             15,238

Foreign Exchange Translation Adjustments                                                  (204)           (505)              (262)
===================================================================================================================================
Balance, December 31                                                                   $29,540         $36,197            $41,455
===================================================================================================================================

At December 31, 2001, nonaccrual loans included $901 thousand of foreign loans, and renegotiated loans included $529 thousand of foreign loans. At December 31, 2000, nonaccrual loans included $957 thousand of foreign loans and renegotiated loans included $822 thousand of foreign loans.

During 2001, we sold, at par value, a $25.0 million loan previously classified as nonaccrual. As a result of this disposition and charge-offs of other previously classified assets, the nonperforming asset portfolio has been significantly reduced from the prior year-end and, thus, the reserve for loan losses has also been reduced.

Included in our nonaccrual and renegotiated loans are certain impaired loans. Impaired loans totaling $1.4 million at December 31, 2001, were comprised entirely of foreign loans. At December 31, 2000, domestic and foreign impaired loan balances were $32.7 million and $822 thousand, respectively. The 2001 average investments in impaired loans were $9.3 million in domestic loans and $3.2 million in foreign loans. For 2000, the average investments for domestic and foreign impaired loans were $36.5 million and $2.1 million, respectively.

All impaired loans had an allocated reserve for loan losses at December 31, 2001 and 2000. The allocated reserves on impaired loans were $617 thousand for 2001 and $7.8 million for 2000.

Cash payments received on impaired loans are generally applied to principal. The interest income that would have been earned in 2001 and 2000 if such loans had not been classified as impaired, was $820 thousand and $3.6 million, respectively. No interest was included in net interest income for impaired loans in either 2001 or 2000.

Exhibit Page 185

Geographically, our domestic loans are concentrated in the Washington, D.C., metropolitan area. Loans originated by our United Kingdom subsidiaries represent 64% of foreign loans and are predominantly to borrowers located in the United Kingdom.

At December 31, 2001, approximately $614.5 million or 21% of our loan portfolio consisted of loans secured by real estate, excluding single-family residential loans, of which approximately 80% and 20% were secured by properties located in the Washington, D.C., area and in the United Kingdom, respectively.

Approximately 49% of our loan portfolio is secured by the primary residence of the borrower at December 31, 2001 compared to 52% at December 31, 2000.

Two loans caused the majority of the charge-offs in 2000. An $11.0 million charge-off representing our total exposure to a borrower at our London operations was necessary because of the discovery of fraud in the borrower's operations. We also recorded a charge-off of $3.9 million in the sale of a domestic loan taken to limit the Company's exposure to the syndicated loan market.

NOTE 5. TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of banking business, loans are made to officers and directors of the Company and its affiliates as well as to their associates. In our opinion, these loans are underwritten consistent with standard banking practices and do not involve more than the normal risk of collectibility. At December 31, 2001 and 2000, loans to executive officers and directors of our company and its affiliates, including loans to their associates, totaled $115.5 million and $100.4 million, respectively. During 2001, loan additions were $145.1 million, loan repayments were $119.2 million, and other changes were $10.8 million. Other changes in loans to officers and directors during the year represent changes in the composition of our board of directors and executive officers. In addition to the transactions set forth above, our banking subsidiaries had $1.1 million in letters of credit outstanding at December 31, 2001 to related parties. There were no related party loans that were impaired, nonaccrual, past due, restructured or potential problems at December 31, 2001.

At December 31, 2001, we had a $41.5 million repurchase agreement with a related party. This customer is considered a related party since a senior member of the Company's Board of Directors is a member of the customer's Board.

In 2001, the Company, through two venture capital investment partnerships each in which it has a 99% interest, funded approximately $4.0 million in management fees to entities controlled by a director of the Company. These entities reimbursed the Bank approximately $2.0 million for rent, salaries and other services provided by the Bank to these entities during 2001 and incurred additional operating expenses with non-related parties. In December 2001, the Company reduced both its obligation to fund venture capital investments from $200 million to $130 million and its commitment to fund future operating costs in 2002 associated with the venture capital management entities from $4.0 million to $2.6 million. These venture capital partnerships also have an obligation to repay all management fees to the Company from proceeds generated from the partnerships, prior to any profits being accrued by the partnerships.

In 1999, the Company sold a corporate aircraft to two entities directly or indirectly controlled by an individual who is both a senior member of the Board of Directors and a significant shareholder of the Company. As a result of this transaction, the Company recorded a pretax gain of $3.8 million in 1999. In 2001 and 2000, the Company used this aircraft and paid $86 thousand and $130 thousand to the current owners for its use. The Company, through an agency, purchased advertising time on two television stations indirectly owned by this board member and shareholder in the amount of $185 thousand, $170 thousand and $477 thousand in 2001, 2000 and 1999, respectively. In addition, another entity indirectly controlled by this individual leases space in a Company-owned facility through 2007. Lease payments received were $397 thousand, $392 thousand and $376 thousand in 2001, 2000 and 1999, respectively, and we were also reimbursed $81 thousand, $73 thousand and $80 thousand in these same years for use of a sports entertainment suite.

The above transactions with related parties were approved by the Board of Directors and are at market terms.

Exhibit Page 186

NOTE 6. PREMISES AND EQUIPMENT

Investments in premises and equipment at year-end were as follows:

                                        2001            2000
---------------------------------------------------------------
Premises and Land                     $ 189,343     $ 185,673
Furniture and Equipment                 114,901       111,812
Leasehold Improvements                   41,459        49,419
Purchased Software                       41,313        33,809
Accumulated Depreciation
  and Amortization                     (189,998)     (165,786)
===============================================================
Total Premises and
  Equipment, Net                      $ 197,018     $ 214,927
===============================================================

Depreciation and amortization expense amounted to $18.9 million in 2001, $18.1 million in 2000 and $15.9 million in 1999. These amounts are included in occupancy expense and furniture, equipment and software expense in the Consolidated Statements of Operations.

At December 31, 2001, we are committed to the following future minimum lease payments under non-cancelable operating lease agreements covering equipment and premises. These commitments expire intermittently through 2018 as follows:

                                                  MINIMUM
                                               LEASE PAYMENTS
-------------------------------------------------------------
2002                                              $ 7,510
2003                                                6,802
2004                                                5,639
2005                                                4,048
2006                                                3,304
2007 and thereafter                                13,750
=============================================================
Total Minimum Lease Payments                      $41,053
=============================================================

Total minimum operating lease payments included in the preceding table have not been reduced by future minimum payments from sublease rental agreements that expire intermittently through 2011. Minimum sublease rental income for 2002 is expected to be approximately $1.3 million. Rental expense for all operating leases (cancelable and non-cancelable), less rental income on these properties, consisted of the following:

                                    2001      2000      1999
---------------------------------------------------------------
Rental Expense                    $ 9,439    $9,501    $8,862
Rental Income                      (1,007)     (666)      (61)
===============================================================
Net Rental Expense                $ 8,432    $8,835    $8,801
===============================================================

In the normal course of business, we also lease space in buildings we own. This rental income amounted to $2.3 million in 2001, 2000 and 1999 and it is accounted for as a credit to occupancy expense. For 2002 minimum lease commitments from buildings owned should total approximately $2.2 million, compared with $2.1 million in 2001.

As discussed in Note 2 of the Notes to the Consolidated Financial Statements, in 2001 the Company incurred various restructuring and other charges, some of which caused write-downs of certain premises and equipment assets.

During 1999, we recorded a gain on sale of a corporate aircraft of $3.8 million, reflected in other noninterest income in the Consolidated Statements of Operations.

NOTE 7. TIME DEPOSITS,
$100 THOUSAND OR MORE

The aggregate amount of time deposits in domestic offices, each with a minimum denomination of $100 thousand, was $828.7 million and $485.6 million at December 31, 2001 and 2000, respectively. About 90% of time deposits in foreign offices were in denominations of $100 thousand or more.

Total time deposits at December 31, 2001, had the following scheduled maturities:

2002                                         $1,532,547
2003                                             28,111
2004                                             14,299
2005                                              9,599
2006                                              7,406
2007 and thereafter                               7,176
--------------------------------------------------------
Total                                        $1,599,138
========================================================

Exhibit Page 187

NOTE 8. BORROWINGS

Short-Term Borrowings

Short-term borrowings consist of the following at December 31:

                                                                                                          2001             2000
----------------------------------------------------------------------------------------------------------------------------------
Federal Funds Purchased                                                                                $  5,650          $  8,600
Repurchase Agreements                                                                                   579,056           563,337
Other Short-Term Borrowings                                                                              11,914            10,895
----------------------------------------------------------------------------------------------------------------------------------
Total Short-Term Borrowings                                                                            $596,620          $582,832
==================================================================================================================================

Additional information regarding short-term borrowings is as follows:

                                                                2001                          2000                         1999
----------------------------------------------------------------------------------------------------------------------------------
Average Outstanding                                           $493,282                       $599,741                    $549,908
Maximum Outstanding at any Month-End                           596,620                        979,271                     851,079
Weighted-Average Rate Paid 1                                      3.53%                          5.58%                       4.51%
Year-End Rate                                                     1.14                           5.77                        4.94
==================================================================================================================================

1Average amounts are based on daily balances. Average rates are computed by dividing actual interest expense by average amounts outstanding.

Unused lines of credit totaled approximately $1.32 billion and $1.34 billion at December 31, 2001 and 2000, respectively. Approximately $800.0 million was secured by a blanket lien agreement with the Federal Home Loan Bank of Atlanta in both years. At December 31, 2001 and 2000, $165.3 million and $185.3 million was secured by commercial loans. Substantially all of the remaining balance of unused lines of credit at December 31, 2001 and 2000 was unsecured.

Long-Term Debt

Long-term debt at December 31, 2001 and 2000 consists of $66.5 million, 9.65% fixed rate, subordinated debentures due in 2009. These debentures cannot be called. These obligations qualify as Tier II capital for regulatory purposes. Issuance costs related to this debt are being amortized over the life of the debentures as a component of interest expense, making the effective cost of this debt 9.73%.

In July 1999, we redeemed $125.0 million of 8.5% Subordinated Notes due in 2006 at a price of 104.25%. This premium and the remaining unamortized issuance costs of $2.5 million are reflected in the 1999 Consolidated Statement of Operations as an extraordinary loss of $5.1 million, net of taxes.

NOTE 9. COMMITMENTS AND CONTINGENCIES

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

Commitments to extend credit and letters of credit outstanding at December 31 are as follows:

                                           2001         2000
----------------------------------------------------------------
Commitment to extend credit              $942,556    $1,009,025

Letters of credit                         158,406       153,112

The above commitment amounts are not reflected in the Consolidated Statements of Condition and many of the commitments will expire without being drawn upon. Such commitments are issued only upon careful evaluation of the financial condition of the customer.

The Company is also committed to fund venture capital investments in the amounts of $23.2 million and $22.6 million at December 31, 2001 and 2000, respectively.

Exhibit Page 188

The Company has a contract with a vendor for management of its computer and telecommunications functions. The expense related to this contract was $13.6 million, $13.6 million, and $13.5 million for 2001, 2000 and 1999, respectively. In addition, the Company has noncontractual expenditures with this vendor. The Company has elected to terminate this contract and has accrued an exit penalty as described in Note 2.

The Company has change of control agreements with 16 executive officers. The maximum amount payable under these agreements is approximately $8.3 million at December 31, 2001. The Company also has employment contracts with 3 individuals. The longest of these contracts expires on March 31, 2006. At December 31, 2001, the aggregate commitment for payment under these contracts is approximately $2.1 million.

In the normal course of business we are involved in various types of litigation and disputes which may lead to litigation. The Company, based upon an assessment of the facts and circumstances of actual, threatened and unasserted legal actions, and, when deemed necessary, after consultation with outside counsel, has determined that pending legal actions will not have a material impact on its financial condition or future operations. Losses involving actual, threatened and unasserted legal actions are reflected in the financial statements when it is determined a loss is probable and the amount of such loss can be reasonably estimated.

NOTE 10. REGULATORY REQUIREMENTS

The Company and its subsidiaries, including the Bank, are subject to various regulatory restrictions including:

•	The Bank must maintain non-interest earning reserves with the Federal Reserve against its deposits and Eurocurrrency liabilities. The average of such reserves was $24.9 million in 2001 and $17.5 million in 2000.

•	There are limitations on the amount of loans or advances that any bank, including Riggs Bank National Association, can make to the Company and any non-Bank subsidiaries or affiliates. In addition, such loans and advances must be secured by collateral.

•	Regulations impose limitations on dividends that the Bank can pay to the Company. Generally, such dividends are limited to the earnings of the Bank for the current and prior two years less any dividend payments during the same period. However, dividends payable by the Bank and its subsidiaries are further limited by requirements for the maintenance of adequate capital.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that could have a material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Exhibit Page 189

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions’ categories.

                                                                                     MINIMUM                     TO BE WELL
                                                                                  REQUIREMENTS                CAPITALIZED UNDER
                                                                                   FOR CAPITAL                PROMPT CORRECTIVE
(Dollar Amounts In Millions)                              ACTUAL                ADEQUACY PURPOSES             ACTION PROVISIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                                   AMOUNT         RATIO       AMOUNT          RATIO         AMOUNT          RATIO
-----------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2001
Total Capital (to Risk-Weighted Assets):
Consolidated                                        $802          24.34%       $264            8.0%          $329           10.0%
Riggs Bank                                           472          15.01         251            8.0            314           10.0
Tier I Capital (to Risk-Weighted Assets):
Consolidated                                         477          14.47         132            4.0            198            6.0
Riggs Bank                                           442          14.07         126            4.0            188            6.0
Tier I Leverage (to Average Assets):
Consolidated                                         477           8.15         234            4.0            292            5.0
Riggs Bank                                           442           8.03         220            4.0            275            5.0

AS OF DECEMBER 31, 2000
Total Capital (to Risk-Weighted Assets):
Consolidated                                        $837          25.87%       $259            8.0%          $324           10.0%
Riggs Bank                                           463          15.18         244            8.0            305           10.0
Tier I Capital (to Risk-Weighted Assets):
Consolidated                                         515          15.92         129            4.0            194            6.0
Riggs Bank                                           427          13.99         122            4.0            183            6.0
Tier I Leverage (to Average Assets):
Consolidated                                         515           9.47         218            4.0            272            5.0
Riggs Bank                                           427           8.44         202            4.0            253            5.0

Exhibit Page 190

NOTE 11. GUARANTEED
PREFERRED BENEFICIAL
INTERESTS IN JUNIOR
SUBORDINATED DEFERRABLE
INTEREST DEBENTURES

The Company owns two business trusts, Riggs Capital and Riggs Capital II, each of which has issued preferred securities. The trusts have used the proceeds from the issuance of the preferred securities to purchase Company subordinated debentures with comparable interest and repayment terms as the preferred securities. The following summarizes the terms of the trust preferred securities:

                               Series A             Series C
--------------------------------------------------------------
Amount Outstanding         $150.0 million       $200.0 million
Rate                               8.625%               8.875%
Liquidation Preference       $1,000/share         $1,000/share
Earliest Redemption              12/31/06              3/15/07
Maturity                         12/31/26              3/15/27
Dividends                     semi-annual          semi-annual

Dividends on each trust preferred security issue are cumulative and deferrable for a period not to exceed five years.

The trust preferred securities are accounted for as a minority interest. Dividends on trust preferred securities are reflected in the Consolidated Statements of Operations in minority interest in income of subsidiaries, net of taxes.

The trust preferred securities, with certain limitations, qualify for Tier I Capital.

NOTE 12. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each major class of financial instrument for which it is practicable to estimate that value:

Cash and Short-Term Investments

For short-term investments that reprice or mature within 90 days, the carrying amounts are a reasonable estimate of fair value.

Securities

Fair values are generally based on quoted market prices or other independent sources. Federal Reserve and Federal Home Loan Bank-Atlanta stock are included at carrying value which approximates fair value.

Venture Capital Investments

Fair values are based on quoted market prices when available. If a quoted market price is not available, information and techniques that estimate the fair value are utilized as described in Note 1.

Loans

The fair values of loans are estimated by discounting the expected future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For short-term loans, defined as those maturing or repricing in 90 days or less, we believe the carrying amounts are a reasonable estimate of fair value. Criticized loans that are predominantly collateral-dependent are valued at carrying values, net of related reserves.

Deposit Liabilities

The fair values of demand deposit, savings and NOW accounts and money market deposit accounts are the amounts payable at the reporting date. The fair values of investment and negotiable certificates of deposit, and foreign time deposits with a repricing or maturity date extending beyond 90 days, are estimated using discounted cash flows at the rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings

For short-term liabilities, defined as those repricing or maturing in 90 days or less, the carrying amounts are a reasonable estimate of fair value.

Long-Term Debt

For our long-term debt, fair values are based on dealer quotes.

Derivative Instruments

Financial derivatives, including foreign exchange contracts and interest rate swaps, are carried at fair value, determined by reference to independent sources.

Commitments to Extend Credit and Other Off-Balance Sheet Financial Instruments

The fair values of loan commitments and letters of credit, both standby and commercial, are assumed to equal their carrying values, which are immaterial. Extensions of credit under these commitments, if exercised, would result in loans priced at market terms.

Changes in interest rates, assumptions or estimation methodologies may have a material effect on these estimated fair values. As a result, our ability to actually realize these derived values cannot be assured. Reasonable comparability between financial institutions may not be likely because of the wide range of permitted valuation techniques and numerous estimates that must be made. In addition, the estimated fair values exclude non-financial assets, such as premises and equipment, and certain intangibles. Thus, the aggregate fair values presented do not represent the value of the Company.

Exhibit Page 191

Estimated Fair Values of Financial Instruments

The estimated fair values of our financial instruments are as follows:

                                                                            DECEMBER 31, 2001               DECEMBER 31, 2000
                                                                         CARRYING          FAIR         CARRYING           FAIR
                                                                          AMOUNT          VALUE          AMOUNT            VALUE
-----------------------------------------------------------------------------------------------------------------------------------
Financial Assets:
Cash and Due From Banks                                                $  179,743     $  179,743      $  156,075      $  156,075
Federal Funds Sold and Reverse Repurchase Agreements                      629,000        629,000         395,000         395,000
Time Deposits with Other Banks                                            289,464        289,464         365,901         365,901
Securities Available for Sale                                           1,718,638      1,718,638       1,239,973       1,239,973
Venture Capital Investments                                                56,320         56,320          83,734          83,734
Total Net Loans                                                         2,839,052      2,923,760       2,904,541       2,950,443

Financial Liabilities:
Deposits                                                                4,522,283      4,525,833       4,075,977       4,076,136
Short-Term Borrowings                                                     596,620        596,620         582,832         582,832
Long-Term Debt                                                             66,525         64,516          66,525          66,660

Derivative Instruments                                                    (5,038)        (5,038)         (2,155)         (3,936)
Off-Balance Sheet Commitments-
  Asset (Liability):
Commitments to Extend Credit                                           $     --       $     --        $     --        $     --
Letters of Credit                                                            --             --              --              --
Venture Capital Commitments                                                  --             --              --              --
===================================================================================================================================

NOTE 13. INCOME TAXES

Deferred income taxes are recorded using enacted tax laws and rates for the years in which taxes are expected to be paid. In addition, deferred tax assets are recognized for tax loss and tax credit carryforwards, to the extent that realization of such assets is more likely than not.

Income before taxes, minority interest, and extraordinary loss relating to the operations of domestic offices and foreign offices are as follows:

                                2001        2000          1999
-----------------------------------------------------------------
Domestic Offices              $15,026     $71,419        $76,963
Foreign Offices                (7,468)     (5,177)         6,859
=================================================================
Total                         $ 7,558     $66,242        $83,822
=================================================================

The current and deferred portions of the income tax provision were as follows:

                                2001         2000         1999
----------------------------------------------------------------
Current Provision
 (Benefit):
  Federal                     $(2,093)     $ 4,459      $ 9,675
  State                           297          577       (2,965)
  Foreign                         --           --          (222)
----------------------------------------------------------------
Total Current
 Provision (Benefit)           (1,796)       5,036        6,488
Deferred Provision
 (Benefit):
  Federal                      13,784       19,303       15,303
  State                          (913)         714        2,852
  Foreign                         --           --         2,310
----------------------------------------------------------------
Total Deferred
 Provision                     12,871       20,017       20,465
================================================================
Provision for Income
 Tax Expense                  $11,075      $25,053      $26,953
================================================================

Exhibit Page 192

The income tax benefit recorded in equity reflecting the deduction triggered by employee stock option exercises was $151 thousand, $74 thousand and $166 thousand for 2001, 2000 and 1999, respectively.

At December 31, 2001, and 2000, we maintained a valuation allowance of approximately $8.5 million and $2.0 million respectively, as a result of uncertainty related to the utilization of deferred tax amounts generated by foreign subsidiaries.

In addition, we established a valuation reserve of approximately $2.8 million during 2001 attributable to capital losses on venture capital investments. The Company has concluded that it is more likely than not that the remaining deferred tax assets which are attributable to losses from venture capital operations will be realized through capital gains generated by its venture capital operations or through capital gains generated elsewhere within the Company.

Reconciliation of Statutory Tax Rates to Effective Tax Rates:

                                2001        2000       1999
---------------------------------------------------------------
Income Tax Computed at
Federal Statutory Rate of
35% for 2001, 2000
and 1999                      $ 2,645     $23,185    $29,338

Add (Deduct):
State Tax, Net of
  Federal Tax Benefit            (400)        839        (73)
Tax-Exempt Loan
  Interest                     (1,760)     (2,950)    (2,465)
Increase of Valuation
  Allowance                     9,334       1,121         --
Other, Net                      1,256       2,858        153
---------------------------------------------------------------
Provision for Income
  Tax Expense                 $11,075     $25,053    $26,953
===============================================================
Effective Tax Rate              146.5%      37.8%     32.2%
===============================================================

The net deferred tax liability is included in other liabilities in the Consolidated Statements of Condition. We believe that it is more likely than not that deferred tax assets will be realized, except in cases when valuation allowances have been established against these assets. The components of income tax liabilities (assets) that result from temporary differences in the recognition of revenue and expenses for income tax and financial reporting purposes at December 31, 2001, and 2000 are detailed in the table below:

Sources of Temporary Differences Resulting in Deferred Tax Liabilities (Assets):

                                          2001            2000
----------------------------------------------------------------
Excess Tax Over Book
  Depreciation - Domestic               $ 8,070        $ 6,179
Pension Plan and Post-Retirement         11,632          4,970
Discount Accretion, Net
  of Securities Gains                       329            298
RREIC Dividend Deferral                  28,621         14,392
Other, Net - Domestic                     3,219          2,997
Other, Net - Foreign                        213            475
----------------------------------------------------------------
Total Deferred Tax Liabilities           52,084         29,311

Unrealized Venture Capital Gains         (7,705)         4,115
Excess Tax Over Book
  Depreciation - Foreign                 (1,704)        (1,784)
Allowance for Loan Losses - Domestic     (7,686)       (10,559)
Allowance for Loan Losses - Foreign      (2,164)        (1,710)
Accrual to Cash Basis Conversion         (6,933)           375
Charitable Contribution Carryforward       (325)           --
Net Operating Loss
 Carryforward-Foreign                    (4,413)        (2,118)
Capitalized Costs                        (1,192)          (748)
Unrealized Securities Gains
  and Losses                                (37)        (5,017)
Unrealized Hedging Gains
  and Losses                             (1,201)           --
Other, Net - Domestic                    (2,279)        (3,690)
Other, Net - Foreign                       (481)           --
----------------------------------------------------------------
Total Deferred Tax Assets               (36,120)       (21,136)

Valuation Allowance                      11,339          2,005
================================================================
Net Deferred Tax Liability              $27,303        $10,180

Exhibit Page 193

NOTE 14. BENEFIT PLANS

Pension Plans

Riggs National Corporation

Under our non-contributory defined benefit pension plan, available to substantially all domestic employees who qualify with respect to age and length of service, benefits are normally based on years of service and the average of the highest base annual salary for a consecutive five-year period prior to retirement.

Our funding policy is to contribute an amount at least equal to the minimum required contribution under the Employee Retirement Income Security Act.

The assets of our pension plan consist of an Immediate Participation Guarantee contract with a life insurance company and funds held in trust by our company. The monies held in trust are invested primarily in fixed-income and equity pooled funds. Over the past two pension plan years, approximately 19% to 29% of plan assets were invested in the Riggs Funds, mutual funds, which are an affiliate of the Company.

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

Health and Insurance Benefits

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

Similar benefits for active employees are provided through an insurance company and several health maintenance organizations. We recognize the cost of providing those benefits by expensing the annual insurance premiums, which were $4.8 million in 2001, $4.9 million in 2000, and $4.5 million in 1999.

We account for postretirement benefits under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions.” SFAS No. 106 requires accrual of the expected cost of benefits during the years that the employee renders the necessary service. Adoption of SFAS No. 106 in 1993 resulted in an accumulated transition obligation of $13.0 million, which we elected to recognize over a 20-year period. We incurred $2.0 million in 2001 for postretirement health and life insurance expenses, which included $357 thousand relating to the amortization of the transition obligation. This compares to $1.5 million in health and life insurance expenses for 2000 and $1.7 million for 1999, with transition obligation amortization of $357 thousand in each of those years.

CHANGE IN PENSION BENEFIT OBLIGATION

                                                          RIGGS NATIONAL CORPORATION                RIGGS BANK EUROPE LIMITED
------------------------------------------------------------------------------------------------------------------------------
                                                           2001               2000                    2001            2000
------------------------------------------------------------------------------------------------------------------------------
Benefit Obligation at Beginning of Year                   $81,778         $ 79,764                  $5,361          $5,528
Service Cost                                                1,433              998                     --              --
Interest Cost                                               5,886            5,563                     298             288
Actuarial Loss (Gain)                                      15,056            7,576                    (725)            (57)
Benefits and Expenses Paid                                 (7,224)         (12,123)                    --              --
Other 1                                                       --              --                      (141)           (398)
------------------------------------------------------------------------------------------------------------------------------
Benefit Obligation at End of Year                         $96,929         $ 81,778                  $4,793          $5,361
==============================================================================================================================

1Represents Foreign Exchange Translation Adjustments

Exhibit Page 194

CHANGE IN PLAN ASSETS

                                                      RIGGS NATIONAL CORPORATION                RIGGS BANK EUROPE LIMITED
-----------------------------------------------------------------------------------------------------------------------------------
                                                           2001              2000                    2001             2000
-----------------------------------------------------------------------------------------------------------------------------------
Fair Value of Plan Assets at
 Beginning of Year                                       $82,045          $ 84,593                 $6,889           $7,816
Actual Return on Plan Assets                              (2,876)            9,575                   (605)             187
Employer Contributions                                    22,750              --                      --               --
Plan Participants' Contribution                              --               --                     (650)            (533)
Benefits and Expenses Paid                                (7,224)          (12,123)                    --              --
Other 1                                                      --               --                     (193)            (581)
-----------------------------------------------------------------------------------------------------------------------------------
Fair Value of Plan Assets at End of Year                 $94,695          $ 82,045                 $5,441           $6,889
-----------------------------------------------------------------------------------------------------------------------------------
Funded Status                                            $(2,234)         $    267                 $  648           $1,528
Unrecognized Net Actuarial Loss (Gain)                    42,582            19,756                     80             (265)
Unrecognized Prior Service Cost                             (382)             (494)                    --              --
===================================================================================================================================
Prepaid Pension Cost                                     $39,966          $ 19,529                 $  728           $1,263
===================================================================================================================================

1Represents Foreign Exchange Translation Adjustments

WEIGHTED-AVERAGE ASSUMPTIONS
AS OF DECEMBER 31,

                                                          RIGGS NATIONAL CORPORATION                RIGGS BANK EUROPE LIMITED
---------------------------------------------------------------------------------------------------------------------------------
                                                           2001        2000       1999              2001        2000       1999
---------------------------------------------------------------------------------------------------------------------------------
Discount Rate                                               7.25%      7.50%      8.00%             5.75%     5.75%       5.75%
Expected Return on Plan Assets                              8.00       8.00       8.00              5.75      5.75        5.75
Rate of Compensation Increase                               5.25       5.00       4.00               N/A       N/A         N/A

COMPONENTS OF NET
PERIODIC PENSION COST

                                                           2001        2000       1999              2001        2000       1999
---------------------------------------------------------------------------------------------------------------------------------
Service Cost                                               $1,433    $   998    $   742             $549      $ 533     $   484
Interest Cost                                               5,886      5,563      5,282              298        288         238
Expected Return on Plan Assets                             (6,300)    (6,510)    (7,711)            (364)      (391)       (393)
Amortization of Transition Amount                             --         --         --               --          --        (142)
Amortization of Prior Service Cost                           (112)      (112)      (112)             101         --         --
Recognized Net Actuarial Loss (Gain)                        1,405        --         289              (85)       (86)       (103)
Settlements                                                   --         --         --               --          --        (107)
Other 1                                                       --         --         --                 5         22           4
==================================================================================================================================
Net Periodic (Benefit) Cost                                $2,312    $   (61)   $(1,510)            $504      $ 366     $   (19)
==================================================================================================================================

1Represents Foreign Exchange Translation Adjustments

Exhibit Page 195

The funded status of the postretirement projected benefit obligation is as follows:

                                   RIGGS NATIONAL CORPORATION
--------------------------------------------------------------
                                      2001            2000
--------------------------------------------------------------
Benefit Obligation at Beginning
 of Year                            $14,818        $ 10,928
Service Cost                            437             343
Interest Cost                         1,141           1,021
Actuarial Loss                        5,102           3,919
Benefits Paid                        (1,216)         (1,393)
--------------------------------------------------------------
Benefit Obligation at
 End of Year                        $20,282        $ 14,818
--------------------------------------------------------------
Unrecognized Net Actuarial Loss     $(8,911)       $ (4,236)
Unrecognized Prior Service Cost         --              348
Unrecognized Transition
 Obligation                          (3,924)         (4,281)
==============================================================
Accrued Postretirement
 Benefit Cost                       $ 7,447        $  6,649
==============================================================

The net periodic costs for postretirement health and life insurance benefits are as follows:

                                    RIGGS NATIONAL CORPORATION
----------------------------------------------------------------
                                       2001      2000      1999
----------------------------------------------------------------
Service Cost                          $  437   $  343   $  624
Interest Cost                          1,141    1,021      847
Amortization of Transition
 Amount                                  357      357      357
Amortization of Prior Service
 Costs                                  (348)    (348)    (348)
Recognized Net Actuarial Loss            427      168      185
================================================================
Net Periodic Cost                     $2,014   $1,541   $1,665
================================================================

The assumed health care cost trend rate averaged 9.50% for 2001, gradually decreasing to 4.50% by the year 2011 and remaining constant thereafter. An average rate of 10.00% was used in 2000. A discount rate of 7.25% was used at December 31, 2001 and a rate of 7.50% was used at December 31, 2000 to determine the projected postretirement benefit obligation. Increasing the assumed health care cost trend rate by one percentage point would increase the net periodic postretirement benefit cost for 2001 by $215 thousand and increase the accumulated postretirement benefit obligation at December 31, 2001, by $2.7 million. Decreasing the assumed health care cost trend rate by one percentage point would decrease the net periodic postretirement benefit cost for 2001 by $182 thousand and decrease the accumulated postretirement benefit obligation at December 31, 2001, by $2.3 million.

Stock Option Plans

The Board of Directors and shareholders of the Company approved stock option plans in 1993, 1994, and 1996 under which options to purchase shares of common stock may be granted to key employees. The exercise price cannot be less than the fair market value of the common stock at the date of grant. For options under these plans, the vesting periods have ranged from zero to three years. All stock options have a life of 10 years. The total number of shares of common stock reserved for issuance upon exercise of options granted is 1,250,000, 1,250,000 and 9,000,000 for the 1993, 1994 and 1996 Plans, respectively. Unless previously terminated by the Board of Directors, the 1993, 1994 and 1996 Plans will terminate on March 10, 2003, February 9, 2004 and May 15, 2006, respectively.

A summary of the stock option activity under the 1993, 1994 and 1996 Plans follows:

                                                   WEIGHTED-
                                       STOCK        AVERAGE
                                      OPTIONS   EXERCISE PRICE
--------------------------------------------------------------
Outstanding at December 31, 1998     4,858,300      $19.28
Granted                              1,595,750       19.50
Exercised                               60,150       11.04
Terminated                             179,082       23.66
==============================================================
Outstanding at December 31, 1999     6,214,818      $19.29
Granted                                402,550       13.17
Exercised                               83,000       10.57
Terminated                             279,414       20.14
==============================================================
Outstanding at December 31, 2000     6,254,954      $18.97
Granted                              1,315,625       15.36
Exercised                               84,218       10.38
Terminated                           1,464,188       29.00
==============================================================
Outstanding at December 31, 2001     6,022,173      $15.86
==============================================================

Members of the Board of Directors of the Company are eligible to participate in the 1997 Non-employee Directors Stock Option Plan (“the 1997 Plan”). Under the 1997 Plan, options to purchase up to 600,000 shares of common stock may be granted to non-employee directors of the Company or a subsidiary. The exercise price cannot be less than the fair market value of the common stock at the date of grant, with vesting occurring at the date of grant. Unless previously terminated by the Board of Directors, the 1997 Plan will terminate on July 8, 2007.

Exhibit Page 196

A summary of the stock option activity under the 1997 Plan follows:

                                                    WEIGHTED-
                                         STOCK       AVERAGE
                                        OPTIONS  EXERCISE PRICE
---------------------------------------------------------------
Outstanding at December 31, 1998       265,000       $20.50
Granted                                 57,500        17.56
Exercised                                 --           --
Terminated                                --           --
===============================================================
Outstanding at December 31, 1999       322,500       $19.98
Granted                                 57,500        13.51
Exercised                                 --           --
Terminated                               5,000        17.56
===============================================================
Outstanding at December 31, 2000       375,000       $19.02
Granted                                 40,000        17.00
Exercised                                7,500        13.13
Terminated                                --           --
===============================================================
Outstanding at December 31, 2001       407,500       $18.98
===============================================================

We account for our stock option plans under Accounting Principles Board Opinion No. 25, and are providing the fair value-based disclosures required on a proforma basis (see Note 1, Summary of Significant Accounting Policies). Accordingly, the stated net income and earnings per share in the Consolidated Statements of Operations, in addition to the proforma net income and earnings per share reflecting the compensation costs for stock options granted in 2001, 2000 and 1999, are disclosed in the following table:

                               2001         2000        1999
--------------------------------------------------------------
Net Income (Loss):
  As Reported                $(23,377)    $21,601    $31,594
  Proforma                    (26,417)     18,735     23,285
Earnings (Loss) Per Share:
  As Reported - Basic        $  (0.82)    $  0.76    $  1.11
  As Reported - Diluted         (0.82)       0.76       1.09

  Proforma - Basic           $  (0.93)    $  0.66    $  0.82
  Proforma - Diluted            (0.93)       0.66       0.80
Weighted-Average Fair
  Value of Options
  Granted                    $   7.21     $  5.11    $  8.65
Weighted-Average
  Assumptions:
  Expected Lives (Years)         9.00        9.00       9.94
  Risk-Free Interest Rate        5.32%       5.16%      6.48%
  Expected Volatility           37.27%      37.37%     29.30%
  Expected Dividends
   (Annual Per Share)        $    .20     $  0.20    $  0.20
==============================================================

Exhibit Page 197

We did not record any compensation costs in 2001, 2000 or 1999 relating to our stock option plans. In addition, no significant modifications to the plans were made during the periods. The fair values of the stock options outstanding are used to determine the proforma impact of the options to compensation expense. Net income and earnings per share were based on the Black-Scholes option pricing model for each grant made, using the key assumptions detailed above.

At December 31, 2001, additional weighted-average details for all stock options outstanding follow:

                                                                                                             VESTED OPTIONS
----------------------------------------------------------------------------------------------------------------------------------
RANGE OF                     STOCK OPTIONS        WEIGHTED-AVERAGE                              STOCK OPTIONS
EXERCISE                      OUTSTANDING       REMAINING CONTRACTUAL    WEIGHTED-AVERAGE        OUTSTANDING      WEIGHTED-AVERAGE
PRICE                    AT DECEMBER 31, 2001       LIFE (YEARS)          EXERCISE PRICE    AT DECEMBER 31, 2001   EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------------------------
$ 9.00 to $12.38               2,171,550                2.8                   $11.43              2,164,900            $11.43
$12.39 to $17.56               1,724,845                7.9                    15.04                877,662             15.20
$17.57 to $21.00               2,271,278                5.8                    19.85              2,107,701             19.87
$21.01 to $25.88                  70,000                5.3                    24.94                 70,000             24.94
$25.89 to $30.38                 192,000                5.5                    29.24                184,000             29.20
==================================================================================================================================
Total                          6,429,673                5.3                   $16.05              5,404,263            $16.12
==================================================================================================================================

Other Benefit Plans

We have a Supplemental Executive Retirement Plan to provide supplemental retirement income and preretirement death benefits to certain key employees. The amount of benefits is based on the participant's corporate title, functional responsibility and service as a member of the Board of Directors. Upon the later of a participant's termination of employment or attainment of age 62, the participant will receive the vested portion of the supplemental retirement benefit, payable for the life of the participant, but for no more than 15 years. At December 31, 2001, we had a $2.7 million pension benefit obligation for this supplemental plan, compared with $2.7 million at year-end 2000. Accrued pension costs were $3.1 million at year-end 2001 and $2.9 million at year-end 2000. This supplemental plan has no assets and incurred $298 thousand in net periodic costs in 2001, compared with $326 thousand and $433 thousand for 2000 and 1999, respectively.

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code, that is available to substantially all employees (the "401(k) Plan"). The Board of Directors also approved a matching program for the 401(k) Plan in 1996, equating to 100% of the first one-hundred dollars contributed and 50% on the balance of contributions made thereafter, up to 6% of the employee's eligible earnings. An expense of $1.1 million in 2001 related to the Company's match of employees' 401(k) Plan contributions is included in noninterest expense in the Consolidated Statement of Operations. The comparable expense in 2000 and 1999 was $1.2 million and $1.1 million, respectively.

We have a deferred compensation plan to allow non-employee directors to defer directors' fees. Under the plan, non-employee directors may elect to defer fees and have the deferred amounts treated as having been invested in cash, shares of our Common Stock, or a combination of cash and stock.

Exhibit Page 198

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

FOREIGN CONSOLIDATED STATEMENTS OF CONDITION
DECEMBER 31,

                                                                                       2001               2000               1999
----------------------------------------------------------------------------------------------------------------------------------
Assets
Deposits with Banks in Foreign Countries:
  Interest-Bearing                                                                   $  207,914        $  279,601       $  350,978
  Other                                                                                  13,618             7,734            9,343
----------------------------------------------------------------------------------------------------------------------------------
Total Deposits with Banks in Foreign Countries                                          221,532           287,335          360,321

Loans to Foreign Customers:
  Governments and Official Institutions                                                  93,525            69,119           67,554
  Banks and Financial Institutions                                                        1,531             1,717            2,730
  Commercial and Industrial and Commercial Property                                     277,024           321,850          388,182
  Other                                                                                  36,717            37,086           51,607
-----------------------------------------------------------------------------------------------------------------------------------
Total Loans, Net of Unearned Discount                                                   408,797           429,772          510,073
Less:  Reserve for Loan Losses                                                           11,651             9,449            8,732
-----------------------------------------------------------------------------------------------------------------------------------
Total Net Loans                                                                         397,146           420,323          501,341
Pool Funds Provided, Net 1                                                              503,851           388,189          257,794
Other Assets                                                                             59,100            62,716           49,813
===================================================================================================================================
Total Assets                                                                         $1,181,629        $1,158,563       $1,169,269
===================================================================================================================================
Liabilities
Foreign Deposits:
  Banks in Foreign Countries                                                         $   29,521        $   82,077       $   84,383
  Governments and Official Institutions                                                 388,684           425,227          291,957
  Other                                                                                 545,920           403,429          499,380
-----------------------------------------------------------------------------------------------------------------------------------
Total Deposits 2                                                                        964,125           910,733          875,720
Short-Term Borrowings                                                                   123,293           123,140          152,627
Other Liabilities                                                                        94,211           124,690          140,922
===================================================================================================================================
Total Liabilities                                                                    $1,181,629        $1,158,563       $1,169,269
===================================================================================================================================
Supplemental Data on Foreign Deposits
Demand                                                                               $  174,556        $  131,551       $  122,855
Savings, NOW and Money Market                                                           304,319           212,435          228,910
Time 3                                                                                  485,250           566,747          523,955
===================================================================================================================================
Total Foreign Deposits                                                               $  964,125        $  910,733       $  875,720
===================================================================================================================================

1 Pool Funds Provided, Net are amounts contributed by foreign activities to fund domestic activities.
2 Foreign deposits in domestic offices totaled $587.8 million, $434.3 million and $455.2 million at December 31, 2001, 2000 and 1999, respectively.
3A majority of time deposits are in amounts of $100 thousand or more.

Exhibit Page 199

The table to the right reflects changes in the reserve for loan losses on loans to customers domiciled outside the United States. Allocations of the provision for loan losses are based upon actual charge-off experience and additional amounts deemed necessary in relation to risks inherent in the foreign loan portfolio.

The table below reflects foreign assets by geographical location for the last three years and selected categories of the Consolidated Statements of Operations. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank’s home country are considered as loans to, or deposits with, the foreign bank. To measure profitability of foreign activity, we have established a funds pricing system for units that are users or providers of funds. When identifiable, noninterest income and expense are reflected in specific regions and the remainder is allocated based on earning assets identified in each geographical area. The 2000 and 1999 presentations have been restated to conform with the 2001 presentation.

FOREIGN RESERVE FOR LOAN LOSSES

                                   2001       2000      1999
---------------------------------------------------------------
Balance, January 1               $ 9,449   $ 8,732    $10,617
Provision for Loan Losses          5,943    14,742       (179)
Loans Charged-Off                  4,913    14,146      1,970
Less: Recoveries on
  Charged-Off Loans                1,376       626        526
---------------------------------------------------------------
Net Charge-Offs                    3,537    13,520      1,444
Foreign Exchange
  Translation Adjustments           (204)     (505)      (262)
===============================================================
Balance, December 31             $11,651   $ 9,449    $ 8,732
===============================================================

GEOGRAPHICAL PERFORMANCE

                                                                                                        INCOME BEFORE
                                                                                                       TAXES, MINORITY
                                                         TOTAL ASSETS      TOTAL        TOTAL           INTEREST, AND        NET
                                                         DECEMBER 31,     REVENUE     EXPENSES       EXTRAORDINARY LOSS    INCOME
-----------------------------------------------------------------------------------------------------------------------------------
Middle East and Africa                          2001      $  129,563 4     $ 9,576      $  7,172          $  2,404       $  1,563
                                                2000          83,456         8,450         6,940             1,510            939
                                                1999          93,439         7,893         6,110             1,783          1,209
-----------------------------------------------------------------------------------------------------------------------------------
Europe                                          2001      $  405,726       $40,220      $ 71,157 3        $(30,937)      $(32,705)
                                                2000         504,318        52,092        76,306           (24,214)       (15,057)
                                                1999         585,168        45,919        46,264              (345)          (234)
-----------------------------------------------------------------------------------------------------------------------------------
Asia/Pacific                                    2001      $   10,284       $   754      $    566          $    188       $    123
                                                2000           8,532           771           633               138             86
                                                1999           9,602           622           482               140             95
-----------------------------------------------------------------------------------------------------------------------------------
South and Central America                       2001      $   15,416       $ 1,228      $    976          $    252       $    164
                                                2000          14,302         1,526         1,301               225            140
                                                1999          23,623         2,522         2,012               510            346
-----------------------------------------------------------------------------------------------------------------------------------
Caribbean                                       2001      $  115,828       $13,607      $ 10,816          $  2,791       $  1,814
                                                2000         158,576        17,941        15,300             2,641          1,642
                                                1999         198,584        24,559        19,589             4,970          3,368
-----------------------------------------------------------------------------------------------------------------------------------
Other                                           2001      $      961       $   142      $    106          $     36       $     23
                                                2000           1,190           145           120                25             16
                                                1999           1,059           136           105                31             22
===================================================================================================================================
Total Foreign 1                                 2001      $  677,778       $65,527      $ 90,793          $(25,266)      $(29,018)
                                                2000         770,374        80,925       100,600           (19,675)       (12,234)
                                                1999         911,475        81,651        74,562             7,089          4,806
===================================================================================================================================
Percentage of Foreign                           2001              11%           17%           24%              N/A 2          124%
 to Consolidated                                2000              14            17            25               N/A 2          N/A 2
                                                1999              16            19            21                 8%            15
===================================================================================================================================

1 Foreign assets at December 31, 2001, 2000 and 1999, exclude net pool funds contributed by foreign activities to fund domestic activities.
2 Due to losses posted by foreign business segments, percentage of income before taxes, minority interest, extraordinary loss, and percentage of net income are not applicable.
3Includes $12.4 million of restructuring and other charges. See Note 2.
4Includes $21.6 million of overdrawn account balances, approved under a guidance line of credit, to a single country.

Exhibit Page 200

NOTE 16. PARENT CORPORATION FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

                                                                                        2001                2000           1999
----------------------------------------------------------------------------------------------------------------------------------
Revenues
Earnings from Subsidiaries 1                                                         $(17,211)           $38,903         $54,643
Interest on Time Deposit Placements                                                     5,098              9,977          14,894
Interest on Reverse Repurchase Agreements                                                 118                216             140
Interest and Dividends on Securities Available for Sale                                 3,824              5,415           3,884
Other Operating Income                                                                 14,804              1,105           2,171
----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                          6,633             55,616          75,732

Operating Expenses
Interest Expense                                                                       38,107             38,107          44,227
Other Operating Expenses                                                                5,159              3,909           4,113
----------------------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                                               43,266             42,016          48,340
----------------------------------------------------------------------------------------------------------------------------------
Income before Taxes                                                                   (36,633)            13,600          27,392
Applicable Income Tax Benefit 2                                                       (13,256)            (8,001)         (9,263)
Income (Loss) before Extraordinary Item                                               (23,377)            21,601          36,655

Extraordinary Loss, Net of Taxes                                                         --                 --            (5,061)
==================================================================================================================================
Net Income                                                                           $(23,377)           $21,601         $31,594
==================================================================================================================================

1 For the purpose of parent corporation only financial activity, “Earnings from Subsidiaries” are included in the revenues of the parent corporation.
2 Applicable income taxes are provided for based on parent corporation income only, and do not reflect the tax expense or benefit of the subsidiaries' operations.

STATEMENTS OF CONDITION
DECEMBER 31,

                                                                                                          2001              2000
----------------------------------------------------------------------------------------------------------------------------------
Assets
Cash                                                                                                    $    866         $  1,354
Time Deposits with Other Banks                                                                            94,000          124,000
Intercompany Reverse Repurchase Agreements                                                                10,900            4,000
Securities Available for Sale                                                                             99,978           99,745
Loans                                                                                                     12,500           12,500
Investment in Subsidiaries                                                                               528,942          523,912
Other Assets                                                                                              46,968           47,047
==================================================================================================================================
Total Assets                                                                                            $794,154         $812,558
==================================================================================================================================
Liabilities
Other Liabilities                                                                                         $5,998         $  2,479
Long-Term Debt:
  Subordinated Debentures due 2009                                                                        66,525           66,525
  Junior Subordinated Deferrable Interest Debentures, Series A, due 2026                                 154,640          154,640
  Junior Subordinated Deferrable Interest Debentures, Series C, due 2027                                 206,168          206,168
----------------------------------------------------------------------------------------------------------------------------------
Total Long-Term Debt                                                                                     427,333          427,333
----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                        433,331          429,812
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                                                                     360,823          382,746
==================================================================================================================================
Total Liabilities and Shareholders' Equity                                                              $794,154         $812,558
==================================================================================================================================

Exhibit Page 201

NOTE 16. PARENT CORPORATION FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

                                                                                      2001                2000             1999
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income (Loss)                                                                $   (23,377)           $ 21,601        $  31,594
Adjustments to Reconcile Net Income to Net Cash
 (Used In) Provided by Operating Activities:
 Depreciation Expense and Amortization                                                (2,297)                (24)             (16)
 Increase in Other Assets, excluding Premises & Equipment                                (32)            (16,189)          (2,988)
 Increase (Decrease) in Other Liabilities                                              3,519               1,384           (4,468)
 Overdistributed (Undistributed) Earnings of Subsidiaries                             17,211              (3,903)         (12,643)
 Gain on Securities Sales                                                           (11,308)                 --               --
 Extraordinary Losses on Redemption of Long-Term Debt                                    --                  --             7,786
----------------------------------------------------------------------------------------------------------------------------------
   Total Adjustments                                                                   7,093             (18,732)         (12,329)
----------------------------------------------------------------------------------------------------------------------------------
Net Cash (Used in) Provided by Operating Activities                                  (16,284)              2,869           19,265
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
 Purchase of Securities Available for Sale                                        (1,808,280)                --           (99,969)
 Proceeds from Sales of Securities Available for Sale                                 21,900                 --             4,148
 Proceeds from Maturities of Securities for Sale                                   1,800,000                 --               --
 Net Increase in Loans                                                                   --              (12,500)             --
 Net Decrease (Increase) in Premises & Equipment                                          24                (156)              (3)
 Net Increase in Investment in Subsidiaries                                          (16,408)            (41,737)         (37,453)
----------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                                 (2,764)            (54,393)        (133,277)
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
 Repayments of Long-Term Debt                                                            --                  --          (130,312)
 Net Proceeds from Issuance of Common Stock                                            1,154                 982              830
 Dividend Payments                                                                    (5,694)             (5,667)          (5,706)
 Repurchase of Common Stock                                                              --                  --           (42,191)
----------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                                                 (4,540)             (4,685)        (177,379)
----------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes                                                          --                   23              --
----------------------------------------------------------------------------------------------------------------------------------
Net Decrease in Cash and Cash Equivalents                                            (23,588)            (56,186)        (291,391)
Cash and Cash Equivalents at Beginning of Year                                       129,354             185,540          476,931
==================================================================================================================================
Cash and Cash Equivalents at End of Year                                         $   105,766            $129,354        $ 185,540
Supplemental Disclosures:
 Interest Paid                                                                   $    38,055            $ 38,055        $  48,602
 Income Tax Payments                                                                     146               7,274              128
==================================================================================================================================

Exhibit Page 202

NOTE 17. SEGMENT INFORMATION

DECEMBER 31, 2001

                                           INTERNATIONAL   RIGGS &             RIGGS CAPITAL                         RIGGS NATIONAL
                                  BANKING     BANKING      COMPANY   TREASURY    PARTNERS    OTHER   RECONCILIATION    CORPORATION
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income
Interest Income                $  179,085   $  45,782     $  4,608  $  120,463  $    434   $ 40,699   $     --
Interest Expense                   51,431      57,368        6,907      35,944       --      45,598         --
Funds Transfer Income (Expense)      (139)     49,934       13,798     (84,329)   (4,762)    25,498         --
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense),
 Tax-Equivalent                   127,515      38,348       11,499         190    (4,328)    20,599         --
Provision for Loan Losses           3,444      (5,970)        --          --         --         --          --
Tax-Equivalent Adjustment          (2,707)       --           --          --         --         --          --
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense)  $  128,252   $  32,378     $ 11,499  $      190  $ (4,328)  $ 20,599   $     --         $  188,590
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest Income
Noninterest Income - External
 Customers                     $   42,713   $   4,650     $ 53,025  $    3,331  $(31,103)  $ 12,693   $     --
Intersegment Noninterest Income     3,266       7,858        2,312           1       --       2,565         --
-----------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income       $   45,979   $  12,508     $ 55,337  $    3,332  $(31,103)  $ 15,258   $   (16,002)     $   85,309
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest Expense
Depreciation and Amortization  $    4,120   $   1,418     $    867  $       16  $     29   $  9,305   $     --
Direct Expense                     71,486      53,316       37,537       3,901     4,210     96,138         --
Overhead and Support               53,052         603       10,875       2,318       367    (67,215)        --
-----------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense      $  128,658   $  55,337     $ 49,279  $    6,235  $  4,606   $ 38,228   $   (16,002)     $  266,341
-----------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Taxes,
 Minority Interest, and
 Extraordinary Loss            $   45,573   $ (10,451)    $ 17,557  $   (2,713) $(40,037)  $ (2,371)  $     --         $    7,558
===================================================================================================================================
===================================================================================================================================
Total Average Assets           $2,778,192   $ 849,250     $ 93,767  $2,676,990  $ 87,795   $862,976   $(1,811,563)     $5,537,407
===================================================================================================================================

Our reportable segments are strategic business units that provide diverse products and services within the financial services industry. We have six reportable segments: Banking, International Banking, Riggs & Company, Treasury, Riggs Capital Partners and Other. The Banking segment provides traditional banking services such as lending and deposit taking to retail, corporate and commercial customers. The International Banking segment includes our Washington, D.C. based embassy-banking business, the London-based banking subsidiary, Riggs Bank Europe Ltd., and a branch in Berlin. The International Banking segment also includes our international private-client services division. Riggs & Company is the domestic private client services division that provides trust and investment management services to a broad customer base. The Treasury segment is responsible for asset and liability management throughout the Company. Riggs Capital Partners represents our venture capital subsidiaries, which specialize in equity investments in privately-held high-growth companies. The Other segment consists of our unallocated parent company income and expense, net interest income from unallocated equity, foreclosed real estate activities and other revenue or expenses not attributable to one of the other segments.

We evaluate segment performance based on income before taxes, minority interest, and extraordinary loss. The accounting policies of the segments are substantially the same as those described in Note 1. We account for intercompany transactions as if the transactions were to third parties under market conditions. Overhead and support expenses are allocated to each operating segment based on number of employees, service usage and other factors relevant to the expense incurred. Geographic financial information is provided in Note 15, Foreign Activities. The restructuring and other charges described in Note 2 are recorded in the Other segment as this presentation reflects how the Company manages and evaluates its segments.

Reconciliations are provided from the segment totals to our consolidated financial statements. The reconciliations of noninterest income and noninterest expense offset as these items result from intercompany transactions and the reconciliation of total average assets represents the elimination of intercompany transactions.

Exhibit Page 203

DECEMBER 31, 2000

                                           INTERNATIONAL   RIGGS &             RIGGS CAPITAL                         RIGGS NATIONAL
                                  BANKING     BANKING      COMPANY   TREASURY    PARTNERS    OTHER   RECONCILIATION    CORPORATION
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income
Interest Income                $  197,570   $  61,752     $  5,904  $  151,576  $    137   $ 47,256   $     --
Interest Expense                   64,488      83,287       12,889      56,317       --      53,685         --
Funds Transfer Income (Expense)    (7,530)     59,003       18,556     (87,117)   (3,117)    20,205         --
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense),
 Tax-Equivalent                   125,552      37,468       11,571       8,142    (2,980)    13,776         --
Provision for Loan Losses          (4,160)    (14,631)        --          --         --         --          --
Tax-Equivalent Adjustment          (2,159)       --           --          --         --         --          --
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense)  $  119,233   $  22,837     $ 11,571  $    8,142  $ (2,980)  $ 13,776   $     --         $  172,579
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest Income
Noninterest Income - External
 Customers                     $   40,313   $   4,270     $ 58,309  $    3,723  $ 10,563   $    835   $     --
Intersegment Noninterest Income     3,512       5,769          660           1       --       3,354         --
-----------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income       $   43,825   $  10,039     $ 58,969  $    3,724  $ 10,563   $  4,189       (13,296)     $  118,013
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest Expense
Depreciation and Amortization  $    6,240   $   1,094     $    869  $       17  $     22   $  8,961   $     --
Direct Expense                     68,699      34,634       37,188       4,105     2,541     73,276         --
Overhead and Support               52,504      12,488       12,608       1,739        76    (79,415)        --
-----------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense      $  127,443   $  48,216     $ 50,665  $    5,861  $  2,639   $  2,822   $   (13,296)     $  224,350
-----------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Taxes,
 Minority Interest, and
 Extraordinary Loss            $   35,615   $ (15,340)    $ 19,875  $    6,005  $  4,944   $ 15,143   $     --         $   66,242
===================================================================================================================================
===================================================================================================================================
Total Average Assets           $2,803,142   $ 896,919     $100,901  $2,411,402  $ 74,596   $929,934   $(1,611,864)     $5,605,030
===================================================================================================================================

Exhibit Page 204

DECEMBER 31, 1999

                                           INTERNATIONAL   RIGGS &             RIGGS CAPITAL                         RIGGS NATIONAL
                                  BANKING     BANKING      COMPANY   TREASURY    PARTNERS    OTHER   RECONCILIATION    CORPORATION
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income
Interest Income                $  188,632    $ 54,723     $ 11,164  $  108,681  $      5  $   50,541  $      --
Interest Expense                   57,035      63,276       16,023      36,197       --       51,031         --
Funds Transfer Income (Expense)    (8,175)     38,270       17,527     (57,102)   (1,079)     10,559         --
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense),
  Tax-Equivalent                  123,422      29,717       12,668      15,382    (1,074)     10,069         --
Provision for Loan Losses          (2,500)       --           --           --        --         --           --
Tax-Equivalent Adjustment          (2,814)       --           --          (430)      --         --           --
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income (Expense)  $  118,108    $ 29,717     $ 12,668  $   14,952  $ (1,074) $   10,069  $      --       $  184,440
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest Income
Noninterest Income - External
  Customers                    $   39,595    $  3,007     $ 54,028  $    2,699  $  1,975  $    5,322  $      --
Intersegment Noninterest Income     2,566       4,178          482           2       --        3,184         --
-----------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income       $   42,161    $  7,185     $ 54,510  $    2,701  $  1,975  $    8,506  $   (10,412)    $  106,626
-----------------------------------------------------------------------------------------------------------------------------------

Noninterest Expense
Depreciation and Amortization  $    7,433    $    704     $    920  $       14  $     13  $    7,625  $      --
Direct Expense                     59,548      22,025       35,097       3,313     2,033      78,931         --
Overhead and Support               59,374      11,113       13,347       1,747        18     (85,599)        --
-----------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Expense      $  126,355    $ 33,842     $ 49,364  $    5,074  $  2,064  $      957  $   (10,412)    $  207,244
-----------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Taxes,
  Minority Interest, and
  Extraordinary Loss           $   33,914    $  3,060     $ 17,814  $   12,579  $ (1,163) $   17,618  $      --       $   83,822
===================================================================================================================================
===================================================================================================================================
Total Average Assets           $2,763,725    $836,759     $204,796  $1,944,381  $ 18,099  $1,060,367  $(1,245,534)    $5,582,593
===================================================================================================================================

Exhibit Page 205

NOTE 18. COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (LOSS)

                                                                               BEFORE TAX         TAX (EXPENSE)       NET OF TAX
                                                                                 AMOUNT              BENEFIT            AMOUNT
---------------------------------------------------------------------------------------------------------------------------------
Twelve Months Beginning January 1, 1999:
Foreign Currency Translation Adjustments                                       $ (1,920)           $    672          $ (1,248)
Unrealized Gain (Loss) on Securities:
  Unrealized Holding Gain (Loss) Arising During Period                          (57,760)             20,216           (37,544)
  Reclassification Adjustment for (Gains)
   Losses Included in Net Income                                                 (1,154)                404              (750)
---------------------------------------------------------------------------------------------------------------------------------
Net Unrealized Gain (Loss)                                                      (58,914)             20,620           (38,294)
---------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income                                                     $(60,834)           $ 21,292          $(39,542)
=================================================================================================================================
Twelve Months Beginning January 1, 2000:
Foreign Currency Translation Adjustments                                       $ (3,169)           $  1,109          $ (2,060)
Unrealized Gain (Loss) on Securities:
  Unrealized Holding Gain (Loss) Arising During Period                           46,754             (16,364)           30,390
  Reclassification Adjustment for (Gains)
   Losses Included in Net Income                                                   (327)                114              (213)
---------------------------------------------------------------------------------------------------------------------------------
Net Unrealized Gain (Loss)                                                       46,427             (16,250)           30,177
---------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income                                                     $ 43,258            $(15,141)         $ 28,117
=================================================================================================================================
Twelve Months Beginning January 1, 2001:
Foreign Currency Translation Adjustments                                       $ (1,572)           $    550          $ (1,022)
Unrealized Gain (Loss) on Securities:
  Unrealized Holding Gain (Loss) Arising During Period                           14,956              (5,235)            9,721
  Reclassification Adjustment for (Gains)
   Losses Included in Net Income                                                   (729)                255              (474)
---------------------------------------------------------------------------------------------------------------------------------
Net Unrealized Gain (Loss) on Securities                                         14,227              (4,980)            9,247
Unrealized Gain (Loss) on Derivatives:
  Unrealized Holding Gain (Loss) Arising During Period                           (2,217)                776            (1,441)
  Reclassification Adjustment for (Gains)
   Losses Included in Net Income                                                 (1,215)                425              (790)
---------------------------------------------------------------------------------------------------------------------------------
Net Unrealized Gain (Loss) on Derivatives                                        (3,432)              1,201            (2,231)
---------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income                                                     $  9,223            $ (3,229)         $  5,994
=================================================================================================================================

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) BALANCES

                                                   FOREIGN CURRENCY        UNREALIZED          UNREALIZED        ACCUMULATED OTHER
                                                      TRANSLATION          GAIN (LOSS)         GAIN (LOSS)         COMPREHENSIVE
                                                      ADJUSTMENT          ON SECURITIES      ON DERIVATIVES        INCOME (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Twelve Months Ended December 31, 1999
Balance, January 1, 1999                              $(1,349)             $ (1,199)             $  --              $ (2,548)
Current Period Change                                  (1,248)              (38,294)                --               (39,542)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                            $(2,597)             $(39,493)             $  --              $(42,090)
===================================================================================================================================
Twelve Months Ended December 31, 2000
Balance, January 1, 2000                              $(2,597)             $(39,493)             $  --              $(42,090)
Current Period Change                                  (2,060)               30,177                 --                28,117
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                            $(4,657)             $ (9,316)             $  --              $(13,973)
===================================================================================================================================
Twelve Months Ended December 31, 2001
Balance, January 1, 2001                              $(4,657)             $ (9,316)             $  --              $(13,973)
Current Period Change                                  (1,022)                9,247               (2,231)              5,994
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                            $(5,679)             $    (69)             $(2,231)           $ (7,979)
===================================================================================================================================

Exhibit Page 206

NOTE 19. INTEREST RATE &
FOREIGN EXCHANGE RISK
MANAGEMENT

We adopted SFAS No. 133, “Accounting for Derivative Investments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133,” as of January 1, 2001. The adoption of SFAS No. 133 resulted in a cumulative charge of $8 thousand, recorded as a component of Other Noninterest Income, to reflect the fair value of derivatives designated as fair-value hedges and fair values of related hedged items. In addition, we recorded a cumulative net of tax charge to Other Comprehensive Income of $751 thousand to recognize at fair value all derivatives that were designated as cash flow hedges and net investment hedges.

The Company has the following hedging instruments at December 31, 2001 to manage its interest rate and foreign exchange risk:

Fair-Value Hedges-We enter into pay fixed, receive floating interest rate swaps to hedge changes in fair value of fixed rate loans attributable to changes in benchmark interest rates.

For 2001, we recognized a net gain of $20 thousand which represented the ineffective portion of all fair value hedges. These amounts are included in Other Noninterest Income in the Consolidated Statement of Operations.

Cash Flow Hedges-We use interest rate swaps to hedge the exposure to variability in expected future cash outflows on floating rate liabilities attributable to changes in interest rates. We also use foreign currency forward contracts to hedge the foreign exchange risk associated with principal and interest payments on loans denominated in a foreign currency.

For 2001, there was no impact to Other Noninterest Income in the Consolidated Statement of Operations for the ineffective portion of all cash flow hedges.

Gains or losses on derivatives that are reclassified from Accumulated Other Comprehensive Income to income are included in the line in the Consolidated Statement of Operations in which the income or expense related to the hedged item is recorded. At December 31, 2001, $359 thousand of deferred net losses on derivative instruments in Accumulated Other Comprehensive Income is expected to be reclassified as expense during the next twelve months. The maximum term over which we were hedging our exposure to the variability of cash flows was 42 months as of December 31, 2001.

The Company uses forward exchange contracts to hedge substantially all of our net investments in a foreign subsidiary. The purpose of this hedge is to protect against adverse movements in currency exchange rates. At December 31, 2001, $187 thousand of net losses related to the existing net investment forward exchange contract are included in Accumulated Other Comprehensive Income.

Other-As of December 31, 2001, we had certain derivative instruments used to manage interest rate risk that were not designated to specific hedge relationships. The carrying value of these items is a net liability of $931 thousand and they are marked to market through current period earnings.

NOTE 20. SUBSEQUENT EVENTS

Effective January 2002, the Company implemented a self-directed executive deferred compensation plan. Under this plan, eligible employees may elect annually to defer a portion of yearly compensation until a chosen date. Deferred amounts will be recorded by the Company at fair value as both an asset and liability. Amounts deferred may be invested in a variety of funds. An investment option available to participants provides for a Company-guaranteed rate of return at a periodically determined rate indexed to a Treasury security.

The Company will freeze participation in its defined benefit pension plan on February 28, 2002. No further pension benefits accrue to participants after this date. Concurrently, the Company will begin matching all employee contributions into the 401 (k) Plan on a dollar-for-dollar basis up to 6% of an employee’s eligible wages.

Exhibit Page 207

management's
REPORT ON CONSOLIDATED
FINANCIAL STATEMENTS

TO OUR SHAREHOLDERS:

We are responsible for the integrity of all financial data included in this Annual Report. The consolidated financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States and include certain amounts based on management’s best estimates and judgment. Financial information beyond the consolidated financial statements is presented in a manner consistent with the Corporation’s financial statements.

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

The Board of Directors has an Audit Committee composed of four outside directors. The Committee meets periodically with the independent public accountants, internal auditors and management to determine the effectiveness of the internal control system and to review the scope and/or results of audits and other related matters. The independent public accountants and internal auditors have direct access to the Corporation’s Audit Committee.

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
Chief Executive Officer

Exhibit Page 208

report of
INDEPENDENT PUBLIC
ACCOUNTANTS

TO RIGGS NATIONAL CORPORATION:

We have audited the accompanying consolidated statements of condition of Riggs National Corporation (a Delaware corporation) and its subsidiaries (“the Company”) as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Riggs National Corporation and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/S/ Arthur Andersen LLP

Vienna, VA
January 23, 2002

Exhibit Page 209

supplemental
FINANCIAL DATA (UNAUDITED)

QUARTERLY FINANCIAL INFORMATION

                                                                                                    2001
Unaudited for the Years Ended December 31, 2001, 2000 and 1999                  FIRST         SECOND          THIRD       FOURTH
(In Thousands, Except Per Share Amounts)                                       QUARTER        QUARTER        QUARTER      QUARTER
----------------------------------------------------------------------------------------------------------------------------------
Interest Income                                                                $81,389        $76,903       $75,199     $ 68,471
Interest Expense                                                                34,963         28,452        26,901       20,530
----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                             46,426         48,451        48,298       47,941
Less: Provision for Loan Losses                                                    115           --             838        1,573
----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income after Provision for Loan Losses                             46,311         48,451        47,460       46,368
Noninterest Income                                                              27,721         22,267        17,799       17,522
Noninterest Expense                                                             56,519         57,162        57,524       95,136
----------------------------------------------------------------------------------------------------------------------------------
Income before Taxes, Minority Interest and Extraordinary Loss                   17,513         13,556         7,735      (31,246)
Applicable Income Tax Expense                                                    6,984          4,408         3,198       (3,515)
Minority Interest in Income of Subsidiaries, Net of Taxes                        4,923          4,960         4,932        5,045
==================================================================================================================================
Net Income (Loss)before Extraordinary Loss                                       5,606          4,188          (395)     (32,776)
Extraordinary Loss, Net of Taxes                                                  --             --            --           --
----------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                              $ 5,606        $ 4,188       $  (395)    $(32,776)
----------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share
 Before Extraordinary Loss    - Basic                                          $   .20        $   .15       $  (.01)    $  (1.15)
                              - Diluted                                            .19            .14          (.01)       (1.15)
==================================================================================================================================
Earnings (Loss) Per Share     - Basic                                          $   .20        $   .15       $  (.01)    $  (1.15)
                              - Diluted                                            .19            .14          (.01)       (1.15)
==================================================================================================================================

CONSOLIDATED FINANCIAL RATIOS AND OTHER INFORMATION

                                                 2001            2000               1999              1998                 1997
-----------------------------------------------------------------------------------------------------------------------------------
Net Income to Average:
Earning Assets                                     (.47)%           .43%               .62%              1.21%              1.06%
Total Assets                                       (.42)            .39                .57               1.11                .97
Shareholders' Equity                              (5.92)           6.06               9.14              13.61              11.69
-----------------------------------------------------------------------------------------------------------------------------------
Average:
Loans to Deposits                                 70.02%         74.66%             77.50%             75.50%             66.97%
Shareholders' Equity to Loans                     13.64           11.55              10.79              14.72              16.35
Shareholders' Equity to Deposits                   9.55            8.62               8.36              11.11              10.95
Shareholders' Equity to Assets                     7.13            6.36               6.19               8.17               8.28
-----------------------------------------------------------------------------------------------------------------------------------
At December 31:
Reserve for Loan Losses to Total Loans             1.03%          1.23%              1.29%              1.67%              1.82%
Common Shareholders                               2,016           2,162              2,315              2,466              2,754
Employees                                         1,613           1,558              1,589              1,598              1,580
Banking Offices                                      59              60                 60                 60                 62
-----------------------------------------------------------------------------------------------------------------------------------
Per Share Data:
Dividend Payout Ratio                               N/A           26.32%             18.35%             16.53%             15.75%
Average Common Shares Outstanding            28,470,953      28,348,699         28,463,825         30,603,384         30,422,822
Book Value per Common Share                      $12.66          $13.48             $11.93             $12.93             $12.04
===================================================================================================================================

Exhibit Page 210

                           2000                                                                        1999
      FIRST         SECOND        THIRD         FOURTH                           FIRST        SECOND         THIRD         FOURTH
     QUARTER        QUARTER      QUARTER        QUARTER                         QUARTER       QUARTER       QUARTER        QUARTER
-----------------------------------------------------------------------------------------------------------------------------------
    $90,081        $89,812     $ 88,365        $86,420                         $81,527       $80,809        $84,649       $87,458
     41,048         41,079       41,308         39,873                          35,701        34,971         37,288        39,543
-----------------------------------------------------------------------------------------------------------------------------------
     49,033         48,733       47,057         46,547                          45,826        45,838         47,361        47,915
        600            403       16,491          1,297                            --            --             --           2,500
-----------------------------------------------------------------------------------------------------------------------------------
     48,433         48,330       30,566         45,250                          45,826        45,838         47,361        45,415
     32,541         32,273       30,077         23,122                          24,330        25,351         29,616        27,329
     53,844         55,616       55,947         58,943                          50,155        50,209         51,634        55,246
-----------------------------------------------------------------------------------------------------------------------------------
     27,130         24,987        4,696          9,429                          20,001        20,980         25,343        17,498
      9,640          8,915        3,600          2,898                           7,298         6,420          8,089         5,146
      5,938          5,742        5,348          2,560                           4,987         4,986          4,987         5,254
===================================================================================================================================
     11,552         10,330       (4,252)         3,971                           7,716         9,574         12,267         7,098
       --             --            --            --                              --            --            5,061           --
===================================================================================================================================
    $11,552        $10,330     $ (4,252)       $ 3,971                         $ 7,716       $ 9,574        $ 7,206       $ 7,098
-----------------------------------------------------------------------------------------------------------------------------------
    $   .41        $   .36     $   (.15)       $   .14                         $   .27       $   .34        $   .43       $   .25
        .41            .36         (.15)           .14                             .26           .33            .42           .25
===================================================================================================================================
    $   .41        $   .36     $   (.15)       $   .14                         $   .27       $   .34        $   .25       $   .25
        .41            .36         (.15)           .14                             .26           .33            .25           .25
===================================================================================================================================

QUARTERLY STOCK INFORMATION 1

                                                                                                                 DIVIDENDS
                                                                                          PRICE RANGE             DECLARED
                                                                                        HIGH        LOW          AND PAID 2
----------------------------------------------------------------------------------------------------------------------------------
2001   Fourth Quarter                                                                 $16.050    $13.280          $.05
       Third Quarter                                                                   18.630     14.190           .05
       Second Quarter                                                                  17.330     14.850           .05
       First Quarter                                                                   16.688     12.000           .05
----------------------------------------------------------------------------------------------------------------------------------
2000   Fourth Quarter                                                                 $14.813    $ 9.000          $.05
       Third Quarter                                                                   13.500     10.000           .05
       Second Quarter                                                                  15.500      8.688           .05
       First Quarter                                                                   12.875      9.250           .05
----------------------------------------------------------------------------------------------------------------------------------

1 The stock information listed above represents high and low bid prices as reported on the NASDAQ National Market System.
2 For a discussion of regulatory restrictions on our ability to pay dividends, see Note 10 to the Financial Statements.

Exhibit Page 211

THREE-YEAR FOREIGN AVERAGE CONSOLIDATED STATEMENTS OF
CONDITION AND RATES

                                                     2001                            2000                           1999
                                          AVERAGE    INCOME/  YIELDS/    AVERAGE   INCOME/    YIELDS/   AVERAGE    INCOME/   YIELDS/
(In Thousands)                           BALANCES    EXPENSE   RATES    BALANCES    EXPENSE    RATES   BALANCES    EXPENSE    RATES
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Loans, Net of Unearned Discounts       $  416,112   $28,804     6.92%  $  456,839  $35,413     7.75%  $  500,097   $36,842     7.37%
Time Deposits with Other Banks            246,979    10,705     4.33      291,909   18,583     6.37      413,198    20,709     5.01
Pool Funds Provided, Net 1                510,929    19,109     3.74      398,987   19,415     4.87      336,975    18,095     5.37
------------------------------------------------------------------------------------------------------------------------------------
Total Earning Assets and
 Average Rate Earned                    1,174,020    58,618     4.99    1,147,735   73,411     6.40    1,250,270    75,646     6.05
Less: Reserve for Loan Losses               9,144                           8,552                          9,590
Cash and Due from Banks                    29,359                          25,163                         24,722
Premises and Equipment, Net                16,488                          15,785                         16,094
Other Assets                               25,418                          19,911                         16,497
====================================================================================================================================
Total Assets                           $1,236,141                      $1,200,042                     $1,297,993

LIABILITIES AND
SHAREHOLDERS' EQUITY
 Interest-Bearing Deposits:
  Savings, NOW and Money Market        $  216,929   $ 4,093     1.89%  $  231,642  $ 6,609     2.85%  $  248,698   $ 6,689     2.69%
  Other Time                              629,109    28,369     4.51      604,632   39,011     6.45      656,616    36,486     5.56
------------------------------------------------------------------------------------------------------------------------------------
Total Interest-Bearing Deposits           846,038    32,462     3.84      836,274   45,620     5.46      905,314    43,175     4.77
Short-Term Borrowings                     127,741     3,799     2.97      105,283    4,508     4.28      129,810     5,239     4.04
------------------------------------------------------------------------------------------------------------------------------------
Total Interest-Bearing Funds and
  Average Rate Incurred                   973,779    36,261     3.72      941,557   50,128     5.32    1,035,124    48,414     4.68
Demand Deposits                           146,892                         131,735                        122,483
Other Liabilities and
  Shareholders' Equity                    115,470                         126,750                        140,386
====================================================================================================================================
Total Liabilities and
  Shareholders' Equity                 $1,236,141                      $1,200,042                     $1,297,993
====================================================================================================================================
Net Interest Income and Spread                      $22,357     1.27%              $23,283     1.08%               $27,232     1.37%
====================================================================================================================================
Net Interest Margin on Earning Assets                           1.90%                          2.03%                           2.18%
====================================================================================================================================

1 Pool Funds Provided, Net, are amounts contributed by foreign activities to fund domestic activities.